LIST OF AFFILIATED PERSONS

Open Joint-Stock Central Telecommunications Company

Issuer code: 00194-A

as of September 30, 2006


06018467
SEC MAIL PROCESSING
RECEIVED
NOV 13 2006
WASH. D.C.
213
SECTION

Issuer's location: 23, Proletarskaya Str., Khimki, Moscow Region 141400

The information contained herein is subject to disclosure in accordance with the securities legislation of the Russian Federation.

Web-site: www.centertelecom.ru

General Director S.V.Pridantsev

«___»__________2006г.

Issuer Codes
INN 5000000970 OGRN 1025006174710

I. Structure of affiliated persons as of 30.09.2006

№ No.	Company full name (non-profit institution name), or an affiliated person's full name (first name, patronymics and last name)	Legal entity's location or individual's place of residence (only with the consent of an individual)	Ground (grounds) validating the affiliation of a person	Date of occurrence of the ground (grounds)	Affiliated person share interest in the authorized capital, %	Affiliated person share of ordinary stock, %
1	2	3	4	5	6	7
1.	***Antonyuk Boris Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
2.	***Arutyunov Nikolai Bagratovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*		
3.	***Beskorovainy Andrei Vladimirovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
4.	***Degtyarev Valery Viktorovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
5.	***Kiselev AlexanderNikolayevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
6.	***Kuznetsov Sergei Ivanovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
7.	***Milovantsev Dmitry Alexanderovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors*	*28.06.2006*	-	-

			(Supervisory Board).			
8.	***Petrova Oksana Valeryevna***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
9.	***Savchenko Victor Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
10.	***Selvich Elena Petrovna***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	-	-
11.	***Yashin Valery Nikolayevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board of Directors (Supervisory Board).*	*28.06.2006*	*0.01274%*	*0.00190%*
12.	***Pridantsev Sergei Vladimirovich***	*Moscow*	*The person exercises the authority of the Joint-Stock Company's sole executive body*	*25.01.2006*	-	-
			The person is a member of the Joint-Stock Company's collegial executive body	*02.08.2006*		
13.	***Antyushin Pavel Valeryevich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
14.	***Batmanov Mikhail Vladimirovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
15.	***Bilibin Yury Alexandrovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
16.	***Gribov Alexander Pavlovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
17.	***Karmanov Dmitry Vareyvich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
18.	***Kartashov Andrei Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
19.	***Kirillov Alexander Ivanovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
20.	***Lutsky Alexander Alexandrovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-
21.	***Nazarov Sergei Victorovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-

22.	***Dagestan Open Joint-Stock Company of Communications and Information Technology***	*3 Rasul Gamzatov Av., Makhochkala, 367000, Republic of Dagestan*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
23.	***Closed Joint-Stock Company Mobile Telecommunications***	*Build.2, 55, Pluschikha St., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*15.09.1998*	-	-
24.	***Closed Joint-Stock Company StartKom***	*6, 2nd Spasonalivkovsky Lane, GSP - 1,Moscow 117909*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*20.08.1998*	-	-
25.	***Closed Joint-Stock Company "RusLeasingSvyaz"***	*6, 2nd Spasonalivkovsky Lane, B-49, GSP –1, Moscow, 119991*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*29.05.1997*	-	-
26.	***Closed Joint-Stock Company FK-Svyaz***	*14, Volgogradsky Prospect, Moscow 109316*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*15.07.1998*	-	-
27.	***Open Joint-Stock Company VolgaTelecom***	*House of Communications, Maxim Gorky Square, Nizhny Novgorod 603000*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
28.	***Open Joint-Stock Company Giprosvyaz***	*11, 3rd Khoroshevskaya Str., Moscow 123298*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*30.05.1997*	-	-
29.	***Open Joint-Stock Company Dalnevostochnaya companya electrosvyazi***	*57, Svetlanskaya Str., Vladivostok 690950*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
30.	***Open Joint-Stock Company Kostroma Municipal Telephone Network***	*6, Gagarina Str., Kostroma 156026*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	*0.00045%*	*0.00060%*
31.	***Open Joint-Stock Company Moscow City Telephone Network***	*Bdg. 3, 12, Petrovsky Boulevard, Moscow 103051*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
32.	***Open Joint-Stock Company North- West Telecom***	*14/26 Gorokhovaya, Saint-Petersburg*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-

33.	***Open Joint-Stock Company Sibirtelecom***	*53, Gorkogo Str., Novosibirsk 630099*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*18.09.1995*	-	-
34.	***Open Joint-Stock Company UralSviazInform***	*11, Moskovskaya Str., Ekaterinburg 620014, Russian Federation*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*18.09.1995*	-	-
35.	***Open Joint-Stock Company Central Telegraph***	*7, Tverskaya Str., Moscow 125375, Russian Federation*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*30.05.1997*	-	-
36.	***Open Joint-Stock Company Southern Telecommunications Company***	*66, Karasunskaya Str., Krasnodar 350000*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*18.09.1995*	-	-
37.	***Open Joint-Stock Company of Long-distance and International Electric Communication Rostelecom***	*15 Dostoyevskogo Str., Saint-Petersburg, 191002, RF*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*30.05.1997*	-	-
38.	***Closed Joint-Stock Insurance Company Medexpress***	*14/26, Gorokhovaya Str., Saint-Petersburg 191186*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*24.06.2005*	-	-
39.	***Non-governmental Pension Fund Telecom-Soyuz***	*48 Myasnitskaya Str., Moscow, 107078*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*03.12.2003*	-	-
40.	***Closed Joint-Stock Company «RadioTel»***	*6 letter «П» Chapygina Str., Saint-Petersburg, 197376*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*13.06.2004*	-	-
41.	***Closed Joint-Stock Company "Professional telecommunications"***	*76/71 Sadovnicheskaya Str., bld. 3, Moscow, 113035*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*26.10.2004*	-	-
42.	***Open Joint-Stock Company «Tetrasvyaz»***	*36/14 Bakhrushina Str., bld. 3, Moscow, 115054*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the*	*04.04.2004*	-	-

			members of management bodies).			
43.	***Russian Foundation for the History of Telecommunications***	*7, Pochtamtskaya Str., Saint-Petersburg 190000*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*02.12.2004*	-	-
44.	***Non-profit Partnership Center for Telecommunications Development Research***	*Build.2, 55, Pluschikha St., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.02.2006*	-	-
45.	***Open Joint-Stock Company «Unified Registration Company»***	*15A Kalanchevskaya Str., Moscow, 107078*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*26.04.2006*	-	-
46.	***Closed Joint-Stock Company «Centel»***	*Bld. 1, 10 Rozanova Str., Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*11.05.2006*	-	-
47.	***Closed Joint-Stock Company «Russian Industrial Bank»***	*Bld. 1, 40, Shchepkina Str., Moscow, 129110*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*27.06.2006*	-	-
48.	***Closed Joint-Stock Company «PeterStar»***	*24 Bolshaya Morskaya Str., Saint-Petersburg, 199186*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*27.06.2006*	-	-
49.	***Open Joint-Stock Company Telecominvest***	*54 Nevsky Prospect, Saint-Petersburg 191011*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.06.2006*	-	-
50.	***Open Joint-Stock Company «RTC-Leasing»***	*5 Delegatskaya Str., Moscow, 127473*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*29.06.2006*	-	-
51.	***Open Joint-Stock Company «RTComm.RU»***	*Bld. 43, 13 2nd Zvenigorodskaya Str., Moscow, 123022*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the*	*29.06.2006*	-	-

			members of management bodies).			
52.	***Closed Joint-Stock Company «RTC-Invest»***	*Office 220, Business center «Chayka-Plaza», Bld. 1, Sredny Tishinsky Side-street, Moscow, 123557*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*30.06.2006*	-	-
53.	***Closed Joint-Stock Company Saint-Petersburg Public Telephones***	*74a Engelsa Prospect, Saint-Petersburg 194214*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*10.06.2005*	-	-
54.	***Open Joint-Stock Company National Public Telephone Network***	*74a Engelsa Prospect, Saint-Petersburg 194214*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*20.06.2005*	-	-
55.	***Open Joint-Stock Company «Svyazintec»***	*Bld. 2, 55 Plyushchikha Str., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*06.07.2006*	-	-
56.	***NCH Advisors,Inc***	*6 floor, block C, 17-23 Taganskaya Str., Moscow, 109147*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.06.2006*	-	-
57.	***Open Joint-Stock Company Investment Communication Company***	*Build.2, 55, Pluschikha Str. 5, Moscow 119121*	*The entity controls over 20% of the Joint-Stock Company voting stock.*	*10.10.1995*	*38.01654%*	*50.68849%*
58.	***Closed Joint-Stock Company CenterTelecomService***	*Office 101, 23 Proletarskaya St.,Khimki, Moscow Region, 141400*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*01.04.2003*	-	-
59.	***Closed Joint-Stock Company Vladimir Teleservice***	*20, Gorokhovaya Str., Vladimir*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
60.	***Closed Joint-Stock Company Telecom of Ryazan Region***	*36, Svobody Str., Ryazan 390006*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-

61.	***Closed Joint-Stock Company TeleRoss-Voronezh***	*25 Krasnoarmeyskaya Str., Voronezh, 394000*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
62.	***Limited Liability Company Telecom-Stroy***	*6, 2nd Minsky Alley, Ivanovo, 153017*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
63.	***Limited Liability Company Vladimirsky Taxophon***	*32-a Stroitelei Prospect, Vladimir 620014*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
64.	***Limited Liability Company MobilCom***	*17, Mira Str., Vladimir 600017*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
65.	***Limited Liability Company Tver-Telecom***	*24 Novotorzhskaya Str., Tver 170000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*18.05.1998*	-	-
66.	***Limited Liability Company Telecom-Terminal***	*13 Lenina Prospect, Ivanovo, 153000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
67.	***Closed Joint-Stock Company Teleport-Ivanovo (TPI)***	*90 Tashkentskaya Str., Ivanovo 153032*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*26.07.2005*	-	-
68.	***Limited Liability Company Production and Invention Enterprise Svyaz-Service-Irga***	*21 Yesenina Str., Ryazan 390046*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
69.	***Open Joint-Stock Company Russian Telecommunication***	*2/15 Maroseika Str., Moscow 101000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting*	*02.03.2004*	-	-

	Network		*the authorized (share) capital of the entity.*			
70.	***Open Joint-Stock Company Rinfotels Telecommunication Company***	*43 Yesenina Str., Ryazan 390023*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	*0.00109%*	*0.00145%*
71.	***Closed Joint-Stock Company «ATS»***	*22-A Novotorzhskaya Str., Tver, 170000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*21.11.2005г.*	*0.011396%*	*0.015194%*

Changes in the List of Affiliated Persons made during the period from

01.07.2006 to 05.07.2006

№ No.	Subject-matter of the change entry	Date of the change inception	Date of entering the change in the List of Affiliated Persons

<table>
<tr><td>1.</td><td colspan="4">Exclusion from the List of Affiliated Persons in connection with decrease of the Company's share of participation in the Charter capital of Closed Joint-Stock Company</td><td>05.07.2006</td><td>05.07.2006</td></tr>
<tr><td colspan="7">Information about the affiliated person before the change:</td></tr>
<tr><td></td><td>2</td><td>3</td><td>4</td><td>5</td><td>6</td><td>7</td></tr>
<tr><td></td><td>Closed Joint-Stock Company "Insurance Company of Communication Industry Employees' Trade Union «COSTARS»</td><td>42 Leninsky Prospect, Moscow 117119</td><td>The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.</td><td>30.12.2004</td><td>-</td><td>-</td></tr>
<tr><td colspan="7">Information about the affiliated person after the change:</td></tr>
<tr><td></td><td>2</td><td>3</td><td>4</td><td>5</td><td>6</td><td>7</td></tr>
<tr><td></td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td></tr>
</table>

Changes in the List of Affiliated Persons made during the period from 06.07.2006 to 03.08.2006

№ No.	Subject-matter of the change entry	Date of the change inception	Date of entering the change in the List of Affiliated Persons

1.	*Exclusion from the List of Affiliated Persons in connection with reelection of the Company's collective executive body members*				*28.07.2006*	*03.08.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Zabuzova Elena Victorovna	*Moscow*	*The person is a member of the Joint-Stock Company collegial executive body*	*09.02.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

2.	*Exclusion from the List of Affiliated Persons in connection with reelection of the Company's collective executive body members*				*28.07.2006*	*03.08.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Savchenko Victor Dmitriyevich	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
			The person is a member of the Joint-Stock Company's collegial executive body	*09.02.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Savchenko Victor Dmitriyevich	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-

3.	*Exclusion from the List of Affiliated Persons in connection with termination of natural person's participation in the Board of Directors of CJSC «Football club «Zenit»*				*01.08.2006*	*03.08.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Closed Joint-Stock	*57/127 (A), Voznesensky Prospect, Saint-*	*The person belongs to the group of*	*27.06.2005*	-	-

	2	3	4	5	6	7
	Company Football Club Zenit	*Petersburg*	*entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*			

Information about the affiliated person after the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

4.	***Exclusion from the List of Affiliated Persons in connection with termination of natural person's participation in the Board of Directors of OJSC «Telecominvest»***	***01.08.2006***	***03.08.2006***

Information about the affiliated person before the change:

	2	3	4	5	6	7
	Open Joint-Stock Company «Telecominvest»	*54 Nevsky Prospect, Saint-Petersburg, 191011*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*08.07.2005*	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

5.	***Exclusion from the List of Affiliated Persons in connection with reelection of the Company's collective executive body members***	***28.07.2006***	***03.08.2006***

Information about the affiliated person before the change:

	2	3	4	5	6	7
	Closed Joint-Stock	*6 2nd Spasonalivkovsky Side-street,*	*The person belongs to the group of*	*23.06.2005*	-	-

	2	3	4	5	6	7
	Company "RusLeasingSvyaz"	*Moscow, 119991*	*entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*			
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

6.	***Inclusion into the List of Affiliated Persons in connection with election of a natural person to the Board of Directors of OJSC «Svyazintec»***				***01.08.2006***	***03.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Svyazintec»	*buiding 2, 55 Plyushchikha Street, Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*06.07.2006*		

7.	***Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body***				***28.07.2006***	***03.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						

	2	3	4	5	6	7
	Antyushin Pavel Valeryevich	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-

8.	***Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body***				***28.07.2006***	***03.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Batmanov Mikhail Vladimirovich	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-

9.	***Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body***				***28.07.2006***	***03.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Bilibin Yury Alexandrovich	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*02.08.2006*	-	-

Changes in the List of Affiliated Persons made during the period from

04.08.2006 to 11.08.2006

№ No.	Subject-matter of the change entry				Date of the change inception	Date of entering the change in the List of Affiliated Persons
1.	***Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body***				***10.08.2006***	***11.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Unified Registration Company»	*15A Kalanchevskaya Str., Moscow, 107078*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*26.04.2006*	-	-

2.	***Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body***				***10.08.2006***	***11.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Centel»	*Bld. 1, 10 Rozanova Str., Moscow*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*11.05.2006*		

3.	*Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body*				*10.08.2006*	*11.08.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Russian Industrial Bank»	*Bld. 1, 40, Shchepkina Str., Moscow, 129110*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*27.06.2006*	-	-

4.	*Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body*				*10.08.2006*	*11.08.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «PeterStar»	*24 Bolshaya Morskaya Str., Saint-Petersburg, 199186*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*27.06.2006*		

5.	*Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body*				***10.08.2006***	***11.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company Telecominvest	*54 Nevsky Prospect, Saint-Petersburg 191011*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.06.2006*	-	-

6.	*Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body*				***10.08.2006***	***11.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «RTC-Leasing»	*5 Delegatskaya Str., Moscow, 127473*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*29.06.2006*	-	-

7.	***Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body***				***10.08.2006***	***11.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «RTComm.RU»	*Bld. 43, 13 2nd Zvenigorodskaya Str., Moscow, 123022*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*29.06.2006*	-	-

8.	***Inclusion into the List of Affiliated Persons in connection with reelection of the Company's collective executive body***				***10.08.2006***	***11.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «RTC-Invest»	*Office 220, Business center «Chayka-Plaza», Bld. 1, Sredny Tishinsky Side-street, Moscow, 123557*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*30.06.2006*	-	-

Changes in the List of Affiliated Persons made during the period from

12.08.2006 to 31.08.2006

№ No.	Subject-matter of the change entry				Date of the change inception	Date of entering the change in the List of Affiliated Persons
1.	***Change of the Company's location address***				***21.06.2006***	***18.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Dagestan Open Joint-Stock Company of Communications and Information Technology	*3, Lenin Sq., Makhachkala, Republic of Dagestan, 367000*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Dagestan Open Joint-Stock Company of Communications and Information Technology	*3 Rasula Gamzatova Str., Makhachkala, 367000, Republic of Dagestan*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*18.09.1995*	-	-
2.	***Change of the Company's location address***				***30.06.2006***	***18.08.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company North- West Telecom	Saint-Petersburg, Russia	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.1995*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company North- West Telecom	*14/26 Gorokhovaya Str., 191186, Saint-Petersburg*	*The person belongs to the group of entities which includes the Joint-Stock Company*	*18.09.1995*	-	-

3.	***Change of the Company's location address***	***24.06.2006***	***18.08.2006***

Information about the affiliated person before the change:

	2	3	4	5	6	7
	Open Joint-Stock Company of Long-distance and International Electric Communication Rostelecom	*5, Delegatskaya Str., Moscow 127091*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*30.05.1997*	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Open Joint-Stock Company of Long-distance and International Electric Communication Rostelecom	*15 Dostoyevskogo Str., Saint-Petersburg Str., 191002, the RF*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*30.05.1997*	-	-

4.	*Inclusion in the List of Affiliated Persons in connection with receipt of information about affiliation*	***18.06.2006***	***18.08.2006***

Information about the affiliated person before the change:

	2	3	4	5	6	7
	-	-	-	-	-	-

Information about the affiliated person after the change:

	2	3	4	5	6	7
	Closed Joint-Stock Company «RusLeasingSvyaz»	*6 Spasonalivkovsky Per., GSP-1, B-49, Moscow, 119991*	*The person belongs to the group of entities which includes the Joint-Stock Company.*	*29.05.1997*	-	-

5.	*Change of the Company's location address in connection with specified data*	***30.08.2006***	***31.08.2006***

Information about the affiliated person before the change:

	2	3	4	5	6	7

	Closed Joint-Stock Company «PeterStar»	*78 Bolshoy Pr., Saint-Petersburg, 199106*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*27.06.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «PeterStar»	*24 Bolshaya Morskaya Str., Saint-Petersburg, 199186*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*27.06.2006*	-	-

Changes in the List of Affiliated Persons made during the period from

31.08.2006 to 04.09.2006

1.	***Inclusion in the List of Affiliated Persons in connection with receipt of information about affiliation***				***28.06.2006***	***04.09.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	NCH Advisors,Inc	*17-23 Taganskaya Str., block C, 6 floor Mosocow, 109147*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.06.2006*	-	-

Changes in the List of Affiliated Persons made during the period from

05.09.2006 to 30.09.2006

1.	*Exclusion from the List of Affiliated Persons in connection with termination of natural person's participation in the Board of Directors of OJSC «Московская междугородная станция №9»*				*28.09.2006г*	*29.09.2006г.*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company Moscow Long-Distance Telephone Exchange No. 9	*7, Butlerova Str., Moscow 117485*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*20.06.2003*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

QUARTERLY REPORT

Open Joint-Stock Company

"Central Telecommunication Company"

Code of the Issuer:	**0**	**0**	**1**	**9**	**4**	**–**	**A**

for the II quarter of 2006

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***

Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities

Acting General Director of OJSC «CenterTelecom» According to the Order of General Director of OJSC «CenterTelecom» №164/к dated 17.07.2006		***A.I. Kirillov***
	(signature)	
Date « » August 2006		
И.о. Главного бухгалтера ОАО «ЦентрТелеком» According to the Order of General Director of OJSC «CenterTelecom» №178/к dated 08.08.2006		***O.A. Antonova***
	(signature)	
Date « » August 2006	Seal	

Contact person:	***Deputy Director of Securities and Corporate Governance Department Ms Natalya A. Sudareva***
Telephon:	***+7 (495) 209-38-49***
Fax:	***+7 (495) 793-24-38***
E-mail address:	***ocb@centertelecom.ru***

The information disclosed in this quarterly report is posted at: ***www.centertelecom.ru***

Table of contents

Introduction

Full registered name of the Issuer.
Открытое акционерное общество "Центральная телекоммуникационная компания" (in Russian)
Joint-Stock Central Telecommunication Company

The abbreviated name of the Issuer:
ОАО "ЦентрТелеком" (in Russian)
JSC CenterTelecom

Domicile of the Issuer:
23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address:
6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia

Tel.: *(+7 495) 209-3434* Fax: *(+7 495) 209-3007*
e-mail: info@centertelecom.ru

Код поля изменен

Website where the full text of the Issuer's quarterly report is posted at: http://www.centertelecom.ru/ru/investor/stock/stockreports/

Overview of the outstanding (placed) securities:

Shares issued by the Issuer.

Type of the securities: ***shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***1 578 006 833 (one billion five hundred seventy eight million six thousand eight hundred and thirty three) shares.***

Type of the securities: ***shares***
Type: ***preference Class A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***525 992 822 (five hundred twenty five million nine hundred ninety two thousand eight hundred and twenty two) shares.***

Overview of the bonds issued by the Issuer.

Category of securities: ***bonds***
Series: ***1-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***11 397.***

Category of securities: ***bonds***
Series: ***2-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***260.***

Category of securities: ***bonds***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***5 396.***

Category of securities: ***bonds***
Series: ***4-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***70.***

Category of securities: ***bonds***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 3 600***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***7-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***8-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500.***

Category of securities: ***bonds***
Series: ***9-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50.***

Category of securities: ***bonds***
Series: ***10-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***200.***

Category of securities: ***bonds***
Series: ***11-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500.***

Category of securities: ***bonds***
Series: ***2-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 50***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***212 701.***

Category of securities: *bonds*
Series: *3-И*
Type: *interest-bearing*
Form of the securities: *registered book-entry*
Nominal value of one bond of the issue: *RUR 6 000*
Number of actually placed securities pursuant to the registered report on the results of the issue: *349.*

Category of securities: *bonds*
Series: *4-И*
Type: *interest-bearing*
Form of the securities: *registered book-entry*.
Nominal value of one bond of the issue: *RUR 4 000*
Number of actually placed securities pursuant to the registered report on the results of the issue: *68.*

Category of securities: *bonds*
Series: *03*
Type: *interest-bearing*
Form of the securities: *documentary bearer bonds*
Nominal value of one bond of the issue: *RUR 1 000*
Number of actually placed securities pursuant to the registered report on the results of the issue: *2 000 000.*

Category of securities: *bonds*
Series: *04*
Class: *interest-bearing*
Form of the securities: *documentary*
Full name of the securities of the issue: *interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian*
Nominal value of one bond: *RUR 1 000 roubles*
Quantity of the actually placed securities according to the registered report on the issue results: *5 622 595.*

Other information:

On June 15, 2006 the FSFM of Russia registered issue and prospectus of **interest-bearing certified non-convertible series 05 bearer bonds of OJSC «CenterTelecom» with obligatory centralized storage** placed through public offering.

Number of bonds of the issue: *3 000 000 pieces.*

Face value of each security of the issue: *1 000 rubles.*

Total value of the issue (according to face value): *3 000 000 000 rubles.*

Maturity period of the bonds:
The bonds are to be redeemed in parts as follows:
on 1274th day from the placement start date each Bond is redeemed partially at the rate of 10% of nominal value;
on 1456th day from the placement start date each Bond is redeemed partially at the rate of 20% of nominal value;
on 1638th day from the placement start date each Bond is redeemed partially at the rate of 30% of nominal value;
on 1820th day from the placement start date each Bond is redeemed partially at the rate of 40% of nominal value.

State registration number of the issue *4-20-00194-A dated June 15, 2006.*

The Decision on Securities Issue and the Prospectus are available at the OJSC «CenterTelecom» web site:

http://www.centertelecom.ru/ru/investor/stock/loan/200606231649-7832.htm/

This quarterly report contains estimates and forecasts of the authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.1. Members of the governing bodies of the Issuer

The Board of Directors of the Issuer
The Board Chairman
Mr. Alexander N. Kiselev, born in 1962
Members of the Board of Directors:
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Nikolai B. Arutyunov, born in 1964
Mr. Andrei V. Beskorovayny, born in 1958
Mr. Valery V. Degtyarev, born in 1957
Mr. Sergei I. Kuznetsov, born in 1953
Mr. Dmitry A. Milovantsev, born in 1971
Mrs. Oksana V. Petrova, born in 1973
Mr. Victor D. Savchenko, born in 1960
Mrs. Elena P. Selvich, born in 1968
Mr. Valery N. Yashin, born in 1941

The sole person executive body of the Issuer –General Director
Mr. Sergey V. Pridantsev, born in 1967

Collective executive body – the Management Board of the Issuer
Chairman:
Mr. Sergey V. Pridantsev, born in 1967
Members of the Management Board:
Mr. Alexander P. Gribov, born in 1972
Ms. Elena V. Zabuzova, born in 1950
Mr. Dmitry V. Karmanov, born in 1975
Mr. Andrei D. Kartashov, born in 1974
Mr. Alexander Iv. Kirillov, born in 1956
Mr. Alexander A. Lutsky, born in 1972
Mr. Sergei V. Nazarov, born in 1971
Mr. Victor D. Savchenko, born in 1960

According to the Decision of the Board of Directors dated July 28, 2006 (Minutes № 3 dated July 31, 2006) the new Management Board of OJSC «CenterTelecom» was formed consisting of the following persons:
Chairman:
Mr. Sergey V. Pridantsev, born in 1967
Members of the Management Board:
Mr. Pavel V. Antyushin, born in 1977
Mr. Mikhail V. Batmanov, born in 1978
Mr. Yury A. Bilibin, born in 1971.
Mr. Alexander P. Gribov, born in 1972
Mr. Dmitry V. Karmanov, born in 1975
Mr. Andrei D. Kartashov, born in 1974
Mr. Alexander Iv. Kirillov, born in 1956
Mr. Alexander A. Lutsky, born in 1972
Mr. Sergei V. Nazarov, born in 1971

1.2. Information on bank accounts of the Issuer

List of OJSC CenterTelecom bank accounts as of the end of the reporting period:

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Settlement account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account of the bank branch	Account type (income/ budgetary)
OJSC «CenterTelecom»/General Directorate	Branch № 7701 Vneshtorgbank Retail services (Closed Joint-Stock Company)	Branch № 7701 Vneshtorgbank Retail services	5 Dolgorukovskaya Street, Moscow, 127006	Branch № 7701 Vneshtorgbank Retail services	14/7 Sukharevskaya Square, Moscow, 107045	7710353606	40702810400010017541	044583153	30101810200000000153	settlement
OJSC «CenterTelecom»/General Directorate	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612326	044583119	30101810600000000119	settlement
OJSC «CenterTelecom»/General Directorate	«Petrocommerts» Bank(Open Joint-Stock company)	Petrocommerts» Bank (OJSC)	24 Petrovka Street, Moscow, 127051	Petrocommerts» Bank (OJSC)	24 Petrovka Street, Moscow, 127051	7707284568	40702810200000002626	044525352	30101810700000000352	settlement

OJSC «CenterTelecom»/General Directorate	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	settlement
OJSC «CenterTelecom»/General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	5 Marxistskaya Street, Moscow, 109147, Russia	7702070139	40702810000090220287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom»/General Directorate	Open Joint-Stock Company ALFA-BANK	OAO ALFA-BANK	27 Kalanchevskaya Street, Moscow, 107078, Russia	OAO ALFA-BANK	12 Krasnaya Presnya Street, building 1, Moscow, 123242, Russia	7728168971	40702810201400000637	044525593	30101810200000000593	settlement
OJSC «CenterTelecom»/General Directorate	"Bank of Moscow" (Open Joint-Stock Company)	OJSC "Bank of Moscow"	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	«Nikolskoye» branch of OJSC « Bank of Moscow»	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	7702000406	40702810200510000613	044525219	30101810500000000219	settlement
Belgorodski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800000013101	044583119	30101810600000000119	settlement

Belgorodski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810100120612336	044583119	30101810600000000119	settlement
Bryanski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Bryanski subsidiary of ACB Promsvyazbank	2 Staliliteynaya Street, Bryansk, 241038, Russia	7744000912	40702810320000388801	041501777	30101810800000000777	settlement
Bryanski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Bryanski subsidiary of ACB Promsvyazbank	2 Staliliteynaya Street, Bryansk, 241038, Russia	7744000912	40702810620000388802	041501777	30101810800000000777	settlement
Vladimirski subsidiary of OJSC CenterTelecom	Open JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261001682	041708716	30101810200000000716	settlement
Vladimirski subsidiary of OJSC CenterTelecom	Open JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100262001682	041708716	30101810200000000716	settlement

Voronezhski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Voronezh subsidiary of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, 394006, Russia	7744000912	40702810200010000319	042007882	30101810700000000882	settlement
Voronezhski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	a/o «Central» АКБ Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800120612335	044583119	30101810600000000119	settlement
Kaluzhski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810322240104184	042908612	30101810100000000612	settlement
Kaluzhski subsidiary of OJSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Open JSC)	ACB Gasenergobank OAO (Kaluga)	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810500000000687	042908701	30101810600000000701	settlement
Kurski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810133020103140	043807606	30101810300000000606	settlement

Kurski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101027	04525225	30101810400000000225	settlement
Lipetski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	3 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810435000102700	044206604	30101810800000000604	settlement
Lipetski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	3 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810535000102710	044206604	30101810800000000604	settlement
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810700120612338	044583119	30101810600000000119	settlement
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810400120612337	044583119	30101810600000000119	settlement

Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810400030612375	044583119	30101810600000000119	settlement
Orlovski Subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810047000110794	045402601	30101810300000000601	settlement
Orlovski Subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810347000110795	045402601	30101810300000000601	settlement
Ryazanski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810353000161505	046126614	30101810500000000614	settlement
Ryazanski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810653000161506	046126614	30101810500000000614	settlement

Smolenski subsidiary of OJSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Open JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810100291000196	046614737	30101810400000000737	settlement
Smolenski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Smolensk subsidiary of ACB Promsvyazbank	7a Przhevalskogo Street, Smolensk, 214000, Russia	7744000912	40702810720000894302	046614720	30101810200000000720	settlement
Tambovski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #8594 of AC Saving Bank of the RF (OJSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810061000103297	046850649	30101810800000000649	settlement
Tambovski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020101026	044525225	30101810400000000225	settlement
Tverskoy subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101111	044525225	30101810400000000225	settlement

	Stock Company)									
Tverskoy subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810340020101112	044525225	30101810400000000225	settlement
Tulski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612334	044583119	30101810600000000119	settlement
Tulski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612301	044583119	30101810600000000119	settlement
Verkhnevolzhsky subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 2, 3, 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810610000212901	047888707	30101810800000000707	settlement

Verkhnevolzhsky subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 2, 3, 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	774400912	40702810910000212902	047888707	30101810800000000707	settlement

1.3. Auditor of the Company

Full corporate name of the auditor:
Limited Liability Company Ernst& Young
Abbreviated name: ***Ernst& Young Ernst& Young***
Location: ***77 Sadovnicheskaya nab., building 1, Moscow, 115035, Russia***
Telephone: *7 (495) 755 9700* Fax: *7 (495) 755 9701*
e-mail: ***moscow@ru.ey.com***
The auditor license:
License No: ***E002138***
Date of issue: **September *30, 2002***
Valid till: ***September 30, 2007***
License issuing body: ***Ministry of Finance of the Russian Federation***

Agreement with the audit company «Ernst and Young» LLC on audit of the Russian Accounting Reports for 2005 and audit of Financial Statements according to the IAS for 2005 was concluded in October of 2005.

Factors, which may affect the auditor's independence from the issuer, including the information about the significant interests connecting auditor (officers of the auditor) with the issuer (officers of the issuer):

- The auditor (officers of the auditor) has interest in the charter (contributed) capital (unit fund) of the issuer: *no such interest.*
  - provision of loans to the auditor (officers of the auditor) by the issuer: *no loans were granted.*
  - close business relations (participation in promotion of the issuer's products/services, joint business activities in partnership, etc.), and family relations between the auditor and the issuer: *no such relations.*

information about the issuer's officers who are at the same time the officers of the auditor (or auditor): *there are no such persons.*

Selection of the auditor:

tender procedure related to the auditor selection and its main terms and conditions: *no tender procedures.*

the procedure of auditor recommendation for adoption by the shareholders (participants) meeting, including governing body which makes the decision:

Candidature of auditor is considered by the Audit Committee of the Company's Board of Directors and recommended for approval by the Board of Directors at the General Shareholders Meeting.

Auditor is approved annually by the Company's General Shareholders Meeting by majority of the votes of the shareholders – holders of the Company's voting shares taking part in the meeting. Terms and conditions of a contract entered into with the auditor are adopted by the Company's Board of Directors.

Information about the activities conducted by the auditor in the framework of special auditor assignments: *no such activities were conducted.*

The procedure of the auditor's compensation package determination: *Terms and conditions of a contract entered into with the auditor are adopted by the Company's Board of Directors. Cost of the services provided by the audit company is determined in the agreement.*

Information about deferred and overdue payments for provided audit services: *the debt of the audit company to the Company as of June 30, 2006 amounted to 6 411 thousand rubles; the debt is not overdue.*

In April of 2006 there was an agreement concluded with Ernst and Young Ltd on conduction of certain procedures and provision of consent to include its report on the Russian Accounting

Statements for 2003, 2004 and 2005 in the Prospectus. The debt of the audit company to the Company on this agreement as of June 30, 2006 amounts to 835 thousand rubles. The debt is not overdue.

1.4. Appraiser of the Issuer

In Q2 2006:

- for determination of the market price of securities being placed and already placed, outstanding (obligations under which are not performed): ***No appraiser was engaged;***
- for determination of the market price of property pledged as a security for placed bonds of the issuer secured by surety, or for placed bonds of the issuer secured by a pledge obligations under which are not performed: ***No appraiser was engaged;***
- for determination of the market price of fixed assets or immovable property of the issuer for which the issuer carried out revaluation reflected in other sections of the quarterly report and no revaluation was conducted: ***No appraiser was engaged;***
- for provision of other services related to issuing securities, information on which is provided in the quarterly report: ***No appraiser was engaged.***

Information about the appraiser of the issuer, which is a joint-stock investment fund: ***the issuer isn't a joint-stock investment fund.***

1.5. Consultants of the issuer

(1) Full corporate name: ***Open Joint-Stock Company Federal Stock Corporation***
Abbreviated name: ***JSC FSC***
Address: ***25 Ostozhenka Street, Moscow, 119034, Russia***
Contact telephone number: ***+7 (495)737-86-30, +7 (495)737-86-31***
Fax: ***+7 (495) 737-86-32***
e-mail: ***fsc@fscorp.ru***

Web site address, where the financial consultant discloses information about the Issuer: ***www.fscorp.ru***

License number and date of issue of a professional securities market participant; the authorities which issued the license:

License of a professional participant in the securities market to carry out broker activities
License No: ***№ 077-06174-100000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity.***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

License of a professional participant in the securities market to carry out dealer activities
License No: ***№ 077-06178-010000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body, which issued the license: ***Federal Commission for Securities Market (FCSM)***

Services to be rendered (rendered) by the consultant:
- consulting services related to conducting of the Issuer's securities issue, notably: documentary interest-bearing non-convertible series 03 bearer bonds and interest-bearing documentary non-convertible series 04 bearer bonds, including signing of registered prospectuses of the above mentioned securities;

(2) Full corporate name of financial consultant in the securities market: ***Closed Joint-Stock Company «Investment company A VK»***
Short corporate name of financial consultant in the securities market: ***CJSC «IC A VK»***
Domicile of financial consultant in the securities market: ***1 pavilion Uritskogo, Pushkino, Saint-Petersburg, Russia***
Tel.: ***7 (812) 230-77-33***
Fax: ***7 (812) 237-06-50***
Web site address, where the financial consultant discloses information about the Issuer: ***http://www.avk.ru/***
E-mail: postmaster@avk.ru

License of a professional participant in the securities market:

to carry out broker activities
License No: ***178-03255-100000***
Date of issue: ***November 29, 2000***
Valid till: ***unlimited term of validity***
The body, which issued the license: ***Federal Commission for Securities Market (FCSM)***

to carry out dealer activities
License No: ***178-03343-010000***
Date of issue: ***29.11.2000***
Valid till: ***unlimited term of validity***
The body, which issued the license: ***Federal Commission for Securities Market (FCSM)***

Services, which are rendered by the consultant:
1. Preparation of documents for state registration of bonds issue, ***documentary interest-bearing non-convertible series 05 bearer bonds of OJSC «CenterTelecom» with obligatory centralized storage*** including:
   - Preparation of text of Resolution on the Issuer's securities issue for registration by the authorized registering body.
   - Preparation of text of the Prospectus for registration by the authorized registering body.
   - Preparation of text of the Report on the results of the Issuer's securities issue for registration by the authorized registering body.
2. Consulting of the Issuer on the issues related to its authorized bodies decision-making for organization of the bonds issues in correspondence with the RF legislation and disclosure of information by the Company in connection with bonds issuing.
3. Consulting of the Issuer on the issues related to forming of documents package for registration of the Resolution on securities issue, Prospectus and the Report on the results of the securities issuing.
4. Signing of the Prospectus;
5. Audit of the Issuer's disclosure of the information about adoption of Resolution on placement and approvement of the Resolution on securities issue for correspondence with the Federal laws and statutory legal acts of the authorized registering body;
6. Signing of the Report on the results of securities issuing.

1.6. Information on other persons who signed the quarterly report

In the absense of General Director and Chief Accountant of the Company the execution of their duties, according to the Orders of OJSC «CenterTelecom» №164/к dated 17.07.2006 and №178/к dated 08.08.2006 is placed on Alexander I. Kirillov – Deputy General Director – technical Director (tel. +7 (495) 793-23-67, fax: +7 (495) 209-30-07) and Olga A. Antonova – Deputy Chief Accountant – Director of Accounting and Methodology Department (tel. +7 (495) 793-23-77) correspondingly.

II. Basic information on the financial and economic position of the issuer

2.1. Financial and business performance of the Issuer

Description	H1 2005	H1 2006
Net assets value of the issuer, RUR in thousands	15856742	17009281
Ratio of debt financing to capital and reserves, %	190.8	168.24
Ratio of short-term liabilities to capital and reserves, %	76.71	125.09
Debt service payments covered, %	58.03	75.99
Overdue liabilities, %	2.05	3.18
Accounts payable turnover, times	4.37	3.85
Dividends share in profit, %	Year on year	Year on year
Working efficiency, thousand rubles/employee	200.30	216.87
Amortization to volume of earnings, %	12.66	14.32

For calculation of the shown performance data guidelines recommended by the Order of the FSFM of Russia № 05-5/пз-н dated March 16, 2005 were used.

Analysis of solvency and the level of credit risk of the Issuer and its financial situation on the basis of the financial analysis of the shown indexes performance:

Amount of net assets of the Issuer in H1 2006 comparing with the same period of the previous year increased by 7 % and in 2.7 times exceeds the amount of Charter capital.

Index «Ratio of short-term liabilities to capital and reserves» in H1 2006 comparing with the same period of the previous year changed by 63.1 %. %. Change in this index is connected with the reflection of obligations on series 04 bonded debt, offer on which was announced for 2006, in the short-term borrowed funds.

Increase of «Debt service payments covered» index is connected with 2.8 times growth of net profit during the analyzed period comparing with H1 of 2005.

In Q1 of this year there was decrease of accounts receivable turnover in connection with coming into force on January 1, 2006 of new statutory acts regulating interaction of operators on the territory of the RF, which resulted in necessity to settle contractual relations with associated operators. Payments for the services from the operators didn't come till the conclusion of the corresponding agreements, which caused significant increase of accounts receivable on this category in the analyzed period-.

2.2. Market capitalization of the issuer

Market capitalization of the issuer for the last 5 completed accounting years and as of the date of the last completed reporting period:

Period	Capitalization, USD
December 2001	$16 226 717
December 2002	$153 428 191

December 2003	$690 638 646
December 2004	$567 423 035
December 2005'	$987 565 206
30.06.2006	$ 1 274 638 669

Description of methods of the issuer's market capitalization evaluation:

Securities capitalization was estimated using the data provided at the official «RTS Stock Exchange» Website, capitalization for the reporting period was calculated on the basis of the data of OJSC «RTS Stock Exchange».

Market capitalization is calculated as the product of the number of shares of the corresponding category (type) by the market price of one share disclosed by the organizer of trade in the securities market and determined in correspondence with the Regulations on calculation of the market price of the issued securities and investment share of investment trusts accepted for circulation via trade organizers, approved by the Decree of the FCFM of Russia N 03-52/nc dated December 24, 2003 (registered in the Ministry of Justice of the Russian Federation on January 23, 2004, registration number 5480).

Till Q4, 2005 market capitalization was calculated as the product of the number of the relevant shares by the weighted average price of one share of such category, calculated on the basis of 10 largest transactions made via the organizer of trade on the securities market within the month preceding the last month of the reporting quarter or within the last month of each completed financial year, for which the market capitalization of the Issuer is indicated.

Capitalization of the Issuer for 2001 shall be estimated as the product of the preferred shares number by the weighted average price of one share (with 3 ordinary share transactions within three months).

The Issuer's securities were listed and are allowed for circulation in «MICEX Stock Exchange» CJSC (CTLK, CTLKP), in the Classic Market of «RTS Stock Exchange» JSC (ESMO, ESMOP), the T+O Market of «RTS Stock Exchange» JSC (ESMOG, ESMOPG).

American Depositary Receipt (ADR) may be traded for equity shares on:

- OTC USA (CRMUY);
- Frankfurt Stock Exchange (CRMUy.F);
- Berlin Stock Exchange (CRMUy.BE).

2.3. Obligations of the issuer

2.3.1. Accounts payable

The total amounts of the Issuer's accounts payable and overdue accounts payable for H1 2006.

Name of accounts payable	As of 30.06.2006
Total amount of accounts payable (th. rubles) - short- and long-term liabilities, total (lines 590 and 690); - total amount of long-term liabilities, credits and debts; accounts payable, total (lines 590, 610 and 620)	 27 135 138* 26 956 878
Total amount of overdue accounts payable (th. rubles)	883 982

* - excluding line 640 «Revenues of oncoming periods» and line 650 «Reserves for future expenditures»

Accounts payable structure as of 30.06.2006:

Account payable	Maturity date	
	Less than one year	More than one year
Trade liability, RUR	2 123 376 882	1 934 107 000
including past-due accounts, RUR	256 616 801	X
Liabilities to personnel, RUR	292 181 322	0
including past-due accounts, roubles	0	X
Tax due and payables to state extra-budgetary funds, RUR	548 985 269	5 653 000
including past-due accounts, thousand RUR	2 604 370	X
Total credits, RUR	3 783 728 415	4 250 341 335
including past-due credits, RUR	417 398 838	X
Total loans, RUR	10 903 567 407	120 256 155
including past-due loans, RUR	7 000	X
including bonded loans, RUR	7 984 560 407	18 592 385
including past-due bonded loans, RUR	0	X
Other accounts payable, RUR	2 352 340 000	820 602 000
including past-due payables, RUR	207 355 219	
Total, RUR	**20 004 179 295**	**7 130 959 490**
including past-due payables, RUR	883 982 228	X

* - The total accounts payable do not include line 640 "Deferred income" and line 650 "Provisions for costs to be incurred"

The major part of past-due accounts payable consist of the debt to Vnesheconombank. At the current moment the RF Ministry of Finance is developing the project for restructuring of the debt, the issue of restructuring is supervised directly by OJSC «Svyazinvest».

The total amount of accounts payable as of 30.06.2006 is 27 135 138 thousand rubles, 10% amounts to 2 713 514 thouswnd rubles.

As of 30.06.2006 accounts payable to OJSC "RTK-Leasing" amount to 3 025 757 thousand rubles that makes up over 10% of the total accounts payable (the total accounts payable being 27 135 138 thousand rubles).

Creditor's full company name: Open Joint-Stock Company "RTK-Leasing"
Short company name: OJSC "RTK-Leasing"
Location: 5, ul. Delegatskaya, Moscow 103091 Russian Federation
Actual address: 42, bld.2a, ul. Schepkina, Moscow 129110 Russian Federation
Payable amount as of 30.06.2006: *3 025 757 thousand rubles.*
Amount of the past due accounts payable: no.

As of 30.06.2006 r. accounts payable to Middle Russian Bank of the Savings Bank of the Russian Federation amount to 4 393 623 thousand rubles that makes up over 10% of the total accounts payable (the total accounts payable being 27 135 138 thousand rubles).

Creditor's full company name: Joint-Stock Commercial Savings Bank of the Russian Federation (open joint-stock company)
Short company name: "Sberbank of Russia"
Location: 19, ul. Vavilova, Moscow 117997

Mailing address: 8, ul. Bolshaya Andronievskaya, Moscow 109544
Payable amount as of 30.06.2006: *4 393 623 thousand rubles.*
Amount of the past due payables: no.

2.3.2. Кредитная история эмитента

Information about fulfilment by the issuer of its obligations under credit agreements and/or loan agreements, which were valid during the last 5 years or are valid as of the final date of the latest accounting quarter, on which the principle debt amount makes up 5 or more per cent of the issuer's book value as of the final date of the latest ended accounting quarter that preceded signing of the respective contract, and other credit agreements and/or loan agreements, which the issues deems to be material for itself:

Liability	Creditor (lender)	Principle debt amount, thousand rubles/ foreign currency	Credit (loan) term/ maturity date	Delay in fulfilment of the obligation on repayment of the principle debt amount and/or the interest set
2001				
No specified credit agreements and (or) loans were made in 2001				
2002				
No specified credit agreements and (or) loans were made in 2002				
2003				
Bonded loan of 03 series	Legal entities and individuals	2,000, 000 thousand rubles	15.09.2006 (Offer of 16.09.2004)	none
2004				
Bonded loan of 04 series	Legal entities and individuals	5,622,595 thousand rubles	21.08.2009 (Offer of 16.11.06)	none
2005				
No specified credit agreements and (or) loans were made in 2005				
H1 2006				
No specified credit agreements and (or) loans were made in H1 2006				

Fulfilment by the issuer of its obligations on each issue of the bonds, the cumulative nominal value of which is 5 or more per cent of the issue's assets book value as of the date of the last ended quarter preceding the state registration of the report of the bond issue results:

(1) Full name of securities: ***03 series documentary interest-bearing non-convertible bearer bonds with compulsory centralized storage***

State registration number of the issue and date of state registration of the securities issue: ***4-18-00194-A dated 01.08.2003***

Authority, which performed the state registration of the securities issue: ***FCSM (Federal Commission for the Securities Market) of Russia***

Date of the state registration of the report on the bond issue results: ***14.10.2003***

Authority, which performed the state registration of the report on the bond issue results: ***FCSM of Russia***

Number of securities in the issue: ***2,000,000 securities***

Par value of each security of the issue: ***1,000 rubles***

Volume of the securities issue at par value: ***2,000,000,000 rubles***

Number of the outstanding securities of the issue: ***2,000,000 securities***

Par value of the outstanding securities of the issue: ***2,000,000,000 rubles***

Volume of the outstanding securities of the issue in per cent of the Issuer's assets book value as of the date of the last ended quarter preceding the state registration of the report on the results of the bond issue: ***6.86% (book value as of 30.09.2003 was 29,158,620 thousand rubles)***

Fulfilment of obligations:
Payment of coupon yield:
Date of payment of the interest (coupon) yield under Coupon 1: ***17.03.2004***
Interest (coupon) yield under coupon 1 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 1 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum)***

Date of payment of the interest (coupon) yield under coupon 2: ***16.09.2004***
Interest (coupon) yield under coupon 2 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 2 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum)***

Date of payment of the interest (coupon) yield under coupon 3: ***18.03.2005***
Interest (coupon) yield under coupon 3 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 3 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum)***

Date of payment of the interest (coupon) yield under coupon 4: ***16.09.2005***
Interest (coupon) yield under coupon 4 for the Issuer's Bonds amounted to: ***123,160,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 4 for one Issuer's Bond amounted to: ***61 rubles 58 kopecks (12.35 % per annum)***

Date of payment of the interest (coupon) yield under coupon 5: ***17.03.2006***
Interest (coupon) yield under coupon 5 for the Issuer's Bonds amounted to: ***123,160,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 5 for one Issuer's Bond amounted to: ***61 rubles 58 kopecks (12.35 % per annum)***

Date of payment of the interest (coupon) yield under coupon 6: ***15.09.2006 (no maturation yet)***
Interest (coupon) yield under coupon 6 for the Issuer's Bonds will amount to: ***123,160,000 rubles (12.35 % per annum)***
Interest (coupon) yield under coupon 6 for one Issuer's Bond will amount to: ***61 rubles 58 kopecks (12.35 % per annum).***

Date of maturity of the Issuer's Bonds: ***15.09.2006 (no maturation yet).***

The Issuer has decided to purchase the bonds under the agreement with their holder:
1) Date of purchase of Bonds under the Offer: ***16.09.2004***
   Purchase price of bonds under the Offer: ***101.5% (one hundred one point five per cent) of the par value of the Bonds.***

2) Date of purchase of Bonds under the Offer: ***19.09.2005***
   Purchase price of Bonds under the Offer: ***101.5% (one hundred one point five per cent) of the par value of the Bonds.***

No Issuer's obligation on early redemption of the Bonds is provided for.

(2) Full name of the securities: ***04 series documentary interest-bearing non-convertible bearer bonds with compulsory centralized storage***
State registration number of the issue and date of state registration of the securities issue: ***4-19-00194-A dated 29.06.2004***
Authority, which performed the state registration of the securities issue: ***FSFM of Russia***

Date of the state registration of the report on the bond issue results: *12.10.2004*
Authority, which performed the state registration of the report on the bond issue results: ***FSFM of Russia***
Number of securities in the issue: ***7,000,000 securities***
Par value of each security of the issue: ***1,000 rubles***
Volume of the securities issue at par value: ***7,000,000,000 rubles***
Number of the outstanding securities of the issue: ***5,622,595 securities***
Par value of the outstanding securities of the issue: ***5,622,595,000 rubles***
Volume of the outstanding securities of the issue in per cent of the Issuer's assets book value as of the date of the last ended quarter preceding the state registration of the report on the results of the bond issue: ***13.7% (book value as of 30.09.04 was 41,040,068 thousand rubles)***
Fulfilment of obligations:

Payment of coupon yield:
Date of payment of the interest (coupon) yield under coupon 1: *16.02.2005*
Interest (coupon) yield under coupon 1 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 1 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 2: ***18.08.2005***
Interest (coupon) yield under coupon 2 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 2 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 3: *17.02.2006*
Interest (coupon) yield under coupon 3 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 3 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 4: ***19.08.2006 (no maturation yet)***
Interest (coupon) yield under coupon 4 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 4 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 5: ***18.02.2007 (no maturation yet)***
Interest (coupon) yield under coupon 5 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 5 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 6: ***20.08.2007 (no maturation yet)***
Interest (coupon) yield under coupon 6 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 6 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 7: ***19.02.2008 (no maturation yet)***
Interest (coupon) yield under coupon 7 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 7 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 8: *20.08.2008 (no maturation yet)*
Interest (coupon) yield under coupon 8 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 8 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 9: ***19.02.2009 (no maturation yet)***
Interest (coupon) yield under coupon 9 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 9 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 10: ***21.08.2009 (no maturation yet)***
Interest (coupon) yield under coupon 10 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 10 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of maturity of the Issuer's Bonds: ***21.08.2009 (no maturation yet)***

The Issuer has decided to purchase the bonds under the agreement with their holder:
Date of purchase of Bonds under the Offer: ***16.11.2006 (no maturation yet)***
Purchase price of Bonds under the Offer:
the purchase price of Bonds under the Offer is determined as the total of two values:
1. 100% (one hundred per cent) of the par value of the Bonds;
2. The accrued coupon yield under the Bonds calculated as of the Date of acquisition under the Offer in accordance with the procedure established by the Resolution on Issuing of Securities and the Securities Prospectus adopted by the Board of Directors of OJSC "CenterTelecom" on April 28, 2004, Minutes No 33 dated May 05, 2004.

No Issuer's obligation of early redemption of the Bonds is provided for.

2.3.3. Issuer's obligations from the security provided to third persons

The total amount of obligations from the security provided by the Company and the total amount of obligations of third parties, on which the Company provided security, including that in the form of pledge or surety.

(th.rubles)

	As of 30.06.2006
Obligations value, total, thousand rubles	17 201 325
including:	
value of pledged property, thousand rubles	11 963 347
amount of surety of third parties, thousand rubles	2 277 982

In the 1st half of 2006, there are no Issuer's obligations to provide security to third parties (including that in the form of pledge and surety) that would amount to at least 5% of the book value of assets (5% of the book value of assets amounting to 2 216 187 thousand rubles), as the above-stated amounts include various obligations, each of which is less than 5%.

In the 1st half of 2006, there are no Issuer's obligations to provide security to third parties (including that in the form of pledge and surety) that would amount to at least 5% of the book value of assets:

As of 30.06.2006 the issuer's obligations to provide security to third parties in the form of pledge to ACB «Promsvyazbank» amount to 2 868 940 thousand rubles (Agreement № 1/1 dated 30.06.2006), which is more than 5% the book value of assets (5% of the book value of assets amounting to 2 216 187 thousand rubles).

Full corporate name of the creditor: *Joint-Stock Commercial Bank «Promsvyazbank» (Closed Joint-Stock Company)*

Short corporate name: *ACB «Promsvyazbank»*

Location: 10 Smirnovskay Str., building 22, Moscow, *109052*

Mailing address: 10 Smirnovskay Str., building 22, Moscow, *109052*

2.3.4. Other issuer's obligations

OJSC "CenterTelecom" had no other obligations in the 2nd quarter of 2006..

2.4. Purposes of the issue and areas of use of funds obtained from placement of issue securities

03 Series bonded loan of OJSC "CenterTelecom" amounting to 2,000 mln rubles was placed in September 2003. The funds obtained from placement of the issue were used:

- 800 mln rubles to redeem short-term bridge credits and pay interest on them to MDM Bank and IK "Troika-Dialog", organizers of the bonds placement;
- 128 mln rubles to the investment activities of OJSC "CenterTelecom";
- 193 mln rubles to pay VAT for September;
- 47 mln rubles to pay for the Rosgosstrakh services for centralized insurance of the Company's telecommunication equipment;
- 51 mln rubles to pay for the services provided by Rostelecom under the signed contract No 2100/9755;
- 111 mln rubles to pay for services under the contract with CJSC "Open Technologies";
- 650 mln rubles were used to redeem Series 1 bond issue and pay coupon yield under it.

Series 04 bonded loan of OJSC "CenterTelecom" was placed in August 2004. The funds obtained from placement of bonds amounting to 5,622 bln rubles were used by the Company to finance the investment activity.

2.5. The risks connected with acquisition of issue securities being placed (already placed)

2.5.1. Industrial risks

The main risk factors accounted for by the Issuer in its activity are:

1. Ongoing processes of integration of alternative telecommunication companies into large multinational holdings.

2. Due to changes in legal documents in the telecommunications sphere, since 01.01.06 OJSC "CenterTelecom" is an area exchange operator and profits from domestic long-distance and international communication don't belong to the Company.

It is necessary to note that OJSC "CenterTelecom" takes into account the possible negative consequences of the specified risks and makes efforts to overcome them.

OJSC "CenterTelecom" implements the marketing strategy, the main purpose of which is to keep the market share, increase profitability of non-regulated telecommunication services, and improve competitiveness of the company on the telecommunication service market.

Deterioration of the situation in the industry and of the Issuer's position on the market can be caused by the following economic factors:

- decrease of demand on the part of the business sector because of landslide of world prices for energy carriers and non-ferrous metals;
- general fall of production volumes and slowing down of economy;
- devaluation of ruble exceeding the tariff growth rates that will lead to considerable growth of foreign exchange losses and increase in the costs of servicing of foreign currency debt instruments;
- growth of competition in mobile communication industry with Russian and foreign telecommunication operators, expansion of operators with competitive formats into the mobile communication market;
- payments effected by the Company for traffic termination in other operators' networks in accordance with the Federal Law "On communication";
- economic risks typical for the Russian Federation in general including the macroeconomic instability level in the country, possibility of legislative changes, which can result in reduction of the Issuer's profit, or tightening of taxation of the securities yield.
- changes in contractual relations with OJSC "Rostelecom", according to which incomes from long-distance and international communications do not belong to the Company.

In January of 2006, as a part of implementation of the Government activities on re-organization of the telecommunication industry (long-distance communication market liberalization), the Issuer, in provision of intercity and international communication services to users, has changed for a new scheme of interaction with OJSC "Rostelecom", relationships with which are regulated by a connection contract and the contract for onerous provision by the Issuer of services to OJSC "Rostelecom"..

In accordance with the connection contract, the Issuer provides to OJSC "Rostelecom" traffic transmission services and gets the connection service from OJSC "Rostelecom", which makes it possible to establish intercity and long-distance communications and transfer information between users of the interacting telecommunication networks.

In this case, in connection with intercity and long-distance communication services provision on the part of "Rostelecom", traffic transmission services mean:

• service of zonal call termination to the Connected operator's network;
• service of zonal call termination to the Operator's network;
• service of zonal call origination from the Connected operator's network;
• service of zonal origination from the operator's network.

In connection with the contract for onerous service provision, the Issuer provides to OJSC "Rostelecom":

• services of processing of the subscriber's order while providing him/her with access to intercity and long-distance communication services;
• services of billing of intercity and long-distance communication services;
• services of preparation, forming and delivery of the necessary documents and reporting forms;
- claim administration and executing activity.
• agency services on collection of payments from subscribers and information servicing on behalf of OJSC "Rostelecom".

Change of the scheme of interaction with associated operators in 2006

In accordance with the regulations effective since January 1, 2006, the procedure of settlements with associated operators considerably changed.

Before January 1, 2006 the settlements for the connection and traffic transmission services in local telephony were unilateral; in long-distance, intercity and intrazone telephony the associated

operators received a share of incomes from provision of these services depending on the degree of participation in the technological process of their provision.

After January 1, 2006 the payments for connection and traffic transmission services in provision of all kinds of telephony services became mutual and consist of the following kinds of payments: payment for organization of the connection point; payment for the connection point use; payment per minute of transmitted traffic.

Thus, alongside with incomes from connection and traffic transmission services, the Company incurs additional expenses connected with payments to operators for organization of connection points, for connection point use, and traffic transmission through the operator's network.

Meeting the above requirements will require additional capital investments from the Company.

Connection and traffic transmission contracts were signed with intercity and long-distance telephony operators – OJSC "Rostelecom" and OJSC "MTT".

The Company is currently holding a contracting campaign aimed at renegotiation of valid contracts with associated operators. The final renegotiation of contracts with connected network operators is expected after adoption of rates for connection and traffic transmission services by FSN of Russia.

Besides, prices for connection and traffic transmission services are now regulated by the state. Accordingly, the pricing procedure, including determination of the profit taken into account in such prices, is established by the respective regulating authority.

Significant operator status

In accordance with orders of the Federal Supervision Service for Communications No 39 dated 21.10.05, NoNo 40 and 31 of 24.10.05, No 52 of 22.12.05, the Company has been included into the Register of operators with the significant status in the public network.

A telecommunication operator with the significant status in the public telecommunication network must provide connection services and traffic transmission services to any telecommunication operator, which would ask it; at this, no preference must be given to one telecommunication operator as compared to others. An operator with the significant status in the public telecommunication network is not allowed to refuse to sign a contract for connection of telecommunication networks, except for the cases when connection of telecommunication networks and their interaction is contrary to provisions of the licenses issued to telecommunication operators or regulations governing construction and functioning of the unified telecommunication network of the Russian Federation.

The prices for the connection and traffic transmission services are to be established at the same level for all telecommunication operators.

Provision of universal telecommunication services

The tender for provision of universal telecommunication services in the Privolzhsky Federal District is planned for July-September 2006. The Company is going to participate in the tender for the right to provide universal services. The Company is going to allocate additional funds for the investments necessary to start provision of the service. It is planned to start provision of the services in 2007.

In case the tender will not take place for any reason, the Company, being recognised a significant operator, will provide these services. In this case, prices for the services will be set on the basis of economically justified costs and normative profit.

Rates for telecommunication services

In accordance with the Decree of the Government of the Russian Federation dated 19.10.2005 No 627, the prices for connection and traffic transmission services provided by the operators with significant status in the public telecommunication network are subject to state regulation. Regulation of these prices is entrusted to Rossvyaznadzor under agreement with the Federal Tariff Service of Russia.

By the Order №51 dated 19.06.2006 the Federal Service for Control in Communication Sphere set the limits for tariffs on connection and traffic transit services for OJSC "CenterTelecom». OJSC «CenterTelecom» formed economic conditions of connections and approved by the Order of General

Director the tariffs on connection and traffic transit services, which are used when renegotiating connection and communication operators interaction contracts.

In December 2005 the Federal Tariff Service of Russia established the compensational surcharge of 0.62 rubles per minute applied to the price for the service of local and zonal call origination aimed at establishing of intercity or international telephone connections. The compensational surcharge has been applied since 01.01.2006 and allows operators to minimize losses incurred in provision of regulated services of local telephony.

In accordance with the Decree of the Government of the Russian Federation dated 24.10.2005 No637, the Company submitted to the Federal Tariff Service of the Russian Federation its suggestions concerning obligatory tariff plans for individual subscribers: with a time-based payment system, with a subscription-based payment system, with a combined payment system. The tariff plans were developed taking into account the existing payment systems, tariffs in force and data on telephone use activity of the Company's subscribers. Due to the absence of technical capacities to control duration of local telephone connections, it was suggested that the current tariff using the subscriber payment system should be unchanged. The Federal Tariff Service of Russia has not adopted tariff plans to local telephony services yet.

The Federal Law dated 03.03.2006 No32-FZ "On introduction of changes to art. 54 of the Federal Law dated 07.07.2003 No126-FZ "On communications" introduced changes to cl.1 of art.54 in the part of prohibition of payment by a subscriber for the telephone connection established as a result of a call made by another subscriber. The Company has addressed the Federal Tariff Service asking to establish tariffs for intrazonal connections of subscribers with subscribers of wireless radiotelephony networks, which were approved by the Order of the Federal Tariff Service №123-c/1 dated 19.06.2006. Thus, while the Company's incomes from intrazonal telephony will grow in the second half of 2006, it will incur additional expenses to pay for termination of calls in wireless operator networks.

In case of negative development of the situation, the Issue plans to use the competitive advantages. Issuer's competitive ability factors:

- multi-branch network infrastructure
- high quality of servicing maintained as the client base grows.

Besides, the Issuer plans to:

- optimize the structure of operating expenses
- review the investment program of the company;
- correct pricing and marketing policy of the company;
- modify the structure of the provided services with a view of maximizing profit.

OJSC "CenterTelecom" manages the risks related to the business of the company. In general, influence of industry risks on the company's business can be assessed as minimal. The Issuer has a united network infrastructure at the territory of the Central Federal District which makes it possible to provide a wide range of services on the telecommunication market, remain competitive, and improve profitability of services.

The risks connected with possible change of prices for raw materials, services used by the Issuer in its activity, and their influence on the issuer's activity and fulfilment of obligations under the securities

Such risks, first of all, include risks connected with changes in tariffs of long-distance operators and change of prices of the main equipment suppliers. Such risks can cause increase of production costs of products (services)

The risks connected with possible change of prices for Issuer's products and/or services (separately on the internal and external markets) and their influence on the Issuer's activity and performance of obligations under the securities.

State regulation of the telecommunication industry brings into the Issuer's work the risks and uncertainty connected with tariff changes and decrease of volumes of cross-subsidies common for all

interregional companies. Changes in tariffs of services of operators – natural monopolists require coordination with antimonopoly authorities of the Russian Federation, and therefore can lack behind changes in the real economic situation and changes of the operator costs. Thus, natural monopolists are at risk of tariffs changes at a wrong moment that decreases their competitiveness and can have a negative effect on profitability of their activity. As part of the reform in telecommunication service pricing, it is planned to increase local telephony tariffs and stop subsidizing of local telephony on the account of long-distance telephony. Joint work in the context of changes in tariff policy is held by Holding OJSC "Svyazinvest", Ministry of Information Technologies and Communications of the Russian Federation and the Federal Antimonopoly Service.

In accordance with the current legislation, tariffs for services of the operators recognised as natural monopolists are subject to regulation by antimonopoly bodies of the Russian Federation. In accordance with Federal Law dated 17.08.1995 No 147-FZ (version of 29.06.2004) "On natural monopolies", interregional telecommunication companies are natural monopolists, and their activity is to be regulated by antimonopoly authorities.

Under these conditions, OJSC "CenterTelecom" will actively promote services provided at non-regulated tariffs, thus preventing considerable income decrease.

2.5.2. Country and regional risks

1. Regional risks (risks connected with possible military conflicts, announcement of the state of emergency and strikes)

The Issuer is registered as a taxpayer and carries out its activity in the Central Federal District of Russia where risks of emergence of military conflicts, announcement of the state of emergency are assessed as minimal.

The social situation in the 2d quarter of 2006 in the territory of the Issuer's activity is forecasted as calm. Absence of pronounced ethnic conflicts and religious extremism makes it possible to run business with minimal social and political risks.

The Issuer cannot asses the risk of open military conflict, announcement of the state of emergency in the region. In case of any of above mentioned event, the Issuer will act in compliance with the current legislation.

2. Risks connected with geographical features of the region (extraordinary circumstances of natural character).

All regions of the Central Federal District are at risk of extraordinary circumstances of natural character. The Bryansk, Voronezh, Kursk, Lipetsk, Moscow, Orel, Tambov, Tver, Tula regions are the most vulnerable to extraordinary circumstances of natural character.

Solar and geomagnetic activity

In Q3 2006 geomagnetic disturbances most probable in September. During that very period more possible are the technogeneous emergency situations stemmed from the operator mistakes and damage of complex electronic and electromechanical systems. These will not have significant influence on the Issuer's activities.

Risks related to climate

Negative particular qualities of the present atmosphere circulation will remain in the 3rd quarter, which will determine the increased possibility of dangerous meteorological events resulted from quick temperature changes, high air temperature, precipitation and winds (especially in July). During the geomagnetic activity impairment of health and working capacity of working stuff, especially elderly, is possible. Blood viscosity increases and it is particularly dangerous for people suffering from cardiovascular deseases. Number of heart attacks will increase, risk of acute condition of ischemic heart-diseases and arterial hypertension will go up. The overall state of health will be flabby, irritable with motiveless anxiety and expectation.

Deviations of climate conditions from ordinary ones can lead to catastrophes with disorders in normal life of populated areas and in functioning of telecommunications, however, this will not

significantly influence the Issuer's activity.

Natural fires

Growing risk of large-scale natural fires is forecasted in the Central Federal District in the 3rd quarter. This is mainly connected with growth of anthropogenic load (growing number of cases of violation of fire safety in forests, growth of forest operations, agricultural burning).

Hydrological phenomena

Probability of such extraordinary situations in 3rd quarter is unlikely, although is not fully excluded (heavy and continuous showers, mudflows, landslides), and they will not influence the Issuer's activity.

Earthquake

Probability of an earthquake in the Central Federal District is currently very low.

Exogenous processes

Probability of karst processes, especially in Moscow and the Tula, Kursk and Voronezh Regions will persist in the 3rd quarter of 2006. In case of their occurrence they will be of local (object-related) nature.

3. Risks connected with extraordinary situations of technogenic nature

The highest probability of extraordinary situations at local levels connected with fires in residential, social and cultural designation buildings, power network, municipal life support system accidentsare forecasted for Moscow city, the Moscow, Vladimir, Ivanovo, Tula and Tambov regions..

Hot weather will become serious challenge for infrastracture of Moscow and first of all will threaten the power networks of Moscow and the region. The most widespread problem for powermen of during the heat is ignition of transformer substations.

Power networks, municipal life support systems accidents may cause significant additional financial expenditures for the Issuer.

The tendency towards high transport accident rate will remain.. To a considerable degree, this is stipulated by inconformity of the traffic capacity and condition of roads to the growing number of automobiles, including heavy-duty ones.

The greatest number of industrial accidents is forecasted at lifting structures, trunk pipelines, gas supply facilities, in the coal industry (each accounting for 16-18% of accidents in the industries under surveillance of Gostekhnadzor).

Radiation danger.

Regions, in which radiation danger exists, are the regions where facilities using nuclear reactors in their activity are situated: Moscow, Kursk, Voronezh, Smolensk, Tver and Kaluga Regions.

The probability of occurrence of "zero" level failures in operation of nuclear power plants (functional deviations or deviations in management, which do not present any risk and are not important for security) still remains..

Chemical threat

The most risk-prone are Moscow and the Moscow Region, the Bryansk, Kursk, Tambov, Tver, Tula, Ryazan, Voronezh, and Yaroslavl Regions, where there is danger of chemical threat, as there is no full guarantee against leakage of chemically dangerous substances (as of today). In case of an accident, a large centre of chemical contamination can appear in one of the chemically dangerous facilities, and the resulting human losses can be quite numerous.

Extraordinary situations of biological and social nature

Epidemic situation

Probability of occurrence of acute intestinal infections and virus hepatitis type A connected with microbiological contamination of water supply sources, breaches of sanitary laws at food facilities and individual hygiene is forecasted for Moscow city, the Mosocw and Yaroslavl regions.

Probability of bringing of cholera from other countries by all international means of transport to any administrative territory of the Central Federal District will remain throughout the quarter.

Unfavourable tendency will persist with a number of infectious diseases – acute respiratory viral infections and flues.

High illness and death rates will persist in a number of constituent entities of the Central Federal District:

by general death rate – in the Tula, Smolensk, Ivanovo, Ryazan, Kostroma, Vladimir, and Yaroslavl Regions;

by malignant neoplasm – the Moscow Region;

by respiratory system diseases – the Kostroma, Vladimir, Kursk Regions.

The unfavourable epidemiological situation with tuberculosis will remain, including the situation with children with active tuberculosis connected with low living standard, intensive migration processes, decrease of the volume of case detection and patient treatment activity.

Epizootic situation

The possibility of epizootic emergency cases connected with spreading of very dangerous quarantine livestock diseases is forecasted:

mite-borne borreliosis on the territory of the Vladimir, Kostroma and yaroslavl regions;

leptospirosis on the territory of the Tula, Kaluga, Ryazan, Smolensk and Yaroslavl regions;

tularemia on the territory of the Ryazan, Smolensk, Yaroslavl, Ivanovo, Tver, Tambov, Tula and Lipetsk regions;

hydrophobia on the territory of the Voronezh, Belgorod, Bryansk, Kursk, Orel, tambov and Smolensk regions;

anthrax on the territory of the Voronezh, Belgorod, Kursk, Tambov, Orel and Ryazan regions.

The possibility of avian flue A type (H5N1) spread will remain. Danger of the humans infection with avian flue in 3rd quarter is forecasted to be not very high.

Extraordinary situations of biological and social nature in case of their occurance will have local character and will not significantly affect the Issuer's activities.

Summary:

All in all, the situation in 3rd quarter of 2006 will be characterized as calm. This allows the Issuer to conduct business activities with minimum risk.

2.5.3. Financial risks

Exposure of the Issuer to risks connected with interest rate changes

Increase of interest rates by credit institutions is possible if the economic situation in the country changes, and also if the issuer breaches its contractual obligations: credit repayment and interest payment dates, etc., and, as a result, the banks will apply penalties and interest rate for use of the credit resources will be increased.

The amount of the past due debt of the issuer under borrowed funds as compared to the total borrowed funds in the first quarter of 2006 is not a significant value. Any additional expenses of the issuer connected with penalties for untimely fulfilment of obligations do not have any significant effect on the financial position of the issuer.

If the Central Bank of the Russian Federation decreases refinance rates, the issuer will act so as to amend the terms of valid credit agreements to decrease the costs of borrowing. Contracts with expensive credit resources are to be cancelled.

Exposure of the issuer's financial status (its liquidity, sources of financing, performance, etc.) to the changes in the rate of exchange, foreign exchange rates

Changes of the rate of exchange will cause immediate changes of foreign exchange rates. OJSC "CenterTelecom" has a number of obligations under credits, commodity credits, lease denominated in foreign currency, and a significant change of the rate of exchange can influence the financial status of the Company.

Planned actions of the issuer in case of adverse effect of change of the rate of exchange and interest rates on the issuer's activity

In the case of a significant change in the rate of exchange, the issuer plans to undertake the following actions to decrease this risk:

- optimize the structure of operating expenses
- review the investment program of the company;
- increase tariffs for the provided communication services;
- correct pricing and marketing policy of the company;
- modify the structure of provided services with a view of maximizing profit.

Influence of inflation on payments under securities

The outstripping growth rate of tariffs and operational margin to the main provided services as compared to the inflation growth rates is stipulated by the "Forecast of the economic development of the Company for 2004-2010" until the end of the period of performance by the Issuer of its obligations under bonded loans. The respective average annual inflation is assessed by the Issuer at the level of 10 - 12%. This risk factor will not significantly influence financial indicators of the Issuer's activity and will not affect its ability to fulfil obligations under securities.

Inflation rates that are critical for the issuer and the issuer's planned actions aimed at decreasing the inflation-related risk

In the Issuer's opinion, critical inflation rates are much above the inflation values forecasted for 2005-2009 and amount to 30-40% per annum. If the inflation reaches critical values, the Issuer will adequately increase prices for its own products, while decreasing the adverse effect of the above-stated factor. If the inflation exceeds the stated values, the Issuer plans to increase prices to the provided telecommunication services, and perform activities aimed at decrease of internal costs, and take measures to decrease the receivables and their average repayment periods.

Financial accounting indicators of the Issuer, which are most exposed to changes

The financial accounting indicators of the Issuer, which are most exposed to changes as a result of financial risks, which influence the issuer's financial accounting indicators, possibility of their occurrence and nature of changes in accounting:

Profit and Loss Statement
010 “Proceeds from sales of goods, products, work, services”.
020 “Production cost of the sold goods, products, work, services”.
120 “Extraordinary income”
130 “Extraordinary expenses”
140 “Profit (loss) before tax”

Probability of financial risks occurrence

Currently the probability of financial risks is not high because of the stable position of the issuer, and of a relatively stable position of hard currencies.

Nature of changes in the accounting

The main risk that influences the Issuer's financial reporting is the possibility of dramatic change of inflation rates in comparison with the forecasted level. Unless the Issuer reacts adequately in terms of business management, the inflation growth can cause the increase of production costs of sold goods, products (work, services) stated in accounting form No2 "Profit and loss statement" in line 020 and, as a consequence, decrease in profit (loss) stated in form No2 in line 140.
If the Issuer's management reacts adequately to the inflation growth, its increase may have no impact on the performance. Then form No 2 "Profit and loss statement" will show growth of indicators in line 010 "Proceeds from sales of goods, products (work, services)" and line 020 “Production cost of the sold goods, products (work, services)".

2.5.4. Legal Risks

The issuer implements the main activity as a carrier without exporting its communications services, works or commodities. In this regard legal risks occur, in general, during the issuer's carrying out of its activity on the home market, which is characteristic of most entities operating of the Russian Federation territory.

On the foreign market the issuer's legal risks are connected with conclusion and execution of foreign trade contracts on communications equipment supply, handling of works and rendering of services.

Legal risks connected with changes of currency legislation:

Changes to Federal Law No. 173-FZ "On currency regulation and control" of 10.12.2003, other federal laws in the sphere of currency legislation were not adopted and did not become effective over the accounting period.

Decree of the Russian Federation Government №.400 of 29.06.2006 which became effective from July 01, 2006 recognized inoperativeness of decree of the Russian Federation Government No. 302 "On the order of payments and transfers between residents and non-residents when residents grant to non-residents commercial loans for the term not exceeding 180 calendar days in the form of advance payment in connection with foreign trade activity" of 16.05.2005 which provided for the resident's obligation to reserve a definite sum of money, in particular, under work and service contracts, as well as granting rights to use intellectual property objects. This legislation change does not bear risk and takes out the issuer's risks connected with possibility or impossibility to reserve money funds under contracts with foreign counterparties.

Significant changes were also brought by Directive of the Russian Federation Central Bank No. 1688-U "On cancellation of the requirement of obligatory usage of special accounts when making currency operations and on ineffectiveness of separate regulatory acts of the Bank of Russia" of 29.05.2006, which was adopted according to Federal law "On currency regulation and control" and became effective from July 1, 2006.

The above directive, in particular, cancelled the requirement on the residents (non-residents)' obligatory use of special bank accounts when making currency operations connected with securities established by Guidelines of the Bank of Russia No. 115-I and No. 116-I. The above Guidelines are recognized ineffective from January 1, 2007.

Besides, directive of the Russian Federation Central Bank No. 1689-U of 29.05.2005 which also became effective from July 1, 2006 recognized ineffectiveness of several decrees of the Bank of Russia regulating currency operations with special bank accounts.

The above legal acts are aimed at simplification of procedures connected with transfer and placement of money funds on operations connected with securities between residents and non-residents.

Over the accounting period the issuer in the course of carrying out its activity suffered standard economical risks connected with the necessity to observe the requirements of the currency legislation when concluding and executing equipment purchase and sale contracts, service and other contracts with foreign counterparties.

Legal risks connected with changes of tax legislation:

Changes to the Russian Federation Tax Code, other federal laws in the sphere of tax regulation were not made and did not become effective over the accounting period, excluding Federal law No. 75-FZ of 03.06.2006 which brought changes to part two of the Russian Federation Tax Code and Article 1 of Federal law "On foreign investments in the Russian Federation" concerning issues connected with special economic areas, as well as Federal law No. 28-FZ "On changing Article 21, part two of the Russian Federation Tax Code and Article 3 of Federal law "On changing Article 21, part two of the Russian Federation Tax Code and ineffectiveness of separate provisions of the Russian Federation legislative acts on taxes and dues" of 28.02.2006. All the above changes do not incur increased risks for the issuer.

Decree of the Russian Federation Government No. 283 "On changing Decree of the Russian Federation Government No. 914 of 02.12.2000" of 11.05.2006 brought changes to the Rules of maintaining registers of received and outstanding invoices, purchase and sale books when calculating value-added tax.

The Government also adopted several subordinate acts concerning the issues of registration in tax authorities, tax accounting and recording, however, the above changes did not incur any increased risks for the issuer.

Whereas the issuer is a conscious taxpayer, had no and has no overdue debts on taxes and dues to the budgets of all levels due to its observance and correct application of tax legislative standards, changes of the tax legislation did not incur increased risks for it.

Legal risks connected with changes of customs legislation:

Federal law No. 26-FZ of 18.02.2006 "On changing the Russian Federation Customs Code and Federal law "On special protective, antidumping and countervailing strategies during export of commodities" which brought changes to the above acts concerning collection of fees by the customs authorities established according to the Russian Federation legislation on special protective,

antidumping and countervailing strategies during export of commodities became effective on March 20, 2006.

Federal law No. 144-FZ of 08.11.2005 brought significant changes to the Russian Federation Law "On customs rate" concerning specification of issues connected with determining customs value of commodities imported to the Russian Federation territory which became effective from July 1, 2006.

Over the accounting period the issuer did not suffer any increased risks connected with customs clearance when executing contracts with foreign counterparties.

Legal risks connected with changes of requirements on licensing of the issuer's main activity or licensing of the rights to use objects which turnover is limited:

New regulatory legal acts specifying obligatory requirements on connection of telecommunications networks and building of common telephone communications network, traffic and rendering communications services became effective on January 1, 2006.

The new requirements significantly influence realization of separate license conditions specified in the licenses issued before 01.01.2004.

In order to adjust the applicable licenses issued before 01.01.2004 according to the new regulatory legal acts, as well as according to the requirements of Rossvyaznadzor, the Company submitted an application on making changes to the applicable licenses received before 01.01.2004 to the Federal Supervision Service for Communications.

In case of nonobservance the obligatory requirements in the sphere of communications, the applicable legislation provides for liability, up to suppression and termination of license.

Legal risks which can occur in connection with changes of court practice in the accounting period:

Changes of court practice concerning activity of OJSC «CenterTelecom» are possible in connection with introduction of Rules of rendering local, intraareal, intercity and international telephone communications services approved by Decree of the Russian Federation Government No. 310 "On approval of Rules of rendering local, intraareal, intercity and international telephone communications services" of May 18, 2005 (with changes of June 20, 2005 and December 29, 2005), as well as other regulatory legal acts establishing obligatory requirements to connection of telecommunications networks and building of common telephone communications network, traffic and rendering communications services.

In connection with introducing the above regulatory legal acts there exist risks of qualitatively new (by object criterion) categories of legal proceedings with possible delivering of unfavorable court decisions in relation to the Company and its counterparties.

However, possible changes of court practice cannot significantly influence the results of the main activity of OJSC «CenterTelecom» and its financial and economical status, whereas the overall volume of claims brought to the Company as of the end date of the accounting period is insignificant for it.

2.5.5. Risks Connected with the Issuer's Activity

Risks connected with participation of OJSC «CenterTelecom» in the current legal proceedings:

Presently OJSC «CenterTelecom» is a party in several legal proceedings concerning current issues of its activity and the risk of delivering unfavorable court decisions does not exceed the standard risk for the activity of a carrier.

We consider that significant claims can involve:

- claims which value is equal to or exceeds 10 percent of the book value of OJSC «CenterTelecom», which comprises 4,542,878 thousand rubles as of March 31, 2006;
- claims which impede economic activity or are aimed at its prohibition or termination (claims on liquidation, insolvency (bankruptcy) of OJSC «CenterTelecom» and its affiliate and associate companies, on avoidance of their licenses and patents, on collection of debts on taxes and dues to the budget and extrabudgetary funds in a significant volume).

Over the accounting period OJSC «CenterTelecom» did not participate in legal proceedings meeting the above criteria.

Hereupon, we can affirm that there are no significant legal risks connected with participation of OJSC «CenterTelecom» in current legal proceedings.

Risks connected with impossibility to extend the license can be connected:

1) with changes of applicable legislative standards in the sphere of licensing;

2) with reorganization of licensing authorities.

Risks connected with the issuer's possible liability for third parties' debts, including its affiliates:

Over the accounting period (2nd quarter of 2006) OJSC «CenterTelecom» suffered no above risks.

Risks connected with possible loss of customers, the turnover with which takes no less that 10 percent of the total profit from sales of the issuer's commodities (works, services): there are no above risks.

III. Detailed profile on the Issuer

3.1. Detailed profile on the Issuer

3.1.1. Registered corporate name of the Issuer

Full corporate name of the Issuer:
in Russian - ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
in English - ***Joint-Stock Central Telecommunication Company***

Short name:
in Russia - ***ОАО "ЦентрТелеком"***
in English - ***JSC CenterTelecom***

Corporate name of the Issuer is registered as the trademark, which is used for individualization of products, conducted works and provided services.

Information about registration: Certificate for trademark № 200257 dated March 11, 2001 (registration of the trademark is valid all across the Russian Federation within 10 years starting with October 16, 2000).

Information about changes in the name and organizational and legal form of the Issuer during the period of existence of the Issuer:

1) The Issuer is registered by the Order of the Head of the Moscow region Administration № 567-p dated 09.06.1994, certificate of state registartion №127 dated 20.06.1994.

2) The Issuer is the legal successor the State Public Enterprise of Communication and Informatization «Rossvyazinform» of the Moscow region in respect of electric communication and wireline broadcasting.

3) The Committee on Property Management of the Moscow region is the founder of the Issuer.

4) Open Joint-Stock Company Elektrosvyaz, Moscow region (shortcut name – OJSC Elektrosvyaz, Moscow region), was renamed into Open Joint-Stock Company Elektrosvyaz, Moscow region (amendments and supplements No. 3 to the Charter of the Open Joint-Stock Company Elektrosvyaz, Moscow region, approved by the Elektrosvyaz, Moscow region, shareholders' meeting, Minutes No. 3 dated June 27, 1997). The amendments were registered by the Moscow region Registration Chamber on July 23, 1997.

5) By the decision of General Meeting of Shareholders (Minutes № 7 dated June 1, 2001) the Company was renamed into Open Joint-Stock Company Central Telecommunication Company, shortcut name – OJSC CenterTelecom.

3.1.2. Information about registration of the Issuer with state authorities

State registration number of legal entity: ***№ 127***
Issue date: ***June 20, 1994***
Name of the body, which conducted state registration: ***administration of the Moscow region***
According to the Certificate of Record of Legal Entity registered prior to July 1, 2002 entered into the Uniform State Register of Legal Entities:
Date, on which the entry was made in the USRLE: ***November 1, 2002.***
Number of the certificate: ***50:10:00124***
Main State Registration Number: ***1025006174710***
Name of the registering body: ***Inspectorate of the Ministry of Taxation in the town of Khimki of the Moscow Region***

3.1.3. Evolvement and development of the Issuer

Issuer's life period: **From June 1994 on** ***(12 years).***
Date, till which it will operate: **The Issuer was set up without date.**

Issuer's establishment and promotion history:

OJSC «CenterTelecom» is the largest Russian fixed line communication operator providing wide range of telecommunication services in the Central Federal District of the Russian Federation, where about 20% of the country population live. OJSC CenterTelecom users in 17 federation constituents are government institutions, major part of legal entities and natural persons.

OJSC CenterTelecom possesses licenses for rendering of a wide range of telecommunication services, such as conventional telephone communication services, Internet access, data transmission, over-the-air and wired television, wire and VHF radio broadcasting, trunking, lease of channels and other resources. The company renders services of public communication network integration to other operators.

In the competitive environment, the Company conducts a positive marketing policy: it retains its leading position in the sphere of stationary telephony, builds up turnover of new services, which rates are not regulated by the state.

O The total market share of OJSC «CenterTelecom» according to the results of the activities in 2005 made 50% including profits of mobile operators. The Company holds about 89% of the CFD fixed line communication market (excluding Moscow and profits of the national mobile operators) and more than 45% of the Internet access services market.

Issuer's purposes:
Company's major purposes are deriving of profit and provision of individuals, public authorities and other enterprises with communication services.

Issuer's mission:
OJSC CenterTelecom considers that its mission is to provide up-to-date high-quality telecommunication solutions and world-class service in the Central Federal District (CFD) with a purpose to:

- satisfy customers' demands for traditional and new telecommunication services;
- ensure growth of shareholders' income and contribute to development of the Company;
- establish long-term mutually beneficial partner's relations based on the principles of mutual confidence, good faith and exposure;
- perform the function of a state communication operator.

3.1.4. Contact information

Issuer's place of performance:
23 Proletarskaya St., Khimki, Moscow region, 141400, the RF
Mail address: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***

Place of performance of the Issuer's permanent executive department:
6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993
Telephone: *+7 (495) 209-34-34;* Fax: *+7 (495) 209-30-07*
E-mail: ***Info@centertelecom.ru***

Internet site on the Issuer and its issued securities: ***www.centertelecom.ru***

Divisions of the Issuer (third person) specialized in shareholders and investors relations:

Office of the Corporate Secretary:
Location: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***

Shareholders and Registrar Relation Division:
Telephone: *+7 (495) 793-26-54;* fax: *+7 (495) 793-26-54*
E-mail: ***vedeta@centertelecom.ru***
Internet site: ***http://www.centertelecom.ru/ru/investor/***

Investors Relation Division:
Telephone: +7 (495) 209-57-21; fax: +7 (495) 209-58-15
E-mail: ***kalin@centertelecom.ru***
Internet site: ***http://www.centertelecom.ru/ru/investor/***

3.1.5. ***Taxpayer identification number***

INN 5000000970

3.1.6. Subsidiaries and representative offices of the Issuer

Detailed information about the Issuer's branches was provided in the quarterly report of OJSC «CenterTelecom» for the 1st quarter of 2006.

Changes, which took place during the reporting qurter:
On May 26, 2006 new leters of attorney valid till January 1, 2007 were given to the directors of all branches of OJSC «CenterTelecom.

3.2. Core business activities of the Issuer

3.2.1. Industrial designation of the Issuer

64.20 - Activities in the field of electric communication

Additional OKVED codes for OKPO 01140111

Codes of activities and according to OKVED	Activity according to OKVED code
64.20.1	Telephone communication and document communication
64.20.3	Other activities in the field of electrical communication
45.31	Wiring works

74.20.4	Standardization and metrology activities
63.40	Organization of cargo transportation
50.20.1	Maintenance and repair of passenger cars
50.20.2	Maintenance and repair of other vehicles
50.20.3	Provision of other vehicles maintenance services
45.21.3	Civil and erection works on construction of trunk pipelines, communication and power lines
45.21.4	Civil and erection works on construction on construction of local pipelines, communication and power lines, including related odd works
45.21.1	Civil and erection works on buildings construction
74.13.1	Marketing
74.14	Consulting on issues related to business activities and management
55.12	Operations of hotels without restaurants
55.23.1	operations of children's camps during summer holidays
64.20.2	Broadcasting and distribution of TV and radio programs

3.2.2. Core business activities of the Issuer

Provision of telecommunication services in the Central Federal District is the core (predominant) and priority business activities of the Issuer.

Issuer's share of revenues from core business activities in the total amount of revenues:

Description	Q2 2006
Revenues from communication services, th. rubles	6 281 689
Share in the total amount of revenues, %	93.0%

In Q2 2006 the share of revenues from provision of communication services in the total amount of revenues decreased and made 93.0% against 98.5% in Q2 2005. The decrease was due to change in mutual settlements with OJSC «Rostelecom», which had come into force in 2006. The revenues from communication services don't include revenues from domestic long-distance and international communication, but from 2006 they include revenues from agent's commission of OJSC «Rostelecom».

Comparing with Q1 2006, the share of revenues from provision of communication services in Q2 2006 slightly decreased by 0.5% (93.5% - in Q1 2006) while the total amount of earnings grew by 100.5 million rubles.

OJSC «CenterTelecom» conducts its core activities on the territory of the Russia Federation.

Types of communication services, which provided more than 10% of revenues (earnings) in Q2 2006:

- provision of local telephone connection;
- connection and traffic transit.

Composition of the Issuer's revenues from the core activities in Q2 2006:

Core activities	Q2 2006
Telephone urban and rural communication	52.8%
Mobile radio communication, radio broadcasting, TV and satellite communication	0.3%
Mobile radio and telephone communication (cellular)	0.9%

Wireline communication	2.4%
Recording communication	7.4%
Connection and traffic processing services	19.2%
Services according to assistance agreements	5.7%
Intraareal telephone communication	9.6%
Other communication services (core types of activities)	0.4%
Revenues from other sales (non-core types of activities)	1.3%

Analysing changes in revenues of OJSC «CenterTelecom» from the core activities in Q2 2006, one can speak about minor changes in the rervenues structure comparing with Q1 2006.

Growth rate of revenues from communication services in Q2 2006:

Core activities	Growth rates in Q2 2006/Q2 2005
Telephone urban and rural communication	117.5%
Wireline broadcasting	104.7%
Mobile radio and telephone communication (cellular)	96.1%

In Q2 2006 revenues from urban and rural telephony kept growing in the total amount of earnings – 52.8% against 45.8% in Q2 2005. Revenues from wireline broadcasting in Q2 2006 comparing with Q2 2006 increased by 0.7% due to tariff growth last year. Revenues from mobile radio and telephone communication went down by 2.5 million rubles in Q2 2006 comparing with Q2 2005 due to decrease of the subscribers of this type of communication. The share of revenues from mobile radio and telephone communication in the total amount of revenues for Q2 2006 amounted to 0.9%, in Q2 2005r – 1.0%.

3.2.3. Principal types of products (works, services)

Services, which provide not less than 10% of earnings of the Issuer in Q2 2006 are:
- provision of local telephone connection;
- revenues from connection and traffic transit services.

Description	Q2 2006
Provision of local telephone connection	
Revenues from sales of products (works, services), th. rubles.	3 565 178.5
Share in the total amount of revenues, %	52.8
Connection and traffic transit services	
Revenues from sales of products (works, services), th. rubles.	1 296 809.3
Share in the total amount of revenues, %	19.2

Structure of the Issuer's prime cost:

Name of cost items	Share in the total cost volume in Q2 2006, %
Raw materials and consumables, %	4.6
Purchased complementary parts, semi-finished goods, %	-
Production-type operations and services rendered by outside organizations, %	11.2
Fuel, %	1.6
Power, %	2.4
Labor costs, %	39.1
Rent payment, %	3.8
Allocations for social needs, %	9.9
Amortization of the fixed assets, %	21.1
Taxes included into production costs, %	0.3
Other expenses, %	6.0
depreciation of intangible assets, %	0.0-
benefits for innovation proposals, %	0.0
compulsory insurance payments, %	0.1
expense accounts, %	0.0
other, %	5.8
Total: production and goods (works, services) sales costs (cost value), %	100.0
Product (works, services) proceeding, % of prime cost	138.6

The other costs include: costs on communication operators for traffic, channel lease; management expenses.

3.2.4. Raw materials and suppliers of the Issuer

Due to peculiarities of the Issuer's activities, main type of activity of which is provision of communication services, raw materials do not used.

3.2.5. Markets for sales of the Issuer's products (works, services)

The Issuer's core activity on the market of the Central Federal District (CFD) is rendering of communication services. OJSC CenterTelecom renders services of access to the public telephone network, services of long-distance and international telephone connection, Internet and data transmission network services, communication channel lease services, wireline services, etc.

The Central Federal District, which is the Company's sphere of interest, comprises 17 regions inhabited by about 20% of the RF population. According to the experts' opinion, the region accounts for 12.8% of the Russia's gross product (Moscow excluded), which corresponds to rather a high share as compared to other federal districts of Russia. According to the living standards, the region holds the 4th place among the Russian federal districts, according to per-capita income – only the seventh place. An uneven economic development of regions is typical of the CFD. The district is made up of the areas with both high maturity level – Moscow, Yaroslavl, Belgorod regions, and low maturity level – Kostroma, Ivanovo and Kursk regions.

Over the recent few years, there has been a regular trend to redistribute income from different communication services to the advantage of nontraditional services, basically, cellular communication. The Central Federal District has not been an exception. Since 1999, a share of fixed telephony in the revenue composition has been declining to the advantage of nontraditional

communication services that have appeared due to the new industry technologies. The mentioned tendency remains at the moment.

Factors that may adversely affect Issuer's sale of its goods (works, services):
- decline in production;
- decrease of paying capacity of primary consumers;
- building up competence of alternative operators.

Issuer's actions to mitigate the adverse effect:
1. End of construction of multi-service networks (MSN), which provides for a significant extension of the rendered services range and amelioration of their quality at the same time.
2. Arrangement of package services based on up-to-date multi-service networks.
3. Extension of the equipped numbering capacity and increase in a number of users.
4. Application of open software in process improvement (especially for switching equipment).
5. Application of lease patterns when expanding production.
6. Availability of substituting services.
7. Usage of the affiliated companies' capacities.

3.2.6. Licenses granted to the Issuer

Main type of the Issuer's activity is provision of communication services.

Information about licenses for provision of communication services is shown in item 3.2.10 «Additional requirements to the Issuers, the main type of activity of which is provision of communication services».

Licenses for provision of TV and radio cable broadcasting.

№	License title	License number	Media entity	Mass media type	Date of issue	Valid till		License coverage area
1	Radio broadcasting	№ 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ministry of Press of Russia	Ternovka community, Voronezh region
2	Radio broadcasting	№ 8528	Iva-Radio	On-air radio broadcasting	15.10.2004	08.04.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Ivanovo region (Vichuga town and neighbouring communities, Furmanov town and neighbouring communities, Shuya town and neighbouring communities, Yuzha town and neighbouring communities)
3	Radio broadcasting	№ 7508	Iva-Radio	Wireline broadcasting	24.07.2003	24.07.2008	Ministry of Press of Russia	Ivanovo city, Ivanovo region
4	TV broadcasting	№ 7655	Cable TV network of Ivanovo region	Cable TV	23.09.2003	23.09.2008	Ministry of Press of Russia	Ivanovo city
5	TV broadcasting	№ 7586	Zemlya Kaluzhskaya	On-air TV	27.08.2003	27.08.2008	Ministry of Press of Russia	Town of Lyudinovo, Kaluga region neighboring communities

6	TV broadcasting	№ 9084	Zemlya Kaluzhskaya	On-air TV	05.07.2005	07.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Town of Kondrovo, Kaluga region
7	Radio broadcasting	№ 8572	Radio Elex	Wireline sound program broadcasting	01.12.2004	11.11.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kaluga
8	TV broadcasting	№ 8531	Kostroma Telecom Media	Cable TV	18.10.2004	18.10.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kostroma

9	TV broadcasting	№ 9627	Cable TV network Kurskelektrosvyaz	Cable TV	13.12.2005	11.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	**Kursk**
10	Radio broadcasting	№ 8729	Lipetsk Informradio	Wireline radio	15.02.2005	20.10.2008	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Lipetsk and Lipetsk region
11	Radio broadcasting	№ 9476	Inform-svyaz	On-air sound broadcast	15.11.2005	15.11.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Lebedyan in the Lipetsk region and neighboring communities

12	Radio broadcasting	№ 9040	Inform-svyaz	On-air sound broadcast	21.06.2005	21.06.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	**Communities: Volovo, town of Dankov, urban-type communities of Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of Lipetsk region**
13	Radio broadcasting	№ 9011	Inform-svyaz	On-air sound broadcast	07.06.2005	07.06.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Dolgorukovo community, Lipetsk region
14	Radio broadcasting	№ 9960	"Dnevnoy kanal"	Wireline radio broadcasting	14.03.2006	14.03.2011	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Tula, Tula region
15	Radio broadcasting	№ 7192	Radio Chance	On-air radio broadcasting	18.04.2003	16.07.2007	Yaroslavl and neighboring communities (transmitter located in Dubki)	Yaroslavl and neighboring communities (transmitter located in Dubki)
16	Radio broadcasting	№ 7246	Radio Chance	Wireline radio	05.05.200	24.10.2007	**Ministry of**	Yaroslavl

				broadcasting	3		**Press of Russia**	

Licenses for non-core activities.

№	License title	License number	Date of license registration	Valid till	License issuing authorities	License coverage area
1.	Construction of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ ГС-1-99-02-27-0-5000000970-003321-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
2.	Designing of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ ГС-1-99-02-26-0-5000000970-003320-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
3.	Land-surveying	№ МОГ – 01056	21.11.2002	21.11.2007	Federal Agency for Geodesy and Cartography	Kursk and Tambov regions
4.	Cartography activities	№ МОГ – 01057	21.11.2002	21.11.2007	Federal Agency for Geodesy and Cartography	Kursk and Tambov regions
5.	Medical care	№ 0824	03.02.2003	03.02.2008	Public Health Committee of Kursk region	Kursk region
6.	Medical care	№ 50-01--000504	10.11.2005	10.11.2010	Federal Service of Health and Social Development Control	Orel region
7.	Medical care	№ 69-01-000044	10.02.2005	10.02.2010	Federal Service of Health and Social Development Control	Tver region
8.	Medical care	№ 0211/00841	20.12.2003	20.12.2008	Public Health Department of Tula region	Tula region
9.	Medical care	№ 721	18.11.2002	26.04.2008	Public Health and Pharmacy Department of Yaroslavl region Administration	Yaroslavl region
10.	Education activities under educational programs	№ 54276	11.08.2003	12.08.2006	Ministry of Education of Moscow region	Moscow region
11.	Education	№ 76242505/л 0094	10.03.2005	15.08.2007	Education Department of	Yaroslavl region

					Yaroslavl region Administration on behalf of Yaroslavl region Administration	
12.	Fire alarm and extinguishing	№ 1 /00818	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
13.	Installation, repair and maintenance of fire fighting equipment and tools for buildings and facilities	№.2/ 01455	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
14.	Operation of electric power grids	№ 50007938	28.04.2003	27.04.2008	Ministry of Energy of the Russian Federation	Russian Federation
15.	Operation of heat networks	№ ЭТ-02-000283(K)	28.04.2005	28.04.2010	Federal Service on Environmental, Technical and Nuclear Control	Russian Federation
16.	Repair of measurement devices	№ 001500-P	03.03.2004	03.03.2009	State Committee of the RF for Standardization and Metrology	Russian Federation
17.	Operation and maintenance of highly explosive production facilities	№ 00-ЭB-002491 (C)	25.03.2004	25.03.2009	Federal Industrial and Mining Supervisory body of Russia	Russian Federation
18.	Fresh water production for industrial purposes of plants	№ 50359	07.12.2004	01.01.2015	Regional Agency on Subsoil Utilization of the Central Federal District	South-western part of Alekseevka city of Belgorod region
19.	Geologic exploration and site production of fresh water for drinking and other purposes at recuperation and rest facilities	№ 53172	14.07.2003	01.01.2020	Natural Resources and Environment Protection Directorate of the Ministry of Natural Resources of the RF on Kostroma region	Plot of subsoil is near Gomonikha village in Krasnosel'ski area of Kostroma region
20.	Fresh water production for water-supply	№ 56230	09.09.2004	20.06.2008	Main Directorate of Natural Resources of Tambov region	Tambov region

21.	Water consumption (surface water objects) (Rain foul water discharge from the territory of production plant of Lazurnaya industrial zone of Tver)	№ 00333	10.10.2003	10.10.2006	Natural Resources and Environment Protection Main Directorate of the Ministry of Natural Resources of the RF on Tver region	Tver
22.	Fresh water production for water-supply of recreational camp "Signal"	№ 57273	21.12.2004	01.09.2016	Regional Agency on Subsoil Utilization of the Central Federal District	Yudinka village of the Tula region
23.	Foul water discharge	№ 00191	10.11..2005	01.11.2008	Moscow-Oka Basin Department	Tula region
24.	Maintenance of cipher (cryptographic) machines	№ 2907X	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
25.	Distribution of cipher (cryptographic) machines	№ 2908P	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
26.	Provision of services for information ciphering	№ 2909У	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
27.	Activities on technical protection of confidential information	№ 0210	11.05.2004	11.05.2009	State Technical Commission under the RF President Administration	Subsidiaries of OJSC "CenterTelecom"
28	Activities related to handling information containing state secrets	№ 5500	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Per., build. 2, GSP-3, Moscow, Russia
1	Activities related to handling information containing state secrets (original copy)	№ 5500/2	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga

	2	Activities related to handling information containing state secrets (original copy)	№ 5500/9	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	23 Lenina Street, Liski, Voronezh region
	3	Activities related to handling information containing state secrets (original copy)	№ 5500/12	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk
	4	Activities related to handling information containing state secrets (original copy)	№ 5500/13	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	17 Karl Marx Street, Fatezh, Kursk region
	5	Activities related to handling information containing state secrets (original copy)	№ 5500/17	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
	6	Activities related to handling information containing state secrets (original copy)	№ 5500/18	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Nekrasova Street, Zvenigorod, Moscow region
	7	Activities related to handling information containing state secrets (original copy)	№ 5500/19	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	69 Karl Marx Street, Yegoryevsk, Moscow region
	8	Activities related to handling information containing state secrets (original copy)	№ 5500/20	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel
	9	Activities related to handling information containing state secrets (original copy)	№ 5500/21	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	30 25 Oktyabrya Street, Kromy, Orel region

	10	Activities related to handling information containing state secrets (original copy)	№ 5500/22	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Schedrina Street, Ryazan
	11	Activities related to handling information containing state secrets (original copy)	№ 5500/23	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	7 Gagarina Street, Starozhilovo, Ryazan region
	12	Activities related to handling information containing state secrets (original copy)	№ 5500/24	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	24 Novotorzhskaya Street, Tver
	13	Activities related to handling information containing state secrets (original copy)	№ 5500/25	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	41 Studencheskaya Street, Torzhok, Tver region
	14	Activities related to handling information containing state secrets (original copy)	№ 5500/26	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina prospect, Tula
	15	Activities related to handling information containing state secrets (original copy)	№ 5500/27	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Square, Bryansk
	16	Activities related to handling information containing state secrets (original copy)	№ 5500/28	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1Б Mira Street, Pochep, Bryansk region
	17	Activities related to handling information containing state secrets (original copy)	№ 5500/29	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	14 Sevskaya Street, Trubchevsk,Bryansk region

	18	Activities related to handling information containing state secrets (original copy)	№ 5500/30	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolyutsy Prospekt, Voronezh
	19	Activities related to handling information containing state secrets (original copy)	№ 5500/31	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	19 Sovetskaya Street, urban village Anna, Voronezh region
	20	Activities related to handling information containing state secrets (original copy)	№ 5500/33	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolyutsy Street, Smolensk
	21	Activities related to handling information containing state secrets (original copy)	№ 5500/34	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	15 microdistrict, Yartsevo, Smolensk region
	22	Activities related to handling information containing state secrets (original copy)	№ 5500/35	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2B, Astrakhanskaya Street, Tambov
	23	Activities related to handling information containing state secrets (original copy)	№ 5500/36	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Kotovskogo Street, Sosnovka village, Tambov region
	24	Activities related to handling information containing state secrets (original copy)	№ 5500/37	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	42 Gorkogo Street, Vladimir
	25	Activities related to handling information containing state secrets (original copy)	№ 5500/38	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	22 Komsomolskaya Street, Yaroslavl

26	Activities related to handling information containing state secrets (original copy)	№ 5500/39	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	21 Podlipayeva Street, Kostroma
27	Activities related to handling information containing state secrets (original copy)	№ 5500/40	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	10-th Avgusta, Ivanovo
28	Activities related to handling information containing state secrets (original copy)	№ 5500/41	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya square, Belgorod
29	Activities related to handling information containing state secrets (original copy)	№ 228	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
29.	Performing measures and/or provision of services for protection of state secrets	№ 5501	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Pereulok, Building 2, Moscow
1	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/10	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel
2	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/11	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk
3	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/12	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga

	4	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/13	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Street, Bryansk
	5	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/14	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolutsy pr., Voronezh
	6	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/15	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolutsy Street, Smolensk
	7	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/16	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2в Astrakhanskaya Street, Tambov
	8	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/17	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina Prospekt, Tula
	9	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/18	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Shchedrina Street, Ryazan
	10	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/19	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
	11	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/20	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1 10-th Avgusta Street, Ivanovo

12	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/21	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya Square, Belgorod
13	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 229	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
30.	Performing measures and/or provision of services for protection of state secrets	№ 2853 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	OJSC CenterTelecom
1	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	3 Revolutsy Square, Belgorod
2	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 2 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	9 Karl-Marx Square, Bryansk
3	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 3 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	22 Komsomolskaya Street, Yaroslavl
4	Performing measures and/or provision of services for protection of state secrets	2853/3/1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 10th Avgusta Street, Ivanovo
5	Performing measures and/or provision of services for protection of state secrets	2853/3/2 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 Podlipaeva Street, Kostroma

	6	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 4 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	42 Gorkogo Street, Vladimir
	7	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 5 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35 Revolutsy Prospekt, Voronezh
	8	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 6 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	38 Teatralnaya Street, Kaluga
	9	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 7 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	8 Krasnaya Square, Kursk
	10	Performing measures and/or provision of services for protection of state secrets	№ 2853 /8 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35a Tereshkovoy Street, Lipetsk
	11	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 9 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	29 Narodnogo Opolcheniya Street, building 2, Moscow
	12	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 10 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Lenina Street, Orel
	13	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 15 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Shchedrina Street, Ryazan

14	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 11 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	6 Ortyabrskoy Revolutsy Street, Smolensk
15	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 12 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	2в Astrakhanskaya Street, Tambov
16	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 13 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	24 Novotorzhskaya Street, Tver
17	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 14 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	33 Lenina Prospekt, Tula

The Issuer's forecast about possible renewal of special permits (licenses):

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

The Issuer has no reason to suppose that the licenses won't be duly renewed or will be suspended or recalled.

3.2.7. Joint activities in partnership

Information about joint activities, which the Issuer is conducting with other companies as of 30.06.2005:

1) CenterTelecom participates in joint-cooperation (Agreement of particular partnership № 79/89 dated December 31, 1998) on creation, development and revenue service of cellular switching system of CDMA-800 standard (Company's share – 30%).
Other participants: Topsnabinvest LLC (share – 40%), Bowling-Center LLC (share – 30%)..
Amount of investments: 6 491 036 rubles.
Purpose of investments – profit earning.
Reached financial result: 0 rubles

2) OJSC «CenterTelecom» participates in joint activity (Partnership agreement dated 23.06.2003) on utilization of the Central station of Objects Monitoring (share – 1/3).
Other participants: LLC PSC «Center» (share – 1/3), LLC PSC «Obereg» (share – 1/3).
Amount of investments: 218 969 rubles.
Purpose of investments – introduction of monitoring of the objects security situation.
Reached financial result: 0 rubles.

3.2.8. Additional requirements to be met by issuers, which are joint-stock investment funds, insurance or credit organizations, mortgage agents

The Issuer is not joint-stock investment funds, insurance organizations or credit organization, mortgage agent.

3.2.9. Additional requirements to be met by issuers for which natural resources extraction is the core activity

Natural resources extraction is not the core activity for the Issuer.

3.2.10. Additional requirements to be met by issuers for which telecom service provision is the core activities

A) Licenses for communication services provision

№	License title	License number	Conditions for conducted operations	Numbering capacity, subscriber base, coverage area	Date of issue	Valid till	Body, which issued the license	Coverage area.
1.	**Provision of local and intra tariff band telephone service**	№ 24064	- services of local and intra tariff band telephone communication of the public switched network; - services of telephone communication using hardware of the intelligent network	Total installed switching capacity not less than 6 657 000 lines	24.10.2002	24.10.2012	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
2.	**Provision of local, international and domestic long-distance telephone services**	№ 23250	**- services of local, international and domestic long-distance telephone communication at public telephone offices and public pay phones**	**Total installed switching capacity not less than 30 044 payphones, not less than 3 837 public telephone offices**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow

3.	Lease of telecommunication channels	№ 23247	**- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals**	**Total number of provisioned pich communication channels, main digital channels including in network paths is 11 083**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow
4.	Data services	№ 23248	- public data network services	**Installed switching capacity should ensure connection of at least 257 460 users by the expiry, at least 119 338 users must be connected by the end of 2003**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	**Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.**
5.	Provision of telematic services	№ 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services,	-	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl

			speech message service, audio and video conference call service);					regions and the city of Moscow.
6.	Provision of telegraph services	№ 24065	- telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)	**Installed capacity of telegraph switching facilities should ensure meeting the demand for the telegraph services in the licensed territory.**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
7.	**Provision of communication services via data transmission network, except for voice transmission**	№ 36633	- communication service via data transmission network, except for voice transmission	Pursuant to this licence, the Company should provide subscriber with communication service between the subscriber (terminal) sets connected to the licensee's data network: a) access to communication network of licensee; б) communication via licensee's data transmission network with the use of subscriber (terminal) equipment, excluding voice transmission; в) access to data services rendered by other communication operators, data networks of which interact with the licensee's network.	21.11.2005	21.11.2010	**Federal Service on Telecommunications Supervision**	Kaluga region
8.	Provision of voice services via the data transmission network	№ 37053	- voice services via data transmission network	Pursuant to this licence, the Company should provide subscriber with communication service between the subscriber (terminal) sets connected to the licensee's data network:	12.12.2005	12.12.2010	**Federal Service on Telecommunications Supervision**	Kaluga region



Company news

CenterTelecom Raised USD 115 Million In Long-Term Financing

Moscow, 2 November 2006. OJSC CenterTelecom, major provider of fixed-line telecommunications services in the Central Federal District of Russia, today announced the closure of the deal whereby the Company raised USD 115 million of financing for the period of four years. Deutsche Bank acted as the lead-manager of the deal. A significant portion of the borrowing amount is to be placed in the form of Credit-Linked Notes (CLN).

In line with CenterTelecom's Financial Strategy approved by the Company's BoD, raised funds will be used to restructure and refinance CenterTelecom's existing debt. This type of financing enables the Company to significantly reduce its cost of debt and optimize its debt structure by balancing short-term and medium-term principal debt repayments.

CenterTelecom's CFO Alexander Lutsky noted that this deal not only will enable the Company to restructure its debt load, but also will enhance its investment appeal. *«Placement of CLNs is an important milestone in CenterTelecom's credit history on international capital markets that should improve the Company's investment profile and increase international investors and creditors interest towards CenterTelecom»*, - he commented.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
ir@centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunications company operating in the Central Federal District, where more than 20% of the Russian population lives. The Company provides its customers with wide range of telecommunications services, including local and intrazonal telephone calls, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting. The Company also provides interconnection and traffic transmission services to other telecom operators. CenterTelecom actively develops broadband multiservice backbone network and customer access networks on the basis of cutting-edge telecommunication technologies.



Company news

The Key Task of CenterTelecom's Financial Strategy Is To Reduce Debt Burden & Bring Down Cost Of Debt

Moscow, 2 November 2006: OJSC CenterTelecom, major provider of fixed-line telecommunications services in the Central Federal District of Russia, today announced key highlights of the Company's new Financial Strategy for 2006-2009. The key task of the Financial Strategy is to reduce CenterTelecom's debt burden and bring down the cost of debt servicing.

By mid-2006 CenterTelecom's financial position was characterized by substantial debt load, inefficient debt structure and high interest rates on most of the loans. This situation was a result of low operational efficiency that could not generate cash flows sufficient to finance the Company's capital expenditure. This led to continuous growth in debt levels.

The Financial Strategy developed by CenterTelecom's management provides for a comprehensive set of measures aimed at improvement of the Company's financial standing. These measures include:

- Lowering operating expenses and improving operational efficiency;
- Optimizing capital expenditures to increase cash flows for debt repayment; RUR 7.4 billion of existing debt to be repaid from operating cash in flows in 2006 - 2009;
- Restructuring expensive debt by attracting new financing at lower interest rates;
- Optimizing debt structure in terms of currency, type and tenor.

The management's estimates of the results of the Financial Strategy implementation are the following:

- 2009 EBITDA* margin at approximately 34% compared to 26% in 2005;
- Annual CapEx of RUR 4 - 6 billion in 2006 - 2009;
- 2009 CapEx/EBITDA of 0.49 versus 0.74 in 2005;
- 2009 Net debt/EBITDA of no more than 1.7 compared to 3.36 in 2005;
- 2009 weighted average debt duration of 2.5 years versus 1.7 years at the end of 2005.

«New strategy aimed at introduction of strict cost controls, optimization of capital expenditures and implementation of balanced borrowing policy will enable the Company to significantly reduce its debt burden, achieve financial stability and strengthen market positions», - CenterTelecom's CEO Sergey Pridantsev commented.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
ir@centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunications company operating in the Central Federal District, where more than 20% of the Russian population lives. The Company provides its customers with wide range of telecommunications services, including local and intrazonal telephone calls, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting. The Company also provides interconnection and traffic transmission services to other telecom operators. CenterTelecom actively develops broadband multiservice backbone network and customer access networks on the basis of cutting-edge telecommunication technologies.

***

Some statements of this news release are "forward-looking statements" and influenced by the risks, uncertainty factor and other factors, and as a result of this influence actual results may appreciably differ from the results mentioned in the news release.

The Company bears no obligation to disclose publicly any update related to the news release either to reflect the events or circumstances, which will take place after the date of this news release, or to point out unforeseen events, except for the cases, when such disclosure shall be demanded pursuant to the US Federal laws on securities.

---

* The Company defines EBITDA as income before taxation plus depreciation plus interest expense minus interest income



Company news

S&P Raised Its Long-Term Corporate Credit Rating On CenterTelecom

Moscow, October 27, 2006. Standard&Poor's Ratings Services raised its long-term corporate credit rating on CenterTelecom to «B» from «B-» (with stable outlook) as well as its long-term Russian national scale rating to «ruBBB+» from «ruBBB-».

According to S&P, credit rating upgrade is a result of the Company's strengthening financial profile and improving operating performance. S&P commented in its report that the upgrade reflects CentralTelecom's (hereinafter - «CTC») improving credit protection measures, helped by increasing free cash flows, tightened cost control, drastically reduced spending and robust EBITDA growth.

Standard&Poor's analysts also noticed an improvement in CTC's financial profile, enhanced by continuing market dominance in traditional telephony and value-added services markets of the Central Federal District of Russia; and steadily improving regulatory and industry dynamics.

«Credit rating upgrade confirms the timeliness of the Company's business model reform.
Our steps aimed at debt reduction and efficiency enhancement have already started to deliver results. We continue to concentrate our efforts on improving CenterTelecom's financial performance and strengthening its market positions, which, I hope, will result in further ratings upgrades», - CenterTelecom's CEO Sergey Pridantsev commented on Standard & Poor's Ratings Services decision.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.



Company news

Fitch Ratings Changes CenterTelecom's Outlook to Positive
MOSCOW, 18 October 2006 – OJSC CenterTelecom, major provider of fixed-line telecommunications services in the Central Federal District of Russia, today welcomed the decision by Fitch Ratings to change CenterTelecom's Outlook to Positive from Stable. CenterTelecom's Issuer Default rating ("IDR") is affirmed at "B-" and its Short-term rating is affirmed at "B".

As reported by Fitch, the ratings take into account CentralTelecom's position as the market leader in fixed-line communications in the Central Federal District of Russia. Fitch Ratings experts noticed CentralTelecom's efforts aimed at increasing its market share in the fast developing broadband market. The newly developed policy aimed at the Company's efficiency improvement and debt reduction was positively assessed by Fitch Ratings.

Fitch Ratings said in its report, "*Further deleveraging is likely to be a result of stronger EBITDA generation and debt retirement financed from free operating cash flow on the back of capex cuts in 2006, and modest capex increases in 2007 and 2008. The company has achieved material efficiency improvements in 2005 and H106, a result of better working capital management and lay-offs. Fitch expects CT to exercise tight cost control in future which should help to maintain and grow its profitability margins. ...*

... The company has developed further initiatives to reduce interest payments and extend the average maturity of its debt, successful achievement of its refinancing goals may trigger a rating upgrade".

CenterTelecom's CEO Sergey Pridantsev commented on the outlook change that this decision recognizes first steps by the management aimed at improving the Company's financial performance and strengthening its market positions. "*Clearly, there is still a lot to do. We hope that our further efforts will meet Fitch Ratings' expectations and lead to the rating upgrade in the near future*", he noted.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
ir@centertelecom.ru
***

OJSC «CenterTelecom» is the largest fixed-line telecommunications company operating in the Central Federal District, where more than 20% of the Russian population lives. The Company provides its customers with wide range of telecommunications services, including local and intrazonal telephone calls, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting. The Company also provides interconnection and traffic transmission services to other telecom operators. CenterTelecom actively develops broadband multiservice backbone network and customer access networks on the basis of cutting-edge telecommunication technologies.

NOTICE OF A MATERIAL FACT

INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME INCREASE (DECREASE) OF NET PROFIT OR NET LOSS OF THE ISSUER BY MORE THAN 10 PERCENT

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta***

1.9. Code of the material fact	***0300194A30102006***

2. Contents of the notice

2.1. Fact (facts) resulting in one-time increase in the net profit or loss of the issuer by more than 10 percent: ***revenues increase in Q3 2006 comparing with Q2 of 2006 was due to operating revenues increase. This was resulted from the cash receipt from Russia's Ministry of Finance for repayment of overdue accounts receivable on the categories of benefit recipients.***

2.2. Date of the event (events) resulting in the one-time increase (decrease) of the net profit or loss of the issuer by more than 10 percent: ***October 30.10.2006.***

2.3. Net profit of the issuer in the reporting period (Q2 2006) preceding the reporting period when the relevant fact occurred: ***544 906 (Five hundred forty four thousand and nine hundred and six) thousand rubles.***

2.4. Net profit of the issuer in the reporting period (Q3 2006) when the relevant event (events) occurred: ***838 405 (Eight hundred thirty eight thousand and four hundred and five) thousand rubles.***

2.5. Change in the net profit in absolute and relative (percentage) terms:

Absolute change in the net profit: ***293 499 (Two hundred ninety three thousand and four hundred ninety nine) thousand rubles.***

Percentage change in the net profit: ***53.86%***

3. Signatures

3.1. General Director OJSC «CenterTelecom»	______________ Seal	S.V. Pridantsev
3.2. Date: October 30, 2006.		
3.3. Chief Accountant OJSC «CenterTelecom»	______________	A.D. Kartashov
3.4. Date: October 30, 2006.		

Сообщение о существенном факте
«Сведения о фактах, повлекших разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-A*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*"Российская газета", "Приложение к Вестнику ФСФР"*

1.9. Код существенного факта	*0300194A30102006*

2.Содержание сообщения

2.1. Факт (факты), повлекший разовое увеличение чистой прибыли или чистых убытков эмитента более чем на 10 процентов: ***увеличение прибыли в 3 квартале 2006 года по сравнению со 2 кварталом 2006 года произошло за счет увеличения операционных доходов. Это обусловлено поступлением денежных средств от Минфина России в счет погашения просроченной дебиторской задолженности по льготным категориям граждан.***

2.2. Дата появления факта (фактов), повлекшего за собой разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов: ***30.10.2006 года.***

2.3. Значение чистой прибыли эмитента за отчетный период (2 квартал 2006г.), предшествующий отчетному периоду, в котором появился соответствующий факт (факты): ***544 906 (Пятьсот сорок четыре тысячи девятьсот шесть) тыс. рублей.***

2.4. Значение чистой прибыли эмитента за отчетный период (3 квартал 2006г.), в котором появился соответствующий факт (факты): ***838 405 (Восемьсот тридцать восемь тысяч четыреста пять) тыс. рублей.***

2.5. Изменение чистой прибыли эмитента в абсолютном и процентном отношении:

Абсолютное изменение чистой прибыли: ***293 499 (Двести девяносто три тысячи четыреста девяносто девять) тыс. рублей.***

Процентное изменение чистой прибыли: ***53,86%***


ЦЕНТР
ТЕЛЕКОМ

3. Подписи		
3.1. Генеральный директор ОАО «ЦентрТелеком»	М.П.	С.В. Приданцев
3.2. Дата 30 октября 2006 года		
3.3. Главный бухгалтер ОАО «ЦентрТелеком»		А.Д. Карташов
3.4. Дата 30 октября 2006 года		



Company news

CenterTelecom's 9 months 2006 RAS EBITDA* Surged 39.2%

Moscow, 31 October 2006 – OJSC CenterTelecom, major provider of fixed-line telecommunications services in the Central Federal District of Russia, today announced its unaudited financial results for the first nine months of 2006 in accordance with Russian Accounting Standards (RAS).

- **CenterTelecom's revenue for the first nine months of 2006 reached RUR 20,479.6 million – an increase of 2.4% year-on-year;**
- **Operating expenses declined by 3.9% to RUR 14,894.8 million;**
- **EBITDA for the first nine months of 2006 surged 39.2% to RUR 7,359.8 million versus RUR 5,288.1 million for the first nine months of 2005;**
- **The Company's net profit reached RUR 1,923.8 million compared to RUR 548.1 million a year ago – an increase of 251,0% year-on-year.**

Financial Highlights

RUR million	9 mo 2006	9 mo 2005	*% change y-o-y*
Revenue	20,479.6	20,006.6	*2.4%*
Operating expenses	14,894.8	15,499.6	*-3.9%*
Depreciation and amortization	*2,843.4*	*2,504.0*	*13.6%*
EBITDA	7,359.8	5,288.1	*39.2%*
Operating profit	5,584.8	4,507.0	*23.9%*
Net profit	1,923.8	548.1	*251.0%*
EBITDA margin, %	*35.94%*	*26.43%*	-
Operating margin, %	*27.27%*	*22.53%*	
Net margin, %	*9.39%*	*2.74%*	-

The Company's revenue for the first nine months of 2006 increased by 2.4% to RUR 20,479.6 million versus RUR 20,006.6 million a year ago. This dynamics is explained primarily by an increase in regulated tariffs in the fourth quarter of 2005, the introduction of a new system of interaction between operators as of 1 January 2006, the introduction of CPP concept as of 1 July 2006 as well as growing sales of value-added telecom services.

The 3.9% decrease in operating expenses – from RUR 15,499.6 million to RUR 14,894.8 million for the first nine months of 2005 - is attributable to the introduction of a new system of interaction between operators as of 1 January 2006 as well as to the revision of terms and conditions of certain agreements with third parties on provision of services to CenterTelecom.

Growth in 9mo2006 net profit to RUR 1,923.8 million from 548.1 million a year ago is due to the increase in operating profit as well as recovery of bad debt provision resulting from the repayment of certain receivables from socially important customers by the Ministry of Finance.

Full version of CenterTelecom financial statements for the first nine months of 2006 in accordance with RAS is available on the Company's corporate website at http://www.centertelecom.ru/ru/investor/finratings/rbcu/interim/

For further details please contact:
Yana Lavrentyeva, Head of PR and IR Department
+7 495 793 2486
ir@centertelecom.ru

***

On 1 Jan., 2006 a number of legal acts regulating the activities of telecommunications operators in Russia came into effect. This required implementing considerable changes to the system of interaction between telecommunications operators as well as between the operators and their customers. As a result of changes in the industry's legislation, technical, economic and organizational models of interaction between operators as well as between operators and customers changed substantially.

From 1 Jan., 2006, only Rostelecom and other operators awarded relevant licenses may render long distance telecommunications services to subscribers. Using its local and zonal network CenterTelecom provides to Rostelecom and other long-distance operators services of initiation and termination of long-distance calls and also acts as an agent on behalf of long-distance operators, i.e. informs customers of tariff changes, submits invoices for rendered telecommunications services, collects payments and recovers debts for telecommunications services.

Additionally, CenterTelecom and Rostelecom have signed an agent agreement whereby CenterTelecom acts on behalf of Rostelecom in order to conclude contracts on provision of long-distance telecommunications services with corporate clients and with operators connected to the CenterTelecom network. On the basis of such contracts, such operators will also act as Rostelecom's agents for third parties.

***

OJSC «CenterTelecom» is the largest fixed-line telecommunications company operating in the Central Federal District, where more than 20% of the Russian population lives. The Company provides its customers with wide range of telecommunications services, including local and intrazonal telephone calls, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting. The Company also provides interconnection and traffic transmission services to other telecom operators. CenterTelecom actively develops broadband multiservice backbone network and customer access networks on the basis of cutting-edge telecommunication technologies.

----

* The Company defines EBITDA as income before taxation plus depreciation plus interest expense minus interest income

NOTICE OF A MATERIAL FACT
INFORMATION ABOUT SECURITIES ISSUE UNDERTAKEN BY THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Code of the material fact	*0500194A20102006*

2. Contents of the notice

2.4. Information about the state registration of the report on the results of securities issue:

2.4.1. Type, category, series and other identification features of securities to be placed: ***interest-bearing documentary non-convertible series 05 bearer bonds to be centrally kept with a custodian (hereafter - Bonds).***

2.4.2. Term of redemption: ***The Bonds are redeemed gradually in parts within the following terms:***

on 1274th day from the placement start date each Bond is redeemed partially at the rate of 10% of nominal value;

on 1456th day from the placement start date each Bond is redeemed partially at the rate of 20% of nominal value;

on 1638th day from the placement start date each Bond is redeemed partially at the rate of 30% of nominal value;

on 1820th day from the placement start date each Bond is redeemed partially at the rate of 40% of nominal value.

If date of the part of the Bond nominal value redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

The start and end dates of each part of the Bonds nominal value redemption concur

2.4.3. State registration number of securities issue and the date of state registration: ***4-20-00194-A dated June 15 2006.***

2.4.4. Registration body, which conducted state registration of securities issue: ***Federal Service for Financial Markets.***

2.4.5. Quantity of securities to be placed and nominal value of each piece of securities to be placed: ***3 000 000 (Three million) of the Bonds with face value 1000 (One thousand) rubles each.***

2.4.6. Share of actually placed securities of the total amount of the issue securities to be placed: ***100% of the total amount of the Bonds of the issue.***

2.4.7. Mode of the securities placement: ***public subscription.***

2.4.8. Date of actual securities placement start: ***September 5, 2006.***

2.4.9. Date of actual securities placement completion: ***September 5, 2006.***

2.4.10. Date of state registration of the report on the results of securities issue: ***October 17, 2006.***

2.4.11. Registration body, which conducted state registration of the report on the results of securities issue: ***Federal Service for Financial Markets.***

2.4.12. The fact of the Securities Prospectus registration simultaneously with the state registration of the issue of these securities: ***The Prospectus was registered on June 15, 2006 simultaneously with the state registration of***

these securities issue.

2.4.13. In case of the prospectus registration – the procedure for provision of access to the information contained in the prospectus:

Not later than 3 (Three) days after the date of the Issuer's receipt of the written notice about state registration of the Report on the results of securities issue, the Issuer shall publish the text of the registered Report on the results of securities issue in Internet at the following address: http://www.centertelecom.ru.

Text of the registered Report on the results of securities issue shall be available in Internet within at least 6 months from the date of its publishing in Internet.

The Issuer renders access to the information contained in the registered Report on the results of securities issue by provision of all interested persons with opportunity to become acquainted with the specimens of the registered Report on the results of securities issue and obtain copy of the mentioned document at the following addresses:

OJSC «CenterTelecom»

Location: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***

Tel.: ***+7 (495) 209-34-34***

Fax: ***+7 (495) 209-30-07***

OJSC JCB «Svyaz-Bank»

Location: ***7 Tverskaya Street, Moscow, 125375, Russian Federation***

Tel.: ***+7 (495) 771-32-60***

Fax: ***+7 (495) 975-24-66***

The Issuer should provide copies of the mentioned documents to the Bond holders and other interested persons on their request at a charge, which doesn't exceed the cost of copying of these documents, not later than 7 (Seven) days following the date, on which the request was made.

2.4.14. If the Report on the results of securities issue is signed by securities market financial consultant – reference to this fact, full short corporate name of the securities market financial consultant and its location:

The Report on the results of securities issue is signed by the securities market financial consultant:

Full corporate name: ***Closed Joint-Stock Company «Investment company AVK»***

Short corporate name: ***CJSC «IC AVK»***

Location of the financial consultant: ***1 Uritskogo pavilion, Pushkin, saint-Petersburg, 196605, Russia.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________________ S.V. Pridantsev

Seal

3.2. Date: October 20, 2006.

Сообщение о существенном факте
«Сведения о выпуске эмитентом ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Российская газета», «Приложение к Вестнику ФСФР России»***

1.9. Код (коды) существенного факта (фактов)	***0500194A20102006***

2. Содержание сообщения
2.4. Сведения о государственной регистрации отчета об итогах выпуска ценных бумаг: 2.4.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 05 с обязательным централизованным хранением (далее - Облигации).*** 2.4.2. Срок погашения: ***Облигации погашаются последовательно частями в следующие сроки:*** ***в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 10% от номинальной стоимости;*** ***в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости;*** ***в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости;*** ***в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 40% от номинальной стоимости.*** ***Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*** ***Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.*** 2.4.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации: ***4-20-00194-А от 15 июня 2006 года.*** 2.4.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.*** 2.4.5. Количество размещенных ценных бумаг и номинальная стоимость каждой ценной бумаги: ***3 000 000 (Три миллиона) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.*** 2.4.6. Доля фактически размещенных ценных бумаг от общего количества ценных бумаг выпуска, подлежавших размещению: ***100% от общего количества Облигаций выпуска.*** 2.4.7. Способ размещения ценных бумаг: ***открытая подписка.*** 2.4.8. Дата фактического начала размещения ценных бумаг: ***05 сентября 2006 года.*** 2.4.9. Дата фактического окончания размещения ценных бумаг: ***05 сентября 2006 года.***

2.4.10. Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***17 октября 2006 года.***
2.4.11. Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***
2.4.12. Факт регистрации проспекта ценных бумаг одновременно с государственной регистрацией выпуска этих ценных бумаг: ***Проспект ценных бумаг зарегистрирован 15 июня 2006 года одновременно с государственной регистрацией выпуска этих ценных бумаг.***
2.4.13. В случае регистрации проспекта ценных бумаг - порядок обеспечения доступа к информации, содержащейся в отчете об итогах выпуска ценных бумаг:
В срок не более 3 (Трех) дней с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации Отчета об итогах выпуска ценных бумаг Эмитент опубликует текст зарегистрированного Отчета об итогах выпуска ценных бумаг на странице в сети «Интернет» по адресу http://www.centertelecom.ru.
Текст зарегистрированного Отчета об итогах выпуска ценных бумаг должен быть доступен в сети «Интернет» в течение не менее 6 (Шести) месяцев с даты его опубликования в сети «Интернет».
Эмитент обеспечивает доступ к информации, содержащейся в зарегистрированном Отчете об итогах выпуска ценных бумаг путем предоставления всем заинтересованным лицам возможности ознакомиться с экземпляром зарегистрированного Отчета об итогах выпуска ценных бумаг и получить его копию по следующим адресам:
ОАО «ЦентрТелеком»
Место нахождения: ***Россия, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
Тел.: ***(495) 209-34-34***
Факс: ***(495) 209-30-07***
ОАО АКБ «Связь-Банк»
Место нахождения: ***Россия, 125375, Москва, ул. Тверская, д.7***
Тел.: ***(495) 771-32-60***
Факс: ***(495) 975-24-66***
Эмитент обязан предоставить копии указанных документов владельцам Облигаций и иным заинтересованным лицам по их требованию за плату, не превышающую расходы на копирование указанных документов в срок не более 7 (Семи) дней с даты предъявления требования.
2.4.14. В случае подписания отчета об итогах выпуска ценных бумаг финансовым консультантом на рынке ценных бумаг – указание на это обстоятельство, а также полное и сокращенное фирменные наименования финансового консультанта на рынке ценных бумаг, его место нахождения:
Отчет об итогах выпуска ценных бумаг подписан финансовым консультантом на рынке ценных бумаг:
полное фирменное наименование финансового консультанта: ***Закрытое акционерное общество "Инвестиционная компания АВК";***
сокращенное фирменное наименование: ***ЗАО "ИК АВК";***
место нахождения: ***Россия, 196605, Санкт-Петербург, г. Пушкин, павильон Урицкого, д. 1.***



3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»		С.В. Приданцев
3.2. Дата «20» октября 2006г.		



JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/255 date 07. 11. 2006 .pages incl. cover

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

Dear Sirs!

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. About net profit increase in Q3 2006;
2. The results of the Company's activities for 9 months of 2006 according to the Russian Accounting Standards;
3. About the upgrade of the Company's long-term credit rating by S&P;
4. About the change of the Company's credit rating by Fitch Ratings;
5. About registration of the Report on the results of series 05 bonds issue;
6. List of the Company's affiliated persons as of September 30, 2006;
7. About the attraction of $115 mln by the Company;
8. About the key task of the OJSC «CenterTelecom» new financial strategy;
9. Report on the Company's securities for Q2 2006.

Sincerely,

General Director S.V. Pridantsev

				а) access to communication network of licensee; б) communication via licensee's data transmission network with the use of subscriber (terminal) equipment for voice transmission; в) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network.				
9.	**Provision of sound program broadcasting over a wireline network**	№ 24339	- broadcasting of sound program over a wireline network	**The number of the main wire broadcasting stations by the end of 2003 - 3 572 487**	28.11.2002	28.11.2007	Ministry of Telecommunication of Russia	**Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.**
10.	Provision of sound program broadcasting over a wireline network	№ 25058	- broadcasting of sound program over a wireline network	The number of the main wire broadcasting stations by the end of 2003 - 991.	07.02.2003	07.02.2008	Ministry of Telecommunication of Russia	Vostochny, Severnoe and Nekrasovka communities, microrayon Kosino of Moscow
11.	Provision of mobile radio and telephone communication via public switched telephone	№ 36270	- mobile radio and telephone communication services via public switched telephone network (NTM-	Pursuant to this licence, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via the licensee's mobile radio and telephone communication network for reception (transmission) of	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	**Ivanovo region**

	network		450 network) according to the licence only on the territory of the Ivanovo region	voice and also non-voice information providing continuous communication regardless of the subscriber location, including on the move; 3) connections with subscribers and/or fixed-line communication networks users of the public switched network; 4) capabilities to use NMT-450 standard mobile radio and telephone communication network services outside the territory specified in the licence; 5) access to communication services rendered by other communication operators, communication networks of which interact with the licensee's communication network, excluding operators of fixed-line communication networks, mobile radio communication and mobile radio and telephone communication; 6) access to help desk service; 7) possibility of costless day and night emergency services call.				
12.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Ministry of Telecommuni cation of Russia	**Ivanovo region**
13.	Provision of mobile radio and telephone communication via public switched telephone	№ 36271	- mobile radio and telephone communication services via public switched telephone network (NTM-	Pursuant to this licence, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via the licensee's mobile radio and telephone communication network for reception (transmission) of	14.11.2005	14.11.2010	Federal Service on Telecommuni cations Supervision	Kostroma region

	network		450 network) according to the licence only on the territory of the Kostroma region	voice and also non-voice information providing continuous communication regardless of the subscriber location, including on the move; 3) connections with subscribers and/or fixed-line communication networks users of the public switched network; 4) capabilities to use NMT-450 standard mobile radio and telephone communication network services outside the territory specified in the licence; 5) access to communication services rendered by other communication operators, communication networks of which interact with the licensee's communication network, excluding operators of fixed-line communication networks, mobile radio communication and mobile radio and telephone communication; 6) access to help desk service; 7) possibility of costless day and night emergency services call.				
14.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30245	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Kostroma region
15.	Provision of mobile radio and telephone communication	№ 38499	The Company should provide mobile radio and telephone communication services (GSM-900|1800	Pursuant to this licence, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via the licensee's mobile radio and telephone communication network for reception (transmission) of	01.03.2006	01.03.2011	Federal Service on Telecommunications Supervision	Tambov region

			standard network) в according to the licence only on the territory of the Tambov region	voice and also non-voice information providing continuous communication regardless of the subscriber location, including on the move; 3) connections with subscribers and/or fixed-line communication networks users of the public switched network; - capabilities to use GSM-900|1800 standard mobile radio and telephone communication network services outside the territory specified in the licence; 5) access to communication services rendered by other communication operators, communication networks of which interact with the licensee's communication network, excluding operators of fixed-line communication networks, mobile radio communication and mobile radio and telephone communication; 6) access to help desk service; 7) possibility of costless day and night emergency services call.				
16.	Provision of cellular telephone service in 800 MHz band	№ 24070	- cellular public telephone service using GSM standard in 800 MHz band	**Installed network capacity and coverage as at 01.01.2006: at least 1 000, 100% coverage**	28.11.2002	01.10.2006	Ministry of Telecommuni cation of Russia	**Tula region**
17.	Provision of mobile radio and telephone communication via public switched telephone	№ 36269	- mobile radio and telephone communication services via public switched telephone network (NTM-	Pursuant to this licence, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via the licensee's mobile radio and telephone communication network for reception (transmission) of	14.11.2005	14.11.2010	Federal Service on Telecommuni cations Supervision	Yaroslavl region

	network		450 network) according to the licence only on the territory of the Yaroslavl region	voice and also non-voice information providing continuous communication regardless of the subscriber location, including on the move; 3) connections with subscribers and/or fixed-line communication networks users of the public switched network; 4) capabilities to use NMT-450 standard mobile radio and telephone communication network services outside the territory specified in the licence; 5) access to communication services rendered by other communication operators, communication networks of which interact with the licensee's communication network, excluding operators of fixed-line communication networks, mobile radio communication and mobile radio and telephone communication; 6) access to help desk service; 7) possibility of costless day and night emergency services call.				
18.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30246	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Yaroslavl region
19	**Mobile radio telephone service**	№ 24325	- mobile radio telephone service on public telecommunications network	Upper limit of number of subscribers is 300 using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod region
20	**Mobile radio telephone**	№ 24326	- mobile radio telephone service	**Upper limit of subscriber number is 500, using 330 MHz band**	14.11.2002	14.11.2007	Ministry of Telecommuni	Vladimir region

	service		on public telecommunications network				cation of Russia	
21	Mobile radio telephone service	№ 24327	- mobile radio telephone service on public telecommunications network	**Upper limit of subscriber number is 1,800, using 330 MHz band**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Voronezh region
22	Mobile radio telephone service	№ 24328	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 800, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Ivanovo region
23	Mobile radio telephone service	№ 24695	- mobile radio telephone service on public telecommunications network	**Installed capacity by 2007 end – at least 600 lines in 828-831 MHz and 873-876 MHz bands**	30.12.2002	30.12.2007	Ministry of Telecommunication of Russia	Ivanovo region
24	Mobile radio telephone service	№ 24329	- mobile radio telephone service on public telecommunications network	**Upper limit of subscriber number is 480, using 330 MHz band**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Kaluga region
25	Mobile radio telephone service	№ 24330	- mobile radio telephone service on public telecommunications network	**Upper limit of subscriber number 400, using 330 MHz band**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	**Kursk region**
26	Mobile radio telephone service	№ 24331	- mobile radio telephone service on public telecommunications network	**Upper limit of subscriber number 400, using 330 MHz band**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Lipetsk region
27	Mobile radio telephone service	№ 24332	- mobile radio telephone service	**Upper limit of subscriber number 4 000, using 330 MHz band**	14.11.2002	14.11.2007	Ministry of Telecommuni	**Moscow region**

			on public telecommunications network				cation of Russia	
28	Mobile radio telephone service	№ 24333	- mobile radio telephone service on public telecommunications network	**Upper limit of subscriber number 200, using 330 MHz band**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Orel region
29	Mobile radio telephone service	№ 24334	- mobile radio telephone service on public telecommunications network	**Upper limit of subscriber number 500, using 330 MHz band**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Ryazan region
30	Mobile radio telephone service	№ 24335	- mobile radio telephone service on public telecommunications network	**Upper limit of subscriber number 500, using 330 MHz band**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Smolensk region
31	Mobile radio telephone service	№ 24336	- mobile radio telephone service on public telecommunications network	**Upper limit of subscriber number 270, using 330 MHz band**	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	**Tver region**
32	Mobile radio telephone service	№ 24337	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 900, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Tula region
33	Mobile radio telephone service	№ 24338	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Yaroslavl region

34	On-air broadcasting of sound programs	№ 35111	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Vladimir region	17.10.2005	17.10.2008	**Federal Service on Telecommunications Supervision**	Vladimir region
35	On-air broadcasting of sound programs	№ 34303	On-air broadcasting of sound programs	**On-air broadcasting of sound programs in the Voronezh region**	01.08.2005	29.10.2008	**Federal Service on Telecommunications Supervision**	Voronezh region
36	On-air broadcasting of sound programs	№ 34302	On-air broadcasting of sound programs	**On-air broadcasting of sound programs in the Ivanovo region**	11.08.2005	08.10.2009	**Federal Service on Telecommunications Supervision**	Ivanovo region
37	Broadcasting of sound and TV programs on cable TV networks	№ 23533	- broadcasting of sound and TV programs on cable TV networks	**Up to 10 thousand subscribers**	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Ivanovo
38	Broadcasting of TV programs on cable TV networks	№ 27631	- broadcasting of TV programs on cable TV networks	**Up to 1.3 thousand subscribers**	18.08.2003	20.08.2006	Ministry of Telecommunication of Russia	Vorotynsk community of Babynsk area, Kaluga region
39	On-air broadcasting of TV programs	№ 28681	- on-air broadcasting of TV and sound programs	**On-air broadcasting of TV and sound programs in the Kaluga region**	31.10.2003	27.08.2008	Ministry of Telecommunication of Russia	Kaluga region
40	On-air broadcasting of sound programs	№ 40783 Licence is under technical registration process in the Federal	-	-	28.04.2006		Federal Service on Telecommunications Supervision	Kaluga region

		Service on Telecommunications Supervision						
41	On-air broadcasting of sound programs	№ 32187	On-air broadcasting of sound programs	**On-air broadcasting of sound programs in the Kostroma region**	10.05.2005	10.05.2008	**Federal Service on Telecommunications Supervision**	Kostroma region
42	Broadcasting of sound and TV programs on cable TV networks	№ 28953	- broadcasting of sound and TV programs on cable TV networks	**Up to 60 000 subscribers**	12.11.2003	12.11.2006	Ministry of Telecommunication of Russia	Kostroma
43	On-air broadcasting of sound programs	№ 32839	On-air broadcasting of sound programs	**On-air broadcasting of sound programs in the Kursk region**	22.06.2005	30.06.2008	**Federal Service on Telecommunications Supervision**	Shchigry, Kursk region
44	On-air broadcasting of sound programs	№ 23557	On-air broadcasting of sound programs	**On-air broadcasting of sound programs in the Kursk region**	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Gorshechnoye community, Kursk region
45	Provision of telecommunication services for cable broadcasting	№ 31082	- telecommunication services for cable broadcasting	**Services provision in Kursk region**	25.03.2005	18.03.2010	**Federal Service on Telecommunications Supervision**	Kursk
46	On-air broadcasting of sound programs	№ 23543	- on-air broadcasting of sound programs	**On-air broadcasting of sound programs in the Lipetsk region**	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Lipetsk region
47	On-air broadcasting of	№ 32046	- on-air broadcasting of	**On-air broadcasting of sound programs in the Lipetsk region**	31.05.2005	23.07.2009	**Federal Service on**	Lipetsk region

	sound programs		sound programs				**Telecommunications Supervision**	
48	**On-air broadcasting of sound programs**	№ 36678	- on-air broadcasting of sound programs	**On-air broadcasting of sound programs in the Lipetsk region**	21.11.2005	21.11.2010	**Federal Service on Telecommunications Supervision**	Dolgorukovo, Lipetsk region
49	On-air broadcasting of TV programs	№ 23924	On-air broadcasting of TV programs using MMDS system in 2500 – 2700 MHz band	**On-air broadcasting of TV programs in Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region**	04.10.2002	04.10.2007	Ministry of Telecommunication of Russia	Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region
50	On-air broadcasting of TV programs	№ 20413	- On-air broadcasting of TV programs	Broadcasting of TV programs in Moscow region	10.12.2001	10.12.2006	Ministry of Telecommunication of Russia	Moscow region
51	On-air broadcasting of sound programs	№ 31551	- on-air broadcasting of sound programs	**On-air broadcasting of sound programs in Moscow region**	26.04.2005	22.04.2008	**Federal Service on Telecommunications Supervision**	Moscow region
52	Broadcasting of TV and sound programs over cable TV network	№28932	broadcasting of sound and TV programs on cable TV networks	68 000 subscribers	12.11.2003	12.11.2006	Ministry of Telecommunication of Russia	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
53	On-air broadcasting of	№ 40296 Licence is under technical	-	-	28.04.2006		**Federal Service on Telecommunications**	Tambov region

	sound programs	registration process in the Federal Service on Telecommunications Supervision					**Supervision**	
54	Provision of telecommunication services for cable broadcasting	№ 31083	telecommunication services for cable broadcasting	**Services provision in Yaroslavl region**	15.03.2005	18.03.2010	**Federal Service on Telecommunications Supervision**	Yaroslavl
55	On-air broadcasting of sound programs	№ 26670	- on-air broadcasting of sound programs	**On-air broadcasting of sound programs in Yaroslavl region**	05.06.2003	16.07.2007	Ministry of Telecommunication of Russia	Yaroslavl and neighbouring settlements, Yaroslavl region

Terms and conditions for a possibility of license renewals:
1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base according to the license:

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base: met according to the license validity conditions.

Extent of meeting by the issuer of these obligations: fulfilled according to the license requirements.

Factors that might adversely affect fulfillment by the issuer of its license obligations: circumstances beyond the reasonable control.

Probability of occurrence of such negative factors: not found.

B) Communications Networks

Description of physical communications networks the issuer uses for rendering communications services.

Local Communications

OJSC «CenterTelecom» is a significant operator on the telecommunications market of the central part of Russia in the sphere of services of local telephone communications access.

OJSC «CenterTelecom» is one of the major interregional carriers. The Company has a developed telecommunications infrastructure in the most densely populated region of Russia covering about 20% of the total population of the country.

The Company carries out its activity in 17 Russian constituent entities.

OJSC «CenterTelecom» renders a wide range of services which include traditional telephone communications services, Internet, data transfer, over-the-air and cable television, networks of wire and VHF broadcasting, lease of cannels and other network resources. The Company renders services on connection to the common telephone communications network to other carriers.

According to the current data of 01.07.2006, the mounted capacity of OJSC «CenterTelecom»'s telephone network comprises 6,946,767 numbers.

Today local telephone networks are a complex engineering system, which consists of 8,516 automatic exchanges of different types. OJSC «CenterTelecom»'s communications network constantly develops. The company introduces modern multifunctional switching centers built on fiber-optic communications lines using SDH-enabled hardware and organizes radio-relay digital lines. According to the data of 01.07.2006, the capacity of digital automatic exchanges comprises 51.1% of the total mounting capacity. The network development on account of installing electronic national and foreign automatic exchanges allows not only to increase the network capacity, but also to extend the range of rendered modern communications services, such as dial-up access, ISDN, value-added services, etc.

Out of the total amount of mounted capacity of OJSC «CenterTelecom»'s telephone network, city telephone numbers comprise 85.1% and rural automatic exchanges – 14.9%.

Line and cable facilities of OJSC «CenterTelecom»'s local communications network are created and used for rendering services under the current licenses. The total length of cable networks presently comprises 738,162 km and is constantly increased, the length of optical-fiber cable networks comprises 6,805 km.

Intercity Communications

OJSC «CenterTelecom» renders intercity and international communications services on the basis of contracts concluded with Russian intercity and international carriers OJSC «Rostelecom» and OJSC «MTT».

Traffic switching between OJSC «CenterTelecom»'s telephone network and long-distance carriers is performed on the basis of intraareal transit nodes ITN (AITC). Presently OJSC «CenterTelecom» uses 21 ITN (AITC).

Both optical-fiber and radio-relay communications lines are used for providing interexchange and intraareal communications.

According to the data of 01.07.2006, the length of intraareal transmission lines comprises 33 200,78 km, optical-fiber transmission lines comprise 14,999,1 km, which forms the base for providing high-quality digital channels and interconnecting lines. The Company applies only certified optical-fiber cables meeting the highest requirements. Over the 2nd quarter of 2006 the Company commissioned 123,3 km of intraareal optic-fiber transmission lines.

All subscribers have access to the automatic intercity and local telephone communications. OJSC «CenterTelecom» under the agent agreement with OJSC «Rostelecom» makes out invoices to subscribers for intercity and international traffic on behalf of OJSC «Rostelecom» and independently collects payments for intraareal traffic and subscriber fee for the use of the telephone.

Information on the radio frequency resource dedicated by OJSC «CenterTelecom» according to the Russian Federation legislation for rendering communications services with the use of electronic means on the territory of the Russian Federation Central Federal District.

In order to render services with the use of electronic means, OJSC «CenterTelecom» has a radio frequency resource drawn up according to the Russian Federation legislation:

1. For rendering over-the-air TV and radio broadcasting services (over-the-air broadcasting of TV and radio broadcasting programs) on the territory of Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, Tver and Yaroslavl regions – 156 radio frequencies drawn up in 67 permits to use radio frequencies (hereinafter referred to as permits).

2. For rendering cellular radiotelephone communications services on the territory of Ivanovo, Kostroma and Yaroslavl regions:

- in NMT-450 standard – 440 radio frequencies licensed in 8 permits;
- in IMT-MC-450 standard – 6 broadband radio frequency channels licensed in one permit.

3. For rendering cellular radiotelephone communications services on the territory of Tambov region:

- in GSM- 900 standard – 836 radio frequencies licensed in 9 permits;
- in GSM – 1800 standard – 196 radio frequencies licensed in two permits.

4. For rendering cellular radiotelephone communications services in AMPS/DAMPS standard on the territory of Tula – 24 radio frequencies licensed in one permit.

5. For rendering mobile radiotelephone communications services in MPT 1327 (Altai) standard on the territory of Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orlov, Ryazan, Smolensk, Tver, Tula and Yaroslavl regions – 1530 radio frequencies licensed in 39 permits.

6. For rendering local telephone connection and data transfer services with wireless access equipment on the territory of Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orlov, Ryazan, Smolensk and Tula regions – 496 radio frequencies (broadband radio channels) licensed in 108 permits.

Besides, for organizing transmission systems on local and intraareal communications lines with radio-relay means – 542 radio frequencies licensed in 120 permits.

3.3. Plans of the Issuer's Further Activity

Description of the issuer's plans in relation to its future activity (including description of plans concerning organization of new production, extension or decline of production, development of new types of products, modernization and reconstruction of main assets, possible change of the main activity):

In 2006 the Company will continue scheduled measures on development and modernization of local and intraareal communications networks on the basis of modern technologies. Over 2006 it is planned to commission facilities which mounting capacity shall comprise over 130 thousand numbers. In 2006 the Company also plans to lay over 800 km of intraareal fiber-optical communications lines in Moscow, Bryansk, Tula, Smolensk, Ryazan, Verkhnevolzhsk and Kursk branches.

Strategic trend of common communications network development is still their gradual transformation into multiservice networks with rendering various services and extension of communications capacity with the help of xDSL equipment.

In 2006 in view of the growing actual demand on high-speed connections to the built multiservice network by ADSL technology (Internet, VPN, Dial-up, Ethernet) and growing competition in the dynamically developing sector of the new services market, the Company plans to increase the number of access ports.

One of the priority trends of OJSC «CenterTelecom»'s activity is still construction of Call centers. Implementation of Call centers will continue in Moscow, Kaluga and Verkhnevolzhsk branches on the account of increasing the volume of "content-dependent" services and served traffic.

In 2006 the Company provides for project works for 2007 sites on organization of access to 112 node according to Decree of the Russian Federation Government No.894 of 31.12.2004 on organization of access to 112 single emergency operative service.

Under the Billing Updating Program in 2006 the Company plans to launch the "Purchase of main equipment in Data centers" project, this project has the status of extremely important as it implies development of server software of centralized ACS on the hardware platform.

Within the framework of creating infrastructure for developing Oracle E-Business Suite the Company plans to design and develop transit nodes and the information security system.

Sources of future profit: the Issuer's main activity.

3.4. Issuer's participation in production, banking, financial groups, holdings, groups of companies and associations

Production, banking, financial groups, holdings, groups of companies and associations, in which the Issuer participate:

1.Organization: ***Association of communication quality control and informatization «International Telecommunications Quality Congress»***
Enlistment year: ***2003***
Functions: ***Member of the organization. Promotion and enhancement of state and corporate management quality, attractiveness as investment and competitive advantages of the companies on the information and telecommunications market.***

2. Organization: ***Association of Telecommunication Open Joint-stock Companies of the Russian Central ChernozemnyRegion***
Enlistment year: ***1997***
Functions: ***Member of the organization. Settling of tasks for accelerated development of communication companies and amelioration of operators' living standard.***
Promotion in development, cooperation and specialization of communication services.
Implementation provision of the state policy in the sphere of telecommunication systems in the CBBR by implementing federal, branch-specific and regional programs and projects.

3. Organization: ***Non-governmental pension fund Telecom-Soyuz***
Enlistment year: ***2002***
Functions: Implementation of social aims in the form of non-state pension payments to the Fund participants, payment of an accumulating part of the labor pension to the insured persons and professional pension payment to the insured persons.

4. Organization: ***International association of DSM MoU cellular communication operators***
Enlistment year: ***1998***
Functions: ***Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems.***
International roaming provision.
Maintenance and promotion of standard services (voice, data, multimedia)

Certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems.

5. Organization: ***Association of GSM cellular mobile communication network operators***
Enlistment year: ***1995***
Functions: ***Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia).***

6. Organization: ***Association of operators rendering pay telephone services, equipment manufacturers, research, design and engineering organizations in the sphere of telecommunications (ATO)***
Enlistment year: ***2001***
Functions: ***Member of the organization. Design, manufacture and integration of public telephone equipment, payment control systems, security and safety facilities. Provision of public telephone-based services to individuals.***

7. Organization: ***Public Association of Document Telecommunication***
Enlistment year: ***2003***
Functions: ***Member of the organization. Development of Internet technologies. Arrangement of workshops in information security. Cooperation in implementation of state programs in the sphere of information communications. Analysis of standardization processes in information communications.***

8. Organization: ***Union of «Svyaz» subindustry employers***
Enlistment year: ***2004***
Functions: ***Member of the organization. Enhancement of social partnership relations with representatives of employers.***

3.5. Daughter and Affiliated business/companies of the Issuer

Full tradename: **Russian Telecommunication Network Open Joint-Stock Company**
Short tradename: RTS OAO
Located at 2/15 Maroseika Str., Moscow 101000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:
- the provision of telecommunication services, system integration in the area of building corporate networks, including telecommunication equipment supplies.

A description of such a company's significance for the Issuer's operations:
- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Yuliya V. Markina (1975)
- Alexander A. Lutsky (1972), Chairman of the Board of Directors
- Alexander P. Gribov (1972)
- Vladimir V. Kozin (1970)

– Sergei V. Nazarov (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vladimir A. Petrov (1953)

Full tradename: **Closed Joint-Stock Company "ATS"**

Short tradename: ATS ZAO

Located at 22-A Novotorzhskaya Str., Tver, 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The share of the subsidiary's ordinary stock owned by the Issuer: 100%

The size of the subsidiary's share in the Issuer's authorized capital – 0.011396%

The share of the Issuer's ordinary stock owned by the subsidiary – 0.015194%

A description of the company's main type of operations:

- provision of local and intraareal telephone communication services,
- provision of data transmission and telematic services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Yuliya V. Markina (1975)
- Alexander A. Lutsky (1972), Chairman of the Board of Directors
- Alexander I. Kirillov (1956)
- Sergei V. Nazarov (1971)
- Mikhail V. Kolyada (1960)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Sergei E. Savenkov (1969)

Full tradename: **Teleport Ivanovo (TPI) Limited Liability Company**

Short tradename: Teleport Ivanovo ZAO

Located at 90 Tashkentskaya Str., Ivanovo 153032, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- data transmission services;
- cellular and paging communication services;
- trade in communication devices.

description of such a company's significance for the Issuer:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander A. Kopytin (1971)

Full tradename: **MobilCom Limited Liability Company**

Short tradename: MobilCom OOO

Located at 17 Mira Street, Vladimir 600017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of trunking communication services to the businesses of the Vladimir Region.

A description of such a company's significance for the Issuer:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Leonid N. Kopachenko (1943)

Full tradename: **Telecom-Stroy Limited Liability Company**

Short tradename: Telecom-Stroy OOO

Located at 6, 2nd Minsky Pereulok, Ivanovo 153017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- construction and repair works.

Description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The subsidiary's Board of Directors has not been elected yet.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Oleg I. Shepelev (1950)

Full tradename: **Telecom-Terminal Limited Liability Company**

Short tradename: Telecom-Terminal OOO

Located at 13 Lenin Prospekt, Ivanovo 153000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- trade in terminal devices;
- the repair of terminal devices;
- aftersale services to the subscribers of the GSM 1800 cellular communication network in the framework of the contract with OJSC MTS, the Ivanovo Branch;
- provision of consultation services with regard to the hardware of information systems for communications.

Description of such a company's significance for the Issuer's operations:

the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The subsidiary's Board of Directors has not been elected yet.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Andrei B. Papulin (1960)

Full tradename: **Vladimir Teleservice Closed Joint-Stock Company**

Short tradename: Vladimir Teleservice ZAO

Located at 20 Gorokhovaya Str., Vladimir 600017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's ordinary stock owned by the Issuer: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- providing the services of telematic centres and data transmission services on the territory of the Vladimir Region.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Yuliya V. Markina (1975) – Chairman of the Board of Directors
Anatoly Ye. Brekhov (1952)
Tatyana N. Barsukova (1973)
Vera V. Kuzovkina (1970)
Olesya Yu. Kalinikhina (1978)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:
Andrei G. Andreyev (1970)

Full tradename: **TverTelecom Limited Liability Company**

Short tradename: TverTelecom OOO

Located at 24 Novotorzhskaya Str., Tver 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 85 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- the construction and overhaul of communication facilities;
- the lease-out of communication channels;
- the provision of local and intra-area phone communication services;
- the provision of the services of telematic centres;
- the provision of local, intercity and international communication services over a dedicated network;
- the provision of data transmission services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Anna P. Belyaeva (1972)
- Sergei A. Grushin (1967)
- Vyacheslav Ya. Sergienko (1952) – Chairman of the Board of Directors
- Artem A. Tynyansky (1976)
- Oleg S. Shedenkov (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vitaly S. Kostenko (1944)

Full tradename: **CenterTelecomService Closed Joint-Stock Company**

Short tradename: CenterTelecomService ZAO

Located at room 101, 23 Proletarskaya Str., Khimki, Moscow Region 141400, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 74.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 74.9%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- the provision of local, intercity, international phone communication services, data transmission services;
- the lease-out of communication channels.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Sergei V. Nazarov (1971) - Chairman of the Board of Directors
- Alexander A. Lutsky (1972)
- Alexander I. Kirillov (1972)
- Andrei D. Kartashov (1974)
- Pavel V. Polishchuk (1977)
- Vadim M. Kondratov (1969)
- Ruslan V. Kryazhev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:
Vadim M. Kondratov (1969)

Full tradename: **Svyaz-Service-Irga Production and Commissioning Enterprise, Limited Liability Company**
Short tradename: Svyaz-Service-Irga PVP OOO
Located at 21 Yesenina Str., Ryazan 390046, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 70 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:
- the repair and maintenance of communication equipment, the designing of communication lines.

Description of such a company's significance for the Issuer's operations:
- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
No Board of Directors of this subsidiary is provided for by the charter of the association.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander V. Boitsev (1955)

Full tradename: **Vladimirsky Taxophone Limited Liability Company**
Short tradename: Vladimirsky Taxophone Ltd.
Located at 32-a Prospekt Stroiteley, Vladimir 620014, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.
The size of the Issuer's share in the subsidiary's authorized capital: 51 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of activity:

- the establishment and arrangement, in the city of Vladimir and the Vladimir Region, of a network of universal card phones so as to provide the population with local, intercity and international communication services; the services of service phone cards (SPC).

The company's significance for the Issuer's activity:
- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Anatoly N. Korovin (1946), Chairman of the Board of Directors
- Vladimir I. Yurkin (1951)
- Ida A. Saakyan (1944)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vladimir I. Yurkin (1951)

Full tradename: **Telecom Closed Joint-Stock Company of the Ryazan Region**

Short tradename: JSC Telecom

Located at 36 Svobody Str., Ryazan 390006, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 50.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50.9%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:
- the provision of local, intercity and international communication services;
- the services of equipment lease-out.

Description of such a company's significance for the Issuer's operations:
- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Yury A. Chemerikin (1954) – Chairman of the Board of Directors
- Vladimir N. Shevnev (1941)
- Vladimir I. Veretennikov (1952)
- Vladislav N. Shatilov (1959)
- Lidiya I. Kalinina (1955)
- Vera V. Kuzovkina (1970)
- Natalya A. Sudareva (1958)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Valery A. Ushakov (1948)

Full tradename: **TeleRoss-Voronezh Closed Joint-Stock Company**

Short tradename: JSC TeleRoss-Voronezh

Located at 25 Krasnoarmeiskaya Str., Voronezh 394000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 50 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of activity:

- the lease-out of communication equipment.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its activities contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Alexander G. Kudryavtsev (1954)
- Alexander V. Khaustovich (1949) , Chairman of the Board of Directors
- Natalia A. Sudareva (1958)
- Andrei Ye. Patoka (1969)
- Vasily M. Petrov (1956)
- Vera V. Kuzovkina (1970)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Vasily M. Petrov (1956)

Full tradename: **OJSC Rinfotels Telecommunication Company**

Short tradename: Rinfotels TC JSC

Located at 43 Yesenin Str., Ryazan 390023, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 26%

The share of the subsidiary's ordinary stock owned by the Issuer: 26%

The size of the subsidiary's share in the Issuer's authorized capital – 0.001089%

The share of the Issuer's ordinary stock owned by the subsidiary – 0.001452%

Description of the company's main type of activity:

- the provision of data transmission services;
- the services of telematic centres;
- Internet access provision.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Yury A. Chemerikin (1957), Chairman of the Board of Directors
- Sergei V. Bobylev (1961)
- Igor M. Maizels (1954)
- Valery P. Melkov (1945)
- Vladimir N. Shevnev (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Sergei V. Bobylev (1961)

The list of General Directors, members of Boards of Directors (Supervisory Boards), members of the Management Boards of the companies specified in this clause, being the stockholders of OJSC CenterTelecom as of June 30, 2006.

Full name of Director General, member of the Board of Directors (Supervisory Board) or member of the Management Board	Share of the ordinary stock of OJSC CenterTelecom owned by this person, %	This person's share in the authorized capital of OJSC CenterTelecom, %
Anatoly Ye. Brekhov	0.029886	0.038026
Anatoly N. Korovin	0.000405	0.000270
Vitaly S. Kostenko	0.000024	0
Valery P. Melkov	0.013308	0.017744
Andrei V. Saprykin	0.010306	0.012387
Natalia A. Sudareva	0.000442	0.000350
Alexander G. Udilov	0.000190	0.000051
Alexander V. Khaustovich	0.102933	0.133398
Yuri A. Chemerikin	0.004154	0.005539
Vladimir N. Shevnev	0.023227	0.028180
Vladimir I. Yurkin	0.000020	0.000027
Evgeny Iv. Savenkov	0.058008	0.074293
Valery A. Ushakov	0.000358	0.000095

The remaining General Directors, members of the Boards of Directors (Supervisory Boards) and members of the Management Boards of the companies specified in this clause are not stockholders of OJSC CenterTelecom.

3.6. Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets

3.6.1. Fixed assets

№	Name of the fixed assets group	Original (replacement) cost, RUR	Amount of accumulated depreciation, RUR
Reporting date: 30.06.2006			
1.	**Land lots and natural management facilities**	30 906 599	0
2.	**Buildings**	4 731 204 000	1 062 069 376
3.	Facilities	15 822 299 047	6 467 690 284
4.	Machinery and equipment	28 217 414 677	12 149 608 104
5.	Vehicles	599 948 590	440 946 461
6.	Other	2 434 477 347	1 462 632 383
	TOTAL:	**51 836 250 260**	**21 582 946 608**

The method for revaluation of the fixed assets:

Prior to Company's aggregation on November 30, 2002, Issuer's fixed assets had not been revaluated. Fixed assets of associated companies had been balanced at their residual balance value as of November 30, 2002. However, it will be observed that some of the associated companies undertook revaluations within the period from 2000 to 2002. Due to the fact that revaluations were performed by independent companies at that moment and in different time (Voronezh, Orel, Tambov – 2000, Tula, Kaluga and Kostroma – 2001, Tver – 2000-2002) with different revaluation techniques (different valuators), the Issuer considers inappropriate to provide the data on the revaluation history for each of the associated companies within the period preceding their association.
As of January 1, 2006 the Company didn't revaluate the fixed assets.

The Company put fixed assets in the amount of 11 963 347 thousand rubles (as of 30.06.06) in pledge under credit agreements. The encumbrance starts upon receipt of fixed assets and ends upon debt repayment of loan funds.
Nature of the encumbrance – property pledge under credit agreements

Number, date of the fixed assets pledge agreement	Sum of the pledge, rubles	Purpose of pledge	The date of the pledge initiation	Validity of the agreement
Credit agreement, №KB 97804129 from 26.04.04 to 20.03.07, Vneshtorgbank SB of the RF, Voronezh	61 340 363	Receiving of credit	26.04.2004	20.03.2007
Agreement №04-01 dated 09.02.2004 CJSC "CB "GUTA-BANK" "Smolensky" branch	26 912 827	Receiving of credit	09.02.2004	08.02.2007
Pledge agreement without number dated 16.11.99 FSUE Mashpriborintorg	87 667 913	Receiving of credit	16.11.1999	30.11.2007
Pledge agreement № 6500/215 dated 29.12.03 OJSC Vneshtorgbank	47 860 307	Receiving of credit	29.12.2003	30.11.2006
Agreement № 346-1/2 dated 18.12.2003 Srednerussky bank SB of the RF	488 153 867	Receiving of credit	18.12.2003	04.12.2008
Agreement № 346-2/2 dated 24.12.2003 Srednerussky bank SB of the RF	573 654 569	Receiving of credit	24.12.2003	04.12.2008
Agreement № 346-3/2 dated 26.12.2003 Srednerussky bank SB of the RF	476 359 905	Receiving of credit	26.12.2003	04.12.2008
Agreement № 346-4/2 dated 29.01.2004 Srednerussky bank SB of the RF	150 511 254	Receiving of credit	29.01.2004	04.12.2008
Agreement №346-5/2 dated 16.02.2004 Srednerussky bank SB of the RF	630 596 429	Receiving of credit	16.02.2004	04.12.2008

Agreement № 358/2 dated 10.06.04 Srednerussky bank SB of the RF	69 839 938	Receiving of credit	10.06.2004	01.06.2009
Agreement № 359/2 dated 10.06.04 Srednerussky bank SB of the RF	74 598 402	Receiving of credit	10.06.2004	01.06.2009
Agreement № 368/2 dated 01.10.04 Srednerussky bank SB of the RF	610 190 984	Receiving of credit	01.10.2004	23.09.2009
Agreement № 369/2 dated 01.10.04 Srednerussky bank SB of the RF	50 482 685	Receiving of credit	01.10.2004	23.09.2009
Agreement № 1/6171 dated 20.12.04 JSCB "Promsvyazbank"	735 284 309	Receiving of credit	20.12.2004	21.12.2009
Agreement № 1020-ДЗ dated 19.11.2004г. OJSC "Vneshtorgbank"	14 976 337	Receiving of credit	19.11.2004	01.11.2007
Agreement № 1194-ДЗ dated 28.12.2004г. OJSC "Vneshtorgbank"	53 719 479	Receiving of credit	28.12.2004	27.12.2007
Agreement №1/6413 dated 09.02.2005 JSCB "Promsvyazbank"	1 039 853 860	Receiving of credit	09.02.2005	12.02.2010
Agreement № 563-1з dated 05.03.2005, № 563-2з dated 20.04.2005 Saving Bank of the RF	1 062 269 001	Receiving of credit	05.03.2005	01.09.2006
Agreement №380/2 dated 23.06.05 Saving Bank of the RF	129 298 290	Receiving of credit	23.06.2005	23.06.2010
Agreement № 585-1з dated 15.06.05 Saving Bank of the RF	538 082 950	Receiving of credit	15.06.2005	11.12.2006
Agreement 565-ДО dated 23.07.01 CB "GUTA-BANK"	42 028 444	Receiving of credit	23.07.2001	25.01.2007
Agreement № 1014 dated 30.06.2004 OJSC "Vneshtorgbank"	50 539 490	Receiving of credit	30.06.2004	2007
Agreement № 1265-ДЗ dated 20.01.2005 OJSC "Vneshtorgbank"	73 225 706	Receiving of credit	20.01.2005	20.01.2008
Agreement № 1266-ДЗ dated 20.01.2005 OJSC "Vneshtorgbank"	60 073 104	Receiving of credit	20.01.2005	20.01.2008

Agreement 01-KP-539/05 dated 01.08.05 OJSC "Russian Bank for Development"	143 521 072	Receiving of credit	01.08.2005	31.07.2007
Agreement №29-261/15/2031-05-ЗДИ/2030 dated 28.03.2006 JSCB «Bank of Moscow»	750 308 637	Receiving of credit	28.03.2006	16.05.2008
Additional agreement №1 dated 16.06.06 to the Agreement №29-261/15/2031-05-ЗДИ/2030/6659/06-ДО dated 28.03.2006. JSCB «Bank of Moscow»	1 053 057 101	Receiving of credit	16.06.2006	16.05.2008
Pledge agreement № 1/1 dated 30.06.2006	2 868 940 045	Receiving of bank guarantee	30.06.2006	09.05.2007
Total	**11 963 347 268**			

IV. Financial and business performance of the Issuer

4.1. Results of the financial and business operations of the Issuer

4.1.1. Profit and losses

Indicators characterizing the issuer's profitability and losses over the last 5 completed financial years and the accounting quarter:

Name of indicator	Indicator value in the 2nd quarter of 2006
Revenue, thousand rubles	6 755 586
Gross profit, thousand rubles	1 880 382
Net profit (undistributed profit (uncovered loss)), thousand rubles	544 906
Profitability of the own capital, %	3,2
Profitability of assets, %	1,2
Net profit factor, %	8,1
Product (sales) profitability factor, %	27,8
Capital turnover, times	0,29
The amount of uncovered loss for the accounting date, thousand rubles	-

Correlation of uncovered loss for the accounting date to the currency balance	-

The procedure recommended by the Russian Federal Service for Financial Markets was used for calculation of the above indicators.

Comparing the 2nd quarter of 2006 with the 2nd quarter of 2005, we can observe growth of revenue, gross and net profit. The revenue increased by 2%, i.e. by 133,7 mln rubles and comprised 6,755,586 thousand rubles. The gross profit increased by 486,3 mln rubles (by 34.9%). The net profit increment comprised 432,3 mln rubles.

In the 2nd quarter of 2006 there was a continuing growth of own capital profitability (3.2% (0.71% in the 2nd quarter of 2005)) – in view of the increased net profit level; profitability of assets (1.2% (0.25% in the 2nd quarter of 2005)), i.e. over the last period usage of assets belonging to the Company's owners, as well as usage of loan funds became more efficient. Net profit factor significantly increased and reached 8.1%, in the 2nd quarter of 2005 the factor was at the level of 1.7%. Growth of sales profitability factor (27.8% (21.05% in the 2nd quarter of 2005)) is a consequence of the increased rate of the rendered communications services, as well as decreased production losses.

Capital turnover factor comprised 0.29 times.

Over the analyzed period the Issuer had no uncovered loss, consequently correlation of uncovered loss to the currency balance is not calculated.

In general, we can make a conclusion on the trend of the Issuer's growing main profitability factors and on the increasing company management efficiency.

Opinions of the issuer's regulatory bodies in relation to the above causes and the degree of their impact on the financial and economic activity indicators coincide.

4.1.2. Causes of changes in the Issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations

Factors which, according to the issuer's regulatory bodies, influenced changes of revenue from the issuer's sales of commodities, products, works and services and the issuer's profit (losses) from the main activity over the 2nd quarter of 2006:

Factor	**Evaluation of influence of the following factors**
	the 2nd quarter of 2006
Inflation influence	low
Change of foreign currency rates	low
Decisions of public bodies	high
Increased number of rendered services	average
Increased net cost	average

Opinions of the issuer's regulatory bodies in relation to the above factors and the degree of their impact on the financial and economic activity indicators coincide.

4.2. Liquidity of the Issuer, sufficiency of the capital and current assets

Indicators characterizing the Issuer's liquidity:

Name of indicator	The first 6 months of 2005	The first 6 months of 2006
Own current assets, thousand rubles	-21,513,585	-20,991,650
Permanent asset indicator	2.36	2.24
Current liquidity factor	0.64	0.31
Fast liquidity factor	0.40	0.21
Own assets autonomy factor	0.36	0.38

The procedure recommended by Order of the Russian Federal Service for Financial Markets No. 05-5/pz-n of 16.03.05 was used for calculation of the above indicators.

Liquidity indicators characterize the issuer's ability to fulfill its short-term obligations. The essence of these indicators is in comparison on the Issuer's current obligations and its own assets which shall provide for liquidation of obligations.

In the first 6 months of 2006 permanent asset indicator decreased in comparison with the respective period of the last year in connection with advanced growth rate of the own capital and stocks on account of the increased net profit above the growth rates of fixed assets.

Reduction of current and fast liquidity factors in the first 6 months of 2006 versus the first 6 months of 2005 is connected with growth of short-term obligations value.

The short-term debt reflects obligations on the 4th bonded debt due on 21.08.09. The loan debt is qualified as short-term in view of the offer due on 16.11.06. It is unlikely that the major part of bonds will be produced for repayment, which gives a possibility to qualify this debt as long-term.

The issuer does not consider the spread between the current assets and the current obligations to be a risk because it has open credit limits in commercial banks.

Opinions of the issuer's regulatory bodies in relation to the above factors and the degree of their impact on the financial and economic activity indicators coincide.

4.3. Value and structure of the Issuer's capital and current assets

4.3.1. Value and structure of the Issuer's capital and current assets

The size of the issuer's registered capital as of the end of the accounting period comprising 6 311 998 965 rubles corresponds to the constituent documents.

Dynamics of capital structure change, thousand rubles

	The first 6 months of 2005	The first 6 months of 2006
Size of the registered capital	6,311,999	6,311,999
Total cost of the issuer's shares bought by the issuer for their further resale (transfer)	-	-
Size of the reserve capital formed on account of profit withholdings	31,560	64,985
Size of additional capital	646,822	646,822

Size of undistributed net profit*	8,369,412	9,499,825
Target financing funds.	-	-
Total amount of the issuer's capital	**15,359,793**	**16,523,631**

The above structure of the issuer's own capital is specified according to accounting control.

In the first 6 months of 2006 the own capital share in the liabilities structure increased (37.3%) in comparison with the respective period of the last year (34.4%).

Structure and size of the issuer's current assets according to the Issuer's accounting control:

Name of indicator	Unit of measurement	The first 6 months of 2005	The first 6 months of 2006
Stocks	thousand rubles	1 151 619	953 241
	in %%	15,78%	15,05%
VAT on acquired values	thousand rubles	1 575 707	1 086 866
	in %%	21,60%	17,16%
Accounts receivable	thousand rubles	2 997 426	3 471 288
	in %%	41,08%	54,80%
Short-term financial investments	thousand rubles	1 291	0
	in %%	0,02	0
Monetary funds	thousand rubles	1 567 853	817 567
	in %%	21,49%	12,91%
Other current assets	thousand rubles	2 277	5 518
	in %%	0,03%	0,08%
Total	**thousand rubles**	**100%**	**100%**
Total amount of current assets	**in %%**	**7 296 173**	**6 334 480**

In the first 6 months of 2006 the value of current assets decreased by 13% in comparison with the respective period of the last year, generally, on account of reduced stocks, value-added tax and monetary funds.

The share of current assets in the structure of the issuer's assets comprised 14.3% versus 16.3% in the first 6 months of the last year.

The sources of current assets financing are generally profits from the main activity, as well as short-term bank credits.

Factors which can bring changes in the current assets financing policy:

- change of accounts receivable level, reserve level, speed of the current assets turnover;
- changes connected with bank interest rate values;
- change of the level of market prices at production stocks and other types of inventory items;
- change of the level of prices at services rendered by the issuer.

Evaluation of possibility of such factors:

- the Issuer's policy of assets management in the part of accounts receivable and stocks is aimed at reduction of their level and turnover terms. Negative impact of this factor on the current assets financing practice is unlikely;
- cost of bank credits and refinance rate set by the Russian Federation Central Bank trend to reduction. Negative impact of this factor on the current assets financing practice is unlikely;
- prices at inventory items used by the Issuer in the course of its economic activity are not exposed to sharp market fluctuations. Negative impact of this factor on the current assets financing practice is unlikely;

- the Issuer's market strategy is aimed at expansion of its activity in the sectors with uncontrolled prices and rates. Negative impact of this factor on the current assets financing practice is unlikely.

4.3.2. Financial investments of the Issuer

The amount of the overall issuer's financial investments as of 30.06.2006 comprised ***1,639,211,920 rubles.***

The list of the issuer's financial investments comprising 10 and over percent of its total financial investments as of the end date of the accounting period:

Investments in securities are shown in the Table:

Type of security	Full and short company names	Location	No. of the state registration of security issues	Security issue registration date and registering authority	Number of securities owned by the issuer, pieces	Face value of investments owned by the issuer, rubles	Total balance value of securities owned by the issuer, rubles	Dividends for 2005, rubles; payment terms
Common shares	Open Join-Stock Company "Russian Telecommunications Network", OJSC "ROSNET"	101000, Moscow, Maroseika st., 2/15	1-03-01033-A	05.03.1998, Interregional department of the Russian Federal Service for Financial Markets	876,477	8,764,770	1,449,084,559	2,242,000 no later than 31.12.2006
			1-03-01033-A-004D	28.09.2005, regional department of Federal Financial Markets Service in the Central Federal District	10,768	107,680		
			1-03-01033-A-003D	28.09.2005, registration department of Federal Financial Markets Service in the Central Federal District	416,089	4,160,890		
					1,303,334	**13,033,340**		

The Issuer had no financial investments in non-issued securities comprising 10 and over percent of its total financial investments for 30.06.2006.

The issuer had no other financial investments comprising 10 and over percent of its total financial investments for 30.06.2006.

The reserve for financial investment depreciation as of 30.06.2006 comprised 21,373 thousand rubles.

Accounting standards (rules) according to which the issuer made calculations reflected in this Clause: *Federal law No. 129-FZ "On accounting control" of 21.11.96; Provision on bookkeeping and accounting control in the Russian Federation approved by Decree of the Russian Federation Ministry of Finance No.34n on 29.07.98; Provision on accounting control 19/02 "Financial investment accounting" approved by Decree of the Russian Federation Ministry of Finance No. 126n of 10.12.02.*

4.3.3. Intangible assets of the Issuer

Name of intangible assets group	Initial cost, thousand rubles	Accumulated depreciation amount, thousand rubles
Accounting date: as of 30.06.2006		
Exclusive rights to inventions, industrial sample, useful model, computer programs, data bases	1,439	1,056
Exclusive rights to trade marks and brands	83	24
TOTAL	**1,522**	**1,080**

Intangible assets were accounted according to Provision on accounting control 14/2000 approved by Decree of the Russian Federation Ministry of Finance No. 91n of 16.10.2000.

4.4. Policies and expenses of the Issuer in respect of R&D, licenses and patents, new designs and research reports

Period	Expenses on scientific and technical activity, thousand rubles
2001	38,010*
2002	33,957*
2003	0
2004	239**
2005	500**
The first 6 months of 2006	2,320

* - research and development expenses were not included in intangible assets and incomplete construction and were included in the Company's expenses.
** - research and development expenses were included in incomplete construction.

The Company performs work on licensing the following intellectual property objects:
"Areaway of the underground low-channel communications facility" (invention). Provides processibility and effectiveness of construction and repair.

"Automated design and technical recording of telecommunications network facilities" (invention). Reduces labor intensity of design and technical recording of communications facilities simultaneously increasing the project information value and reliability.

"Planning map of the project and technical recording of underground telecommunications network facility lines" (industrial sample);

"Planning map of the project and technical recording of earthworks performed during construction and reconstruction of telecommunications network facilities" (industrial sample);

"Planning map of the project and technical recording of telecommunications network air line" (industrial sample);

"Planning map of the project and technical recording of in-house telephone network" (industrial sample).

The Company has:

1. Trade mark certificate No. 200257 of 11.03.2001. The trade mark is used by the Company for individualization of commodities, handled works and rendered services. The Company's trade mark registration is effective on the whole territory of the Russian Federation during 10 years from October 16, 2000.

2. Patent for invention No. 2231125 of 10.09.2004 "Transmission of alarm message signals via occupied digital communications channels".

3. Patent for invention No. 2264042 of 10.11.2005 "Broadcasting network".

4. Patent for useful model No. 44693 of 27.03.2005 "Areaway of the underground low-channel communications facility".

5. Certificate on official registration of "Telephone network subscribers of the Tula branch of OJSC «CenterTelecom»" data base No. 2004620254 of 27.10.2004.

6. Certificate on official registration of "Single Payment Card System" computer program No. 2005610821 of 07.04.2005.

7. Certificate on official registration of "Overall Document Flow" computer program No. 2005610822 of 07.04.2005.

8. Certificate on official registration of "Personnel management" computer program No. 2005610823 of 07.04.2005.

9. Patent for useful model No. 22253 of 10.03.2002 Manual "Facing the Customer" for personnel customer cooperation training in organizations rendering services to legal and physical bodies.

10. Trade mark certificate No. 151455 of 10.04.1997, the Company's trade mark registration is effective on the whole territory of the Russian Federation during 10 years from 30.09.1996.

11. Trade mark certificate No. 300687 "Your Internet Style" of 31.12.2006.

The validation period of patents and trade mark (service mark) registration is determined according to the applicable legislation. Patents and trade mark (service mark) registrations can be extended in the established order.

4.5. Trend analysis of the core business of the Issuer

The main development trends of communications field and the main factors influencing the field:

Macroeconomic situation still remains favorable in the Central Federal District versus other Russian Federation regions. However, economy growth retardation common for Russia influences the development of the CFD economy. (In particular, GDP growth retardation and inflation growth acceleration).

Telecommunications field continues to preserve high development dynamics. According to the Russian Federation Ministry of Trade and Economic Development, in 2005 the income from communications services increased versus 2004 by 22%, and the field contribution in the GDP of the country comprised about 4%. Growth of income is conditioned not only by the increased communications service rates, but also by accretion of subscriber base and development of networks and communications services.

In 2005 the overall size of the Russian telecommunications service market comprised 660 billion rubles, which is almost 3 times higher than the analogous indicator of 2002. It is expected that by the end of 2006 the volume of the Russian communications market will increase to 800 billion rubles. Such growth is primarily conditioned by high rates of cellular communications and data transmission market development.

Over the last several years there exists a regular trend of redistributing a part of income from different communications services towards unconventional services, generally, mobile communications. The Central Federal District was not an exception.

In general, the field has a trend of communications service income growth.

Overall evaluation of the issuer's field activity results:

In the fixed communications sector OJSC «CenterTelecom»'s revenue share comprises about 89% (ignoring cellular operator income) and has a low reduction speed. OJSC «CenterTelecom»'s share on the Internet service market comprises over 45% in the CFD.

Evaluation of results of the issuer's activity correspondence to the field development trends:

According to the work results of OJSC «CenterTelecom», in the 2nd quarter of 2006 the growth of the main telephone sets comprised 27574. The growth of income from communications services in the 2nd quarter of 2006 comprised 102.1 % versus the analogous period of 2005, the share of income from new communications services increased and comprised 6.8% in the overall income volume by the results of the quarter.

Forecast of the field further development:

According to the forecast of J'son&Partners, in 2007 the growth of fixed telephony market (local and long-distance communications) will not exceed 9-10%, while the growth of Internet users will comprise about 20%. The penetration of large alternative operators from Moscow to the regions will continue which will aggravate the situation with competition. The replacement of fixed communications with the cellular one registered over the last several years will continue but with slow rates. The above trend is conditioned by the planned reduction of the limit rate of common telephone network access for traditional operators on the one hand, and increased rates of outgoing calls from mobile telephones plus payment for connection with cellular operators on the other hand.

OJSC «CenterTelecom» considers possible negative consequences of the above risks and takes efforts to overcome them. In order to reduce negative effect of factors and conditions influencing the issuer's activity, it is planned to use the main competitive advantages.

The main factors and conditions influencing the issuer's activity and results of such work:

The list of the issuer's competitiveness factors:

branched network infrastructure;

high service quality in spite of the growing customer base.

The degree of their influence, according to the issuer, on the competitiveness of the produced commodities (works, services):

the branched infrastructure allows to render a full range of services, including services with usage of modern technical solutions, which increases the company's competitiveness

the high quality service provides the company with a positive image and contributes to attracting new customers.

The issuer's main competitors of the main activities and factors of the issuer's competitiveness:

The main competitors of OJSC «CenterTelecom» are national operators. Their joint share depending of the region and the type of services ranges from 1 to 18%. Golden Telecom Company successfully makes progress on the CFD market, OJSC "Central Telegraph" is successful on the Moscow region market.

The share of department operators is significant on the long-distance communications and Internet access market, however, their presence in the local telephony segment is limited. These operators actively penetrate into the most attractive market segments (for example, TransTelecom).

As for companies rendering cellular communications services, they penetrate into neighboring segments of the communications services market, for example, Internet access services.

Local operators are not competitors to the interregional company, whereas their work is restricted by separate territories, but they are perspective partners of national and department operators and often make serious competition to OJSC «CenterTelecom»'s regional branches on the strategically important markets. IP-operators making serious competition on the long-distance communications and Internet access market should be also mentioned.

Change of market shares occupied, according to the issuer, by it and its competitors in percent over the 5 last completed financial years:

Name of company	Market share for 2001, %	Market share for 2002, %	Market share for 2003, %	Market share for 2004, %	Market share for 2005, %
CenterTelecom	-**	73%	64%	60%	50%
Equant	-**	1%	1.2%	1.3%	1%
Golden Telecom (Comincom)	-**	3%	3.6%	5%*	5.7%
TransTeleCom	-**	1.4%	2.4%	2.8%	3%
Comincom	-**	0.2%	0.4%	-	-
Corbina	-**	-	-	-	0.2%

Source: http://telecom.kondrashov.ru

* - Golden Telecom's takeover with Cominkom occurred in 2004 is considered for the evaluation.

** - The information covers the years starting from 2002, as OJSC «CenterTelecom» was formed in 2002. It is impossible to present the information by the volume of rendered services due to the absence of data.

Field factors and market trends:

Over the last several years there is a regular trend of redistributing the income share from traditional services toward the new ones. Most actively develop new services, i.e. Internet access services on the basis of xDSL technology family and ICN services. Communications service income has a positive trend of growth in the whole field.

Significant factors which can improve the results of the issuer's activity:

Presently there are no significant factors in the field trends which can improve the issuer's activity.

Opinions of the issuer's regulatory bodies coincide in relation to the submitted information. No member of the Board of Directors (Supervisory Board) or the issuer's collegial body (management) has any special opinion about the above factors and/or the degree of their influence on the issuer's financial and economic activity indicators.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel)

5.1. Structure and powers of the issuer's governing bodies

The General Meeting of Shareholders is the Company's highest management body.

According to the Charter of the Company* (Article 13) the following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

* Hereinafter the extracts from the sixth edition of the Charter of OJSC «CenterTelecom», approved by the Annual General Shareholders' Meeting held on 28.06.2006, are given.

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

23) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein..

The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

According to the Charter of the Company (Article 14) the following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;

9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;

10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';

11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, reports on the results of acquisition by the Company of shares for the purposes of redemption;

12) acquisition of shares, bonds and other mass-issued securities placed by the Company;

13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;

14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;

15) use of the reserve fund and other of funds of the Company;

16) approval of an internal document setting forth internal control procedures to supervise financial and business activities of the Company;

17) recommendations on the amount of remuneration and compensation payable to members of the Company's internal audit commission and approval of the terms of the audit services provision agreement with the Company's auditor, including determination of fees payable for audit services;

18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, preliminary agreeing of candidates for the position of manager of such subdivision, dismissal of the mentioned person on the Company's initiative and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;

20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) definition (change) of functional blocks of the organizational structure and main functions of subdivisions included into the functional blocks of the Company's organizational structure and subordinated directly to General Director and Deputies of General Director (excluding structures of the Company's branches and representative offices);

23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24). preliminary approval of candidates for the position of heads of branch and representative offices and dismissal of mentioned persons on the Company's initiative;

25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the collective executive body (Management Board), determination of the term of its authorities, appointment of members of the Management Board and early termination of their authorities;

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as a member, terminate participation, alter share of participation or nominal value of the interest, alter quantity of shares or nominal value of shares owned by the Company) in other organizations through the purchase, sale or other disposal of shares, interests and/or portions of participatory interests in other organizations, as well as through making additional contributions in the charter capitals of other organizations;

35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;

36) resolving matters referred to the powers of the general meetings of members of for-profit organizations where the Company is the sole member having the right to vote at the general meeting of members;

37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;

38) approval of internal documents (a document) setting forth rules and approaches to disclosure of information about the Company, arrangements for making use of information about the Company, about securities of the Company and deals involving them which is not in public domain;

39) Approval of the Code of Corporate Governance of the Company, making amendments and additions to it;

40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;

42) approval of the risk management procedure in the Company;

43) preliminary approval of outsourced specialists engagement on refundable basis in the Company's activities audit carried out by the Audit Commission;definition of payment procedure and other terms and conditions of participation of outsourced specialists engaged on refundable basis in the audit carried out by the Audit Commission.

Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

Resolutions on matters specified in sub-clauses 7, 9 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that unanimity of the Company's Board of Directors on matter specified in sub-clause 20 herein is not reached, such matter may be referred for resolution to the General Meeting of Shareholders pursuant to a decision of the Company's Board of Directors. In such an event decision on such matter shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

Decisions on the issues specified in item 21 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions.

In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties to the deal.

Other issues except those listed hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Board of Directors taking part in the relevant meeting of the Board.

In order to put the issue provided in subclause 19, Clause 14.4 of the Charter for consideration of the Board of Directors, cost of acquired or alienated property (works, services) shall be compared with the book cost of the Company's assets:

- when acquiring property – acquisition cost adjusted for VAT and other indirect taxes and duties;

- when there is a possibility of property alienation or alienating property – alienation cost determined by parties in contract without VAT and other indirect taxes and duties, or book cost of property – depending on which of these values is the higher.

The General Director and Management Board manage the Company's day-to-day activities. These executive bodies are accountable to the Board of Directors and General Meeting of the Company's Shareholders.

The General Director is the sole executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

The General Director shall perform the functions of Chairman of the Company's Management Board.

The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by him/her.

During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

According to the Charter of the Company (Article 15) the following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) preparing materials and draft resolutions on issues to be considered by the Board of Directors, excluding the issues provided in subclause 18, 24, 26, 27, 28, 31, 32, 33, Clause 14.4, Article 14 of the Charter, and the issues initiated in correspondence with the Russian Federation legislation, the Company's Charter with specification of the particular deadlines for their consideration by the Board of Directors, making it impossible to preliminary discuss such issues at the Company's Management Board.

Preparation of materials to be discussed by the Board of Directors Committees, excluding the issues initiated by the persons authorized by the Regulations on Committees, which dispense with preliminary studying by the Company's Management Body (according to the opinion of the issue initiator) or the deadlines for consideration of which by the Board of Directors Committees do not allow them to be preliminary studied at the Company's Management Board;

6) organizational and technical support of the activities of the Company's bodies;

7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;

8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;

10) determining security policies for the Company and its branch offices;

11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;

12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;

13) preliminary approval of candidates for the position of deputy heads and chief accountants of branches and representative offices and dismissal of the mentioned persons on the Company's initiative;

14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;

1. approval (change) of the Company's organizational structure, including approval of the structural subdivisions main functions (excluding structure and functions of representative offices and structural subdivisions of the branches situated at the addresses other than the branches);

The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or proposals from **the Board of Directors Committees** and the Company's General Director.

The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board shall be established by the Regulation On the Management Board of the Company, approved by the Company's General Meeting of Shareholders.

The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company.

Terms and conditions of the agreement shall provide for the right of a member of the Management Board to receive compensation for confirmed expenses connected with his performing the functions of the Management Board Member, and the right for remuneration, amount and payment procedure of which is specified by the internal documents of the Company approved by the Company's Board of Directors.

The Company's General Director shall sign the agreement on the behalf of the Company.

***Information about the corporate governance code or similar document*:**

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of OJSC «CenterTelecom»».

The Code is the voluntary accepted by the Company set of rules of corporate conduct based on balanced consideration of the interests of shareholders, management bodies and other interested persons on main components of the corporate management process.

Regulations included in this document are worked out on the basis of the Corporate Conduct Code recommended by the Federal Commission on Securities Market of the RF, basic principals of the corporate management of the Organization for Economic Cooperation and Development (OECD), the Federal Law «About Joint-Stock Companies», the Companies Charter, Declaration of the Corporate Conduct Principles of OJSC «CenterTelecom».

On February 9, 2006 the Board of Directors of OJSC «CenterTelecom» approved new edition of this document taking into consideration the latest achievements of the advanced international

practice in the sphere of the corporate management, comments and suggestions of the national expert organization – the Russian Institute of Directors, recommendations of the international and russian rating agencies and changes and additions made into the Charter and internal documents of OJSC «CenterTelecom» adopted on June 30, 2005 by the Annual General Shareholders Meeting.

The additions, which are the most precisely comply with the recommendations of the FSFM of Russia regarding the issues of defining of «independence» of the Board of Directors members, information disclosure, activities of the Board of Directors committees, introduction into the Companies practice regular assessment of the executive bodies activities and defining of the remuneration amount to be paid to the executives taking into account this assessment, were made into the Code.

The Code takes into account the requirements of a number of new internal Regulations lately adopted by the Company and creation of the Corporate Secretery Institution in the Company.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at: ***http://www.centertelecom.ru/ru/about/docs/kodeks/kodex/.***

The information about the changes made into the Charter of the Issuer and internal documents regulating activities of the Issuer bodies during the reporting period: no changes introduced in the Charter and internal documents.

Web-site addresses, where the current edition of the Company's Charter and the internal documents regulating activities of the Issuer bodies are available:
Charter of OJSC «CentyerTelecom»: **http://www.centertelecom.ru/ru/investor/internaldocs/ustav/**
Internal Documents: **http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/**

5.2. Information on individuals – members of the governing bodies of the issuer

Board of Directors

Chairman of the Board of Directors:
Mr. Alexander N. Kiselev
Born in ***1962***
Education: ***Higher***

Positions held over the past 5 years:

Period: ***2000-2002***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2002-2004 (May)***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004 (May) – 2004 (September)***
Organization: ***Ministry of Transport and Communication of the RF***
Position: ***Director of State Policy in Communication and Mail Service Department***

Period: ***2004 (December) – 2006 (June)***
Organization: ***Ministry of IT and Communication of the RF***
Position: ***Assistant to the Minister***

Period: ***2006 (June) – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***General Director, Chairman of the Management Board***

Period: *2001 – 2006*
Organization: *Open Joint-Stock Company «Interregional Commercial Bank of Communication and Informatics development» (OJSC OJCB«Svyaz-Bank»)*
Position: *Chairman of the Board of Directors*

Period: *2005-2006*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Memebr of the Mangement Board*

Period: *2006-up to now*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Chairman of the Board of Directors*

Period: *2005 – 2006(January)*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Memebr of the Mangement Board*

Period: *2006(June) – up to now*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Memebr of the Mangement Board*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Memebr of the Mangement Board*

Period: *2006 - up to now*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2005 - 2006*
Organization: *OJSC «Central Telecommunication Company»*
Position: *Memebr of the Mangement Board*

Period: *2006 - up to now*
Organization: *OJSC «Central Telecommunication Company»*
Position: *Chairman of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no share*
Percentage of the ordinary shares of the issuer: *no share*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Share in the charter capital of the Issuer's daughter/affiliated companies: *no share*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

Members of the Board of Directors

1) *Mr. Boris Dm. Antonyuk*
Born in: ***1949***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***FGUP Satellite Communications***
Position: ***General Director***

Period: ***2002 - 2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004(March) – 2004 (August)***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister, Chairman of the Liquadation Commissionunder the Ministry of Communication and Information of the RF***

Period: ***2004(September) – up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***OJSC CenterTelecom***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Moscow Metropolitan telephone Network***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Uralsvyazinform***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Sibirtelecom***
Position: ***Member of the Board of Directors***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***

Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

2) ***Mr. Nikolai B. Arutyunov***
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:

Period: ***1998 (December) –2001 (February)***
Organization: ***Closed Joint-Stock Company «Sovershenno sekretno–media»***
Position: ***General Director***

Period: ***2001 (March) – 2005 (October)***
Organization: ***Open Joint-Stock Company «Ray, Mann and Gor securities»***
Position: ***Director***

Period: ***2005 (October) – 2006 (February)***
Organization: ***«EvrazHolding»LLC***
Position: ***Director of IR Department under the Directorate of Public and Mass Media Relations***

Period: ***2006 (February) – up to now***
Organization: ***Moscow representative office of NCH Advisors, Inc***
Position: ***Director of Analytical Division***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

3) ***Mr. Andrei V. Beskorovayny***
Born in: ***1958***
Education: ***higher***

Positions held over the past five years:

Period: ***2001(January) – 2001 (August)***
Organization: ***Closed Joint-Stock Company «North-Western GSM»***
Position: ***Director on New Technologies***

Period: *2001(August) – 2001 (October)*
Organization: *Closed Joint-Stock Company «North-Western GSM»*
Position: *Deputy General Director on Business Development and New Technologies*

Period: *2001(October) – 2002 (April)*
Organization: *Federal State Unitary Enterprise «Main Radiofrequency Center»*
Position: *First Deputy Director*

Period: *2002 (April) – 2004 (January)*
Organization: *Federal State Unitary Enterprise «Main Radiofrequency Center»*
Position: *Director*

Period: *2004 (January) – 2004(July)*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *Deputy Minister*

Period: *2004(July) – 2005 (June)*
Organization: *Federal Agency for Communication*
Position: *Deputy Head, Acting Head of the Agency*

Period: *2005(August) – up to now*
Organization: *Federal Agency for Communication*
Position: *Head of the Agency*

Period: *2005 - up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *member of the Board of Directors*

Period: *2005 - up to now*
Organization: *Open Joint-Stock Company «Sibirtelecom»*
Position: *member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

4) *Mr. Valery V. Degtyarev*
Born in: *1957*
Education: *higher*

Positions held over the past five years:

Period: *2001*
Organization: *«DTS» Limited Liability Company*
Position: *Deputy General Director*

Period: *2001*
Organization: *Closed Joint-Stock Company «TransTeleCom Company»*
Position: *General Director*

Period: *2001- up to now*
Organization: *Closed Joint-Stock Company «Professional Telecommunications»*
Position: *General Director*

Period: *2004- up to now*
Organization: *Open Joint-Stock Comapny «Tetrasvyaz»*
Position: *General Director*

Period: *2001- up to now*
Organization: *Closed Joint-Stock Company «Professional Telecommunications»*
Position: *Member of the Board of Directors*

Period: *2004- up to now*
Organization: *Closed Joint-Stock Company «Radiotel»*
Position: *Member of the Board of Directors*

Period: *2004- up to now*
Organization: *Open Joint-Stock Comapny «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2004- up to now*
Organization: *Open Joint-Stock Company «Far-Eastern Company of Electric Communication»*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Comapny «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Comapny «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

5) *Mr. Sergei I. Kuznetsov*
Born in: *1953*
Education: *Higher*

Positions held over the past five years:

Period: *2001*
Organization: *Closed Joint-Stock Company «PeterStar»*
Position: *General Director*

Period: *2001-2003*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2001-2003*
Organization: *Non-governmental Pension Fund «Rostelecom-Garantya»*
Position: *Member of the Board of the Fund*

Period: *2001-2003*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2001-2004*
Organization: *Closed Joint-Stock Company «Globalstar-Satellite telecommunications»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Open Joint-Stock Company «RTComm.RU»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Closed Joint-Stock Company «Telmos»*
Position: *Member of the Board of Directors*

Period: *2001-2003*
Organization: *Closed Joint-Stock Company «Interfax-Telecom»*
Position: *Member of the Board of Directors*

Period: *2001-2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2001-2004*
Organization: *Non-profit partnership «Center of Telecommunication Problems Investigation»*
Position: *Member of the Partnership Board*

Period: *2002-2004*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2003-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2003-2005*
Organization: *Open Joint-Stock Company «Interregional Commercial Bank for Development of Communication and Informatics»*
Position: *Member of the Board of Directors*

Period: *2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2004 - 2006.*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *Member of the Board of Directors*

Period: *2004-up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2004- up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *First Deputy General Director*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005- 2006*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2005- 2006*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Chairman of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Uralsvyazinform»*
Position: *Chairman of the Board of Directors*

Period: *2005- 2006.*
Organization: *Open Joint-Stock Company «Sibirtelecom»*
Position: *Chairman of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Far-Eastern Company of Electric Communication»*
Position: *Chairman of the Board of Directors*

Period:*2005- 2006*
Organization: *Open Joint-Stock Company «Central telegraph»*
Position: *Chairman of the Board of Directors*

Period:*2006 - up to now.*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Chairman of the Board of Directors*

Period: *2006 - up to now.*
Organization: *Open Joint-Stock Company «Sibirtelecom»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

6) ***Mr. Dmitry A. Milovantsev***
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***Head of Internal Audit and Economic Analysis Unit, Director of Internal Audit and Economic Analysis Department.***

Period: ***2002-2004***
Organization: ***Ministry of the Russian Federation for Communications and Informatization***
Position: ***Head of «Federal Purpose-Oriented Program Electronic Russia», Deputy Minister***

Period: ***2004***
Organization: ***Federal Agency for Communication***
Position: ***Head of the Agency***

Period: ***2004-up to now***
Organization: ***Ministry of Information technologies and Communication of the Russian Federation***
Position: ***Deputy Minister***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

7) Ms. Oxana V. Petrova

Born in: **1973**
Education: **Higher**

Positions held over the past five years:

Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Division under Corporate Governance Department***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Electrosvyaz" Kostroma region***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Chelyabinsksvyazinform"***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Electrosvyaz" Tver region***
Position: ***Member of the Board of Directors***

Period: ***2001 – 2005***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Period: ***2004 – 2005***
Organization: ***Open Joint-Stock Company "North-Western Telecom»***
Position: ***Member of the Board of Directors***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

8) ***Mr. Victor D. Savchenko***
Born in: ***1960***
Education: ***Higher***

Positions held over the past five years:
Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Director of Legal Department, Executive Director – Director of Legal Department.***

Period: ***2002***
Organization: ***Open Joint-Stock Company «Khantymansiyskokrtelecom»***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company «Moscow City Telephone Network»***
Position: ***Member of the Board of Directors***

Period: ***2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Company "Central Telegraph»***
Position: ***Member of the Management Board***

Period: ***2004 – 2005***
Organization: ***Closed Joint-Stock Company «South-Urals Cellular Phone»***
Position: ***Member of the Board of Directors***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Member of the Management Board***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Management Board***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

9) *Ms. Elena P. Selvich*
Born in: ***1968***
Education: ***Higher***

Positions held over the past five years:

Period: ***1999 (May) – 2003 (April)***
Organization: ***Closed Joint-Stock Company "Best Ceramics"***
Position: ***Deputy General Director on Economy and Finance***

Period: ***2003 (April) – 2005 (August)***
Organization: ***Closed Joint-Stock Company "Petersburg Transit Telecom"***
Position: ***Financial Director***

Period: ***2005 (August) – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Director of Finance Department***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Uralsvyazinform»***
Position: ***Member of the Management Board***

Period: ***2006- up to now.***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2006- up to now.***
Organization: ***Open Joint-Stock Company «Sothern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «SibirTelecom»***
Position: ***Member of the Audit Commission***

10) *Mr. Valery N. Yashin*
Born in ***1941***
Education: ***Higher***

Positions held over the past 5 years

Period: ***2001 - 2006***
Organization: ***OJSC Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***General Director and Chairman of the Management Board***

Period: ***2001 - 2001***
Organization: ***Open Joint-Stock Company "Petersburg Telephone Network"***
Position: ***Member of the Board of Directors***

Period: *2001-2002*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2001 - up to now*
Organization: *Non-government Pension Fund Telecom-Soyuz*
Position: *Chairman of the Fund Board*

Period: *2001 - up to now*
Organization: *Closed JSC Saint-Petersburg Payphones*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open JSC Telecominvest*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Closed JSC MobiTel*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2001*
Organization: *Open Joint-Stock Company "Electrosvyaz of the Mosocw region"*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2004*
Organization: *Open JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open JSC Elektrosvyaz of the Orel region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Chairman of the Fund Board*

Period: *2001 - up to now*
Organization: *Open JSC National Payphone Network*
Position: *Chairman of the Board of Directors*

Period: *2002 – 2006*
Organization: *OJSC North-Western Telecom*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Russian Telecommunications History Fund*
Position: *Member of the Board*

Period: *2003 - 2006*
Organization: *Closed JSC Football Club Zenit*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Insurance Company Medexpress*
Position: *Member of the Supervisory Board*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *OJSC North-Western Telecom*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.012738%*
Percentage of the ordinary shares of the issuer: *0.001901%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Share in the charter capital of the Issuer's daughter/affiliated companies: *no share*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

Sole person executive body – General Director – Cchairman a the Mangement

Mr. Sergey V. Pridantsev
Born in: *1967*
Education: *Higher*

Positions held over the past five years:
Period: *2001 - 2003*
Organization: *Closed Joint-Stock Company Lucent Technologies*
Position: *Sales Director*

Period: *2002 - 2003*
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: *2003 – 01.2006*
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Commercial Director***

Period: *01.2006 – up to now*
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***General Director***

Period: *2003 - 2004*
Organization: ***Closed JSC CenterTelecomService of Moscow region (as of 2003 Closed Joint-Stock Company MOTECO)***
Position: ***Member of the Board of Directors***

Period: *2003 – 02.2006*
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: *2003 – up to now*
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board, Chairman of the Management Board***

Period: *2004*
Organization: ***Closed Joint-Stock Company Ryazan Cellular Communications***
Position: ***Member of the Board of Directors***

Period: *2004 - 2005*
Organization: ***Closed Joint-Stock Company Cellular Communications of the Black-soil Area (Chernozemye)***
Position: ***Member of the Board of Directors***

Period: *2004 – 02.2006*
Organization: ***Open Joint-Stock «Russian Telecommunication Network»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Collective executive body of the issuer – the Management Board

Chairman of the Management Board:
Mr. Sergey V. Pridantsev, born in 1967.

Information about Sergey V. Pridantsev is given in section «Sole person executive body – General Director» of this item of the quarterly report.

Members of the Management Board:
1) *Mr. Alexander P. Gribov*
Born in: ***1972***
Education: ***Higher***

Positions held over the past five years:

Period: ***1999 (July) – 2005 (February)***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Leading Expert, Senior Expert, Consultant, Deputy Head of Federal Property Department – Head of Unit on Representation in Joint-Stock Companies of the Russian Federal Property Fund.***

Period: ***02.2005 – 03.2005***
Organization: ***Open Joint-Stock Company "Galogen", Perm***
Position: ***General Director***

Period: ***2005 (March) – 2006 (January)***
Organization: ***Russian Federal Property Fund***
Position: ***Deputy Head of Federal Property Department – Head of Unit on Representation in Joint-Stock Companies of the Russian Federal Property Fund***

Period: ***2006 (January) – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Director on Corporate Development and IT.***

Period: ***2002 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Period: ***2004***
Organization: ***Open Joint-Stock Company 175 Timber Processing Plant***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company Vniizarubezhgeologia***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company 615 Construction Enterprise***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company AK Voronezhavia***
Position: ***Member of the Board of Directors***

Period: ***2005***
Organization: ***Open Joint-Stock Company "Central Telegraph"***
Position: ***Member of the Board of Directors***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Russian Telecommunication Network"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

2) *Ms. Elena V. Zabuzova*
Born in: *1950*
Education: *Higher*

Positions for the last 5 years:

Period: *2001 – 2003*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Deputy Director of Economic Planning and Budgeting Department*

Period: *2003 – up to now*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *Director of Economic Planning and Budgeting Department*

Period: *2002*
Organization: *Open Joint-Stock Company «Smolensksvyazinform»*
Position: *Member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Open Joint-Stock Company «SouthernTelecommunications Company»*
Position: *Member of the Board of Directors*

Period: *2002*
Organization: *Open Joint-Stock Company «Electrosvyaz» of the Rostov region*
Position: *Member of the Board of Directors*

Period: *2003 - 2004*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2003 – up to now*
Organization: *Open Joint-Stock Company «SibirTelecom»*
Position: *Member of the Board of Directors*

Period: *2004 - 2005*
Organization: *Open Joint-Stock Company «Moscow Metropolitan Telephone Network»*
Position: *Member of the Board of Directors*

Period: *2004 - 2005*
Organization: *Closed Joint-Stock Company «RusLeasingSvyaz»*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Closed Joint-Stock Company «RusLeasingSvyaz»*
Position: *Chairman of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company «SouthernTelecommunications Company»*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Management Board*

Period: *2005 – 2006*
Organization: *Open Joint-Stock Company «North-West Telecom»*
Position: *Chairman of the Audit Committee*

Period: *2005 – 2006*
Organization: *Open Joint-Stock Company «UralSvyazinform»*
Position: *Member of the Audit Committee*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company «North-West Telecom»*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

3) **Andrei D. Kartashov**
Born in: **1974**
Education: ***Higher***

Positions held over the past five years:

Period: *2001*
Organization: *Vladivostok International Telephone Exchange of Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray*
Position: *Deputy Chief Accountant*

Period: *2001*
Organization: *Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray*
Position: *Leading Accountant*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray*
Position: *Head of the Methodology of Bookkeeping and Taxation*

Period: *2002 - 2005*
Organization: *Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray*
Position: *Chief Accountant – Director of Accounting Department*

Period: *2005 – 01.2006*
Organization: *Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"*
Position: *Chief Accountant*

Period: *02.2006 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Chief Accountant*

Period: *06.2005 – 04.2006*
Organization: *Closed Joint-Stock Company «AKOS» Vladivostok*
Position: *Member of the Board of Directors*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Management Board*

Period: *03.2006 - up to now*
Organization: *Closed Joint-Stock Company "CenterTelecomService"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

4) *Alexander Iv. Kirillov*
Born in: **1956**
Education: *Higher*

Positions held over the past five years:

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company "Martelcom" Republic of Mari El*
Position: *General Director*

Period: *2002 - 2004*
Organization: *Open Joint-Stock Company "VolgaTelecom"*

Position: *Deputy General Director – Director of the «Martelcom» branch OJSC «VolgaTelecom»*

Period: *2004 – 02.2006*
Organization: *Open Joint-Stock Company "VolgaTelecom"*
Position: *First Deputy General Director – Technical Director*

Period: *02.2006 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Deputy General Director – Technical Director*

Period: *02.2006 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Management Board*

Period: *2006 – up to now*
Organization: *Closed Joint-Stock Company "CenterTelecomService"*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Closed Joint-Stock Company "ATS"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5) **Alexander A.Lutsky**
Born in: *1972*
Education: ***Higher***

Positions held over the past five years:

Period: *2001*
Organization: *Closed Joint-Stock Company "Peterburg Transit Telecom"*
Position: *Financial Director*

Period: *2001 – 02.2006*
Organization: *Closed Joint-Stock Company Domestic Long-Distance and International Electric Communication "Rostelecom"*
Position: *Chief Accountant*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Deputy General Director - Financial Director*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*

Position: *Member of the Management Board*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Russian Telecommunication Network"*
Position: *Member of the Board of Directors*

Period: *03.2006 - up to now*
Organization: *Closed Joint-Stock Company "CenterTelecomService"*
Position: *Member of the Board of Directors*

Period: *2006 - up to now*
Organization: *Closed Joint-Stock Company "ATS"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

6) **Sergei V. Nazarov**
Born in: **1971**
Education: ***Higher***

Positions held over the past five years:

Period: *2001*
Organization: *Closed Joint-Stock Company "Lucent Technologies"*
Position: *Manager on Sales Technical Support*

Period: *2002 - 2003*
Organization: *Closed Joint-Stock Company "Lucent Technologies"*
Position: *Deputy Sales Director in Moscow and the Mosocw region*

Period: *2003 – 01.2006*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Director of Customer Service Department*

Period: *01.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Deputy General Director – Commercial Director*

Period: *01.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Management Board*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Russian Telecommunication Network"*
Position: *Member of the Board of Directors*

Period: *03.2006 - up to now*
Organization: *Closed Joint-Stock Company "CenterTelecomService"*
Position: *Chairman of the Board of Directors*

Period: *2006 - up to now*
Organization: *Closed Joint-Stock Company "ATS"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

7) **Victor D. Savchenko**
Information about Savchenko V.D. is given in the information about the previous membership of the Company's Management Board.

8) *Dmitry V. Karmanov*
Born in: **1975**
Education: ***Higher***

Positions held over the past five years:

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Specialist on staff under Personnel Department***

Period: *2001 - 2004*
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Head of Personnel Division under Personnel Department***

Period: *2004 – 02.2006*
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Director of Human Resources Department***

Period: *02.2006 – up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Director on Personnel***

Period: *03.2006 – up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5.3. Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer

Remuneration paid to members of the Issuer's Board of Directors:

Description	*Fiscal period - 2005 (RUR)*
Salary	2 938 869.00
Bonuses	1 717 737.00
Remuneration	11 378 930.00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total:	16 035 536.00

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of OJSC CenterTelecom:

«7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2. Remunerations paid to members of the Board of Directors consist of annual and quarterly payments.

7.3. Quarterly remuneration to each member of the Board of Directors is set at RUR 200 000.

Remuneration payable to the Chairman of the Board of Directors is set using a multiplier of 1.5.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4. Amount of annual remunerations for the whole Board of Directors is set as:

- a percentage of the Company's EBITDA according to financial statements under IAS for the reporting year;

- a percentage of the net profit of the Company for the reporting year allocated to dividend payments.

The annual remunerations shall be distributed between all members of the Board of Directors in equal portions.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half meetings of the Board held during the member's term in office.

7.5. The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual remuneration.

7.6. Annual remuneration shall be paid to a member of the board of Directors not later than 3 months after expiry of the term in office of the Board of Directors in question.

7.7. Members of the Board of Directors who are at the same time members of a committee of the Board of Directors shall be paid a bonus to the quarterly remuneration related to his/her serving as a member of the committee of the Board of Directors in the amount of RUR 40 000 (for serving on each committee), however a member of the Board of Directors cannot serve on more than 2 committees of the Board of Directors.

The Chairman of a Committee of the Board of Directors shall be paid the amount multiplied by 1.25.

7.8 Members of the Board of Directors are entitled to take part in option plans established by the Company.»

Remuneration paid to members of the Management Board:

Description	*Fiscal period - 2005 (RUR)*
Salary	14 657 259,00
Bonuses	7 434 606,00
Remuneration	4 514 457,00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Salary	26 606 322,00

Income of members of the Management Board are their salaries earned as staff members of the Company and remuneration payable according to a decision of the Company's Board of Directors pursuant to the Regulations on the Management Board.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

«6.1. Members of the Company's Management Board during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Management Board members.

6.2. Amount and procedure of remuneration determination and its distribution among the members of the Management Board are made by the decision of the Company's Board of Directors.

6.3. Members of the Management Board have the right to participate in options programs implemented by the Company.»

5.4. Structure and powers of the issuer's bodies for control and supervision over financial and business activities

In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

The Internal Audit Commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an

extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

According to Article 18 of the Charter of OJSC «CenterTelecom» the following matters are referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;
- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations. .

The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

- at the initiative of the Company's Internal Audit Commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;
- pursuant to a resolution of the Company's Board of Directors;
- - pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

The auditor shall audit the Company's financial and economic activities in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

The Internal Audit Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 8

employees. The Director of the Internal Audit Department is A.Ye.Kopyev. All members have higher education professional (in economics) education, and six are certified auditors. Alongside with the department internal audit units totaling 36 employees are set up in 14 subsidiaries.

The Department of Internal Audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

In Ql 2006 there were organized and carried out integrated check of the financial and business and operational and technical activities of the Ryazan branch. Specialists from the Department of Internal Audit, internal audit divisions of the branches, General Directorate and the Company's branches took part in the check. The program of checks of subsidiaries included main types of activities and principal directions in accordance with the recommendations of the Board of Directors.

The Internal Audit Department conducted audit of the Moscow subsidiary structural division – Material Support Service.

Experts from the Internal Audit Department participated in the integrated check of the Moscow subsidiary structural division – Lyuberetsky Communication Node.

The department controls the activities of the Company subsidiaries. experts of the internal Audit Department participated in the check of CJSC «Telecom» of the Ryazan region and OJSC «Russian Telecommunication Network», CJSC «TverTelecom».

In order to enhance the process of internal audit and increase efficiency of internal control the Department worked out and the Company's Management Board approved «Regulations on cooperation of the Internal Audit Department with the services (sectors) of internal audit of the OJSC «CenterTelecom» subsidiaries.

Internal Audit Department develops suggestions on elimination of breaches and reduction of risks found during checks, conducts permanent monitoring of their execution, assesses effectiveness of the control procedures.

The Department employees are the members of the inventory commissions.

In order to increase level of proficiency of the Internal Audit Department experts the seminar for the subsidiaries Internal Audit Department employees was organized in January 2006. Three employees of the Department did professional training «Theory and Practice of Taxation» and successfully passed the qualification exams.

The Department was preparing materials for consideration of the Company's Management Board and reporting to the Audit Committee and the Board of Directors.

Internal document of the Issuer establishing the rules for prevention of insider information usage:

The internal document establishing rules for prevention of insider information usage was adopted by the Order of General Director of OJSC "CenterTelecom" № 322 dated July 6, 2001: ***Regulations on ensuring protection of proprietory and confidential information in OJSC «CenterTelecom»***:

Regulations on the procedure of usage of information about OJSC «CenterTelecom» activities, its securities and deals with them, which is not public and unauthorized usage or disclosure of it may significantly affect the market price of OJSC «CenterTelecom» securities, approved by the Company's Board of Directors on 29.06.2005, Minutes № 36.

These documents are available at the following web site:
http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/.

5.5. Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company

Audit Commission of OJSC «CenterTelecom»

1) *Mr. Stanislav P. Avdiyants*
Born in ***1946***
Education: ***Higher***

Positions held over the past five years:
Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***executive Director – Director of Economic and Tariff Policy***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Svyazinform" of the Chuvash Republic***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Electrosvyaz" of the Kostroma region***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2003 - 2006***
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Open Joint-Stock Company "Kostroma Metropolitan Telephone Network"***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Magadansvyazinform "***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Company "Central Telegraph"***
Position: ***Member of the Board of Directors***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

2) **Ms. Valintina F. Veremyanina**
Born in: ***1966***
Education: Higher

Positions held over the past five years:

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Bank «Menatep Saint-Petersburg», Voronezh***
Position: ***Legal Adviser***

Period: ***2003-2003***
Organization: ***Open Joint-Stock Company «RTK-Leasing»***
Position: ***Deputy Head of Legal Division***

Period: ***2003-2004***
Organization: ***Open Joint-Stock Company «RTK-Leasing»***
Position: ***Head of Legal Division***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Legal Department***

Period: ***2005 - up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Director of Legal Department***

Period: ***2005***
Organization: ***Open Joint-Stock Company «Information Technologies of Communication»***
Position: ***Chairman of the Board of Directors***

Period: ***2005 - up to now***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

3) ***Ms. Elena P. Degtyareva***
Born in ***1964***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 -2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Leading Engineer of Operation Division under Electric Communication Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Development Division under Electric Communication Department***

Period: ***2002 – 2003***
Organization: ***Open Joint-Stock Company "Nizhegorodsvyazinform"***
Position: ***Member of the Audit Commission***

Period: ***2003 - 2004***
Organization: ***Open Joint-Stock Company "V.I. Kuzyminov Stavtelecom"***
Position: ***Member of the Board of Directors***

Period: ***2004 – 2005***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

4) ***Ms. Olga G. Koroleva***
Born in ***1950***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 -2003***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Methodology Division under Accounting Department***

Period: *2003 - 2005*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Chief Accountant*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Chief Accountant*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company "Vladimir–Teleservice"*
Position: *Member of the Audit Commission*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company "Nizhegorodsvyazinform"*
Position: *Member of the Audit Commission*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company "Giprosvyaz"*
Position: *Chairman of the Audit Commission*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company "Uralsvyazinform"*
Position: *Chairman of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telegraph"*
Position: *Chairman of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "VolgaTelecom"*
Position: *Chairman of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Dalsvyaz"*
Position: *Chairman of the Audit Commission*

Period: *2005 - 2006*
Organization: *Closed Joint-Stock Company "MC NTT"*
Position: *Chairman of the Audit Commission*

Period: *2005 – 2005*
Organization: *Open Joint-Stock Company "AEROCOM"*
Position: *Chairman of the Audit Commission*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company "Uralsvyazinform"*
Position: *Member of the Board of Directors*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position: *Chairman of the Audit Commission*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company "Sibirtelecom"*
Position: *Chairman of the Audit Commission*

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "Baikalvestcom"***
Position: ***Chairman of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

5) ***Mr. Sergei V. Podosinov***
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 – 2006 (January)***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Semior Expert of Internal Audit Division***

Period: ***2006 (January) – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Risl Control Methodology Division under Internal Audit Department***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company "Sibirtelecom"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Volgograd Cellular Communication"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Saratov - Mobile"***
Position: ***Member of the Audit Commission***

Period: ***2003 – 2005***
Organization: ***Closed Joint-Stock Company "Narodny Telephone Saratov"***
Position: ***Member of the Audit Commission***

Period: ***2003 –2004***
Organization: ***Closed Joint-Stock Company "Ulyanovsk - GSM"***
Position: ***Member of the Audit Commission***

Period: *2003 –2005*
Organization: ***Open Joint-Stock Company "Stavtelecom"***
Position: ***Member of the Audit Commission***

Period: *2003 – 2004*
Organization: ***Closed Joint-Stock Company "Astrakhan - Mobile"***
Position: ***Member of the Audit Commission***

Period: *2003 –2004*
Organization: ***Closed Joint-Stock Company "Stek GSM"***
Position: ***Member of the Audit Commission***

Period: *2003 – 2004*
Organization: ***Closed Joint-Stock Company "Digital Network and Telecommunication Systems"***
Position: ***Member of the Audit Commission***

Period: *2003 – 2004*
Organization: ***Closed Joint-Stock Company "Baikalvestcom"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

6) ***Mr. Ilya V. Ponomarev***
Born in: ***1970***
Education: ***Higher***

Positions held over the past five years:
Period: ***2001***
Organization: ***Closed Joint-Stock Company "Investment House «Stena»***
Position: ***Head of Division***

Period:***2001-2002***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Division under Economic and Tariff Policy Department***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Economic Planning and Budgeting Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Director of Economic Planning and Budgeting Department***

Period: *2005 – 2006*
Organization: *Open Joint-Stock Company "Sibirtelecom "*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Period: *2006 – up to now*
Organization: *Open Joint-Stock Company "Центральный Телеграф "*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no*
Percentage of ordinary shares of the issuer owned by the person: *no*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*
Interest in daughter/affiliated companies of the issuer: *no*
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: *no*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: *no information available to the Company*

7) *Mr. Ivan V. Topolya*
Born in: *1981*
Education: *Higher*

Positions held over the past five years:

Period: *2000 – 2001*
Organization: *«Center of Account Monitoring and Audit» LLC*
Position: *Accountant*

Period: *2002 – 2004*
Organization: *representative office of «LUKOIL Overseas Service Ltd»*
Position: *II category accountant*

Period: *2004 – 2005*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Senior Expert of Accounting Department*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Head of Methodology Division under Accounting Department*

Period: *2005 – 2006*
Organization: *Open Joint-Stock Company «Dagsvyazinform»*
Position: *Chairman of the Audit Commission*

Period: *2005 – 2006*
Organization: *«TverTelecom» LLC*
Position: *Member of the Audit Commission*

Period: *2005-2006*

Organization: *«Nizhegorodsky Teleservice» LLC*
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «TATINCOM-T»***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department

Mr. Aleksei Ye. Kopyev – Director of Department
Born in:
Education: ***Higher***

Positions held over the past five years:

Period: ***2000-2002***
Organization: ***«Arkon TML» LLC***
Position: ***Marketing Director***

Period: ***2003-2006***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Internal Audit of Dependent Companies Division, Senior Expert of Dependent Companies Audits Organization***

Period: ***2004-2005***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***Dagestan Open Joint-Stock Company of Communication and Informatics (OJSC «Dagsvyazinform»)***

Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «Telecom-Alaniya»***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «CTS of the Mosocw region»***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «Stak GSM»***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***«Uralcom» LLC***
Position: ***Chairman of the Audit Commission***

Period: ***May 2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

5.6. Remunerations, benefits and/or reimbursement of expenses of the body supervising financial and business activities of the issuer

Remunerations paid to members of the audit commission:

Description	*Fiscal period - 2005 (RUR)*
Salary	823 718.00
Bonuses	334 546.00
Remuneration	4 380 000.00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	5 538 264.00

The Charter of OJSC CenterTelecom specifies that the amount and payment procedure of the remunerations payable to the members of the Internal Audit Commission are set forth by Regulations on the Audit Commission of the Company, approved by a general meeting of shareholders.

The said Regulations in Article 7.4 specify that a member of the Audit Commission shall be paid quarterly remunerations equal to RUR 150 000 to each member in his/her period of serving on the commission.

The Chairman of the Audit Commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held remunerations to the members of the Audit Commission are paid pro rata the period served in the quarter.»

Remunerations paid to employees of the Internal Audit Department:

Description	*Fiscal period - 2005 (RUR)*
Salary	3 658 636.00
Bonuses	1 333 166.00
Remuneration	0
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	4 991 802.00

5.7. Workforce and general information on the issuer's employees and workforce variations

Information about the number of the Company's employees, including employees from its subsdidiaries and representative offices, and expenditures on labour remuneration and social maintenance:

Description	**Q2 2006**
Average number of employees	60 570
Employees having higher professional education, %	25,65
Payroll costs (thousand RUR)	1 761 018,8
Social maintenance costs (thousand RUR)	155 010,9
Total amount of costs (thousand RUR)	1 916 029,7

Change in the number of employees in the reporting period isn't significant for OJSC "CenterTelecom".

Information about the creation of trade union body by the Issuer's employees:
The Council of Chairmen of the Territorial Trade Union Organizations under the Trade Union of Communication Worker of the Central Federal District of the Russian Federation.

5.8. Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer
No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1. Data on the total number of the issuer's shareholders (members)

Total number of the issuer's shareholders as at the reporting period end – **26 311**
of which nominal holders of the issuer's shares - **32**

6.2. Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder

1) Full name of the shareholder: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Abbreviated name: *OJSC Svyazinvest*
INN: *7710158355*
Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***
Interest in the legal (charter) capital of the issuer: *38.02%*
Percentage of ordinary shares: ***50.69 %***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: ***Russian Federation represented by the Federal Agencyon Federal Property Management***
Address: ***9 Nikolski Per., Moscow, Russia***
Interest in the legal capital of the issuer's shareholder (participant): ***75 % - 1***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***75%-1***
Interest in the legal (charter) capital of the issuer: ***0.004040 %***
Percentage of ordinary shares: ***0.003802 %***

6) Name of the shareholder: ***MUSTCOM LIMITED***
Address: ***Julia House,3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***
Interest in the legal capital of the issuer's shareholder (participant): ***25 % + 1 share***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % + 1 share***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***

2) Full name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***
TIN: *7704097841*
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal (charter) capital of the issuer: ***7.19%***
Percentage of ordinary shares: ***9.59%***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer: ***no such persons***

3) ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company Depositary Clearing Company***
Abbreviated name: ***ZAO DCC***
Address: ***31 Shabolovka Street, Building B, Moscow, 115162, Russia***
Tel.: *+7 (495) 956-09-99* Fax: *+7 (495) 232-68-04*
e-mail: dcc@dc.ru
License of a professional participant in the securities market:

- Number: ***177-06236-000100***
- Issue date: ***October 09, 2002***
- Valid till: ***unlimited term of validity***

- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***128 043 893***
Interest in the legal (charter) capital of the issuer: ***11.91%***
Percentage of ordinary shares of the issuer: ***8.11%***

4) ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company Commercial Bank "CITYBANK"***
Abbreviated name: ***ZAO «CITYBANK»***
Address: ***8-10 Galesheka Street, Moscow, 125047, Russia***
Tel.: *+7 (495)725-67-36* Fax: *+ 7 (495)251-46-58*
e-mail: ***no information is available***
License of a professional participant in the securities market:

- Number:***177-02719-000100***
- Issue date: ***November 1, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***103 505 436***
Interest in the legal (charter) capital of the issuer: ***11.52%***
Percentage of ordinary shares of the issuer: ***6.56%***

5) ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company BRUNSWICK UBS NOMINEES***
Abbreviated name: ***ZAO BRUNSWICK UBS NOMINEES***
Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***
Tel.: ***+7 (495) 258-52-00*** Fax: ***+7 (495) 725-41-70***
e-mail: **Russia@ubs.com**
License of a professional participant in the securities market:

- Number:***177-04885-000100***
- Issue date: ***March 13, 2001***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***70 895 388***
Interest in the legal (charter) capital of the issuer: ***8.91 %***
Percentage of ordinary shares of the issuer: ***4.49 %***.

6) ***(nominal holder)***
Full name of the shareholder: ***"ING Bank (EURASIA) ZAO" (Closed Joint-Stock Company)***
Abbreviated name: ***ING Bank (EURASIA)***
Address: ***36 Krasnoproletarskaya, Moscow, 127473***
Tel.: *+7 (495)755-54-00* Fax: *+7 (495)755-54-99*
e-mail: *Natalia.Sidorova@ingbank.com*
License of a professional participant in the securities market:

- Number: ***177-03728-000100***
- Issue date: ***December 7, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***112 757 709***
Interest in the legal (charter) capital of the issuer: ***6.36 %***
Percentage of ordinary shares of the issuer: ***7.15 %***

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share")

№	Full corporate name	Location	Interest in the charter capital of the issuer
1.	Specialized State Body under the RF Government - Russian Federal Property Fund	9 Leninski Prospect, Moscow, 119049, Russia	7.193740 %
2.	Property Management Committee of Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0.000106 %
3.	The Kaluga Region represented by the Ministry of the Economic Development of Kaluga region	64 Lunacharskogo Street, Kaluga, 248600, Russia	0.000011 %
4.	**Russian Federation represented by the Federal Agencyon Federal Property Management**	9 Nikolski Per., Moscow, 103685, Russia	0.004040 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no.***

6.4. Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer

No restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer are provided in the Charter of OJSC «CenterTelecom».

There are no restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer by the foreing individuals.

There are no other restrictions related to owning interest in the legal(contribution) capital (unit fund) of the issuer.

According to the Article 18 of the Russian Federation Law "On competition and limitation of monopolistic activities on commodity markets" based on an application of a legal entity or a natural person and subject to a consent of a federal anti-monopoly body given in advance, an individual (a group of individuals) may acquire shares (units) carrying voting rights in the legal capital of a business entity giving the person (the group of individuals) the right to control over 20% of the said shares (units).

6.5. Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares

№	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %

Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,93 %	0,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002**			
1.	Russian Federal Property Fund	7,19 %	8,88%
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38,02 %	51,09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003**			
1.	Russian Federal Property Fund	7,19 %	8,88 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38,02 %	51,09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004**			
1.	Specialized State Body under the RF Government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,10 %	2,15 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 13, 2005**			
1.	Specialized state body established by the government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2006**			
1.	Specialized state body established by the government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %

6.6. Information regarding transactions concluded by the issuer where self-interest existed (related party deals)

In Q2 2006 OJSC «CenterTelecom» concluded 10 (ten) transactions, where self-interest existed.

Total value of the closed related party deals is 201 873 640 rubles.

All transactions were approved by the Company's Board of Directors.

There were no transactions (several related transactions) valued at over 5% of the book-value of the issuer's assets.

There were no related party transactions (several related transactions) conducted without an approval given by the Board of Directors (Supervisory Board) or by the general meeting of shareholders, ahen such approval was obligatory in accordance with the legislation of the Russian Federation.

6.7. Accounts receivable

Information about the total amount of the issuer's accounts receivable and the total amount of unsettled accounts receivable for H1 2006:

Description	As of 30.06.2006
Accounts receivable, total (lines 230, 240 of form №1), thousand RUR	3 471 288
Including overdue accounts receivable, thousand RUR	331 554
Reserve on bad debt, thousand RUR	1 876 438

Structure of accounts receivable :

на 30.06.2006г.

Type of accounts receivable	Payment date	
	till 1 year	over 1 year
Customers and buyers, RUR	2 560 615 965	-
including overdue, RUR	264 003 319	X
Bills of exchange receivable, RUR	11 929 899	-
including overdue, RUR	-	X
Debt of participants (founders) with respect to contributions to the charter capital, RUR	-	-
including overdue, RUR	-	X
Advance payments made, RUR	146 139 084	-
including overdue, RUR	25 914 025	X
Other accounts receivable, RUR	741 764 916	10 837 942
including overdue, RUR	41 636 615	X
Total, RUR	**3 460 449 864**	**10 837 942**
including overdue, RUR	**331 553 959**	**X**

Debtors, whose each amount of debt is not less than 10 percents of the total accounts receivable (the total amount of accounts receivable as of 30.06.2006 amounts to 5 347 726 thousand rubles, 10% of this amount is 534 773 thousand rubles):

As of 30.06.2006 accounts receivable on OJSC «Rostelecom» amount to 1 178 576 thousand rubles, which is more than 10% of the total amount of accounts receivable (the total amount of accounts payable is 5 347 726 thousand rubles).

Full corporate name of the creditor: *Open Joint-Stock Company «Rostelecom»*
short corporate name: *OJSC «Rostelecom»*
location: *5 Delegatskaya Str., Moscow, 10309*
mail address: *OJSC «Rostelecom», 14 1-st Tverskaya-Yamskaya Str., Moscow, 125047, Russia*
amount of accounts receivable as of 30.06.2006: *1 178 576 thousand rubles.*
Amount of overdue accounts receivable: *overdue accounts receivable amount to 286 thousand rubles.*

Determination of share, which is 10% of the total amount of accounts receivable:
In the balance sheet accounts receivable is given minus reserve on bad accounts receivable, i.e. the total amount of accounts receivable – reserve on bad debts (5 347 726-1 876 438=3 471 288 (thousand rubles)). 10% should be calculated of the total amount of accounts reseivable, i.e. of 5 347 726 thousand rubles.

VII. Accounting reports/financial statements of the issuer

7.1. Annual financial statements of the issuer

a) Annual financial statements of the Issuer for the last completed financial year (2005), compiled in correspondence with the requirements of the RF legislation is provided in the quarterly report of OJSC «CenterTelecom» for Q1 2006.

Explanatory note to the Financial Statements of OJSC «CenterTelecom» for 2005 and Audit report are provided in APPENDIXES № 4 and № 5 to this report.

б) The Issuer doesn't have non-consolidated annual financial statements compiled in correspondence with the IAS or GAAP of the USA.

7.2. Quarterly financial statements of the issuer for the last ended reporting quarter

List of the Quarterly Financial Statements of the Issuer attached to this report:
a) The Quarterly Financial statements of the Issuer for the reporting quarter (Q2 2006) compiled in correspondence with the requirements of the RF legislation:

- Balance sheet (form No. 1);
- Profit and Loss Report (form No. 2).

The Quarterly Financial Statements of OJSC «CenterTelecom» for Q2 2006 are given in Annexes №1 and №2 of this report.

б) The Issuer doesn't have non-consolidated quarterly financial statements compiled in correspondence with the IAS or GAAP of the USA.

7.3. Consolidated financial statements of the issuer for the last full fiscal year

List of consolidated financial statements of the Issuer:
a) The Issuer doesn't compile consolidated financial statements in correspondence with the requirements of the RF legislation.
б) The consolidated financial statements of the Issuer for the last completed financial year (2005) **compiled in correspondence with the IAS**, including the Report of the independent auditors, is provided in ANNEX № 3 of this report.

7.4. Information about the accounting policy of the Issuer

the Accounting Policy of OJSC «Centerelecom» for 2006 was given in the Issuer's quarterly report for Q1 2006.
No changes were made in the Accounting Policy during the reporting period.

7.5. Total value of export and export share in the total sales volume

The Issuer doesn't conduct export of the products (goods, works, services).

7.6. *Information on the value of the Issuer's real estate and the material changes in the Issuer's property that occurred after the date when the last completed financial year ended*

The total value of the Issuer's real estate (land plots, buildings, line and cable communication structures) as of 01.07.2006 made ***11 018 million rubles.***
Depreciation (buildings, communication lines) as of 01.07.2006 made ***3 087.5 million rubles.***

Over the reporting period, the real estate whose value is over 5% of the balance sheet value of the Issuer's assets was not acquired or changed.

Data on the real estate valuated by an independent valuer in the period from 01.07.2005 to 01.07.2006 is given below.

Таблица 7.6.1. Information about real estate, which is owned or rented for long term by the issuer and was evaluated by the independent valuer for conclusion of deals within 12 months before the end of the reporting quarter

Th. rubles

№	**Facility name**	Valuation date (day/ month/year)	Assessed value (thousand rubles)
1	Non-residential building (historical and cultural site of local significance)	31.03.06	4218,64
2	Flat	22.06.05	794,10
3	Radio center building	19.08.05	5 636,00
4	Public call office building	19.10.05	53220,00
5	Linear technical station building	19.10.05	43352,00
6	Three-room flat in dwelling house	26.10.05	126521,00
7	Stable	19.05.2005 revaluation 23.12.05	1114,5
8	Garage building, non-heated extension, fuel storage	10.08.05	371,00
9	Fitters' house	24.10.05	45,00
10	Garage	24.10.05	82,00
11	Warehouse	24.10.05	19,50
12	Non-residential building (garage)	28.11.05	53,00
13	Flat	13.12.05	630,00
14	Part of administrative building	04.10.05	1436,60
15	Three-room flat	27.09.05	1762,90
16	Object under construction	27.09.05	995,20
17	Production building	20.12.05	51,20
18	Production building	29.04.06	60,90
19	Production building	29.04.06	40,70
20	Building of service provision section and radio center	16.01.06	176,00
21	Fitter's production building	09.03.06	175,00

22	Non-residential building	17.03.06	538,18
23	Two-room flat	31.03.06	350,00
24	Production building	01.04.06	85,00
25	Amplifying station and radio center with basement	01.06.06	346,00
26	Diesel building with boiler	01.06.06	85,00
27	Garage building	01.06.06	110,00
28	Communication center building with annex	25.04.06	22,50
29	Non-residential building	22.05.06	574,25
30	Building	22.05.06	1035,56
31	Building	22.05.06	169,45
32	Building	22.05.06	169,45
33	Building	22.05.06	170,60
34	Building	22.05.06	171,74

Таблица 7.6.2. Information real estate, which was evaluated by the independent valuer and was disposed of as a result of the concluded deal (written off the balance sheet)

Th. rubles

№	Facility name	Valuation date (day/ month/year)	Disposition date (day/ month/year)	Value as of Disposition Date		
				Balance-sheet value	Depreciated value	Assessed value
1	Non-residential premises - radio centre	18.05.05	30.06.05	77,20	0,00	269,00
2	One-room flat	25.01.05	15.09.05	280,81		370,00
3	Fitters' house	20.01.05	Sale agreement signed dated 06.07.05	93,60	18,90	290,00
4	Garage			19,20	3,90	
5	Administrative building of operatios engeenering communications department	24.01.05	09.09.05	108,10	14,80	67,40
6	Extension building	06.12.04	06.09.05	342,70	302,60	304,70
7	Automatic exchange building	16.02.05	06.09.05	607,20	0,00	300,00
8	Garage building	16.02.05	06.09.05	263,50	213,70	217,00
9	Garage building	16.02.05	06.09.05	88,90	45,20	46,30
10	Warehouse building	16.02.05	06.09.05	15,60	4,80	24,40
11	Wood-processing workshop, garage	15.06.05	Sale agreement signed dated 07.12.2005	1287,80	1004,90	1349,15
12	Non-residential building of the line maintenance shop of the area telecommunications centre	01.04.05	02.12.05	221,58	0,00	106,5 (с НДС)
13	Garage	01.04.05	02.12.05	39,80	0,00	65,52 (с НДС)
14	Two-room flat	25.02.05	21.10.05	613,25	603,01	620,00
15	Four-room flat	27.01.05	27.09.05	287,09	278,22	441,00
16	Garage-warehouse	10.03.05	05.10.05	133,2	60,8	165,3
17	Boiler-room	22.11.04	08.11.05	25,60	9,60	335,40
18	Garage building	16.02.05	07.11.05	9,18	0,00	12,80
19	Land plot	20.04.05	07.11.05	12,30	12,30	12,30
20	Garage building	02.02.05	01.12.05	14,20	4,30	13,70

21	Fitters' building	02.02.05	01.12.05	10,80	3,30	19,80
22	Warehouse building	02.02.05	01.12.05	7,00	2,10	15,20
23	Non-residential building (battery room)	02.02.05	01.12.05	8,30	2,50	17,80
24	Land plot	08.06.05	12.12.05	41,90	41,90	44,30
25	Annex	11.05.05	07.12.05	565,90	405,20	2470,00
26	Fitters' house/residential / two-room flat	26.11.04	03.08.05	17,00	17,00	14,50
27	Dwelling house	15.03.05	15.12.05	93,79	80,00	83,00
28	Transformer station building of radio center	20.09.05	28.12.05	23,10	0,00	25,40
29	Garage building	14.04.05	11.01.06	357,90	161,80	347,00
30	Garage building	14.04.05	11.01.06	101,60	27,20	152,00
31	Boilerhouse with backrooms	14.04.05	11.01.06	284,70	131,10	236,00
32	Gatehouse on the territory of the Altai-3M complex	14.04.05	11.01.06	82,90	38,10	133,00
33	Operations base	16.07.05	01.03.06	3 400,90	1 747,70	2 151,00
34	Radio center building	11.08.05	24.01.06	29,89	0,00	81,49
35	Radio center building	31.08.05	30.01.06	151,71	12,73	36,50
36	Former building of communication node	04.10.05	16.02.06	99,15	22,14	40,00
37	Part of the workshop	04.10.05	16.02.06	232,50	216,10	204,00
38	Part of the workshop	04.10.05	16.02.06	348,70	324,10	306,00
39	1/3 of shop building	25.05.2005 г.	The object was handed over to the church free of charge (On 23.01.06 the gift agreement № 43 dated 26.12.2005 was registered with the Department of the Federal Registration Service)	17,50	15,60	17,00
40	Building of operatios engeenering communications department -Hostel	10.03.05	disposed on 28.02.06	63,40		92,50
41	Fitters' house	23.12.05	26.04.06	83,09	2,30	40,30
42	Garage	23.12.05	26.04.06	110,79	0,00	311,50
43	Warehouse	23.12.05	26.04.06	18,13	0,00	61,30
44	Office	23.12.05	26.04.06	108,75	0,00	50,00
45	Garage building	05.04.05	07.06.06	211,20	0,00	1 478,00
46	Garage building	05.04.05	07.06.06	100,76	7,98	418,00

Таблица 7.6.3. Information real estate, which was evaluated by the independent valuer and it entered the balance sheet as a result of the deal conclusion

Th. rubles

№	Facility name	Valuation date	Acquisition date	Value as of the acquisition date

		(day/ month/year)	(day/ month/year)	Balance-sheet value	Depreciated value	Assessed value
1	One-room flat	26.11.04	Sale agreement № 418 dated 22.08.2005 (registration date 03.10.2005)	310,60	310,60	295,00
2	Land plot	20.07.05	30.08.05	185,00		185,00
3	Land plot	20.07.05	30.08.05	2,60		2,60
4	Land plot	20.07.05	30.08.05	1,20		1,20
5	Garages building	14.11.05	30.11.05			28,70
6	Radio relay station building	30.11.05	30.11.05			597,70
7	Linear technical station building	18.11.05	25.11.05			113,60
8	Automatic exchange building	28.11.05	30.11.05			198,10
9	Non-residential building of automatic exchange station	20.12.05	29.12.05	37,90		30,40
10	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1122	16.02.06	2159,50	2159,50	2151,81
11	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1187	16.02.06	373,17	373,17	365,41
12	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1191	16.02.06	733,24	733,24	725,60
13	Land plot *	Order of the Territorial department of the	22.03.06	187,76	187,76	180,01

		Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1189				
14	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 29.11.05 № 1136	10.03.06	256,83	256,83	248,69
15	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1195	10.03.06	185,27	185,27	175,87
16	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1150	03.03.06	293,20	293,20	284,74
17	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1149	06.03.06	49,00	49,00	41,12
18	Land plot *	Order of the Territorial department of the Rosimushchestv	06.03.06	77,78	77,78	64,42

		o (Federal Agency on Federal Property Control) dated 07.12.05 № 1193				
19	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1125	06.03.06	8,41	8,41	0,54
20	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.2005 № 1124	20.03.06	18,20	18,20	9,80
21	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 05.12.2005 № 1180	20.04.06	98,10	98,10	89,71
22	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.2005 № 1183	20.04.06	170,20	170,20	159,20
23	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal	21.04.06	293,74	293,74	284,52

		Agency on Federal Property Control) dated 07.12.2005 № 1192				
24	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.2005 № 1141	17.05.06	90,75	90,75	82,80
25	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.2005 № 1134	17.05.06	17,65	17,65	4,32
26	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.2005 № 1132	17.05.06	51,51	51,51	38,31
27	Land plot *	Sale agreement without number dated 15.12.05	23.12.05	0,17	0,17	0,17
28	Land plot *	Sale agreement without number dated 15.12.05	29.12.05	0,05	0,05	0,05
29	Land plot *	Sale agreement № 17 dated 09.12.05	16.12.05	0,83	0,83	0,83

* Redemtion value (assessed) was calculated on the basis of calculation methods specified in the annexes to the oreders on provision of land plots for ownership (divisible by land tax)

7.7. Information about litigations involving the Issuer that may materially affect its financial and business operations

We consider that significant claims can involve:

- claims which value is equal to or exceeds 10 percent of the book value of OJSC «CenterTelecom», which comprises 4,542,878 thousand rubles as of March 31, 2006;

- claims which impede economic activity or are aimed at its prohibition or termination (claims on liquidation, insolvency (bankruptcy) of OJSC «CenterTelecom» and its affiliate and associate companies, on avoidance of their licenses and patents, on collection of debts on taxes and dues to the budget and extrabudgetary funds in a significant volume).

In the 2nd quarter of 2006, as well as during three years preceding the end date of the accounting period OJSC «CenterTelecom» did not participate in significant legal proceedings, which results can (could) influence its financial and economic activity.

During the 3 years preceding to the end date of the accounting period OJSC «CenterTelecom» participated or participates as of the end date of the accounting period as a claimant or defendant in the following legal proceedings:

- concerning claims which value exceeds 6 mln rubles;

- concerning disputes on the ownership right, disputes connected with assignment or possible assignment of the Company's directly or indirectly immovable property.

1. In 2003 the Moscow branch of OJSC «CenterTelecom» brought a claim against the Moscow Regional Registration Chamber and Municipal formation "Chekhov district of Moscow region" in the name of the district's administration on ineffectiveness of the registered ownership right of the Municipal formation to the city telephone and broadcast transmission network owned by OJSC «CenterTelecom» and on recognition of the ownership right of OJSC «CenterTelecom».

The book value of the facilities as of the claim date comprised **8,041 thousand rubles.**

The claims of OJSC «CenterTelecom» were satisfied by the decision of the first instance court of 15.04.2004.

However, the Federal Arbitration Court of Moscow district came to a conclusion that the first instance court had not duly studied all circumstances important for considering the case and making a decision.

By the Decree of the Federal Arbitration Court of Moscow district of July 07, 2004 the decision of the Arbitration Court of Moscow region of April 15, 2004 was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the first instance court of 13.10.2005 the claims of OJSC «CenterTelecom» were once again satisfied.

2. In 2003-2004 Federal State Unitary Company "Russian Television and Radio Broadcasting Network" (FSUC "RTRS") made three claims against OJSC «CenterTelecom» on ineffective privatization of telecommunications companies joint to OJSC «CenterTelecom» as a result of reorganization, in the part of transferring property of TV and radio broadcasting centers to them:

1) FSUC "RTRS" brought a claim to the Arbitration Court of Kaluga region on ineffectiveness of Clause 6.1 of the OJSC «CenterTelecom»'s Charter in the part of including four facilities to the registered capital of OJSC «CenterTelecom»: a tower in Maloyaroslavets, radiodetector Kirov-Manino-Lyudinovo, radiodetector Manino-Betlitsa and radiodetector Kirov-Novoalexandrovsky in Kaluga region. In 2004 the book value of the property comprised 747 937 rubles. 03 kop., though the total sum of the claim was **27 438 thousand rubles.,** which comprised the property value as of 01.07.92 without revaluation.

Territorial administration of the Russian Federation Ministry of Property participated in the proceedings as a third party with independent claims.

By the decision of the first instance court of 25.06.2004 the claim of FSUC "RTRS" was dismissed.

The appeals instance discharged the decision of the first instance court and made a new decision on satisfaction of the FSUC "RTRS"'s claim.

On November 05, 2004 the cassational instance discharged the decision of the appeals instance and remained the decision of the first instance court of 25.06.2004 on dismissal of the FSUC "RTRS"'s claim unchanged.

2) In 2004 FSUC "RTRS" brought a claim to the Arbitration Court of Moscow region on application of consequences of a void privatization transaction of State Communications and Information Technology Company "Rossvyazinform" of Moscow region in the part of including the

TV translator located in Stupino of Moscow region to the registered capital of OJSC «CenterTelecom» and its return to the Russian Federation state property. The book value of the building as of the claim date was equal to zero (100% amortization).

By the decision of the Arbitration Court of Moscow region of 09.08.04 FSUC "RTRS"'s claim was dismissed.

By the Decree of the Federal Arbitration Court of Moscow district of 09.12.04 the decision of the first instance court was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the Arbitration Court of Moscow region of 14.03.05 the claim of FSUC "RTRS" was once again dismissed.

By the Decree of the Federal Arbitration Court of Moscow district of July 13, 2005 the decision of the Arbitration Court of Moscow region of March 14, 2005 remained unchanged and the cassation of Federal State Unitary Company "Russian Television and Radio Broadcasting Network" was not satisfied.

3) In 2003 FSUC "RTRS" made a claim on application of consequences of a void privatization transaction in the part of including the building of the Regional Radio and Television Transmitting Center located in Ryazan in the registered capital of OJSC Elektrosvyaz of Ryazan region. The book value of the building comprised **397,54 thousand rubles.** By the decision of the first instance court of 14.01.2004 the claim of FSUC "RTRS" was dismissed. By the Decrees of the appeals and cassational instances the decision of the first instance court remained unchained.

3. Public Company Federal Postal Communications Agency of Moscow Region (hereinafter referred to as PC FPCA MR) brought a claim to the Arbitration Court of Moscow region on ineffectiveness of the registered ownership right of OJSC «CenterTelecom» to premises located at the address: Moscow region, Taldom, 1, Sobtsova St., with the total area of 524,1 square m.

The Arbitration Court of Moscow region dismissed the claim of PC FPCA MR on 28.12.04. By the decree of the appeals instance of 04.04.05 the decision of the Arbitration Court of Moscow region of 22.12.04 remained unchanged and the appeal of PC FPCA MR was not satisfied.

By the Decree of the Federal Arbitration Court of Moscow district of August 01, 2005 the decision of the Arbitration Court of Moscow region of 28.12.04 and the decree of the Tenth Arbitration Appeal Court of April 04, 2005 remained unchanged and the cassation of PC FPCA MR was not satisfied.

The Russian Federation Federal Arbitration Court disallowed to submit this case to the General Committee of the Russian Federation Federal Arbitration Court.

4. In 2005 the Property Management Committee of Istra region of Moscow region (hereinafter referred to as PMC of Istra region) submitted an application to the Istra City Court on recognition of the municipal ownership right to the property consisting of cable telephone network sewage with the length of 40,090 m and 699 cable wells located at the address: Moscow region, Istra.

By the decision of the first instance court of September 09, 2005 the claims of PMC of Istra region were satisfied.

By the decision of the Moscow District Civil Court Board of 28.11.2005 the above decision was discharged and the case was submitted to the first instance court for a new consideration.

5. In 2005 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Moscow region on ineffective refusal of PC Federal Regional Court of Moscow region to register the ownership right of OJSC «CenterTelecom» to line cable communications facilities located in Istra and the obligation to carry out the state registration of rights to this property. By the court decision of March 29, 2006 the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of June 08, 2006 the court decision remained unchanged.

6. In 2005 OOO NTK brought a claim to the Arbitration Court of Moscow region on ineffectiveness of the ownership right to line cable communications facilities located in Noginsk of Moscow region registered by OJSC «CenterTelecom».

By the court decision of 14.11.2005 the claim of OOO NTK was dismissed.

By the decree of the appeals instance of February 26, 2006 the decision of the first instance court remained unchanged and the appeal of OOO NTK was not satisfied.

7. FSUC Post of Russia in the name of its branch Federal Postal Communications Administration of Lipetsk region brought a claim to the Arbitration Court of Lipetsk region on ineffective registration of OJSC «CenterTelecom»'s ownership right to administrative building

located at the address: Lipetsk region, Usman, 79, Lenina St., and registration record in the immovable property rights register, as well as on the claimant's right to economic control of a part of the above administrative building. At the court cession the claimant's representative filed an application on a full abandonment of the claim accepted by the court on February 13, 2006. The Arbitration Court of Lipetsk region made a decision to terminate the proceedings in case.

8. On 27.06.06 the Arbitration Court of Lipetsk region made a decision on recognition of the federal ownership right of the Russian Federation to non-residential premises with the area of 1395,3 square km occupied by a postal communications branch of Usmansk postal office of Lipetsk region in the administrative building and non-residential premises with the area of 211,3 square km in the garage building with an adjacent structure located at the address: Lipetsk region, Usman, 79, Lenina St., at the claim of the territorial administration of the Federal Agency on Federal Property Management of Lipetsk region made to OJSC «CenterTelecom» in the name of its Lipetsk branch, the third party was FSUC "Post of Russia".

9. In 2005 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Yaroslavl region against CJSC "Regional Communications' Company" on collecting **83,753 thousand rubles.** under the contract of guarantee.

By the decision of the Arbitration Court of Yaroslavl region of September 29, 2005 61,590 thousand rubles. were collected from CJSC "Regional Communications' Company" in favor of OJSC «CenterTelecom», the part of collecting of 22,163 thousand rubles. of interest was dismissed. The Company received a warrant of execution.

10. In 2005 Mr. V.D. Kazmin brought a claim against the Lipetsk branch of OJSC «CenterTelecom» on compulsory execution of telephone communications usage contract and collection of moral harm compensation in the amount of **30 mln rubles**. On September 15, 2005 The Oktyabr regional court of Lipetsk made a decision to refuse satisfaction of the claim of V.D. Kazmin in the part of compulsory execution of the contract and collected 1000 rubles. for moral harm compensation from OJSC «CenterTelecom». The cassation of V.D. Kazmin was dismissed and the decision of the first instance court remained uncharged.

11. In 2005 OJSC MGTS brought a claim to the Arbitration Court of Moscow region on collecting the sum of unjust enrichment comprising **8,7 mln rubles.** from OJSC «CenterTelecom».

By the court decision of 13.12.2005 the claims of OJSC MGTS were satisfied.

By the decree of the Tenth Arbitration Appeal Court of 14.03.06 the appeal of OJSC «CenterTelecom» was satisfied, the decision of the first instance of 13.12.05 was discharged and the claim of OJSC MGTS was dismissed.

By the decree of the cassational instance of June 13, 2006 this judicial act remained unchanged and the cassation of OJSC MGTS was not satisfied.

12. In 2005 the Russian Federation Ministry of Finance brought a claim to the Arbitration Court of Moscow region against OJSC «CenterTelecom» on collecting **458,638 thousand rubles.** under the bond of the allocated credit line to the federal budget.

As of the end date of the accounting period the claim is being considered.

OJSC «CenterTelecom» expects to settle the dispute by an amicable agreement.

13. Voronezh branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Yaroslavl region on recognition of the ownership right to a section of telephone sewage with the length of 5263,70 m located in Yaroslavl. Presently the ownership right to this section is registered by Yaroslavl. The claim is being considered.

14. On April 24, 2006 the Interregional Inspection of the Russian Federation Federal Tax Service on Major Taxpayers No. 7 made Decision No. 4 on bringing OJSC «CenterTelecom» to tax responsibility for tax violation.

On April 27, 2006 Claim No. 81 was addressed to OJSC «CenterTelecom» on the Company's voluntarily paying taxes and tax sanctions in the amount of **2 067 066 thousand rubles.**

On May 03, 2006 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Moscow on illegality of Decision No. 4 of the tax inspection.

On May 05, 2006 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Moscow on illegality of Claim No. 81 of the tax inspection.

On May 10, 2006 OJSC «CenterTelecom» submitted an application to the Arbitration Court of Moscow on taking measures on securing the claim. By the decision of to the Arbitration Court of Moscow of May 11, 2006 the above application of the Company was satisfied. The Interregional

Inspection of the Russian Federation Federal Tax Service on Major Taxpayers No. 7 brought an appeal to be considered on July 24, 2006.

On May 17, 2006 OJSC «CenterTelecom» submitted an application to the Arbitration Court of Moscow on taking measures on securing the claim with application of a bank guarantee. The guarantor was Promsvyazbank Joint-Stock Commercial Bank. By the decision of the Arbitration Court of Moscow of May 18, 2006 the Company's application on taking measures on securing the claim was not satisfied. OJSC «CenterTelecom» brought an appeal to be considered on July 17, 2006.

By the decision of the Arbitration Court of Moscow of June 06, 2006 the proceedings under the claim of OJSC «CenterTelecom» on illegality of Claim No. 81 of the Interregional Inspection of the Russian Federation Federal Tax Service on Major Taxpayers No. 7 was suspended till the effectiveness of the court decision on the case concerning illegality of Decision No. 4 of 24.04.06 of the Interregional Inspection of the Russian Federation Federal Tax Service on Major Taxpayers No. 7.

Consideration of the case on illegality of Decision No. 4 of 24.04.06 of the Interregional Inspection of the Russian Federation Federal Tax Service on Major Taxpayers No. 7 is fixed on July 20, 2006.

15. In the 2nd quarter of 2006 OOO NPK Tekhnologii, Materialy I Innovatsii brought a claim to the Arbitration Court of Moscow region on collecting the debt on performed work payment and interest for using the borrowed monetary funds comprising **6,121 thousand rubles.** from OJSC «CenterTelecom».

By the decision of the Arbitration Court of Moscow region of May 04, 2006 the claim of OOO "NPK Technologies, Materials and Innovations" was shelved.

By the decree of the appeals instance of June 06, 2006 the Decision of the Arbitration Court of Moscow region was discharged and the case was submitted to the first instance court for a new consideration. The consideration is fixed on July 24, 2006.

16. In 2003 the Arbitration Courts of Moscow District refused to satisfy two claims brought on behalf of OJSC «CenterTelecom» on collecting **8,058 thousand rubles.** and **5,975 thousand rubles.** of expenses connected with communications service payment allowances granted to veterans by OJSC «CenterTelecom» from the Russian Federation in the name of the Ministry of Finance on account of the Russian Federation treasury.

OJSC «CenterTelecom» submitted a complaint to the Russian Federation Supreme Arbitration Court on reconsidering these juridical acts in the exercise of supervisory powers, but judges of the Russian Federation Supreme Arbitration Court made decisions to reject the transfer of the decisions of the Arbitration Court of Moscow and decrees of the Federal Arbitration Court of Moscow district for reconsideration acts in the exercise of supervisory powers to the Presidium of the Russian Federation Supreme Arbitration Court.

In 2004 OJSC «CenterTelecom» submitted claims to the Arbitration Court of Moscow on reconsideration of decision in view of the newly opened circumstances.

By the court decision of 27.09.04, the unchanged decree of the appeals instance of 01.02.05 and the decree of the cassational instance of 26.04.05 the claims were not satisfied.

17. In 2003 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tula branch to veterans from the Russian Federation in the name of the Russian Federation Ministry of Finance. The claim amount comprised **92,989 thousand rubles.**

By the decision of the Arbitration Court of Moscow of 24.05.2004 the claims of OJSC «CenterTelecom» were satisfied. The appeals instance by the decree of 01.09.04 satisfied the appeals of the Russian Federation Ministry of Finance and dismissed the claim of OJSC «CenterTelecom». On October 25, 2004 the cassational instance did not change the decree of the appeals instance and did not satisfy the cassation of OJSC «CenterTelecom».

On 18.03.2005 OJSC «CenterTelecom» submitted a complaint to the Russian Federation Constitutional Court concerning violation of constitutional rights, in which the claimant requested the Russian Federation Constitutional Court to check constitutionality of Clause 2, Article 124 of the Russian Federation Civil Code in the interpretation it was used by the federal Arbitration Courts of Moscow district in the case of OJSC «CenterTelecom».

By the decision of the Russian Federation Constitutional Court of July 05, 2005 the complaint of OJSC «CenterTelecom» was not accepted.

18. On May 13, 2004 the Arbitration Court of Moscow made a decision on satisfying the claim brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Ministry of Finance, the Ministry of Public Health and Social Development and the Tambov region social protection office on collecting **10,432 thousand rubles**. of losses incurred in connection with communications service payment allowances granted by the Tambov branch to veterans. The appeals and the cassational instances remained the decision of the first instance court unchanged. The Ministry of Public Health and Social Development brought a claim to the Russian Federation Supreme Arbitration Court on reconsideration of the above judicial acts in the exercise of supervisory powers. By the decision of the Russian Federation Supreme Arbitration Court the claimant was refused to submit the legal proceedings to the Presidium of the Russian Federation Supreme Arbitration Court for their reconsideration in the exercise of supervisory powers. The warrant of execution was executed in the established order in 2004.

19. On June 28, 2004 the Arbitration Court of Voronezh region made a decision on the claim brought by the Voronezh branch of OJSC «CenterTelecom» on collecting losses incurred by OJSC «CenterTelecom» in connection with granting communications service payment allowances to individual categories of citizens in the amount of **10,607 thousand rubles.** from the Russian Federation treasury. The warrant of execution was executed in the established order in 2005.

20. The Voronezh branch of OJSC «CenterTelecom» brought **3 claims** to the Arbitration Court of Voronezh region to the total amount of **49,708 thousand rubles.** on collecting losses incurred by OJSC «CenterTelecom» in connection with granting communications service payment allowances to individual categories of citizens under laws "On veterans", "On social protection of the disabled in the Russian Federation" and the Law "On social protection of citizens exposed to radiation consequent on the disaster at the Chernobyl atomic power exchange" from the Russian Federation treasury. The claims were satisfied by the decisions of the first instance court of 15.12.04 and 21.12.04. The warrants of execution were executed in the established order in 2005

21. The Voronezh branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Voronezh region on collecting losses incurred by OJSC «CenterTelecom» in connection with granting communications service payment allowances to individual categories of citizens from the Russian Federation treasury. The claim amount comprised **20,646 thousand rubles.** The claim was satisfied by the decision of the first instance court. The warrant of execution was executed in the established order in 2004.

22. In 2004 a claim was brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tula branch of OJSC «CenterTelecom» to veterans in 2003. The claim amount comprised **17,025 thousand rubles**. The first instance court refused to satisfy the claims. By the decree of the appeals instance of 16.06.05 the decision of the first instance court remained unchanged and the appeal of OJSC «CenterTelecom» was not satisfied. By the decree of the Federal Arbitration Court of Moscow region of September 13, 2005 the decision of the first instance court and the decree of the appeals instance were discharged and the case was submitted to the first instance court for a new consideration. In the 4th quarter of 2005 by the decision of the first instance court the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was issued.

23. In 2004 a claim was brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Bryansk branch of OJSC «CenterTelecom» to veterans during 2001-2003. The claim amount comprised **28,164 thousand rubles.** By the decision of the Arbitration Court of Moscow of 18.02.05 the above amount was collected from the Russian Federation Ministry of Finance on account of the Russian Federation treasury funds. By the decree of the appeals instance of 25.05.2005 the appeal of the Ministry of Finance was satisfied, the decision of the first instance court was discharged and the claim of OJSC «CenterTelecom» was dismissed. By the Decree of the Federal Arbitration Court of Moscow region of August 12, 2005 the decree of the appeals instance was discharged, the decision of the first instance court of February 18, 2005 remained effective and the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in 2006.

24. In 2004 a claim was brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Ivanovo branch of OJSC «CenterTelecom» to veterans during 2001-2003. The claim amount comprised **20,137 thousand rubles.** The first instance court dismissed the claim. By the decree of the appeals instance the decision of the first instance court remained unchanged and the appeal of OJSC «CenterTelecom» was not satisfied. On 24.05.05 the cassational instance discharged the decree of the appeals instance and the decision of the first instance court and submitted the case for a new consideration. By the decision of the first instance court of August 30, 2005 the claims of OJSC «CenterTelecom» were satisfied. The Company received a warrant of execution submitted to the Russian Federation Ministry of Finance as of the end date of the accounting period for execution in the established order.

25. In 2004 a claim was brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tver branch of OJSC «CenterTelecom» to veterans and disabled in 2003. The claim amount comprised **19,711 thousand rubles.** By the decision of the first instance court unchanged by the appeals instance dismissed the claim. By the decree of the Federal Arbitration Court of Moscow region of August 04, 2005 the decision of the first instance court and the decree of the appeals instance were discharged and the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in June 2006.

26. In 2004 a claim was brought to the Arbitration Court of Yaroslavl region on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Verkhnevolzhsk branch of OJSC «CenterTelecom» to veterans and disabled. The claim amount comprised **38,211 thousand rubles.** By the decision of the first instance court of 27.06.05 the claims of OJSC «CenterTelecom» were partially satisfied to the amount of 32,779 thousand rubles. The appeals instance remained the decision of the first instance court unchanged and did not satisfy the appeal of the Russian Federation Ministry of Finance. In the 4th quarter of 2005 9,977 thousand rubles. were collected from the treasury of Yaroslavl region; in June 2006 22,801 thousand rubles. were collected from the Russian Federation treasury.

27. In 2005 a claim was brought to the Arbitration Court of Smolensk region on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Smolensk branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **53,326 thousand rubles.** By the decision of the first instance court of 04.05.2005 the claim was satisfied. By the decree of the appeals instance of September 01, 2005 the decision of the first instance court remained unchanged and the appeal of the Russian Federation Ministry of Finance was not satisfied. The warrant of execution was executed in the established order in the 2nd quarter of 2006.

28. In 2004 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Moscow branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **217,306 thousand rubles.** By the decision of the first instance court of 16.02.05 the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of 22.04.05 the decision of the first instance court remained unchanged and the appeal of the third party – the Russian Federation Ministry of Public Health and Social Development – was not satisfied. OJSC «CenterTelecom» received the warrant of execution and submitted it to the Russian Federation Ministry of Finance for its execution in the established order, however, simultaneously with the aforesaid, Russian Federation Ministry of Public Health and Social Development brought a cassation. By the decree of the Federal Arbitration Court of Moscow region of July 19, 2005 the decision of the first instance court and the decree of the appeals instance remained unchanged and the cassation was not satisfied. As of the end date of the accounting period

the warrant of execution is submitted to the Russian Federation Ministry of Finance for its execution in the established order.

29. A claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Moscow branch of OJSC «CenterTelecom» to veterans in 2001-2003. The claim amount comprised **144,758 thousand rubles.**

By the decision of the Arbitration Court of Moscow of 06.04.05 the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of 16.06.05 the decision of the first instance court remained unchanged and the appeal was not satisfied.

OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

30. A claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Moscow branch of OJSC «CenterTelecom» to veterans in 2001-2003. The claim amount comprised **261,602 thousand rubles.** The first instance court did not satisfy the claim. By the decree of the appeals instance the decision of the first instance court was discharged and the claims of OJSC «CenterTelecom» were satisfied. By the decree of the cassational instance of August 29, 2005 the decree of the appeals instance remained unchanged and the cassations of the Russian Federation Ministry of Finance and Russian Federation Ministry of Public Health and Social Development were not satisfied. OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

31. A claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **11,784 thousand rubles.** By the decision of the first instance court of 09.06.05 the claims of OJSC «CenterTelecom» were satisfied. The warrant of execution was executed in 2005.

32. A claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Moscow branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **4,801 thousand rubles.** By the decision of the first instance court the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of 06.07.05 the decision of the first instance court remained unchanged and the appeal of the Russian Federation Ministry of Public Health and Social Development was not satisfied. OJSC «CenterTelecom» received the warrant of execution and submitted it to the Russian Federation Ministry of Finance for its execution in the established order, however, simultaneously with the aforesaid, Russian Federation Ministry of Public Health and Social Development brought a cassation. By the decree of the Federal Arbitration Court of Moscow region of August 23, 2005 the decision of the first instance court and the decree of the appeals instance remained unchanged and the cassation was not satisfied. The warrant of execution was executed in June 2006.

33. A claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tambov branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **15,322 thousand rubles.** By the decision of the first instance court of July 25, 2005 the claims of OJSC «CenterTelecom» were satisfied. The court decision came into its legal power. OJSC «CenterTelecom» received the warrant

of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

34. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Belgorod branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **20,791 thousand rubles.** By the decision of the first instance court of September 21, 2005 the claims of OJSC «CenterTelecom» were satisfied. OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

35. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Moscow branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **15,991 thousand rubles.** By the decision of the first instance court the claims of OJSC «CenterTelecom» were satisfied. OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

36. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Kaluga branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **54,017 thousand rubles.** The first instance court satisfied the claims of OJSC «CenterTelecom». OJSC «CenterTelecom» received the warrants of execution which are submitted to the Russian Federation Ministry of Finance for their execution in the established order as of the end date of the accounting period.

37. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **17,328 thousand rubles.** The first instance court satisfied the claims of OJSC «CenterTelecom». OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

38. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to disabled. The claim amount comprised **15,942 thousand rubles.** The first instance court satisfied the claims of OJSC «CenterTelecom». OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

39. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tambov branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **26,713 thousand rubles.** By the decision of the first instance court of November 08, 2005 the claims of OJSC «CenterTelecom» were satisfied. OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

40. In 2005 the Kursk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Kursk region against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in 2002 in connection with

communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to disabled. The claim amount comprised **8,804 thousand rubles.** By the decision of the first instance court of October 24, 2005 the claims of OJSC «CenterTelecom» were satisfied. OJSC «CenterTelecom» received the warrant of execution which is being executed as of the end date of the accounting period.

41. In 2005 the Kursk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Kursk region against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in 2002 in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **10,257 thousand rubles.** The claim was satisfied. OJSC «CenterTelecom» received the warrant of execution which is being executed as of the end date of the accounting period. However, on May 22, 2006 the Russian Federation Ministry of Public Health and Social Development brought a cassation. As of the end of the accounting period the cassation is being considered.

42. In 2005 the Vladimir branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Vladimir region against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Vladimir branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **12,262 thousand rubles.** The claim was partially satisfied: 10,391 thousand rubles. of losses were collected in favor of OJSC «CenterTelecom». The court refused to collect the VAT amount of 1,871 thousand rubles. OJSC «CenterTelecom» received the warrant of execution which is submitted to the Russian Federation Ministry of Finance for its execution in the established order as of the end date of the accounting period.

43. In 2005 a claim was brought to the Arbitration Court of Moscow on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Bryansk branch of OJSC «CenterTelecom» to veterans. The claim amount comprised **29,521 thousand rubles.** By the decision of the Arbitration Court of Moscow of June 15, 2006 the claim was satisfied.

44. In 2005 5 claims were brought on behalf of OJSC «CenterTelecom» against the Russian Federation in the name of the Russian Federation Ministry of Public Health and Social Development on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Belgorod branch of OJSC «CenterTelecom» to veterans and disabled in 2003-2004. Te total claim amount comprised **77,136 thousand rubles.**

The result of the claims consideration:

1 claim brought to the amount of 8,312 thousand rubles. was satisfied in the full volume by the decision of the Arbitration Court of February 06, 2006. OJSC «CenterTelecom» received the warrant of execution;

1 claim brought to the amount of 10,628 thousand rubles. was satisfied partially to the amount of 8,857 thousand rubles. by the decision of the Arbitration Court of 05.05.06. The court refused to satisfy the claims of OJSC «CenterTelecom» in the part of collecting 1,771 thousand rubles. OJSC «CenterTelecom» brought an appeal;

1 claim brought to the amount of 27,983 thousand rubles. was satisfied partially to the amount of 22,946 thousand rubles. by the decision of the Arbitration Court of 05.05.06. The court refused to satisfy the claims of OJSC «CenterTelecom» in the part of collecting 5,037 thousand rubles. OJSC «CenterTelecom» brought an appeal;

1 claim brought to the amount of 19,343 thousand rubles. was satisfied partially to the amount of 15,861 thousand rubles. by the decision of the Arbitration Court of 05.05.06. The court refused to satisfy the claims of OJSC «CenterTelecom» in the part of collecting 3,482 thousand rubles. OJSC «CenterTelecom» brought an appeal.

1 claim brought to the amount of 10,870 thousand rubles. is being considered.

45. In 2005 the Tver branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Tver region against to Population Social Protection Department of the Administration of Tver region and the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the

Tver branch of OJSC «CenterTelecom» under the Russian Federation Federal Law "On social protection of the disabled". The claim amount comprised **7,756 thousand rubles.** The claim was satisfied by the decision of the Arbitration Court of Tver region of 20.02.06. OJSC «CenterTelecom» received a warrant of execution.

46. In 2005 the Tver branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Tver region against to Population Social Protection Department of the Administration of Tver region and the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tver branch of OJSC «CenterTelecom» under the Russian Federation Federal Law "On veterans". The claim amount comprised **24,705 thousand rubles.** The claim was satisfied by the decision of the Arbitration Court of Tver region of 20.02.06. OJSC «CenterTelecom» received a warrant of execution.

47. In 2006 the Tver branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Tver region against to Population Social Protection Department of the Administration of Tver region and the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tver branch of OJSC «CenterTelecom» under the Russian Federation Federal Law "On veterans". The claim amount comprised **13,874 thousand rubles.** The claim is being considered as of the end date of the accounting period.

48. In 2006 the Tver branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Tver region against to Population Social Protection Department of the Administration of Tver region and the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Tver branch of OJSC «CenterTelecom» under the Russian Federation Federal Law "On veterans". The claim amount comprised **6,055 thousand rubles.** The claim is being considered as of the end date of the accounting period.

49. In 2005 the Verkhnevolzhsk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Verkhnevolzhsk region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Verkhnevolzhsk branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **6,411 thousand rubles.** The claims of OJSC «CenterTelecom» were not satisfied. By the decree of the appeals and cassational instances the decision of the first instance court remained unchanged.

50. In 2005 the Verkhnevolzhsk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Verkhnevolzhsk region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Verkhnevolzhsk branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **6,498 thousand rubles.** The claims of OJSC «CenterTelecom» were not satisfied. By the decree of the appeals and cassational instances the decision of the first instance court remained unchanged.

51. In 2005 the Verkhnevolzhsk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Verkhnevolzhsk region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Verkhnevolzhsk branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **28,711 thousand rubles.** The claims of OJSC «CenterTelecom» were satisfied. OJSC «CenterTelecom» received a warrant of execution.

52. In 2005 the Verkhnevolzhsk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Verkhnevolzhsk region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Verkhnevolzhsk branch of OJSC «CenterTelecom» to individual categories of citizens. The claim amount comprised **34,904 thousand rubles.** By the decision of the first instance court the claim was satisfied to the amount of 25,012 thousand rubles. and was dismissed to the amount of 9,892 thousand rubles.

53. The Voronezh branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Voronezh region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted

by the Voronezh branch of OJSC «CenterTelecom» to individual categories of citizens in 2004 under the Russian Federation Federal Law "On veterans". The claim amount comprised **27,310 thousand rubles.** By the court decision of May 23, 2006 the claim was satisfied.

54. The Voronezh branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Voronezh region against the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Voronezh branch of OJSC «CenterTelecom» to individual categories of citizens in 2004 under the Russian Federation Federal Law "On social protection of the disabled in the Russian Federation". The claim amount comprised **37,808 thousand rubles.** The claim is being considered.

55. The Ryazan branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court against the Russian Federation in the name of the Russian Federation Ministry of Finance, Department of Public Health and Population Social Protection in Ryazan region and the Population Social Protection Department of Ryazan on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Voronezh branch of OJSC «CenterTelecom» to individual categories of citizens in 2003-2004 under the Russian Federation Federal Law "On social protection of the disabled in the Russian Federation". The claim amount comprised **23,194 thousand rubles.** The claim is being considered.

56. The Kursk branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court against the Russian Federation in the name of the Russian Federation Ministry of Finance on collecting losses incurred by OJSC «CenterTelecom» in connection with communications service payment allowances granted by the Kursk branch of OJSC «CenterTelecom» to individual categories of citizens under the Russian Federation Federal Law "On social protection of the disabled in the Russian Federation". The claim amount comprised **12,471 thousand rubles.** The claim is being considered.

VIII. Additional information about the issuer and outstanding securities issued by it

8.1. Additional information about the issuer

8.1.1. Legal (charter) capital of the issuer: amount and structure

The Issuer's authorized capital as of the end of the last reporting quarter is:
6 311 998 965 rubles
Authorized capital layout by category of stocks:
Ordinary stocks:
Total nominal value: *4 734 020 499 rubles*
Share in the charter capital: *75.000337 %*
A type preference stock:
Total nominal value: *1 577 978 466 rubles*
Share in the charter capital: *24.999663 %*

Part of the Issuer's shares are circulating outside the Russian Federation in the form of **American Depositary Receipts (ADR) level 1.**

Category (type) of shares circulating outside the Russian Federation: *ordinary registered shares*
Share of stocks circulating outside the Russian Federation of the total amount of the stokes of the corresponding category (type): *2.842 %*
Name, location of foreign issuer, which securities certify the right in respect of the Issuer's shares of the corresponding category (type): ***Depository of the Company's ADR program is J.P. Morgan Chase Bank (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London E1W1YT United Kingdom).***
Concise description of the securities issue program (type of the program) of the foreign issuer certifying the right in respect of the shares of the corresponding category (type): *level 1 ADR*

Information about the receipt of permission from the federal executive body on securities market for the Issuer's shares of the corresponding category (type) circulation outside the Russian Federation (if applicable):

The stock overseas circulation permit is issued in compliance with the Russian FCSM Resolution No. 03-17/nc dated April 1, 2003. At the moment the following overseas circulation permits are received for the shares of OJSC «CenterTelecom»:

- ***Russian FCSM Resolution No. 702-r dated August 16, 2001 for the ADR program of the 1st level for 334 185 Company's ordinary stocks;***
- ***March 18, 2002 #323/r for Level I ADR Program for 334,185,000 underlying ordinary shares of the Company (due to share split);***
- ***Russian FCSM Resolution No. 1818/r dated August 16, 2001 for the ADR program of the 1st level for circulation of 802 000 000 Company's ordinary stocks (due to association of 16 telecommunication companies of the Central region to OJSC Central Telecommunications Company);***
- ***Russian FCSM Decree No. 05-58/nz-i dated January 19, 2005 for the ADR program of the 1st level for 623 312 699 Company's ordinary stocks (document in force as of the end of the reporting quarter).***

Name of the foreign trade organizer (trade organizers), via which forieng issuer's securities certifying the right in respect of the Issuer's shares circulate (if there is such circulation): ***ADR of the 1st level for the Company's ordinary shares are traded in the US OTC market (CRMUY), Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) Stock Exchanges.***

Other information about the circulation of the Issuer's shares outside the Russian Federation given by the Issuer at its own discretion:

Program of American depository receipts (ADR) of the 1st level for ordinary stocks of OJSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission.

One depository receipt represents 100 Company's ordinary stocks.

8.1.2. Changes in the charter (contributed) capital (unit fund) of the issuer

Information about changes in the charter (contributed) capital (unit fund) of the issuer during the last 5 completed financial years:

Amount of the Issuer's authorized capital (at the beginning of the period), RUR	Authorized capital composition (at the beginning of the period)	Name of the Issuer's administration body that adopted a decision on the changes in amount of the Issuer's authorized capital	Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	Amount of the Issuer's authorized capital before change, RUR
2001				
185 589 300	Обыкновенные акции: Ordinary stocks: Total nominal value (rubles): 135 480 300 share in the charter capital: 73.00006 % Preferred stock, B type:	-	-	185 589 300

	Total nominal value (rubles): 3 711 600 share in the charter capital: 1.9999 % Preferred stock, A type: Total nominal value (rubles): 46 397 400 share in the charter capital: 25.00004 %			
2002				
185 589 300,0	Ordinary stocks: Total nominal value (rubles): 135 480 300 share in the charter capital: 73.00006 % Preferred stock, B type: Total nominal value (rubles): 3 711 600 share in the charter capital: 1.9999 % Preferred stock, A type: Total nominal value (rubles): 46 397 400 share in the charter capital: 25.00004 %	Board of Directors of Open Joint-Stock Company Central Telecommunication Company	July 29, 2002 Minutes No. 6	631 199 896,5
2003				
631 199 896,5	Ordinary stocks: Total nominal value (rubles): 473402 049.9 share in the charter capital: 75.000337 % Preferred stock, A type: Total nominal value (rubles): 157 797 846.6 share in the charter capital: 24.999663 %	-	-	631 199 896,5
2004				
631 199 896,5	Ordinary stocks: Total nominal value (rubles): 473402 049.9 share in the charter capital: 75.000337 % Preferred stock, A type: Total nominal value (rubles): 157 797 846.6 share in the charter capital: 24.999663 %	-	-	631 199 896,5
2005				



631 199 896,5	Ordinary stocks: Total nominal value (rubles): 473402 049.9 share in the charter capital: 75.000337 % Preferred stock, A type: Total nominal value (rubles): 157 797 846.6 share in the charter capital: 24.999663 %	General annual meeting of shareholders of the open joint-stock company Central Telecommunication Company	11.06.2004 Minutes № 12	6 311 998 965,0



8.1.3. Allocations to and making use of the reserves and other funds of the issuer

(1) Fund name: ***reserve fund***
According to the Company's Charter approved by the General Shareholders Meeting, reserve fund is set up in the Company to the amount of 5% of the Company's authorized capital. The Company's reserve fund is set up out of compulsory annual allocations of at least 5% from the Company's net profit until it reaches the amount established in this item. The reserve fund is intended for covering of the Company's losses and retirement of the Company's bonds and redemption of the Company's stock in the absence of other means. The reserve fund cannot be used for any other purposes.

Reserve fund as of 30.06.2006 – 64 985 thousand rubles.

Period	Amount of the fund established by constituent documents	Amount of the fund as of 30.06.2006		Amount of allocations to the fund during the period, thousand rubles	Amount of fund means used over a year (thousand rubles) and lines for their use
		in money terms, thousand rubles	in % of the charter capital		
H1 2006	5% of the charter capital	64 985	1,03%	33 425	In H1 2006 assets of the fund were not used.

Other funds weren't created.

Reserve for bad debts on accounts receivable as of 30.06.2006 made 1 876 438 thousand rubles. Reserve for bad debts for H1 2006 was used to cover doubtful accounts receivable to the amount of 103 327 thousand rubles.

8.1.4. Convening and conducting meetings (sessions) of the issuer's supreme governing body

Name of the Issuer's supreme management authority: ***General Meeting of Shareholders***

Procedure for notification to shareholders (participants) on holding of a meeting of the Issuer's supreme management authority:

Notification on holding of a general shareholders' meeting shall be made at least within 30 days prior to its holding.

In case the proposed agenda of an extraordinary general meeting of shareholders contains an item on election of the Company's Board of Directors, the notification on holding of an extraordinary general meeting of shareholders shall be made at least within 50 days before its holding date.

If extraordinary general meeting of shareholders is convoked on demand of the Company's Audit Commission, Auditor or shareholders (shareholder) who owns at least 10% of the voting stocks of the Company, the notification should be made not less than 20 days before its holding date.

Within the set term, the notification on holding of a GM shall be submitted to each person indicated in the list of persons entitled to participate in the shareholders' general meeting by registered mail or delivered to each of the said persons upon signature or published in the Rossiyskaya Gazeta.

Persons (authorities) entitled to convene (request convention) of an extraordinary meeting of the Issuer's supreme management body and procedure for submitting (making) such requests:

- Board of Directors upon its own initiative,
- Company's auditing committee,
- Company's auditor,
- Shareholder (shareholders) owning at least 10% of the Company's voting shares as of the date of request.

Request on holding of an extraordinary meeting may be submitted by:

- mailing at the address (location) of the Company's one-man executive agency contained in the united state register of legal entities
- delivery upon signature to the person performing functions of the Company's one-man executive agency, Chairman of the Company's Board of Directors, Company's corporate secretary or other person authorized to receive written correspondence addressed to the Company
- delivery by fax..

1. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.
2. A share of voting stocks owned by the shareholder (shareholders) requesting an extraordinary general meeting shall be determined as of the date of the request.
3. Should the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.
4. Should the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.
5. Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.
6. Should the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.
7. Should the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.
8. A fax message containing a request shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.
9. When the Company receives an original request sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.

10. Requests on convening of an extraordinary general shareholders' meeting received by the Company may be called off by the persons submitting requests. This call-back shall be submitted by any means envisaged by item 1 for requests. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

The procedure for determination of the holding date of the Issuer's supreme management body meeting:

Determination of the date and procedure of the GM is a matter of exclusive competence of the Board of Directors in compliance with article 47 of the Federal Law On Joint-Stock Companies.

1) GM shall be held not earlier than in four months and not later than in six months following the end of a fiscal year.

2) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares shall be held within 40 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

3) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares, whose agenda contains an item on election of the Board members shall be held within 70 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

4) If a number of Company's Board members is less than a quorum for holding of the meeting of the Company's Board of Directors, extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issue on election of the Board members shall be held within 70 days upon deciding on its holding by the Company's Board of Directors.

5) Unless provided for by item 4, an extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issues of any competence of the GM, including:

- early termination of powers of the Company's Board of Directors and election of the Company's Board of Directors (provided that number of the Company's Board of Directors is not less than a quorum for holding of meetings of the Company's Board of Directors),

- on election of the Company's Board of Directors (in case when the Board of Directors was not elected for some reason), shall be held at the term set by the Company's Board of Directors with regard to provisions of the legislation in force and the Company's Charter.

Persons entitled to make proposals to agenda of the holding of the Issuer's supreme management body:

Shareholders owning at least 2% of the Company's voting shares are entitled to make proposals to the agenda of the shareholders' meeting.

The procedure for making proposals to agenda of the holding of the Issuer's supreme management body:

1. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM may be put forward, and the requests for holding of an extraordinary general meeting – may be put forward by way of:

- posting at the address (location) of the Company-s sole person executive body included in the united state register of legal entities;
- delivery upon signature of the person performing functions of the Company's sole person executive body, Chairman of the Company's Board, corporate secretary or other person authorized to receive written correspondence addressed to the Company;
- delivery by fax.

2. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM shall contain the information envisaged by article 53 of the Federal Law On Joint-Stock Companies. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's

bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.

3. Proposals to the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM and request for holding of an extraordinary GM shall be acknowledged as submitted by shareholders (their representatives) who signed them.

4. Share of voting shares owned by the shareholder (shareholders) making proposals to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting shall be determined as of the date of this proposal.

Share of voting shares owned by the shareholder (shareholders) requesting for holding of an extraordinary general meeting shall be determined as of the date of this proposal.

5. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.

6. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting, the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.

7. When nominating candidates to the Company's Board of Directors, auditing committee, the proposal may be supplemented by a written consent of a proposed candidate and data on the candidate subject to presentation to the persons entitled to participate in the general meeting, when getting ready to holding of the general meeting.

8. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting be forwarded by an unregistered mail, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date.

Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.

9. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.

10. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.

A fax message containing a request or proposal shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.

When the Company receives an original request or proposal sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.

11. The Company's Board of Directors is obliged to consider arrived proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and make relevant decision within five days after the final term for proposals established by the Company's Charter.

Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination

of candidates to the Company's bodies elected by the GM received by the Company after the established term for consideration of proposals shall also be considered by the Board of Directors according to the procedure established by the legislation in force.

12. Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and requests for holding of an extraordinary GM received by the Company may be called off by the persons submitting requests and proposals. This call-back shall be submitted by any means envisaged by item 1 for requests and proposals. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

Persons entitled to familiarize with the information (materials) submitted for preparation and holding of a meeting of the Issuer's supreme management body:

Persons entitled to participate in the GM.

List of persons entitled to participate in the GM shall be made up based on the data of the Company's shareholders register.

Procedure for familiarization with this information (materials):

- At the location of the Company's executive bodies
- At the GM at its location
- In other places indicated in the notification on holding of the shareholders' meeting
- At the shareholder's request within five days,
- At the premises at the address of the sole person executive body: Moscow, Degtyarny side-st., 6, building 2, office 506;

8.1.5. Information regarding commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares

List of commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares as of the end of the reporting quarter:

1. Full and short corporate name: ***Open Joint-Stock Company Russian Telecommunication Network; OJSC RTN***
Location: ***2/15 Maroseyka Str., Moscow, 101000, Russia***
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

2. Full and short corporate name: ***Closed Joint-Stock Company «ATS»; CJSC «ATS»***
Location: ***22-A Novotorzhskaya Str., Tver, 170000***
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital: ***0.011396%***
Share of the Issuer's ordinary stocks owned by the commercial organization: ***0.015194%***

3. Full and short corporate name: ***Closed Joint-Stock Company Teleport Ivanovo; CJSC «Teleport Ivanovo»***
Location: ***90 Tashkentskaya Str., Ivanovo, 153032***
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

4. Full and short corporate name: ***Closed Joint-Stock Company VladimirTeleservice; CJSC VladimirTeleservice***

Location: ***20 Gorokhovaya Str., Vladimir, 600017***
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the ordinary stocks owned by the Issuer – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

5. Full and short corporate name: ***Limited Liability Company MobilCom; LLC MobilCom***
Location: **17 Mira Str., Vladimir, 600017**
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no shar***

6. Full and short corporate name: ***Limited Liability Company Telecom-Terminal; LLC Telecom-Terminal***
Location: ***13 Lenina Broad Str., Ivanovo, 153000***
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

7. Full and short corporate name: ***Limited Liability Company Telecom-Stroy; LLC Telecom-Stroy***
Location: **9 3rd Balinskaya Str., Ivanovo, 153017**
Issuer's share in the authorized capital of the commercial organization – **100%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

8. Full and short corporate name: ***Limited Liability Company TverTelecom; LLC TverTelecom***
Location: ***24 Novotorzhskaya Str., Tver, 170000***
Issuer's share in the authorized capital of the commercial organization: ***85%***
Share of the commercial organization in the Issuer's authorized capital: ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization: ***no share***

9. Full and short corporate name: ***Closed Joint-Stock Company CenterTelecom Service; CJSC CenterTelecom Service***
Location: **23 Proletarskaya Str., Khimki, Moscow region, 141400**
Issuer's share in the authorized capital of the commercial organization: ***74.9%***
Share of the ordinary stocks owned by the Issuer: ***74.9 %***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

10. Full and short corporate name: ***Limited Liability Company Production and Innovation Organization Svyaz-Service-Irga; LLC PIO Svyaz-Service-Irga***
Location: **21 Yesenina Str., Ryazan, 390046**
Issuer's share in the authorized capital of the commercial organization – **70%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

11. Full and short corporate name: ***Limited Liability Company Vladimir Taxofon; LLC Vladimir Taxofon***
Location: **32-A Stroiteley Broad Str., Vladimir, 600000**
Issuer's share in the authorized capital of the commercial organization – ***51%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

12. Full and short corporate name: ***Closed Joint-Stock Company Telecom Ryazan Region; CJSC Telecom Ryazan region***

Location: **36 Svobody Str., Ryazan, 390006**
Issuer's share in the authorized capital of the commercial organization – **50.9%**
Share of the ordinary stocks owned by the Issuer – **50.9%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

13. Full and short corporate name: ***Closed Joint-Stock Company TeleRoss-Voronezh; CJSC TeleRoss-Voronezh***
Location: **35 Revolutsii Broad Str., Voronezh, 394006**
Issuer's share in the authorized capital of the commercial organization: ***50%***
Share of the ordinary stocks owned by the Issuer: ***50%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

14. Full and short corporate name: ***Open Joint-Stock Company Telecommunications Company Rinfotels; OJSC TC Rinfotels***
Location: **43 Yesenina Str., Ryazan, 390023**
Issuer's share in the authorized capital of the commercial organization – **26%**
Share of the ordinary stocks owned by the Issuer – **26%**
Share of the commercial organization in the Issuer's authorized capital: ***0.001089%***
Share of the Issuer's ordinary stocks owned by the commercial organization: ***0.001452%***

15. *Full and short corporate name:* **Open Joint-Stock Company «Information Technologies of Communication»; OJSC «Svyazintek»**
Location: **55 Plyushchikha Str., building 2, Moscow, 119121**
Issuer's share in the authorized capital of the commercial organization – **18%**
Share of the ordinary stocks owned by the Issuer – **18%**
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

16. *Full and short corporate name:* **Closed Joint-Stock Company OskolTelecom; CJSC OskolTelecom**
Location: **134 Solnechny microdistrict, Stary Oskol, Belgorod region, 309500**
Issuer's share in the authorized capital of the commercial organization – **12.41%**
Share of the ordinary stocks owned by the Issuer – **12.41%**
Share of the commercial organization in the Issuer's authorized capital: ***0.335147%***
Share of the Issuer's ordinary stocks owned by the commercial organization: ***0.446861%***

17. Full and short corporate name: ***Closed Joint-Stock Company Insurance Company of Communication Employees' Labor Union KOSTARS; CJSC IC Kostars***
Location: **42 Leninsky Broad Str., Moscow, 119119**
Issuer's share in the authorized capital of the commercial organization: ***9.3%***
Share of the ordinary stocks owned by the Issuer: ***9.3%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

18. Full and short corporate name: **Open Joint-Stock Company Teleservice; OJSC Teleservice**
Location: **119 Leninsky Broad Str., Voronezh, 394007**
Issuer's share in the authorized capital of the commercial organization – **6.60%**
Share of the ordinary stocks owned by the Issuer – ***6.60%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

19. Full and short corporate name: **Open Joint-Stock Company Komset; OJSC Komset**
Location: **7 Mayakovskogo Str., Stupino, Moscow region, 142800, Russia**
Issuer's share in the authorized capital of the commercial organization – **5.17%**

Share of the ordinary stocks owned by the Issuer – **5.17%**
Share of the commercial organization in the Issuer's authorized capital – **no share**
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

8.1.6. Information on significant deals made by the issuer

In the reporting quarter the Company didn't conclude any significant deal (a number of interrelated deals), liabilities on which amount for 10 and more percent of the Issuer's assets book cost according to its financial statements.

8.1.7. Credit ratings assigned to the issuer

1. Credit rating facility:	**Issuer (OJSC CenterTelecom)**
Value of the credit rating as of the end of the last reporting quarter:	B- Stable forecast
History of changes in credit rating values	First rated on December 14, 2001: CCC Stable forecast Revised on April 3,2003: CCC+ Stable forecast Revised on September 30 2005: B- Stable forecast
Full and short commercial names, place of performance of the credit rated company	Full Name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
2. Credit rating facility:	***Documentary interest bearing inconvertible payable on demand, series 03*** ***Registered on 01 August 2003 No. 4-18-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on August 5, 2003: ruBB+ Revised on September 30, 2005: ruBBB-
Full and short commercial names, place of performance of the credit rated company	Full Name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru

3. *Credit rating facility:*	***Issuer, Issuer's bonds*** ***Documentary interest bearing inconvertible payable on demand, series 04*** ***Registered on June 29, 2004 No. 4-19-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on August 18, 2004: ruBB+ Revised on September 30, 2005: ruBBB-
Full and shortcut commercial names, place of performance of the credit rated company	Full name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
4. *Credit rating facility:*	***Issuer, Issuer's bonds*** ***Documentary interest bearing inconvertible payable on demand, series 05*** ***Registered on June 1,5 2006 № 4-20-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on June 26, 2006: ruBBB-
Full and shortcut commercial names, place of performance of the credit rated company .	Full name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
5. *Credit rating facility:*	***Issuer (OJSC "CenterTelecom")***
Value of the credit rating as of the end of the last reporting quarter	B- Outlook Stable
History of changes in credit rating values	First rated on December 8, 2004: B- Outlook Negative Revised on June 15, 2006: B- Outlook Stable
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street,**

	London EC2M 7UA, England
Brief description of the credit rating method:	*http://www.fitchratings.com/*
6. Credit rating facility:	*Issuer (OJSC "CenterTelecom")*
Value of the credit rating as of the end of the last reporting quarter	«BB+(rus)» Outlook "Stable"
History of changes in credit rating values	First rated on February 18, 2005: «BB(rus)» Outlook Stable Revised on June 15, 2006: «BB+(rus)» Outlook Stable
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method:	*http://www.fitchratings.com/*

8.2. Information on all types of shares

Category: ***ordinary stock***
Form of securities: ***nominal uncertified***
Nominal value of each share (rubles): ***3***
Number of shares in circulation: ***1,578,006,833***
Number of additional shares under placement: ***no such shares***
Number of authorized ordinary stocks: ***76,166,167***
Number of shares on balance: ***no such shares***
Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***
State registration numbers of issue: ***1-04-00194-A***
Date of state registration: ***December 16, 2004***

Rights of the owners of this category (type) of shares:

Article 8 (Charter of OJSC CenterTelecom) RIGHTS OF SHAREHOLDERS – HOLDERS OF ORDINARY STOCKS:

«8.1. Each Company's ordinary stock grants an equal scope of rights to a shareholder – its holder.

8.2. Each shareholder - holder of Company's ordinary stocks is entitled to:

8.2.1. participate in the general meeting of the Company's shareholders according to the procedure established by the RF legislation in force;

8.2.2. get dividends when announced by the Company according to the procedure and in the term provided in item 11.3. of these Regulations;

8.2.3. get a part of the Company's property remaining after its disposal in proportion to a number of shares owned by him;

8.2.4. get access to the documents provided in item 1 article 89 of the Federal Law On Joint-Stock Companies according to the procedure established by article 91 of this Law;

8.2.5. request from the Company's registrar to confirm shareholder's rights for shares by issuing an extract from the registry of the Company's shareholders;

8.2.6. get from the Company's registrar information on all tenancy registers and other information envisaged by statutory acts of the RF establishing the procedure on keeping shareholders' registers;

8.2.7. dispose of shares owned by him without consent of other shareholders and the Company;

8.2.8. in instances provided by the RF legislation in force, judicially defend his violated civil rights and request for recovery of damages from the Company;

8.2.9. request for the Company's redemption of all or a part of shares owned by the shareholder in the instances and according to the procedure established by the RF legislation in force;

8.2.10. sell his shares to the Company if the Company decided on acquisition of these shares;

8.2.11. request from the Company an extract from the list of the persons entitled to participate in the GM, containing the shareholder's data.

8.3. Shareholder owning over 1% of the Company's voting shares is entitled to request from the Company the information on the name of shareholders registered in the register and amount, category and nominal value of shares owned by him (these data are provided without the indication of shareholders' addresses).

8.4. Shareholders (shareholder) jointly owning at least 1% of the Company's placed ordinary stocks are entitled to take legal action with a claim against the member of the Company's Board of Directors, Director General, Company's managing director, and managing organization or manager for recovery of damages incurred upon the Company due to guilty activities (inactivity) of these persons.

8.5. Shareholders owning at least 1% of votes at the GM are entitled to request from the Company a list of persons entitled to participate in the meeting. At this, the data, documents and postal addresses of the shareholders included into the list shall be submitted only with their consent.

8.6. Shareholders (shareholder) jointly owning at least 2% of the Company's voting shares are entitled to introduce items into the agenda of the Company's annual GM and nominate candidates into Company's management and regulating bodies. When preparing an extraordinary shareholders' meeting with the agenda on election of the Company's Board of Directors, these shareholders (shareholder) is entitled to put forward candidates to be elected to the Company's Board of Directors.

8.7. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request from the Company's Board of Directors convening of an extraordinary GM. Should the decision not be made on convening of an extraordinary GM, or should a decision be made on refusal of its convening within the term established by the RF legislation in force and these Regulations, an extraordinary meeting may be convened by the said shareholders.

8.8. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request at any moment an auditing of the Company's financial and economic activity.

8.9. Shareholders (shareholder) jointly owning at least 25% of the Company's voting shares are entitled to get access and copies of accounting documents and minutes of the Company's Board meetings.

8.10. Shareholders – holders of the Company's ordinary stocks have other rights envisaged by the RF legislation in force, other statutory acts of the RF within their competence and these Regulations.»

Category: ***preferred***
Type: ***A***
Form of securities: ***nominal uncertified***
Nominal value of each share (rubles): ***3***
Number of shares in circulation: ***525,992,822***
Number of additional shares under placement: ***no such shares***
Number of preferred stocks of A type: ***25,405,178***
Number of shares on balance: ***no such shares***
Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***
State registration numbers of issue: ***2-04-00194-A***
Date of state registration: ***16.12.2004***

Rights of the owners of this category (type) of shares:
Article 9 (Charter of OJSC CenterTelecom) RIGHTS OF SHAREHOLDERS – HOLDERS OF PREFERRED STOCKS OF A TYPE:

«9.1. Each Company's preferred stock of A type grants an equal scope of rights to a shareholder – its holder.

9.2. Holders of preferred stocks of A type are entitled to get an annual fixed dividend except as otherwise provided for by these Regulations. The total amount paid as a dividend for each preferred stock of A type is established at 10% of the Company's net profit according to the last fiscal year divided into a number of shares that constitute 25% of the Company's authorized capital.

If the amount of dividends paid by the Company for each equity stock for a definite year exceeds the amount due as dividends for each preferred stock of A type, the amount of dividends paid by the latter, shall be increased to the amount of dividends paid by equity stocks. The stated payments shall be performed at the payment of dividends for equity stocks.

9.3. Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote when settling the issues on Company's rearrangement and disposal, as well as amending and supplementing the Company's Charter, when these amendments restrict rights of the said shareholders.

9.4. Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote on all agenda items in the instance when, irrespective of the reasons, the shareholders' meeting did not decide on payment of dividends or decided on incomplete payment of dividends for preferred stocks of A type. Holders of preferred stocks of A type will enjoy this right starting from the meeting following the annual shareholders' meeting during which no decision was made on payment of dividends, and this right will be terminated upon the first instance of payment of dividends for these stocks in full.

9.5. Holders of preferred stocks of A type have the rights envisaged in items 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11 of this Charter for holders of the Company's equity stocks. These rights are granted to shareholders owning preferred stocks of A type when these stocks are not voting.

9.6. Holders of preferred stocks of A type have the rights envisaged in items 8.3, 8.6, 8.7, 8.8, 8.9 of this Charter for holders of the Company's equity stocks when preferred stocks of A type are voting for all issues within the competence of the general meeting of the Company's shareholders.

9.7. Holders of preferred stocks of A type are entitled to request Company's redemption of all or a part of stocks owned by the shareholder in the instances and according to the procedure envisaged by the RF legislation in force.

9.8. Holders of preferred stocks of A type owning at least 1% of votes at the GM are entitled to request from the Company to provide a list of persons entitled to participate in the meeting. At this, data of documents and postal addresses of the shareholders included in the list are provided only with their consent.

9.9. Shareholders – holders of preferred stocks of A type have other rights envisaged by the RF legislation in force, other statutory acts of the RF and this Charter.»

8.3. Previous issues of the issuer's securities except shares

8.3.1. Information on securities issues with all issued securities cancelled (annuled)

(1) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***01***
Type: ***interest-bearing bonds***
Securities form: ***documentary to bearer***
State registration issue number: ***4-01-00194-A***
State registration issue date: ***October 17, 2001***
State registration authority for issue and issue result report: ***FCSM of the RF***
Issue securities number: ***600 000 pcs.***
Nominal value per security (rubles): ***1 000***
Securities issue volume per nominal value (rubles): ***600 000 000***
Issue bond redemption date: ***November 18, 2003***
Issue securities redemption basis: ***Obligation discharge on securities***

(2) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1-1***
Type: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration number: ***4-14-00194-A***
State registration date: ***October 11, 2002***

State registration authority: ***FCSM of the RF***
Issue securities number: ***80,000 pcs.***
Nominal value per issue security (rubles): ***50***
Securities issue volume per nominal value (rubles): ***4,000,000***
Number of actually placed securities under the registered issue result report: ***22,674***
Redemption period: ***October 1, 2002 – October 1, 2003.***
Issue securities redemption basis: ***Obligation discharge on securities***

(3) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***02***
Type of securities: ***interest-bearing bonds***
Securities form: ***documentary to bearer***
State registration security issue number: ***4-02-00194-A***
State registration security issue date: ***June 25, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***August 15, 2002***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***600 000 pcs.***
Nominal value per issue security: ***1 000 rubles***
Securities issue volume per nominal value: ***600 000 000 rubles***
Redemption period: ***April 21, 2005***
Issue securities redemption basis: ***Obligation discharge on securities***

8.3.2. Information on securities issues with issued securities outstanding

Information about the total number and shareholding at par value (if there is a par value for this type of securities) of all outstanding (not cancelled) securities of the issuer:
The total number of all Issuer's outstanding (not cancelled) bonds:
7 779 592 bonds
Shareholding at par value of all outstanding (not cancelled) bonds of the Issuer: ***7 645 687 850 rubles***
(1) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***1-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-03-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***11,397 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***5,698,500 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive the nominal bond value from the issuer at redemption;

2) To receive the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage liabilities through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have an access to a telephone line, if technically feasible, by entering into a telephone communication service agreement.

5) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible;
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond redemption terms and order:

To redeem bonds the bond owner submits an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- cash from the cash on-hand of the Company Kursk affiliate with the following address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: ***June 17, 2010***
End date: ***June 17, 2011***

Pre-term redemption option shall be stipulated:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(2) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***2-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-04-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***260 pcs.***
Nominal value per issue security: ***1,000 rubles***
Securities issue volume per nominal value: ***260,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue as 0.1 of the nominal bond value at redemption
3) To receive from the issuer the nominal bond value and the fixed interest revenue as 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
Fourthly, liabilities on separate budget and off-budget foundation payments are paid
Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 5 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement.
5) To redeem bonds pre-term in the following cases:
   - Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
   - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities redemption order and terms:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Bond owner settlement frequency - non-recurrent.
Settlement form – cash, bank transfer.
Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:
- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).
Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: ***June 17, 2010***
End date: ***June 17, 2011***

Pre-term redemption:
Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.
Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.
Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:
The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.
Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.
Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.
The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Registration certificate
- - Extract from the securities title accounting system substantiating presence of no less than 5 (five) bonds at the applicant account
- Certificate on technical feasibility of phone line access provision.

The phone is installed within 1 year from the phone services agreement conclusion date.
The phone service agreement is entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(3) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***3-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-05-00194-A***
State registration security issue date: ***October 11, 2002***

Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***5,396 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***2,698,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
Fourthly, liabilities on separate budget and off-budget foundation payments are paid
Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement
5) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities redemption order and terms:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.
The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Bond owner settlement frequency - non-recurrent.
Settlement form – cash, bank transfer.
Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:
- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: ***June 17, 2010***
End date: ***June 17, 2011***

Pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Zheleznogorsk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(4) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***4-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-06-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***70 pcs.***
Nominal value per issue security: ***1,000 rubles***
Securities issue volume per nominal value: ***70,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities redemption order and terms:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: ***June 17, 2010***
End date: ***June 17, 2011***

Pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Zheleznogorsk

- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(5) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***5-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-07-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***3,600 rubles***
Securities issue volume per nominal value: ***1,796,400 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1 of the nominal bond value at redemption
3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement
4) To redeem bonds pre-term in the following cases:.

Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible;

After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

5). Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than November 29, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Bond owner settlement frequency - non-recurrent.
Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: February 22, 2011
End date: February 22, 2012

Pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:
- Passport or a document substantiating the property rights to housing in Zheleznogorsk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.
(6) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***6-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-08-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for security issue state registration: ***FCSM of the RF***

Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***748,500 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.

4) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..

5) Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:
To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.
The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Bond owner settlement frequency - non-recurrent.
Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:
- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: April 18, 2006
End date: April 18, 2007

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:
- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(7) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***7-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-09-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FSEC of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***748,500 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:
1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.

4) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..

5) Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: April 18, 2006

End date: April 18, 2007

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(8) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***8-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-10-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***500 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***750,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.
4) To redeem bonds pre-term in the following cases:
   - Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
   - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..

5) Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application, not earlier than on August 31, 2007, to the Company Kursk affiliate at: 305000, Kursk, Krasnaya sq., 8.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

Payments shall be effected within 30 days, but not later than August 21, 2008, from the date of submission of the redemption application from the bond owner to the Issuer.

Payments shall be effected in rotation of applications.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: August 31, 2007

End date: August 31, 2008

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the

present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(9) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***9-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-11-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***50 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***75,000 rubles***

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To have an access to a telephone line, if technically feasible, by entering into a phone service agreement The Bond owner shall effect payment for the telephone services under the tariffs applied on the date of the service provision.
4) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as well as royalties under copyright agreements shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

The rights to the Company registered non-documentary bonds shall be executed in respect of the persons registered in the Bond owner register keeping system.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on August 31, 2007, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

Payments shall be performed within 30 days from the date of submission of the redemption application from the bond owner to the Issuer but not later than August 21, 2008.

Payments shall be effected in rotation of applications.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: August 31, 2007
End date: August 31, 2008

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Contract on providing telephone services shall be concluded within 3 days from the date when bond holder submits the following documents:

- passport or a title deed (other proprietary right) or document which confirms the tenant right to real estate in Kursk City
- extract from the record system of rights to securities which confirms availability of one or more bonds on applicant's account
- certificate on the technical ability to provide access to telephone network. Telephone is installed within a year upon conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(10) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***10-K***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-12-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***200 items***
Nominal value of one security of the issue: ***1,500 rubles***
Total nominal value of securities: ***300,000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have right to:
1) Receive the bond nominal value from the issuer at redemption.
2) Receive the fixed interest income at the rate of 0.1% of bond nominal value at redemption.
3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.
4) Anticipated bond redemption in the following cases:
- if the holder of paid block of bonds changes address before providing access to telephone network at the old address and if there is no technical ability at the new address;
- after bond sale on secondary market, if, in the issuer's judgment, there is no technical ability to provide access to telephone network at the address indicated by the new bond holder before expiration of bond maturity.
5) If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:
- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of the bond holders register.

Procedure and terms of bond redemption:

For bond redemption, its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than August 31, 2007.
The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.1% of the bond nominal value.
Failure to submit an application in writing does not dispose the issuer of obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on August 21, 2008 at the latest.
Payments are performed in order of received application precedence.
Periodicity of payment to bond holders – one-off.
Form of payment – cash, non-cash payment.
Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:
- in cash from the issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8
- by bank transfer to a current bank account (bank details should be indicated in the bond holder's application).
The bonds are redeemed in the RF currency.

Redemption period of issued bonds:
Commencement date: August 31, 2007
End date: August 31, 2008

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:
- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest (coupon) bond yield:
Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.1% of bond nominal value from the issuer when the bond is redeemed. Every holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35, or 305000, Kursk City, Krasnaya sq., 8.
Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:
- passport or document which confirms property right to accommodation in Kursk City
- extract from record system of rights to securities which confirms availability of one or more bonds on the applicant's account
- certificate on technical ability to provide access to telephone network.
Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35 or 305000, Kursk City, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(11) Kind, series (type), form and other identification features of securities

Kind of securities: ***bonds***
Series of securities: ***11-K***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-13-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***500 items***
Nominal value of one security of the issue: ***1,500 rubles***
Total nominal value of securities: ***750,000 rubles***
Rights acquired for each paper security of the issue:

Bond holder shall have right to:

1) Receive bond nominal value from the issuer at redemption.
2) Receive fixed interest income at the rate of 0.2% of bond nominal value at redemption.
3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Procedure and terms of bond redemption:
For bond redemption its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than October 26, 2008.
The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.2% of bond nominal value.
Failure to submit an application in writing does not free the issuer from obligation of bond redemption.
Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on April 26, 2009 at the latest.
Payments are performed in order of received application precedence.
Periodicity of payment to bond holders – one-off.
Form of payment – cash, non-cash payment.
Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:
- in cash from issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8
- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in currency of the RF.

Redemption period of issued bonds:
Commencement date: October 26, 2008
End date: April 26, 2009

Pre-term redemption is not stipulated.

Amount of interest (coupon) bond yield:
Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.2% of bond nominal value from the issuer when the bond is redeemed.
Each holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.
Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:
- passport or document which confirms property right to accommodation in Kursk City
- extract from record system of rights to securities which confirms availability of one or more bonds on applicant's account
- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(12) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***2-H***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-15-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***400,000 items***
Nominal value of one security of the issue: ***50 rubles***
Total nominal value of securities: ***20,000,000 rubles***
Number of placed securities of the issue: ***212 701***
Total nominal value of placed securities: ***10 635 050 rubles***
Number of securities of the issue in circulation at the end of the reporting quarter: ***136 711***

Total nominal valueof the bonds in circulation at the end of the reporting quarter: ***6 835 550 rubles***
Rights acquired for each paper security of the issue:

Every bond holder shall have the right to:
- Receive bond nominal value within a year from the date when the bond is redeemed
- Receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

The bond holder shall have right to:
- anticipated bond redemption at their nominal value in the RF currency when telephone is installed in time, but not before the installation, to the amount not exceeding rate of successive provision of

access to local telephone network (installation of subscriber device) efficient as of the date of telephone installation. He/she can realize this right in case if, according to the concluded contract on providing local telephone services, rate on successive provision of access to local telephone network should be paid. If the bond holder did not realize the said right, i.e. paid the amount at the rate on successive provision of access to local telephone network, the block of bonds subject to redemption remains his property and is redeemed at the end of the bond maturity.

- sale of purchased bonds on secondary market at market value before the end of bond maturity
- re-execution of contract at another address (in presence of technical ability defined by Company) before telephone installation
- renewal of a lost copy of the contract on bond purchase and contract on providing local telephone services upon relevant application
- in case of the Company liquidation, to receive bond nominal value and payable interest income according to the procedure established by RF Civil Code after complete redemption of debts on compulsory payments to the budget and extra-budgetary funds taking into account precedence of submitting applications for anticipated redemption by bond holders and other creditors on other liabilities in view of Company liquidation.

Holder of bond block on the amount, corresponding to the amount of approved rate on providing access to local telephone network as of the date of concluding agreement of telephone bonds purchase and sale, shall have right to out-of-sequence telephone installation in case of contribution to financing telephone network development which ensures provision of out-of-sequence access to local telephone network on the amount, in time, at the address and in terms indicated by bond holder in the relevant contract (in presence of technical ability defined by Company). In case of bond sale the agreement on terms of providing access to local telephone network shall be dissolved.

Procedure and terms of bond redemption:

Bonds are redeemed at their nominal value in currency of the RF after telephone installation or at any time within redemption period:

for individuals – on presentation of passport

for legal entities – upon duly prepared application for bond redemption

Period of bond maturity: 7 (seven) years – from the date of starting bond placement to the date of starting their redemption.

Period of bond redemption: within a year from the date of bond redemption, or anticipatorily (in case of telephone installation), but not before the term of telephone installation.

Redemption period of issued bonds:

Commencement date: August 1, 2005

End date: August 1, 2006

Terms and procedure of anticipated redemption:

The issuer performs anticipated redemption within whole period of bond maturity, but not before registration date of report on the results of their issue.

Anticipated bond redemption is performed in case of concluding contract on providing local telephone services on the amount not exceeding payment level for provision of successive access to telephone network.

Amount of interest (coupon) bond yield:

Every bond holder shall have right to:

- Receive bond nominal value within a year from the date when the bond is redeemed
- Receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

Holder of bond block on the amount, corresponding to the amount of approved rate on providing access to local telephone network as of the date of concluding agreement of telephone bonds purchase and sale, shall have right to out-of-sequence telephone installation in case of contribution to financing telephone network development which ensures provision of out-of-sequence access to local telephone network on the amount, in time, at the address and in terms indicated by bond holder in the relevant contract (in presence of technical ability defined by Company). In case of bond sale the agreement on terms of providing access to local telephone network shall be dissolved.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Ivanovo Telecommunication Networks») in the process of reorganization of OJSC «CenterTelecom». The date of actual conversion of securities: November 30, 2002.

(13) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***3-И***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-16-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***350 items***
Nominal value of one security of the issue: ***6,000 rubles***
Total nominal value of securities: ***2,100,000 rubles***
Number of placed securities of the issue: ***349***
Total nominal value of securities: ***2 094 000 rubles***

Rights acquired for each paper security of the issue:
Bond holder shall have the right to:
- receive bond nominal value from the issuer at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption
- in presence of technical ability, receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town.

Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:
- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Procedure and terms of redemption of securities of the issue:

Bond holder shall send application for its redemption to the issuer on July 1, 2007 at the earliest.

The issuer redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed in order of received application precedence.
Periodicity of payment to bond holders – one-off.
Form of payment – cash, non-cash payment.
Payments are performed:
- in cash from enterprise cash account
- via bank transfer to a current bank account.

Redemption period of issued bonds:
Commencement date: from the moment of claim for redemption, presented to the issuer by bond holder within the period from July 1, 2007 to August 31, 2007.

End date: Payments are performed within 30 days from the date when holder submits application for redemption to the issuer.

Pre-term redemption is not stipulated.

Amount of interest (coupon) bond yield:

Bond holder shall have right to:

- receive bond nominal value from the issuer at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Bond holder shall have right to receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town, in presence of technical ability. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

Procedure of defining technical ability to provide access to telephone network and concluding contract on providing telephone services.

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:

- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Pustosh-Bor place or region of postal department No. 14 (for individuals)
- a title deed (other proprietary right) or document with confirms tenant right to real estate in Pustosh-Bor place or region of postal department No. 14 (for legal entities)
- owner's application for provision of access to telephone network
- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account
- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Owners can file a request on technical ability to provide access to telephone network, redeem bonds at the following addresses:

1. - No.1 – Lezhnevskaya st., 159
   - No.2 – Lenina av., 13
   - No.4 – Kukonkovykh st., 102
   - No. 16 – B. Khmelnitskogo st., 3
   - No. 25 – Ermaka st., 11
   - No. 43 – Svetlaya st., 6.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(14) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***4-И***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-17-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***69 items***
Nominal value of one security of the issue: ***4,000 rubles***
Total nominal value of securities: ***276,000 rubles***
Number of placed securities of the issue: ***68***
Total nominal value of securities: ***272 000 rubles***

Rights acquired for each paper security of the issue:
Every bond shall grant the rights to:
- receive bond nominal value from Company at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption
- in presence of technical ability, receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.
If Company is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:
- at the first instance – satisfying demands of citizens to whom the liquidated Company is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the system.

Procedure and terms of bond redemption:
Bond holder shall send application for its redemption to Company at the following addresses on July 1, 2007 at the earliest:
- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Company redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.
Failure to submit an application in writing does not free the issuer from obligation of bond redemption.
Payments are performed within 30 days from the date when holder submits application for redemption to Company in order of precedence.
Periodicity of payment to bond holders – one-off.
Form of payment – cash, non-cash payment.
Payments are performed:

- in cash from enterprise cash account at the above said addresses
- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

Redemption period of issued bonds:
Commencement date: August 1, 2007
End date: September 30, 2007

Pre-term redemption is not stipulated.

Amount of interest (coupon) bond yield:

Bond holder shall have right to:
- receive bond nominal value from Company at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Every bond shall grant right, in presence of technical ability, to receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town.

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:
- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:
- passport or document which confirms property right to accommodation in *settlements* of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for individuals); a title deed (other proprietary right) or document with confirms tenant right to real estate in settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for legal entities)
- owner's application for provision of access to telephone network
- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account
- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(15) Kind, series (type), form and other identification characteristics of paper securities
Kind of paper securities: ***bonds***
Series of paper securities: ***03***
Type of paper securities: ***documentary bearer bonds***
Form of paper securities: ***registered uncertified securities***
State registration number of securities issue: ***4-18-00194-A***
Date of state registration of securities issue: ***August 1, 2003***
Date of state registration of report on results of securities issue: ***October 14, 2003***

Name of registration body which performed state registration of report on results of securities issue: ***FCSM of the RF***
Quantity of paper securities of the issue: ***2,000,000 items***
Nominal value of a paper security of the issue: ***1,000 rubles***
Output of paper securities in terms of nominal value: ***2,000,000,000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have right to receive nominal value of the Bond after Bond redemption.

Bond holder shall have right to receive interest income of Bond nominal value (coupon yield).

In case of Issuer liquidation Bond holder shall have right to receive nominal value of the Bond in order of precedence established according to Article 64, Civil Code of the RF.

Bond holder shall have right to sell or otherwise alienate Bonds.

If Issuer denies obligations on the bonds, bond holders shall have the right to got ot law (arbitration court) with suit against the issuer with the demand to redeem bonds and pay the yield on them and the interest for untimely redemption of the bonds in accordance with Articles 395 and 811 of the Civil Code of the RF.

If Issuer denies obligations on the bonds, bond holders and/or nominee holders shall have right to demand fulfillment of obligations from the person, who provided security of bond issue.

The person who provided security of this bond issue is Bassian Invest Limited Liability Company
Location: RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10
Postal address: RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10
Individual taxpayer number: 7710838686

Bond holder shall have right to realize other rights provided for by the legislation of the RF.

Information on obligatory central storage:

Paper securities of the issue are certified securities with obligatory central storage.
Full firm name of depositary: Natsionalny Depositarny Center Non-commercial Partnership
Short firm name: NDC
Location: 125009, RF, Moscow City, Sredny Kislovsky side-st., 1/13, building 4
License number: 177-03431-000100
Date of licensing: December 4, 2000
Validity of license: unlimited validity
License issuer: FCSM of the RF

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.
Bonds are redeemed under Issuer's instructions by paying agent (hereinafter referred to as Paying agent) which functions are performed by:
Moskovsky Delovoi Mir Joint-Stock Commercial Bank (Open Joint-Stock Company)
Short firm name of organization: MDM-Bank OJSC.
Location: 115172, Moscow City, Kotelnicheskaya quay, 33, building1.
Postal address: 115172, Moscow City, Kotelnicheskaya quay, 33, building1.
Issuer can appoint additional paying agents and cancel such appointments. Issuer's official announcement on the said measures is published in Vedomosty and/or Izvestya newspapers by Issuer at least in 10 (ten) business days before such appointments or their cancel.
If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.
Bond is redeemed at its nominal value.
Bond is redeemed by non-cash payment to Bond holder in currency of the RF.
It is presumed that nominee holders, NDC bailors are authorized to receive bond redemption sums. NDC bailor and/or other person, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated in the List of Bond

holders and/or nominee holders to NDC not later than on the 3 (third) business day before the fixed date of Bond redemption.
Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 6 sixth business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).
Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

Not later than on the 2 (second) business day before the date of Bond redemption NDC provides Issuer and/or Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:
a) Full name of the person authorized to receive Bond redemption sums.
In case if Bonds are transferred to nominee holder by the bond holder and nominee holder is authorized to receive Bond redemption sums, full name of nominee holder should be indicated.
In case if Bonds were not transferred to nominee holder and/or nominee holder is not authorized to receive Bond redemption sums by the bond holder, full name of Bond holder should be indicated (Bond holder's surname, name and patronymic – for individuals)
b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums
c) location and postal address of the person authorized to receive Bond redemption sums
d) banking account details of the person authorized to receive Bond redemption sums, specifically:
- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code of the bank where the account is opened
e) individual taxpayer number of the person authorized to receive Bond redemption sums
f) tax position of the person authorized to receive Bond redemption sums (resident, non-resident with permanent representation in the RF, non-resident without permanent representation in the RF, etc.)
Bond holders, their authorized persons, including NDC bailors, shall check the completeness and actuality of the banking account details submitted to NDC at their option. In case of failure to submit or untimely submitting the said details, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.
Not later than on the 2 (second) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.
On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person indicated in the list of Bond holders and/or nominee holders.
On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums indicated in the list of Bond holders and/or nominee holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.
Redemption period of issued bonds:
Commencement date: the 1095th (one thousand and ninety fifth) day from the date of starting issue Bond placement
End date: Dates of start and end of Bond redemption are the same. Anticipated redemption is not stipulated..

Amount of interest (coupon) bond yield:

Coupon (interest) period		Amount of interest (coupon) bond yield:
Commencement date	End date	

Coupon 1
Interest rate on the first coupon is defined by holding an auction among potential customers of Bonds

on the first day of initial placement of issue bonds. On the day of the auction on defining interest rate on the first Bond coupon Section Members submit applications for the auction using MICEX trade system both at own expense and at the expense of and under instructions of clients. Time period of submitting applications for the auction on defining interest rate on the first Bond coupon is established by MICEX as agreed with Issuer and Underwriters. Section Members send applications for Bond purchase to one of Underwriters with indication of the following important conditions:
1) Purchase price - 100 % of nominal value
2) Quantity of Bonds which potential customer wants to purchase, in case if Issuer fixes interest rate on the first Bond coupon over or equal to acceptable interest rate indicated in the application
3) Amount of interest rate on the first coupon which is acceptable for investor. "Amount of acceptable interest rate" means the amount of interest rate on the first coupon fixed by Issuer which ensures that potential investor will be ready to purchase the quantity of Bonds indicated in application at the price which amounts to 100% of nominal value. Amount of acceptable interest rate shall be indicated in percent p.a. within the accuracy of hundredth percent.
Monetary funds shall be reserved to the amount sufficient for full payment for Bonds indicated in applications taking into account MICEX commission fees.
Applications which one or more of the abovesaid important conditions do not meet requirements specified in Items a.1-a.3, as well as applications not secured by sufficient monetary funds are not accepted to the auction on defining interest rate.
At the end of period of application submitting to the auction on defining interest rate on the first Bond coupon, MICEX prepares registers of the applications submitted to each Underwriter and delivers them to Issuer and Underwriters. On the basis of the application registers received from MICEX, Underwriters form a combined application register.
On the basis of combined register of applications submitted to the auction Issuer makes decision on the amount of interest rate on the first coupon and informs Underwriters and MICEX on the taken decision in writing.
Underwriters publish an announcement on the amount of interest rate on the first coupon using MICEX trade system by sending electronic messages to all Section Members.

Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	Amount payable for the first coupon per a Bond is calculated by the following formula: K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100 %, where K(1) - amount payable for the first coupon per a Bond, rubles N - nominal value of a Bond, rubles C(1) - amount of interest rate on the 2nd coupon, percent p.a. T(0) - commencement date of the first coupon period T(1) - end date of the first coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon 2. Interest rate of coupon yield on the second coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the second coupon of	End date of coupon period on the second coupon of the issue	Amount payable for the second coupon per a Bond is calculated by the following formula: K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 %,

the issue shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	where K(2) - amount payable for the second coupon per a Bond, rubles N - nominal value of a Bond, rubles C(2) - amount of interest rate on the 2nd coupon, percent p.a. T(1) - commencement date of the second coupon period T(2) - end date of the second coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon 3. Interest rate of coupon yield on the third coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	Amount payable for the third coupon per a Bond is calculated by the following formula: K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100 %, where K(3) - amount payable for the third coupon per a Bond, rubles N - nominal value of a Bond, rubles C(3) - amount of interest rate on the 3rd coupon, percent per annum T(2) - commencement date of the third coupon period T(3) - end date of the third coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon 4. Interest rate of coupon yield on the fourth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fourth coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fourth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	Amount payable for the fourth coupon per a Bond is calculated by the following formula: K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100 %, where K(4) - amount payable for the fourth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(4) - amount of interest rate on the 4th coupon, percent p.a. T(3) - commencement date of the fourth coupon

		period T(4) - end date of the fourth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

5 Coupon. Interest rate of coupon yield on the fifth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	Amount payable for the fifth coupon per a Bond is calculated by the following formula: K(5)= C(5) * N * (T(5) - T(4))/ 365/ 100 %, where K(5) - amount payable for the fifth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(5) - amount of interest rate on the 5th coupon, percent p.a. T(4) - commencement date of the fifth coupon period T(5) - end date of the fifth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

6 Coupon. Interest rate of coupon yield on the sixth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the sixth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the sixth coupon of the issue shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue. Bonds.	Amount payable for the sixth coupon per a Bond is calculated by the following formula: K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100 %, where K(6) - amount payable for the sixth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(6) - amount of interest rate on the 6th coupon, percent p.a. T(5) - commencement date of the sixth coupon period T(6) - end date of the sixth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off

		method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon rate is fixed on the day of placement on the auction, is the same for all the following coupons and amounts to 12.35% per annum.

Payout procedure and terms for issue bond yield:

Coupon (interest) period		Payout period (date) of coupon (interest) yield	Date of preparing the list of bond holders for coupon (interest) yield payment
Commencement date	End date		Commencement date
1 Coupon			
Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the first coupon shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: Bond yield for all coupons is paid to NDC bailors' accounts in currency of the RF. If Bond holder is not a NDC bailor, he/she can authorize bonders - NDC bailor to receive the sums of Bond yield payments. Bond yield is paid in behalf of NDC bailors as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of bonders). Obligations in relation to a bond holder included in the list of Bond holders are considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders.			

Not later than in 3 (three) business days before the payout date of Bond yield NDC provides Issuer and/or Paying agent with the list of bonders, prepared as of the Date of preparing list of bonders which includes the following information:
a) Full name of bonders.
b) quantity of Bonds registered on corresponding bonder's custody account
c) location and postal address of bonder.
d) banking account details of bonder, specifically:
- account number
- individual taxpayer number of bonder
- name of bonder's bank
- correspondent account of bonder's bank
- bank identification code of bonder's bank
e) tax position of NDC bailor (resident, non-resident with permanent representation in the RF, non-resident without permanent representation in the RF, etc.)
Bonder shall check the completeness and actuality of the banking account details submitted to NDC at its option. In case of failure to submit or untimely submitting the said details to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.
Not later than in 2 (two) days before the payout date of Bond yield Issuer transfers appropriate monetary funds to Paying agent's account.
On the basis of the list of bonders provided by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person indicated in the list of bonders authorized to receive sums of Bond yield.
On the payout date of Bond yield Paying agent transfers appropriate monetary funds to the accounts of bonders in behalf of Bond holders.
In case if one person is authorized to receive Bond yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.
If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

2 Coupon

Commencement date of coupon period on the second coupon of the issue shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	End date of coupon period on the second coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the second coupon shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield

			payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.			

3 Coupon

Commencement date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the third coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment; for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon described above.			

4 Coupon

Commencement date	End date of coupon	Payout date of coupon	- Bond yield is paid in

of coupon period on the fourth coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	period on the fourth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	yield on the fourth coupon shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon described above.

5 Coupon

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the fifth coupon shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate

			coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon described above.			

6 Coupon

Commencement date of coupon period on the sixth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the sixth coupon of the issue shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the sixth coupon shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon described above.			

Issuer pays coupon (interest) yield through paying agent.
Full name: Moskovsky Delovoi Mir Joint-Stock Commercial Bank (Open Joint-Stock Company)
Short name: MDM-Bank OJSC.
Location: 115172, Moscow City, Kotelnicheskaya quay, 33, building1.
Postal address: 115172, Moscow City, Kotelnicheskaya quay, 33, building1.

Type of Bond cover: Guarantee
Amount of Bond cover (rubles.): 2,000,000,000 and sum of interest yield

(16) Kind, series (type), form and other identification characteristics of paper securities
Kind of paper securities: ***bonds***
Series of paper securities: ***04***
Type of paper securities: ***documentary bearer bonds***
Form of paper securities: ***registered uncertified securities***
State registration number of securities issue: ***4-19-00194-A***
Date of state registration of securities issue: ***June 29, 2004***
Date of state registration of report on results of securities issue: ***October 12, 2004***
Name of registration body which performed state registration of report on results of securities issue: ***FCSM of the RF***
Quantity of paper securities of the issue: ***7,000,000 items***
Nominal value of a paper security of the issue: ***1,000 rubles***
Output of paper securities in terms of nominal value: ***7,000,000,000 rubles***
Quantity of placed paper securities of the issue: ***5,622,595 items***
Nominal value of placed paper securities of the issue: ***5,622,595,000 rubles***

Rights acquired for each paper security of the issue:

Bonds represent direct simple obligations of Open Joint-Stock Company «Central Telecommunication Company» (hereinafter referred to as Issuer).

1. Bond holder shall have right to receive Bond nominal value within the period stipulated by Bond.
2. Bond holder shall have right to receive coupon yield (interest of Bond nominal value) at the end of every coupon period.

3. In case of Issuer's default on obligations on Bonds or improper fulfillment of relevant obligations (including default, technical default) Bond cover in the form of guarantee is stipulated. Guarantor shall be obliged to answer to Bond holders for Issuer fulfillment of obligations on Bonds on payment of Bond nominal value after Bond redemption which amounts to 7,000,000,000 (seven billion) rubles, on payment of total Bond coupon yield.

Bond holder shall have right to submit claim to guarantor , according to terms of security specified in Prospectus of paper securities.

The person who provided security of this bond issue is Telecom-Terminal Limited Liability Company:

Location: RF, 153000, Ivanovo Town, Lenina st., 13
Postal address: RF, 153000, Ivanovo Town, Lenina st., 13

When rights to Bond are transferred to a new holder (purchaser), the latter acquires all rights resulting from the guarantee. Transfer of the rights resulting from the guarantee without transfer of rights to Bond is not valid.

4. Bond holder shall have right to receive investment funds back, in case if Bond issue is recognized to be abortive or invalid.

5. Besides the listed rights, Bond holder shall have right to realize other property rights provided for by the existing legislation of the RF.

Information on obligatory central storage:
Paper securities of the issue are certified securities with obligatory central storage.
Full firm name of depositary: Natsionalny Depositarny Center Non-commercial Partnership
Short firm name: NDC
Location: 117049, RF, Moscow City, Zhitnaya st., 12
License number: 177-03431-000100
Date of licensing: December 4, 2000
Validity of license: unlimited validity
License issuer: FCSM of the RF

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.

Bonds are redeemed under instructions and at the expense of Issuer. Functions of paying agent are performed by ROSBANK Joint-Stock Commercial Bank (open joint-stock company) (hereinafter

referred to as Paying agent) registered at the address: 107078, Moscow, Mashy Poryvaevoi st., 11, located at the address: 107078, Moscow, Mashy Poryvaevoi st., 11.
Issuer can appoint additional and other paying agents and cancel such appointments. Issuer's official announcement on the said measures is published according to the procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. of Prospectus of paper securities.
Bonds are redeemed at the nominal value on the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.
If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.
Bonds are redeemed by non-cash payment to Bond holders in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond redemption.
Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).
Issuer fulfills obligations on Bond redemption on the basis of the list of Bond holders and/or nominee holders provided by NDC (hereinafter referred to as List of Bond holders and/or nominee holders).
NDC bailor, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6 (sixth) business day before the redemption date.
In case if holders who authorize a nominee holder to receive sums of Bond redemption include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond redemption
- location (or registration – for individuals) and postal address, including post code, of Bond holder
- banking account details of the person authorized to receive sums of Bond redemption
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.
In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be nominee holder.
In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be Bond holder.
Not later than on the 4 (forth) business day before the date of Bond redemption NDC provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:
a) Full name of the person authorized to receive Bond redemption sums.
b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums
c) location and postal address of the person authorized to receive Bond redemption sums

d) banking account details of the person authorized to receive Bond redemption sums, specifically:
- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code and individual taxpayer number of the bank where the account is opened.
e) individual taxpayer number of the person authorized to receive Bond redemption sums
f) tax position of the bond holder and the person authorized to receive Bond redemption sums.
Bond holders, their authorized persons, including NDC bailors, are obliged to submit the required information to NDC in time, check the completeness and actuality of the information submitted to NDC at their option and bear all risks connected with failure to submit / untimely submitting information.
In case of failure to submit or untimely submitting the said information, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond redemption. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting or submitting incomplete information.
In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered to be a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.
On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond redemption sums.
Not later than on the 3 (third) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.
On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums in behalf of Bond holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

Redemption period of bonds of the issue:
Commencement date of redemption: Commencement date of Bond redemption shall be the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.
End date of redemption: Dates of start and end of Bond redemption are the same.

Form of Bond redemption:

Bonds of the issue are redeemed by non-cash payment in currency of the RF. Bond holders' choice of Bond redemption form is not stipulated.

Payout terms and procedure of Bond interest (coupon), including terms of each coupon payment:

Coupon (interest) period		**Payout period (date) of coupon (interest) yield**	**Date of preparing the list of bond holders for coupon (interest) yield payment**
Commencement date	**End date**		

I Coupon. Interest rate on the first coupon is fixed on the auction on defining interest rate on the first coupon in percent p.a. on the date of starting Bond placement.

Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	End date of coupon period on the first coupon of the issue shall be the commencement date of coupon period on the second coupon which starts on the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	Payout date of coupon yield on the 1st coupon shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Payout procedure of coupon (interest) yield:

Paying agent pays Bond coupon yield under instruction and at the expense of Issuer. Bond coupon yield is paid in behalf of Bond holders on accounts in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond coupon yield.

Bond holders, their authorized persons, including NDC bailors, shall check the completeness and validity of the information submitted to NDC at their option. They bear all risks connected with failure to promptly submit information. In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.

Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Issuer fulfills obligations on Bond coupon yield payment on the basis of the list of Bond holders and/or nominee holders submitted by NDC (hereinafter referred to as List of Bond holders and/or nominee holders)

NDC bailor, not authorized to receive Bond coupon yield sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6th (sixth) business day before the redemption date.

In case if holders who authorize a nominee holder to receive sums of Bond coupon yield include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond coupon yield
- location (or registration – for individuals) and postal address, including post code, of Bond holder

- banking account details of the person authorized to receive sums of Bond coupon yield
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be nominee holder.

In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be Bond holder.

Not later than on the 4 (forth) business day before the payout date of Bond coupon yield Depositary provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond coupon yield sums.

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond coupon yield sums

c) location and postal address of the person authorized to receive Bond coupon yield sums

d) banking account details of the person authorized to receive Bond coupon yield sums, specifically:

- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code and individual taxpayer number of the bank where the account is opened.

e) individual taxpayer number of the person authorized to receive Bond coupon yield sums

f) tax position of the bond holder and the person authorized to receive Bond coupon yield sums.

In case of failure to submit or untimely submitting the said information to NDC by Bond holder, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond coupon yield payment. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting and/or submitting incomplete information.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.

On the basis of the list of Bond holders and/or nominee holders submitted by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond coupon yield sums.

Not later than on the 3rd (third) business day before the payout date of Bond coupon yield Issuer transfers appropriate monetary funds to Paying agent's account.

On the payout date of Bond coupon yield Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond coupon yield sums in behalf of Bond holders.

In case if one person is authorized to receive Bond coupon yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

2 Coupon. Interest rate on the second coupon is equal to the first coupon rate.

Commencement date of the second coupon	End date of the second coupon period	Payout date of coupon yield on the 2nd coupon	Bond coupon yield is paid in behalf of Bond

period shall be the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	shall be the commencement date of the third coupon period which starts on the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.			

3 Coupon. Interest rate on the third coupon is equal to the first coupon rate.

Commencement date of the third coupon period shall be the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	End date of the third coupon period shall be the commencement date of the fourth coupon period which starts on the 549th (five hundred and forty ninth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 3rd coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon.			

4 Coupon. Interest rate on the fourth coupon is equal to the first coupon rate.

Commencement date of the fourth coupon period shall be the 549th (five hundred and forty ninth) day from	End date of the fourth coupon period shall be the commencement date of the fifth coupon period which	Payout date of coupon yield on the 4th coupon shall be the 732nd (seven hundred and thirty second) day from the	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7

the date of starting Bonds placement.	starts on the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	(seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon.			

5 Coupon. Interest rate on the fifth coupon is equal to the first coupon rate.

Commencement date of the fifth coupon period shall be the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	End date of the fifth coupon period shall be the commencement date of the sixth coupon period which starts on the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 5th coupon shall be the 915th (nine hundred and fifteenth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon.			

6 Coupon. Interest rate on the sixth coupon is equal to the first coupon rate.

Commencement date of the sixth coupon period shall be the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	End date of the sixth coupon period shall be the commencement date of the seventh coupon period which starts on the 1098th (one thousand and	Payout date of coupon yield on the 6th coupon shall be the 1098th (one thousand and ninety eighth) day from the date of starting placement of the issue	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date

	ninety eighth) day from the date of starting Bonds placement.	Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	of Bond coupon yield.
Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon.			

7 Coupon. Interest rate on the seventh coupon is equal to the first coupon rate.

Commencement date of the seventh coupon period shall be the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	End date of the seventh coupon period shall be the commencement date of the eighth coupon period which starts on the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	Payout date of coupon yield on the 7th coupon shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the seventh coupon is similar to the payout procedure of the first coupon.			

8 Coupon. Interest rate on the eighth coupon is equal to the first coupon rate.

Commencement date of the eighth coupon period shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	End date of the eighth coupon period shall be the commencement date of the ninth coupon period which starts on the 1464th (one thousand four hundred and sixty	Payout date of coupon yield on the 8th coupon shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting placement of the issue Bonds.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

	fourth) day from the date of starting Bonds placement.	If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of Bond yield on the eighth coupon is similar to the payout procedure of the first coupon.			

9 Coupon. Interest rate on the ninth coupon is equal to the first coupon rate.

Commencement date of the ninth coupon period shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	End date of the ninth coupon period shall be the commencement date of the tenth coupon period which starts on the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	Payout date of coupon yield on the 9th coupon shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the ninth coupon is similar to the payout procedure of the first coupon.			

10 Coupon. Interest rate on the tenth coupon is equal to the first coupon rate.

Commencement date of the tenth coupon period shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	End date of the tenth coupon period shall be the date of Bond redemption, the 1830th day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 1830th day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of Bond yield on the tenth coupon is similar to the payout procedure of the first coupon.			

Date of preparing list of bond holders for fulfilling bond obligations (interest (coupon) payment, redemption): Issuer fulfills Bond obligations in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Obligation in relation to a Bond holder included in the list of Bond holders is considered to be duly fulfilled in case of Bond alienation after the date of preparing List of Bond holders.
In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.
Issuer pays coupon (interest) yield and redeems Bonds through Paying agent.
Full name: ROSBANK Joint-Stock Commercial Bank (open joint-stock company)
Short name: ROSBANK JSCB OJSC
Location and postal address: 107078, Moscow, Mashy Poryvaevoi st., 11

Type of Bond cover: Guarantee
Guarantee sum is determined by the amount of Bond Issuer's monetary obligations to Bond holders on payment of Bond nominal value which amounts to 7,000,000,000 (seven billion) rubles and combined Bond coupon yield.

8.3.3. Information on securities issues under which the issuer failed to perform its obligations (default)

Issues, which paper security obligations have not been fulfilled by Issuer (default), - ***none***.

8.4. Information on entity (entities) which provided a collateral for the bond issue

(1) Obligations on documentary interest inconvertible bearer bonds series 03:
Full name: ***Bassian Invest Limited Liability Company***
Short name: ***Bassian Invest LLC***
Location: ***RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10***

(2) Obligations on documentary interest inconvertible bearer bonds series 04:
Full name: ***Telecom-Terminal Limited Liability Company***
Short name: ***Telecom-Terminal LLC***
Location***: RF, 153000, Ivanovo Town, Lenina st., 13***

8.5. Terms and conditions of the collateral to ensure performance of obligations under the bond issue

(1) ***Obligations on documentary interest inconvertible bearer bonds series 03:***

Type of security (method of provided security): ***Guarantee***
Amount of security (rubles): ***2,000,000,000 and sum of interest yield***

Security terms and procedure of bond holders' realization of rights on the provided security:
Bassian Invest LLC shall be obliged to fulfill obligations on behalf of Issuer to Bond holders unless and until it is stated that Issuer can not fulfill obligations to Bond holders.
Bassian Invest LLC shall be obliged to fulfill Issuer's obligations to Bond holders, who have right to demand the Company to fulfill its obligations according to the concluded Agreement in presence of all the following conditions:
Issuer did not pay or incompletely paid coupon yield in the form of interest of Bond nominal value to Bond holders within the period set by Decision on issue and Prospectus of Bond issue
Issuer did not pay or incompletely paid Bond nominal value after its redemption within the period set by Decision on issue and Prospectus of Bond issue to Bond holders.
Presence of all the said conditions represents the fact of Issuer's non-fulfillment of its obligations to holders.
In case of the said conditions occurrence Guarantor fulfills Issuer's obligations according to the following procedure:
Bond holder or a person authorized by bond holder shall have right to submit a claim in writing on fulfilling Issuer's obligations (hereinafter referred to as Claim) to Guarantor. The said Claim shall include:

- full name (surname, name, patronymic)of Bond holder, and full name of nominee holder in case if Bonds have been transferred to nominee holders and nominee holder is authorized to receive sums of monetary funds on Bonds payable to Bond holder
- quantity of Bonds belonging to Bond holder
- location and actual address, contact telephones of the person authorized to receive sums of monetary funds on Bonds payable to Bond holder
- tax position of Bond holder (resident, non-resident performing its activity through a permanent representation in the RF; non-resident receiving income not connected with permanent representation; individuals – tax residents of the RF; individuals actually staying on the territory of the RF for at least 183 days per calendar year; foreign citizen; stateless person)
- banking account details of the person authorized to receive sums of monetary funds on Bonds payable to Bond holder

The following documents shall be attached to the Claim:

- documents which confirm Bond holder's property right to the quantity of Bonds indicated in the Claim (extract from Bond holder's custody account or other similar document)
- document which confirms right of Bold holder's authorized person to sign the Claim on behalf of Bond holder
- documents which confirm Issuer's non-fulfillment or undue fulfillment of its Obligations .

Bond holder or a person authorized by bond holder sign the claim. In this case if Bond holder or authorized person is a resident legal entity, the Claim should be signed by director and chief accountant of corresponding legal entity and sealed by the legal entity. In this case if Bond holder or authorized person is a non-resident legal entity, the Claim should be signed by director of corresponding legal entity and sealed by the legal entity, or signed by authorized representative of this legal entity.

The said Claim should be submitted to Guarantor within 6 (six) months after the date of Issuer's fulfilling obligations (end of the last day of the period if obligations fulfillment is stipulated within a definite time period).

Guarantor shall pay total nominal value of Bond belonging to the Bond holder and/or due interest (coupon yield) to corresponding Bond holder or nominee holders authorized to receive sums of monetary funds on Bonds payable to Bond holder within 1 (one) month from the date of submitting the Claim.

Issuer's net asset worth as of the final reporting date before the provision of security: ***15 049 625.00 thousand rubles.***
Net assets worth of the legal entity, which provided security as of the last reporting date before the provision of security: ***-1 579 thousand rubles.***
Net assets worth of the legal entity, which provided security as of the end of the reporting quarter: ***-1 786 thousand rubles..***

(2) Obligations on documentary interest inconvertible bearer bonds series 04:

Type of security (method of provided security):
Guarantee
Amount of security (rubles): ***7,000,000,000 and sum of interest yield***

Security terms and procedure of bond holders' realization of rights on the provided security:

The person which provides security on the bonds – Limited Liability Company «Telecom-Terminal» binds itself to perform the Issuer's obligations to the bondholders in case of the Issuer rejects to fulfill its obligations or delay in execution of the corresponding obligations of the Issuer according to the terms and conditions of the provided security.

Guarantor is responsible for fulfillment of Issuer's Obligations in presence of all the following conditions:
- Holder or a person duly authorized by Holder has submitted a claim on fulfillment of relevant Obligation (hereinafter referred to as Claim) to Guarantor;
- The Claim includes:
(a) character of non-fulfilled Issuer's Obligations to Holder
(b) amount of non-fulfilled Issuer's Obligations to Holder
(c) full firm name (surname, name, patronymic – for individual) of Holder and person authorized to receive Bond payments (in case of such appointment)
(e) location (place of residence) of Holder and person authorized to receive Bond payments (in case of such appointment)
(f) for individuals – passport series and number, date of issue, issuing authority
(g) country where Holder is a tax resident
quantity of Holder's Bonds subject to payment and
(i) banking details of Holder and person authorized to receive Bond payments;
- The following documents are attached to the Claim:
(a) a copy of extract on Holder's custody account certified by the depositary who records and attests right to Bonds, with indication of quantity of Bonds belonging to Holder
(b) in case of Claim submitting by Holder's representative, documents which confirm authority of the person submitting the Claim executed according to existing normative legal acts of the RF;
- The Claim is signed by Holder or person authorized to submit Claim. If the Claim is submitted by a legal entity, it should be sealed by this legal entity.
Claims can be submitted to Guarantor within the period not exceeding two years from the date of Bond redemption set in Prospectus of paper securities.

Guarantor makes relevant payments within 30 (thirty) days from the date of receiving the Claim to the account indicated in the Claim.

Issuer's net asset worth as of the final reporting date before the provision of security: ***–15 530 531 thousand rubles.***
Net assets worth of the legal entity, which provided security as of the last reporting date before the provision of security: ***819 thousand rubles.***
Net assets worth of the legal entity, which provided security as of the end of the reporting quarter: ***213 thousand rubles.***

8.5.1. Terms and conditions of the collateral to ensure performance of obligations with mortgage cover

No bonds with mortgage cover have been placed by the Company.

8.6. Information on the organizations keeping records of rights on the securities issued by the issuer

Person who maintains records of the Issuer's registered stocks holders register: **Registrar**
Name: ***Open Joint-Stock Company «Unified Registration Company»***
Short name: **OJSC *«URC» (in Russian OAO «OPK»)***
Location: ***70 Pyatnitskaya Str., Moscow, 113095***
Registrar license number for performing activity on keeping register of security holders: ***10-000-1-00314***
Date of issue: ***30.03.2004***
Duration: ***non stipulated***
Issuing authority: ***Federal Committee on Security Market***
Date from which the said registrar keeps register of inscribed securities of the issuer: ***13.12.2005.***

Certified securities of the Issuer with obligatory centralized storage are in circulation.

Depositary performs central storage of the following paper securities:
Name: ***Natsionalny Depositarny Center Non-commercial Partnership***
Short firm name: ***NDC***
Location: ***Russia, Moscow City, Sredny Kislovsky side-st., 1/13, building 4***
License number of professional member of security market for performing depositary activity: ***177-03431-000100***
Date of issue: ***04.12.2000***
Duration: ***not limited***
Issuing authority: ***FCSM of Russia***
Depositary performs central storage of the following paper securities:

- Certificate of documentary interest inconvertible bearer bonds series 03 with obligatory central storage. State registration number of the issue - 4-18-00194-A dated August 1, 2003, total quantity of issued bonds – 2,000,000 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 2,000,000,000 rubles.
    - Certificate of documentary interest inconvertible bearer bonds series 04 with obligatory central storage. State registration number of the issue - 4-19-00194-A dated June 29, 2004, total quantity of issued bonds – 5,622,595 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 5,622,595,000 rubles.

8.7. Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам

1. RSFSR Law dated June 26, 1991 *On investment activity in RSFSR* (with amendments dated June 19, 1995 No. 89-FZ, dated February 25, 1999 No. 39-FZ, dated January 10, 2003 No. 15-FZ).

2. Federal Law dated July 9, 1999 No. 160-FZ *On foreign investments in the RF* (Federal Laws edition dated March 21, 2002 No. 31-FZ, dated July 25, 2002 No. 117-FZ, dated December 8, 2003 No. 169-FZ).

3. Federal Law dated April 22, 1996 No. 39-FZ *On security market* (Federal Laws edition dated November 26, 1998 No. 182-FZ, dated July 8, 1999 No. 139-FZ, dated August 7, 2001 No. 121-FZ, dated December 28, 2002 No. 185-FZ, dated June 29, 2004 No. 58-FZ, dated July 28, 2004 No. 89-FZ).

4. Federal Law dated December 10, 2003 № 173-FZ "*On foreign investments in the RF*" (Federal Laws edition dated June 29, 2004 № 58-FZ, dated July 18, 2005 № 90-FZ).

5. Decree of the President of the RF dated June 10, 1994 No. 1184 *On improvement of bank system work of the RF* (Decree edition of the President of the RF dated April 27, 1995 No. 419).

6. Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts* (Instruction edition of Central Bank of the RF dated December 16, 2004 No. 1529-У).

7. Instruction of Central Bank of the RF dated June 15, 2004 No. 117-И *On procedure of providing authorized banks with documents and information by residents and non-residents while performing currency operations, procedure of authorized banks recording currency operations and preparing operation ID.*

8. Regulations for procedure of authorized banks re-establishing non-residents' accounts of C type opened in authorized banks in connection with adoption of Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts*, adopted by Central Bank of the RF on June 15, 2004 No. 260-П.

9. Instruction of Central Bank of the RF dated July 2, 2001 № 991-У «About the list of securities, transactions with which are conducted by non-residents with the use of special accounts of C type non-residents».

10. International double taxation agreements of the RF.

12. Other legislative acts of the RF.

8.8. Taxation of income incurred on placed and to be placed issued securities

Taxation of income from placed and being placed issuing paper securities of Issuer is governed by the Tax Code of the RF (hereinafter referred to as TC), as well as other normative legal acts of the RF adopted in compliance with the Tax Code of the RF.

TAX RATES

	Legal entities		Individuals	
Type of income	Residents	Non-residents	Residents	Non-residents
Coupon yield	24% (of which: federal budget – 6.5%; constituent entity budget – 17.5%);	20%	13%	30%
Income from conversion of securities	24% (of which: federal budget – 5%; constituent entity budget – 17%; local budget – 2%)	20%	13%	30%
Income in the form of dividends	9%	15%	9%	30%

TAXATION PROCEDURE FOR INDIVIDUALS.

Type of income – income tax.
Income form sources in the RF includes:

- dividends and interests received from Russian organizations, as well as interests received from Russian individual enterprisers and (or) foreign organizations in connection with activity of their permanent representations in RF
- income from conversion of shares or other paper securities in RF, as well as partnership shares in organization registered capital.

Tax base.
Taxpayer's income received in form of material benefit is material benefit received from paper security purchase. Tax base is defined as exceeding of taxpayer's actual gross expenditures for paper securities purchase by paper securities market value, defined on the basis of fluctuation limits of paper securities market value. Procedure of defining paper securities market value and fluctuation limits of paper securities market value is established by a federal authority regulating security market.
While defining tax base on income from securities business income received from the following operations shall be taken into account:

- purchase and sale of paper securities marketable on organized security market

- purchase and sale of paper securities non-marketable on organized security market.

Income (loss) from purchase and sale of paper securities is defined as difference between the sum of income received from conversion of securities and documented expenses for paper securities purchase, marketing and storage actually performed by taxpayer, or property withholdings decreasing income from purchase and sale transaction.

The said expenses include:

- sums paid to seller according to contract
- payment for depositary's services
- commitment fees to professional members of security market, discount paid (repaid) to management company of unit investment trust while investor's sale (redemption) of investment share of unit investment trust, defined according to the procedure established by the legislation of the RF on investment funds
- bourse tax (fee)
- payment for registrar's services
- other expenses directly connected with purchase, sale and storage of paper securities, incurred for services provided by professional members of security market within the limits of their professional activity.

Income (loss) from purchase and sale of paper securities marketable on organized security market increases (decreases) by amount of interest paid for usage of monetary funds attracted for performing transaction of paper securities purchase and sale within the limits of sums calculated on the basis of current refinance rate of Central Bank of the RF.

Loss amount on operations with paper securities marketable on organized security market is defined on the basis of fluctuation limits of paper securities market value.

Paper securities marketable on organized security market include paper securities accepted for circulation by sale organizers having license of federal authority which regulates security market,

Market rate of a paper security, including share of unit investment trust marketable on organized security market means a weighted average price of paper security on transactions performed within a selling day through sale organizer. If transactions are performed at the same price through two or more sale organizers, taxpayer have right to choose paper security market rate fixed by one of sale organizers at his/her option. In case if sale organizer does not calculate weighted average price, weighted average price shall be half sum of minimal and maximal price of transactions performed within a selling day through this sale organizer.

Tax base is separately defined for each operation.

Income (loss) from purchase and sale operations of paper securities is calculated as a sum of income from all transactions with paper securities of relevant category performed within a tax period after deduction of sum of losses. .

If taxpayer's expenses for purchase, marketing and storage of paper securities can not be directly referred to expenses for purchase, marketing and storage of specific paper securities, the said expenses are divided in proportion to cost estimate of paper securities to which the said expenses are referred. Cost estimate of paper securities is defined as of the date of incurring these expenses.

In case if taxpayer's expenses can not be confirmed by documents, he/she shall have right to realize property tax exemption envisaged by the first paragraph, Sub-item 1, Item 1, Article 220 TC. Property tax exemption or deduction to the amount of actually made and documented expenses is provided to a taxpayer while calculating and paying taxes to budget at income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) or at the end of tax period while submitting tax return to a taxation body.

If tax calculation and payment are made by income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) within a tax period, property tax exemption is provided by the income payment source with possibility of further recalculation at the end of tax period while submitting tax return to a taxation body.

If there are several income payment sources, property tax exemption is provided only by the income payment source at taxpayer's option.

Tax base of purchase and sale operations of paper securities (investment share redemption of unit investment trust) is defined as income received from operations with paper securities within a tax period.
Losses on operations with paper securities marketable on organized security market received as a result of the said operations performed within tax period decrease tax base of purchase and sale operations of paper securities of this category.
Income from purchase and sale operations with paper securities non-marketable on organized security market which met the requirements set for paper securities marketable on organized security market as for the purchase date can be decreased to the amount of losses on purchase and sale operations with paper securities marketable on organized security market received within tax period.
Date of actual acquisition of income:

- date of income payment, including income transfer to taxpayer's banking accounts or accounts of third parties on his/her instruction – acquisition of income in monetary form
- date of paper securities purchase - acquisition of income in form of material benefit.

Tax base of purchase and sale operations of paper securities and operations with financial instruments of futures transactions is defined at the end of tax period. Calculation and payment of tax sum is made by a fiscal agent at the end of tax period or while paying monetary funds to a taxpayer before the end of tax period.
Fiscal agents are Russian organizations from which or as a result of cooperation with which taxpayer received income. Fiscal agents are obliged to calculate, deduct tax from taxpayer's pay and pay tax amount. In case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of fiscal agent are performed by the person actually paying income to a taxpayer.
If fiscal agent pays monetary funds to a taxpayer before the end of tax period, the tax is paid from the part of income defined according to the present article which corresponds to actual sum of paid monetary funds. Part of income is calculated as a product of total income sum by proportion of payment sum and cost value of paper securities defined as of the payment date of monetary funds on which the fiscal agent acts as a broker. If monetary funds are paid to a taxpayer more often than once per tax period, tax sum is calculated on an accrual basis with deduction of previously paid tax amounts.
Cost value of paper securities is defined on the basis of actually made and documented expenses for their purchase.
Monetary funds payment means payment of cash monetary funds, transfer of monetary funds to individual's banking account or account of a third party on individual's instruction.

If income payment source can not deduct calculated tax amount from a taxpayer, fiscal agent (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) shall notify taxation body of registration place on failure of the said deduction and taxpayer's outstanding amount in written form within a month from the date of this condition occurrence. In this case tax payment is maid according to Article 228 TC.

TAXATION PROCEDURE FOR LEGAL ENTITIES.

Type of tax – income tax.
Income includes:

- earnings from property rights realization (proceeds)
- non-operating gains in form of interest on paper securities and other debt commitments and/or equity participation in other organizations.

Tax base.
Taxpayer's income from operations on sale or other disposal of paper securities (including redemption) is defined on the basis of price of sale or other disposal of paper securities, s well as sum of accumulated interest (coupon) income paid to taxpayer by purchaser and sum of interest (coupon) income paid taxpayer by issuer. In this case taxpayer's income from sale or other disposal of paper securities does not include sums of interest (coupon) income previously included while taxing.

Taxpayer's income from operations on sale or other disposal of paper securities (including redemption), nominated in foreign currency, is defined according to the exchange rates of the RF Central Bank, effective on the date of ownership transfer or the maturity date.
Expenses for sale (other disposal) of paper securities are defined on the basis of purchase price of a paper security (including expenses for its purchase), expenses for its sale, Discount amount of investment shares estimated value, sum of accumulated interest (coupon) income paid by taxpayer to paper security seller. In this case expenses do not include sums of interest (coupon) income previously included while taxing.
Defining the expenses for sale (other disposal) of paper securities, purchase price of security, nominated in foreign currency (expenses on acquisition inclusive), is determined according to the exchange rates of the RF Central Bank, effective on the moment of the security registration. Routine revaluation of the securities nominated in foreign currency is not conducted.
While saling shares received by the shareholders as a result of reorganization, the purchase price of such securities is declared to be their value defined according to the item 4 - 6 of Article 277 of the RF Tax Code.

Код поля изменен

Interest under contracts on credit, loan and other similar contracts, other debt commitments (including paper securities) is taken into account as of the date of income (expenditure) recognition according to Article 328 of the Tax Code of the RF.
Date of recognizing income and expenditure on bond operations is the date of selling the said bonds according to Article 329 of the Tax Code of the RF.
Paper securities are recognized to by securities marketable on organized security market if all the following requirements are met:

1) if they are accepted for circulation at least by one sale organizer who have right to this according to the national legislation

2) if information on their prices (rates) is published by mass media (including electronic one) or can be provided to any interested person by sale organizer or other authorized person within three years from the date of performing operation with paper securities

3) if market rate is calculated on them, if it is provided for by relevant national legislation.

For the purpose of this item, national legislation is meant to be the legislation of the state, on the territory of which the securities are circulating (conclusion of civil deals, which results in securities ownership transfer, including those outside of the formal securities market).

For the purpose of tax assessment market price of paper securities marketable on organized security market shall be the actual price of sale or other disposal of paper securities, if this price is in the interval between minimal and maximal prices (price interval) of transactions with the said paper security registered by sale organizer on security market as of the date of performing relevant transaction. In case of deal conclusion via the trade organizer, the date of deal conclusion shall mean the date of tender holding, on which this deal with security was made. In case of security selling outside the formal security market, the date of the deal conclusion shall mean the date of determination of all the significant terms and conditions for security transfer, i.e. the date of agreement signing.
In case of selling paper securities marketable on organized security market at the price lower than minimal transaction price on security market, minimal transaction price on security market is taken for defining finance result.
Accumulated interest (coupon) income shall mean a part of interest (coupon) income which payment is stipulated by issue conditions of this paper security, calculated in proportion to quantity of days passed from the issue date of paper security or payout date of previous coupon yield to the date of performing transaction (date of paper security transfer).
For the purpose of tax assessment market price of paper securities non-marketable on organized security market shall be the actual price of sale or other disposal of paper securities if at least one of the following requirements is met:

1) if actual price of relevant transaction is in the price interval of similar (identical, uniform) paper security registered by sale organizer on security market as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months

2) if deviation of actual price of relevant transaction is within 20 per cents towards increase or decrease of weighted average price of similar (identical, uniform) paper security calculated by sale organizer on security market according to established rules on auction results as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months

Income of taxpayer – shareholder selling shares received due to increase of registered capital of a joint-stock company is defined as a difference between sale price and initial paid shares value corrected on the basis of change of shares quantity as a result of increase of registered capital.

Tax base on operations with paper securities is separately defined by a taxpayer, except for the tax base on operations with paper securities defined by professional members of security market. In this case taxpayers (except for professional members of security market performing dealer activity) define tax base on operations with paper securities marketable on organized security market separately from tax base on operations with paper securities non-marketable on organized security market.

While sale of other disposal of paper securities, value of withdrawn issuing paper securities is made according to method of cost of first acquired paper securities (FIFO), value of withdrawn non-issuing paper securities – on the basis of actual value of each paper security.

Taxpayers, received loss (losses) from operations with paper securities within the previous tax period or previous tax periods, shall have right to decrease tax base of operations with paper securities in the accounting (tax) period (carry over the said losses) according to the procedure and terms established by Article 283 TC.

In this case losses from operations with paper securities non-marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations with these paper securities in the accounting (tax) period. Losses from operations with paper securities marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations on selling paper securities of this category.

Within tax period carrying over losses from operations with paper securities marketable on organized security market and paper securities non-marketable on organized security market sustained in relevant accounting period is performed separately according to the said paper security categories within the limits of income received from operations with such paper securities.

In case if recipient of interest income from debt commitments of any type, including participating bond and convertible bonds, is a foreign organization not performing activity in RF through its permanent representation, fiscal agent calculates and withdraws tax on such income. In this case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of a fiscal agent are performed by the person actually paying income to a foreign organization not performing activity through its permanent representation in RF.

In case of fiscal agent's payment of income which is levied by tax at lower rates in the RF according to international contracts (agreements) to a foreign organization, fiscal agent calculates and withdraws tax amount on the income at relevant lower rates, if foreign organization submits confirmation envisaged by Item 1 Article 312 TC RF to fiscal agent. In this case of Russian banks payment of income on operations with foreign banks, confirmation of the fact that the foreign bank is permanently located on the territory of state, which has concluded an international contract (agreement) governing tax questions with RF, is not required, if the location is confirmed by information of public information books.

Tax amount on income from equity participation in organizations activity (dividends) is defined on the basis of the following provisions.

If taxpayer's income source is a foreign company, tax amount in relation to received dividends is defined by taxpayer at its option on the basis of the sum of received dividends and rate of 15 %.

In this case taxpayers receiving dividends from a foreign company, including through permanent representation of foreign company in the RF, have no right to decrease tax amount calculated according to Article 275 TC RF by the tax amount calculated and paid on the territory of source location unless otherwise provided for by an international contract.

If taxpayer's income source is a Russian company, the said organization shall be a fiscal agent and it levies tax on the basis of provisions of Item 2 Article 275 TC RF.

In this case tax amount subject to income retention of taxpayer - recipient of dividends is calculated by fiscal agent on the basis of total tax sum calculated according to the procedure established by Item 2 Article 275 TC RF and each shareholder's part of total dividends sum.
Total tax amount is calculated as product of tax rate of 9% by difference between sum of dividends subject to division among shareholders (participants) in current tax period diminished by sum of dividends subject to payment by fiscal agent according to Item 3 Article 275 TC RF in current tax period and sum of dividends received by the fiscal agent in current accounting (tax) period and previous accounting (tax) period, if these sums have not been previously taken into account while defining taxable income in form of dividends. In case if the received difference is negative, there is liability to pay taxes and compensation from budget is not carried out.
In case if Russian organization – fiscal agent pays dividends to a foreign organization and (or) individual non-resident of the RF, tax base on each payment of taxpayer - recipient of dividends is calculated as a sum of paid dividends. The rate of 15% or 30% is applied to it.

8.9. Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds

Category of stock: ***ordinary registered uncertified stock***

Reporting period for which the stated dividends are paid (were paid)	**2001**	**2002**	**2003**	**2004**	**2005**
Amount of stated (accrued) dividends per a share, rubles	0.026 rubles	0.096052 rubles	0.124867 rubles	0.0630084 rubles	0.0674191 rubles
Amount of stated (accrued) dividends for the whole stock, rubles	11 741 626.2 rubles	151 570 712.32 rubles	197 040 979.22 rubles	99 428 000.0 rubles	106 388 000.0 rubles
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting

Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.	05.06.2002 Minutes №9 dated June 5, 2002	24.06.2003 Minutes №11 dated June 24, 2003	11.06.2004 Minutes № 12 dated June 11, 2004	30.06.2005 Minutes № 13 dated June 30, 2005	28.06.2006 Minutes № 14 dated June 30, 2006
Period for paying the stated dividends on issuer's stock	within the financial year when the decision on dividends payment was made	Before December 31, 2003	Before December 31, 2004	Before December 31, 2005	Before December 20, 2006
Form and other terms of paying the stated dividends on issuer's stock	Monetary form	Monetary form	Monetary form	Monetary form	Monetary form
Total dividend amount paid on all ordinary stock, rubles as of June 30, 2006.	11 687 712.00 rubles	151 071 438.26 rubles	196 343 072.74 rubles	99 040 808.72 rubles	-

Sum of paid dividends is indicated with application of retained tax.

The dividends on ordinary stock for 2001-2004 are not completely paid due to the following reasons: no correct banking details, non-appearance of shareholders, invalid banking details of shareholders.

Category of stock: ***preference registered uncertified stock of B type***

Accounting period for which the stated dividends are paid (were paid)	**2001год**
Amount of stated (accrued) dividends per a share	0.038 rubles
Amount of stated (accrued) dividends for the whole stock	470 136.0 rubles

Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.	June 5, 2002 Minutes No.9 dated June 5, 2002
Period for paying the stated dividends on issuer's stock	within a month after the date of making decision on dividends payment
Form and other terms of paying the stated dividends on issuer's stock	Monetary form
Total dividend amount paid on all preference stock of B type	470 136.00 rubles

Category of stock: ***preference registered uncertified stock of A type***

Accounting period for which the stated dividends are paid (were paid)	**2001**	**2002**	**2003**	**2004**	**2005**
Amount of stated (accrued) dividends per a share, rubles	0.077 rubles	0.206143 rubles	0.285662 rubles	0.0756115 rubles	0.1270937 rubles
Amount of stated (accrued) dividends for the whole stock, rubles	11 908 666.0 rubles	108 429 738.3 rubles	150 256 161.52 rubles	39 771 000.0 rubles	66 850 000.0 rubles
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting

Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made	05.06.2002 Minutes №9 dated June 5, 2002	24.06.2003 Minutes №11 dated June 24, 2003	11.06.2004 Minutes № 12 dated June 11, 2004	30.06.2005 Minutes № 13 dated June 30, 2005	28.06.2006 Minutes № 14 dated June 30, 2006
Period for paying the stated dividends on issuer's stock	within two months after the date of making decision on dividends payment	Before August 23, 2003	Before August 10, 2004	Before August 29, 2005	Before August 27, 2006
Form and other terms of paying the stated dividends on issuer's stock	Monetary form	Monetary form	Monetary form	Monetary form	Monetary form
Total dividend amount paid on all preference stock of A type as of March 31, 2006.	11 769 776.52 rubles	107 370 783.55 rubles	148 749 894.50 rubles	39 097 607.94 rubles	

The indicated dividends sums are calculated with application of retained tax.

The dividends on preference stock for 2001-2004 are not completely paid due to the following reasons: no correct banking details, non-appearance of shareholders, invalid banking details of shareholders.

Income on issuer's bonds.

(1) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***01***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
Registration number: ***4-01-00194-A***
Date of state registration of security issue: ***17.10.2001***
Date of state registration of report on results of securities issue: ***December 10, 2001***
Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***
Output of paper securities in terms of nominal value (rubles): ***600 000 000***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from the placement start date till the 95th day from the placement start date (16.11.2001 – 19.02.2002)**
Income amount subject to payment on bonds of the issuer, per a bond: ***57.26 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***34 356 000 rubles.***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (95th day from the bonds placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***34 356 000 rubles.***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 95th to 186th day from the placement start date (19.02.2002 – 21.05.2002)**
Income amount subject to payment on bonds of the issuer, per a bond: ***53.6 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***32 160 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (186th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***32 160 000 rubles.***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 3 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 186th to 368th day from the placement start date (21.05.2002 – 19.11.2002)**
Income amount subject to payment on bonds of the issuer, per a bond: ***102.22 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***61 332 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (368th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***61 332 000 rubles.***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 4 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 368th to 550th day from the placement start date (19.11.2002 – 20.05.2003)**
Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (550th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***53 850 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 5 coupon***

Accounting period (year, quarter) for which bond yield of the issue is paid: **from 550th to 732th day from the placement start date (20.05.2003 – 18.11.2003)**
Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (732th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***53 850 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Redemption of the bonds of the issue
Income amount subject to payment on bonds of the issuer, per a bond: ***1 000 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***600 000 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (732th day from the placement start date: 18.11.2003)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***600 000 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

(2) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***02***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Date of state registration of report on results of securities issue: ***15.08.2002***
Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***
Output of paper securities in terms of nominal value (rubles): ***600 000 000***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from the placement start date till the 91st day from the placement start date (23.07.2002 – 22.10.2002)**
Income amount subject to payment on bonds of the issuer, per a bond: ***49.86 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***29 916 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (91st day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***29 916 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 91th to 273rd day from the placement start date (22.10.2002 – 22.04.2003)**
Income amount subject to payment on bonds of the issuer, per a bond: ***99.73 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***59 838 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (273rd day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***59 838 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 3 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 273rd to 456th day from the placement start date (22.04.2003 - 22.10.2003)**
Income amount subject to payment on bonds of the issuer, per a bond: ***90.25 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***54 150 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (456th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***54 150 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 4 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 456th to 638th day from the placement start date (22.10.2003 - 21.04.2004)**
Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (638th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***53 850 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 5 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 638th to 821st day from the placement start date (21.04.2004 - 21.10.2004)**
Income amount subject to payment on bonds of the issuer, per a bond: ***80.22 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***48,132,000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (821st day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***48 132 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 6 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 821st to 1003rd day from the placement start date (21.10.2004 - 21.04.2005)**
Income amount subject to payment on bonds of the issuer, per a bond: ***79.78 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***47 868 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (1003rd day from the placement start date)**

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: *47 868 000 rubles*
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Redemption of the bonds of the issue
Income amount subject to payment on bonds of the issuer, per a bond: ***1 000 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***600 000 000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (1003rd day from the placement start date: 21.04.2005)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***600 000 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

(3) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***03***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-18-00194-A***
Date of state registration: ***01.08.2003***
Date of state registration of report on results of securities issue: ***14.10.2003***
Quantity of paper securities of the issue: ***2,000,000***
Nominal value of a paper security of the issue (rubles): ***1,000***
Output of paper securities in terms of nominal value (rubles): ***2,000,000,000***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from the bonds placement start date to 183rd day from the placement start date (16.09.2003 – 17.03.2004)**
Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (183rd day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 840 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 183rd to 366th day from the placement start date (17.03.2004 - 16.09.2004)**
Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Form and other terms of paying *bond* yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (366th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 840 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 3 coupon***

Accounting period (year, quarter) for which bond yield of the issue is paid: **from 366th to 549th day from the placement start date (16.09.2004 - 18.03.2005)**
Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Form and other terms of paying *bond* yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (549th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 840 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 4 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 549th to 731st day from the placement start date (18.03.2005 - 16.09.2005)**
Income amount subject to payment on bonds of the issuer, per a bond: ***61.58 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: **123,160,000 rubles**
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (731st day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 160 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 5 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 731th to 913th day from the placement start date (16.09.2005 - 17.03.2006)**
Income amount subject to payment on bonds of the issuer, per a bond: ***61.58 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: **123,160,000 rubles**
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (913th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 160 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

(4) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***04***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-19-00194-A***
Date of state registration: ***June 29, 2004***
Date of state registration of report on results of securities issue: ***October 12, 2004***
Quantity of paper securities of the issue: ***7,000,000***
Quantity of actually placed paper securities of the issue: ***5,622,595***
Nominal value of a paper security of the issue (rubles): ***1,000***
Value of securities issue in terms of nominal value (rubles): ***7,000,000,000***
Value of placed securities in terms of nominal value (rubles): ***5 622 595 000***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from the bonds placement start date to 183rd day from the placement start date (17.08.2004 – 16.02.2005)**

Income amount subject to payment on bonds of the issuer, per a bond: ***69.19 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***389 027 348.05 rubles***
Form and other terms of paying *bond* yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (183rd day from the placement start date)**

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***389 027 348.05 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 183rd to 366th day from the placement start date (16.02.2005 - 18.08.2005)**

Income amount subject to payment on bonds of the issuer, per a bond: ***69.19 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***389 027 348.05 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (366th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***389 027 348.05 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

Type of income: ***coupon yield on 3 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: **from 366th to 549th day from the placement start date (18.08.2005 - 17.02.2006)**

Income amount subject to payment on bonds of the issuer, per a bond: ***69.19 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***389 027 348.05 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles**
Payout period of bond yield of the issue: **one day (549th day from the placement start date)**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***389 027 348.05 rubles***
Information about the Issuer's execution of the obligations on payment of income: **obligation is met in full measure**

(5) Kind, series (type), form and other identification characteristics of paper securities:
Kind of paper securities: ***bonds***
Bond series: ***1-И***
Type: ***interest bearing bonds***
Bond form: ***registered uncertified bonds***
State registration number of securities issue: ***4-14-00194-A***
Date of state registration: ***11.10.2002***
Date of state registration of report on results of securities issue: ***14.01.2003***
Quantity of paper securities of the issue: ***80 000***
Nominal value of a paper security of the issue (rubles): ***50 rubles***
Value of the bonds issue in terms of nominal value: ***4 000 000 rubles***
Quantity of actually placed paper securities of the issue: ***22 674***
Value of placed securities in terms of nominal value (rubles): ***1 133 700 rubles***

Redemption of the bonds of the issue
Income amount subject to payment on bonds of the issuer, per a bond: ***50 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***1 133700 rubles***
Form and other terms of paying bond yield of the issue: **in cashless form in the RF rubles;** ***to natural persons – upon showing of passport, to legal entuties – upon respectively filled application for bonds redemption***
Payout period of bond yield of the issue: ***from 01.10.2002 to 01.10.2003***
Total amount of income paid for all bonds of the issue: ***1 006 300 rubles***

Information about the Issuer's execution of the obligations on payment of income: **obligation is not met in full measure:** ***low aapearance of securities holders in the office of the issuer for the bonds redemption, despite the timely sent registered letter with notification. Bonded debt series 1–И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

(6) Kind, series (type), form and other identification characteristics of paper securities:
Kind of paper securities: ***bonds***
Bond series: ***2-И***
Type: ***interest bearing bonds***
Bond form: ***registered uncertified bonds***
State registration number of securities issue: ***4-15-00194-A***
Date of state registration: ***11 October, 2002***
Date of state registration of report on results of securities issue: ***14.01.2003***
Quantity of paper securities of the issue: ***400 000***
Nominal value of a paper security of the issue (rubles): ***50 rubles***
Value of the bonds issue in terms of nominal value: ***20 000 000 rubles***
Quantity of actually placed paper securities of the issue: ***212 701***
Value of placed securities in terms of nominal value (rubles): ***10 635 050***

Type of income: ***interest***
Period for which bond yield of the issue was paid (is paid): **2002**
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***
Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***
Form and other terms of paying bond yield of the issue: **in the RF currency**
Payout period of bond yield of the issue: **not established**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***210 885 rubles***
Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

Type of income: ***interest***
Period for which bond yield of the issue was paid (is paid): **2003**
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***
Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***
Form and other terms of paying bond yield of the issue: **in the RF currency**
Payout period of bond yield of the issue: **not established**
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***131 280 rubles***
Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the***

said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.

Type of income: ***interest***

Period for which bond yield of the issue was paid (is paid): **2004**

Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***

Form and other terms of paying bond yield of the issue: **in the RF currency**

Payout period of bond yield of the issue: **not established**

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***91 105 rubles***

Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

Type of income: ***interest***

Period for which bond yield of the issue was paid (is paid): **2005**

Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***148 427 rubles***

Form and other terms of paying bond yield of the issue: **in the RF currency**

Payout period of bond yield of the issue: **not established**

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***24 755 rubles***

Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

8.10. Other information

No information.

Annex 1

BALANCE SHEET

			CODES
		Form #01 by OCUD	0710001
as of	**June 30, 2006**	Date (year, month, day)	31.07.2006
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**
Address:	6 Degtiarny Per., Building 2, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	484	442
Fixed assets		120	120	31 783 017	30 253 304
Capital investments		130	130	2 026 268	2 144 517
Income bearing investments in tangible items		135	135	1 434	1 448
Long-term financial investments		140	**140**	1 639 211	1 639 211
including: investments in daughter companies			141	1 604 137	1 604 137
investments in affiliates/associates			142	2 840	25
investments in other organizations			143	25 362	28 177
other long-term financial investments			144	6 872	6 872
Deferred tax assets		145	145	224 296	352 348
Other non-current assets		150	150	3 428 746	3 597 987
Total for section I		190	**190**	39 103 456	37 989 257

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS **Inventories**		210	**210**	1 152 747	953 241
including: raw material, auxiliaries and other similar items		211	211	537 544	486 330
expenses of production in progress (circulation expenses)		213	213	516	300
finished products and goods intended for resale		214	214	16 049	15 850
shipped products		215	215	55	436
deferred expenses		216	216	598 583	450 325
other inventories and expenses		217	217		
VAT on purchased items		220	220	1 720 958	1 086 866
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	17 824	10 838
including: buyers and customer accounts		231	231		
advance payments made			232		
other debtors			233	17 824	10 838
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2 220 105	3 460 450
including: buyers and customer accounts		241	241	1 705 214	2 572 546
advance payments made			242	146 786	146 139
other debtors			243	368 105	741 765
Short-term financial investments		250	250	4 200	
Cash and equivalents		260	260	952 823	817 567
Other current assets		270	270	2 008	5 518
Total on section II		290	290	6 070 665	6 334 480
Grand total (sum of lines 190+290)		300	300	45 174 121	44 323 737

LIABILITIES	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter (legal) capital		410	410	6 311 999	6 311 999
Additional capital		420	420	646 822	646 822
Reserves		430	430	31 560	64 985
Shares bought-out from shareholders		411	440		
Undistributed profit (not covered loss) of previous years		470	460	8 623 963	8 414 402
Undistributed profit (not covered loss) of the reporting year		470	470	X	1 085 423
Total on section III		490	**490**	15 614 344	16 523 631
IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	6 633 498	4 370 597
including:					
credit facilities			511	3 992 576	4 250 341
loans			512	2 640 922	120 256
Deferred tax liabilities		515	515	741 179	820 602
Other long-term liabilities		520	520	2 548 782	1 939 760
Total on section IV		590	**590**	9 923 459	7 130 959
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	14 336 842	14 687 295
including:					
credit facilities			611	3 931 458	3 783 728
loans			612	10 405 384	10 903 567
Accounts payable		620	**620**	4 641 556	5 138 624
including:					
suppliers and contractors		621	621	2 739 946	2 123 377
advance payments received		625	622	426 437	394 790
debt to employees		622	623	2 332	292 181
debt to government out-of-budget funds		623	624	10 644	124 899
debt in respect of tax and duties		624	625	526 140	424 087
other creditors		625	626	936 057	1 779 290
Debt to participants (founders) for income payments		630	630	7 916	178 260
Deferred revenue		640	640	499 438	485 650
Deferred expense provisions		650	650	150 566	179 318
Other short-term liabilities		660	660		
Total on section V		690	**690**	19 636 318	20 669 147
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	45 174 121	44 323 737

Summary of items accounted for using off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	2 486 213	2 696 656
including those under leasing terms		911	911	478 543	1 982 686
Goods and tangible items accepted for safe storage		920	902	97 513	113 391
Goods accepted for commission		930	903	8 233	6 008
Debt of insolvent debtors written off as a loss		940	904	445 898	536 682
Security received in respect of payments and obligations		950	905	8 006 514	7 994 777
Security provided to other parties in respect of payments and obligations		960	906	17 881 929	17 201 325
Housing facilities depreciation		970	907	18 425	17 791
Depreciation of external improvement items and other similar facilities		980	908	2 084	694
Means of payment in respect of telecommunications services			909	142 058	147 832

Summary of net asset value

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	16 113 782	17 009 281

Chief Executive ____________ S. V. Pridantsev
(signature) (name)

Chief accountant ____________ A. D. Kartashov
(signature) (name)

Date: July 26, 2006

Annex 2

PROFIT AND LOSS STATEMENT

			КОДЫ
		Form #02 by OCUD	**0710002**
for	**H1 2006**	Date (year, month, day)	31.07.2006
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	13 366 103	13 089 495
including from sales of telecommunications services			011	12 462 892	12 907 593
Costs of sold goods, products, works, services		020	020	(9 494 614)	(10 116 576)
including: telecom services			021	(9 124 432)	(10 030 293)
Profit (loss) from sales (line 010 less line 020)		050	**050**	3 871 489	2 972 919
II. OPERATING REVENUE AND EXPENSES					
Interest to receive		060	060	8 084	907
Interest payable		070	070	(1 157 168)	(1 132 526)
Income from participation in other organizations		080	080	62	355
Other operating revenue		090	090	156 837	27.214
Other operating expenses		100	100	(653 101)	(726 998)
III. NON-SALES REVENUE AND EXPENSES		120	120	106 248	189 742

Non-sales revenue					
Non-sales expenses		130	130	(682 611)	(635 627)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	1 649 840	695 986
Profit tax expenses (lines -151+152-153), including:			**150**	(564 296)	(310 357)
deferred tax liabilities		142	151	(79 152)	(99 816)
deferred tax assets		141	152	128 052	119 488
Current profit tax		150	153	(613 196)	(330 029)
Operating profit (loss) (line 140- less line 150)			**160**	1 085 544	385 629
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	176	2 209
Extraordinary expenses			180	(297)	(552)
Earnings (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	**190**	1 085 423	387 286
FOR REFERENCE Conditional profit tax expense/income			201	(395 933)	(167 434)
Permanent tax liabilities		200	202	(168 363)	(142 923)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	X	X
Diluted profit (loss) per share			302	X	X

*** to be filled out in annual financial statements**

Расшифровка отдельных прибылей и убытков

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	5 572	(14 684)	8 923	(14 144)
Profit (loss) of previous years		402	32 885	(26 760)	20 651	(36 467)
Indemnity of damages caused by non-performance or undue performance of obligations		403	2 524	(573)	2 239	(800)
Foreign currency translation adjustments (exchange rate differences)		404	27 739	(19 337)	77 920	(17 333)
Allocations to assessed reserves		405	154 416	(67 901)	22 368	(273 711)
Written-off accounts receivable and payable		406	3 096	(5 382)	2 399	(7 539)

Chief Executive ______________ S. V. Pridantsev
(signature) (name)

Chief Accountant ______________ A. D. Kartashov
(signature) (name)

Date: Juy 26, 2006

English version of the original

Joint Stock Company
Central Telecommunication Company

Consolidated Financial Statements

For the year ended December 31, 2005
with Independent Auditor's Report

Contents

English version

Independent Auditors' Report

To the Shareholders and Board of Directors of JSC Central Telecommunication Company

1. We have audited the accompanying consolidated balance sheet of Joint-Stock Central Telecommunication Company (a Russian open joint-stock company – hereinafter "the Company"), as at December 31, 2005 and the related consolidated statements of operations, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of OJSC "Russian Telecommunications Network" (a Russian open joint-stock company – hereinafter "RTS"), a wholly-owned subsidiary, which statements reflect total consolidated assets of 986,633 thousand roubles as at December 31, 2005, total consolidated revenues of 970,359 thousand roubles and consolidated pre-tax loss of 83,942 thousand roubles for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for RTS, is based solely on the report of other auditors.

2. Except as discussed in paragraph 3 and 4 below we conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

3. As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 5 "Property, Plant and Equipment", the Company transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, First-time Adoption of International Financial Reporting Standards, which permits an entity to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2005 and 2004, complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years presented and (ii) deferred tax balances as at the reporting dates and deferred tax expense for the years presented.

4. As described in Note 24 "Pension Liabilities", the Company provides certain long term benefits to its employees. The Company engaged an independent actuary to estimate its obligations regarding such benefits as of December 31, 2005, 2004 and 2003. We were unable to obtain sufficient support for the actuarial assumptions and significant underlying data used. We were therefore unable to satisfy ourselves with respect to the pension obligation as of the balance sheet dates, the related expense for the defined benefit pension plan for the years presented, and related disclosures.

5. The Company accounted for the purchase of subsidiaries based on historical cost of their net assets. The Company did not identify and estimate the fair value of the acquired assets and liabilities as required by IFRS 3, Business Combinations. We were not able to quantify the respective adjustments to the financial statements for the year ended December 31, 2005. In addition, we were unable to satisfy ourselves as to whether the carrying amounts of non-current assets in subsidiaries are not in excess of their recoverable values.

6. In our opinion, based on our audit and the report of other auditors, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in paragraphs 3 and 4 above, and except for the effects on the financial statements of the matter referred to in paragraph 5 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Joint-Stock Central Telecommunication Company as at December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

June 16, 2006

JSC CenterTelecom

Consolidated Balance Sheet

As of December 31, 2005

(in thousands of roubles)

	Notes	2005	2004
ASSETS			
Non–current assets			
Property, plant and equipment, net	5	30,176,743	30,008,572
Intangible assets and goodwill, net	6	4,096,394	3,422,106
Investments in associates	8	20,081	15,927
Long–term investments	10	25,621	13,662
Long–term accounts receivable and other assets	11	221,546	317,594
Long–term advances given	12	951,182	1,108,682
Deferred income tax asset	30	105,787	–
Total non–current assets		35,597,354	34,886,543
Current assets			
Inventories, net	13	513,628	577,518
Accounts receivable, net	14	1,877,457	2,068,164
Other current assets	15	1,556,475	2,028,065
Income tax prepaid		82,877	78,625
Cash and cash equivalents	16	994,627	1,417,214
Total current assets		5,025,064	6,169,586
TOTAL ASSETS		40,622,418	41,056,129
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	18	6,900,165	1,219,366
Unrealized gain on available–for–sale investments		–	4,517
Treasury shares		(2,808)	–
Retained earnings		4,384,797	10,854,657
Total equity attributable to equity holders of the parent		12,078,540	
Minority interest		14,366	23,974
Total equity		11,296,520	12,102,514
Non–current liabilities			
Long–term borrowings	19	6,824,529	13,003,785
Long–term finance lease obligations	20	1,562,302	1,775,171
Pension Liabilities	24	850,420	565,000
Deferred revenue		833,884	794,390
Long–term Income tax payable	23	10,604	10,973
Long–term other tax payable	23	14,589	13,373
Deferred income tax liability	30	–	147,720
Other long–term liability		34,398	4,231
Total non–current liabilities		10,130,726	16,314,643
Current liabilities			
Accounts payable, accrued expenses and advances received	21	2,277,667	3,039,662

JSC CenterTelecom

Consolidated Balance Sheet

As of December 31, 2005

(in thousands of roubles)

	Notes	2005	2004
Payables to Rostelecom		190,533	191,543
Income tax payable		42,739	181,413
Other taxes payable	22	1,098,858	1,070,193
Dividends payable	32	8,273	15,241
Short–term borrowings	19	2,263,764	3,604,397
Current portion of long–term borrowings	19	12,570,338	3,864,032
Current portion of long–term finance lease obligations	20	743,000	672,491
Total current liabilities		19,195,172	12,638,972
Total liabilities		29,325,898	28,953,615
TOTAL EQUITY AND LIABILITIES		41,056,129	

The accompanying notes form an integral part of these consolidated financial statements.

JSC CenterTelecom

Consolidated Balance Sheet

As of December 31, 2005

(in thousands of roubles)

	Notes	2005	2004
Revenues	**26**	**28,700,65[illegible]**	26,029,08[illegible]
Wages, salaries, other benefits and payroll taxes		**(10,197,813**	(9,713,189
Depreciation and amortization	**5,6**	**(4,860,503**	(4,243,356
Materials, repairs and maintenance, utilities		**(2,719,610**	(2,500,376
Taxes other than income tax		**(774,186)**	(625,344)
Interconnection charges		**(4,003,521**	(4,055,981
Provision for impairment of receivables	**14**	**(296,524)**	(831,322)
Gain/(loss) on disposal of property, plant, and equipment		**(56,664)**	9,318
Other operating expenses	**27**	**(3,525,341**	(3,312,229
Operating profit		**2,266,48[illegible]**	756,601
Share of result of associates		**3,049**	2,282
Interest expense, net	**28**	**(2,607,604**	(1,879,617
Gain from Investments	**29**	**8,872**	297,358
Foreign exchange gain, net		**78,354**	59,845
Other income and expenses, net		**22,357**	(83,614)
Loss before income tax		**(228,484)**	(847,145)
Income tax expense	**30**	**(420,735)**	(154,074)
Loss for the year		**(649,219)**	(1,001,219
Attributable to:			
Equity holders of the parent		**(649,862)**	(1,009,223
Minority interests		**643**	8,004
Net Loss for the year		**(649,219)**	(1,001,219
Loss per share			
- basic and diluted, for loss for the year attributable to equity holders of the parent	**31**	**(0.309)**	(0.480)

The accompanying notes form an integral part of these consolidated financial statements

JSC CenterTelecom

Consolidated Balance Sheet

As of December 31, 2005

(in thousands of roubles)

	2005	2004
Cash flows from operating activities:		
Loss before income tax	**(228,484)**	(847,145)
Adjustments for:		
Depreciation and amortization	**4,860,503**	4,243,356
Loss/(gain) on disposal of property, plant and equipment	**56,664**	(9,318)
Provision for impairment of receivables	**296,524**	831,322
Provision for obsolescence of inventory	**585**	–
Share of result of associates	**(3,049)**	(2,282)
Gain from investments	**(8,872)**	(297,358)
Interest expense, net	**2,607,604**	1,879,617
Foreign exchange gain, net	**(78,354)**	(59,845)
Operating cash flows before working capital changes	**7,503,121**	5,738,347
Increase in accounts receivable	**(88,097)**	(1,082,994)
Decrease/(increase) in other current assets	**508,014**	(317,244)
Decrease/(increase) in inventories	**66,168**	(28,848)
Increase/(decrease) in accounts payable and accrued expenses	**346,365**	(13,670)
Increase in taxes payable other than income tax	**43,253**	45,656
Increase in pension liabilities	**285,420**	200,000
Cash flows generated from operations	**8,664,244**	4,541,247
Interest paid	**(3,015,619)**	(1,839,446)
Income tax paid	**(804,770)**	(431,940)
Net cash flows from operating activities	**4,843,855**	2,269,861
Cash flows from investing activities:		
Purchase of property, plant and equipment	**(4,945,677)**	(7,112,382)
Purchase of intangible assets	**(126,451)**	(74,289)
Purchase of Oracle E–Business Suite software	**(164,888)**	(274,271)
Purchase of Amdocs Billing Suite software	**(172,778)**	–
Proceeds from sales of property, plant and equipment	**70,690**	98,230
Purchase of subsidiaries, net of cash acquired	**(141,377)**	(1,372,349)
Proceeds from sale of subsidiaries, net of cash disposed	–	174,391
Purchase of investments and other financial assets	**74,938**	(82,583)
Proceeds from disposal of investments and other assets	**8,605**	122,947
Interest received	**2,480**	62,639
Dividends received	**214**	20
Net cash flows from investing activities	**(5,394,244)**	(8,457,647)
Cash flows from financing activities:		
Purchase of treasury shares	**(2,808)**	–
Proceeds from borrowings	**5,268,646**	8,156,516
Repayment of borrowings	**(6,517,620)**	(5,791,976)
Proceeds from debt securities issued	–	5,555,477
Repayment of debt securities	**(608,633)**	–
Proceeds from promissory notes	**5,025,556**	1,202,651
Repayment of promissory notes	**(1,247,405)**	(1,052,123)
Repayment of finance lease obligations	**(750,952)**	(650,277)

(in thousands of roubles)

Repayment of vendor financing obligations	**(234,547)**	(508,280)
Repayment of promissory notes for Amdocs Billing Suite Software	**(687,613)**	–
Increase (decrease) in other non–current liabilities	**30,168**	(11,808)
Dividends paid	**(146,168)**	(347,379)
Dividends paid to minority	**(822)**	(390)
Net cash flows from financing activities	**127,802**	6,552,411
Net increase/(decrease) in cash and cash equivalents	**(422,587)**	364,625
Cash and cash equivalents at the beginning of the year	**1,417,214**	1,052,589
Cash and cash equivalents at the end of the year	**994,627**	1,417,214

The accompanying notes form an integral part of these consolidated financial statements.

English version of the original

JSC CenterTelecom

Consolidated Balance Sheet

As of December 31, 2005

(in thousands of roubles)

	Notes	Share capital: Preference shares	Share capital: Ordinary shares	Treasury shares	Retained earnings	Unrealized gain on available–for–sale investments	Total equity holders of parent	Minority interest	Total equity
Balance at December 31, 2003		304,840	914,526	–	12,606,161	2,624	13,828,151	358	13,828,509
Effect of adjustments		–	–	–	(394,984)	–	(394,984)	23,115	(371,869)
Balance at December 31, 2003 (adjusted)		304,840	914,526	–	12,211,177	2,624	13,433,167	23,473	13,456,640
Loss for the year		–	–	–	(1,009,223)		(1,009,223)	8,004	(1,001,219)
Dividends to equity holders of parent	32	–	–	–	(347,297)	–	(347,297)	–	(347,297)
Dividends of subsidiaries to minority shareholders							–	(390)	(390)
Acquisition of minority interest in existing subsidiaries							–	(10,479)	(10,479)
Minority interest arising on acquisition of subsidiaries							–	3,366	3,366
Unrealized gain on available–for–sale investments		–	–	–	–	1,893	1,893	–	1,893
Balance at December 31, 2004		**304,840**	**914,526**	**–**	**10,854,657**	**4,517**	**12,078,540**	**23,974**	**12,102,514**
Loss for the year					**(649,862)**		**(649,862)**	**643**	**(649,219)**
Dividends to equity holders of parent	32	–	–	–	**(139,199)**	**–**	**(139,199)**	**–**	**(139,199)**

English version of the original

JSC CenterTelecom

Consolidated Balance Sheet

As of December 31, 2005

(in thousands of roubles)

	Note								
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	(822)	(822)
Purchase of treasury shares	18	–	–	(2,808)	–	–	(2,808)	–	(2,808)
Realized gain on available–for–sale investments		–	–	–	–	(4,517)	(4,517)	–	(4,517)
Acquisition of minority interests in existing subsidiaries		–	–	–	–	–	–	(9,429)	(9,429)
Share capital increase		1,420,180	4,260,619	–	(5,680,799)	–	–		
Balance at December 31,2005		1,725,020	5,175,145	(2,808)	4,384,797	–	11,282,154	14,366	11,296,520

The accompanying notes form an integral part of these consolidated financial statements.

(in thousands of roubles)

General Information (continued)

Tariff Setting (continued)

New regulations supporting the implementation of the Federal Law on Communications are effective from January 1, 2006. These regulations affect the principles of provision of fixed line telecommunication services and change licensing requirements to the Company (see also Note 37 on tariffs for telecommunication services).

Liquidity and Financial Resources

As of December 31, 2005, the Company's current liabilities exceeded its current assets by 14,170,108 (December 31, 2004 – 6,469,386). The Company incurred pre-tax losses of 228,484 and 847,145 in 2005 and 2004, respectively. As a result, there may be some doubts about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance leases.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs. Management believes it will be able to delay payment for certain operating costs to manage its working capital requirements, if necessary.

Through 2006, the Company anticipates funding from a) cash generated from operations; b) bonds placement in the domestic market; c) financing from domestic and international lending institutions.

As described in Note 37, the Company has received a tax assessment for 2,353,512. The Company disagrees with the assessment and is appealing it in court.

1. Basis of Presentation of the Financial Statements

Basis of Preparation

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards ("IFRS").

These financial statements are prepared based on the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

These financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might result if the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2. Basis of Presentation of the Financial Statements (continued)

(in thousands of roubles)

Basis of Preparation (continued)

The Company transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements.

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for actuarial gains and losses.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in the near future.

The Russian economy was considered hyperinflationary until prior to January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in subsequent periods.

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards mandatory for financial years beginning on or after January 1, 2005.

The changes in accounting policies result from adoption of the following new or revised standards:

- IFRS 2 "Share-Based Payment";
- IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations";
- IAS 1 (revised) "Presentation of Financial Statements";
- IAS 2 (revised) "Inventories";
- IAS 8 (revised) "Accounting Policies, Changes in Accounting Estimates and Errors";
- IAS 10 (revised) "Events after the Balance Sheet Date";
- IAS 16 (revised) "Property, Plant and Equipment";
- IAS 17 (revised) "Leases";
- IAS 24 (revised) "Related Party Disclosures";
- IAS 27 (revised) "Consolidated and Separate Financial Statements";
- IAS 28 (revised) "Investments in Associates";
- IAS 31 (revised) "Interests in Joint Ventures";
- IAS 32 (revised) "Financial Instruments: Presentation and Disclosure";
- IAS 33 (revised) "Earnings per Share";
- IAS 39 (revised) "Financial Instruments: Recognition and Measurement".

The principal effects of these changes in policies are discussed below.

(in thousands of roubles)

Basis of Preparation (continued)

IAS 1 (revised) "Presentation of Financial Statements" and IAS 27 "Consolidated and Separate Financial Statements"

Minority interests in net assets of the Company's subsidiaries are presented within equity, separately from parent shareholders' equity. Previously, minority interests were presented separately from liabilities and equity in the Company's consolidated balance sheet.

IAS 39 "Financial Instruments: Recognition and Measurement" (amended 2004)

The gains and losses on re-measurement of financial assets available-for-sale to fair value are recognized as a separate component of equity. A gain or loss on an available-for-sale financial asset is recognized directly in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. However, interest calculated using the effective interest method is recognized in profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company's right to receive payment is established.

IFRSs and IFRIC Interpretations not yet Effective

The Company has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IAS 19 (amended 2004) "Employee Benefits";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement";
- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IFRS 7 "Financial Instruments: Disclosures";
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The Company expects that the adoption of the pronouncements listed above will have no significant impact on the Company's financial statements in the period of initial application.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment, intangible assets, deferred taxation, provision for bad debt reserve and pension liabilities as discussed in Notes 5, 6, 13, 14, 24 and 30 .

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

2. Basis of Presentation of the Financial Statements (continued)

(in thousands of roubles)

Estimation Uncertainty (continued)

Impairment of Goodwill and Intangible Assets

The Company determines whether goodwill and intangible assets not yet available for use are impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill only is allocated. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2005 was 1,275,838 (2004: 1,207,063) and carrying amount of intangible assets not yet available for use at December 31, 2005 was 2,612,411 (2004: 2,078,708). More details are provided in Note 6.

Correction of Errors and Reclassifications

In 2005 the Company determined and presented its obligations existing under the defined benefit plans in accordance with IAS 19, "Employee Benefits". The Company engaged an actuary to perform a valuation of the pension obligations and recorded the defined benefit obligation as of December 31, 2005 and made other adjustments to the comparatives as of December 31, 2003 and 2004.

(in thousands of roubles)

2. Basis of Presentation of the Financial Statements (continued)

Correction of Errors and Reclassifications (continued)

The Company introduced the following reclassifications to the 2004 presentation:

Consolidated balance sheet as at December 31, 2004	As previously reported	Effect of reclassifications	After reclassifications	Description of reclassifications
Intangible Assets and Goodwill	3,328,070	(52,608)	**3,275,462**	Reclassification of Long-term Advances Given from Intangible Assets
Long-term Advances Given	1,056,076	52,606	**1,108,682**	Reclassification of Long-term Advances Given from Intangible Assets
Accounts Receivable, net	1,936,643	126,495	**2,063,138**	Reclassification of Accounts Receivable from Other Current Assets
Other Current Assets	2,369,709	(347,319)	**2,022,390**	Reclassification of Accounts Receivable and Prepaid Profit Tax from Other Current Assets
Prepaid Income Tax	–	78,625	**78,625**	Reclassification of Prepaid Income Tax from Other Current Assets and net off prepaid income tax against income tax payable
Deferred Revenue	617,789	176,601	**794,390**	Reclassification of Deferred Revenue from Other Long-Term Liabilities and Accounts Payable and Accrued Liabilities
Accounts Payable and Accrued Liabilities	3,176,723	(167,576)	**3,009,147**	Reclassification of Deferred Revenue from Accounts Payable and Accrued Liabilities
Other Taxes Payable	1,395,882	(323,614)	**1,072,268**	Reclassification of Income Tax Payable from Other Taxes Payable
Income tax payable	–	181,413	**181,413**	Reclassification of Income Tax Payable from Other Taxes Payable and net off of income tax liability against prepaid income tax
Short-term borrowings	4,572,646	(973,278)	**3,599,368**	Reclassification of Current Portion of Long-Term Borrowings from Short-Term borrowings
Current portion of short-term borrowings	2,900,072	973,278	**3,873,350**	Reclassification of Current Portion of Long-Term Borrowings from Short-Term Portion of Long-Term borrowings
Other long-term liabilities	13,254	(9,023)	**4,231**	Reclassification of Deferred Revenue from Other Long-term Liabilities

(in thousands of roubles)

2. Basis of Presentation of the Financial Statements (continued)

Correction of Errors and Reclassifications (continued)

Consolidated Statement of Operations for 2004	As previously reported	Effect of reclassifications	After reclassifications	Description of reclassifications
Wages, salaries, other benefits and payroll taxes	9,413,121	96,319	**9,509,440**	Reclassification of Wages and Salaries from Other Operating Expenses
Other operating expenses	3,471,798	(188,991)	**3,282,807**	Reclassification of Interest Expense, Wages and Salaries, Income Tax Expense, and Other Income and Expenses from Other Operating Expenses
Interest expense, net	2,032,987	10,000	**2,042,987**	Reclassification of Interest Expense from Other Operating Expenses
Other income and expenses, net	0	81,709	**81,709**	Reclassification of Other Operating Expenses from Other Income and Expenses
Income tax expense	126,069	963	**127,032**	Reclassification of Income Tax Expense from Other Operating Expenses

(in thousands of roubles)

2. Basis of Presentation of the Financial Statements (continued)

Correction of Errors and Reclassifications (continued)

The Company introduced the following adjustments to the 2004 reported financial statements.

Consolidated balance sheet as at December 31, 2004	After reclassifications	Effect of adjustments	As restated	Description of adjustments
Fixed Assets	30,000,961	7,611	**30,008,572**	Elimination of gain on disposal of equipment
Intangible Assets and Goodwill	3,275,462	146,644	**3,422,106**	Capitalization of interest relating to Oracle software
Long-term accounts receivable and other financial assets	323,626	(6,032)	**317,594**	Correction of loans given to employees due to change in accounting estimate
Accounts Receivable, net	2,063,138	5,026	**2,068,164**	2004 gains and losses identified in the second half of 2005
Other Current Assets	2,022,390	5,675	**2,028,065**	2004 gains and losses identified in the second half of 2005
Long-term borrowings	12,972,648	31,137	**13,003,785**	Effect from change in accounting estimate relating to bonded loans
Pension Liabilities	–	565,000	**565,000**	Accrual of pension liabilities as at December 31, 2004
Deferred Tax Liabilities	122,849	24,871	**147,720**	Cumulative effect on Deferred Tax Liabilities
Accounts Payable and Accrued Liabilities	3,009,147	30,515	**3,039,662**	2004 gains and losses identified in the second half of 2005
Other Taxes Payable	1,072,268	(2,075)	**1,070,193**	2004 gains and losses identified in the second half of 2005
Short-term borrowings	3,599,368	5,029	**3,604,397**	Correction due to change in accounting estimate
Current portion of short-term	3,873,350	(9,318)	**3,864,032**	Correction due to change in

borrowings				accounting estimate
Retained Earnings	11,345,410	(486,236)	**10,859,174**	Cumulative Effect on Retained Earnings

(in thousands of roubles)

2. Basis of Presentation of the Financial Statements (continued)

Correction of Errors and Reclassifications (continued)

Consolidated Statement of Operations for 2004	After reclassifications	Effect of adjustments	As restated	Description of adjustments
Revenue	26,047,204	(18,126)	**26,029,080**	Revenue recognized from prepaid cards correction and 2004 gains and losses identified in the second half of 2005
Wages, salaries, other benefits and payroll taxes	9,509,440	203,749	**9,713,189**	2004 gains and losses identified in the second half of 2005 and accrual of pension liabilities
Materials, repairs and maintenance, utilities	2,499,688	688	**2,500,376**	2004 gains and losses identified in the second half of 2005
Interconnection charges	4,048,930	7,051	**4,055,981**	2004 gains and losses identified in the second half of 2005
Taxes other than income tax	627,418	(2,074)	**625,344**	2004 gains and losses identified in the second half of 2005
Gain on disposal of property, plant, and equipment	1,150	8,168	**9,318**	Elimination of incorrect consolidated adjustment and 2004 gains and losses identified in the second half of 2005
Gain from sales of subsidiaries, associates and other investments	274,243	23,115	**297,358**	Correction of gain from disposal of subsidiary
Other operating expenses	3,282,807	29,422	**3,312,229**	Effect from change in accounting estimate relating to bonded loans and 2004 gains and losses identified in the second half of 2005

(in thousands of roubles)

Interest expense, net	2,042,987	(163,370)	**1,879,617**	Additional interest capitalization and effect from change in accounting estimate relating to loans given to employees and bonded loans
Other expenses, net	81,709	1,905	**83,614**	Effect from change in accounting estimate relating to bonded loans and 2004 gains, losses identified in the second half of 2005
Income tax expense	127,032	27,042	**154,074**	Cumulative effect on deferred tax

2. Basis of Presentation of the Financial Statements (continued)

Correction of Errors and Reclassifications (continued)

As a result of the adjustments the net loss for 2004 increased by 91,252.

The effect on loss per share from these adjustments equalled 0.043 roubles per share.

2. Summary of Significant Accounting Policies

3.1. Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. The Control is a power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between Company companies are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. In case of necessity, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of

identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Acquisition of Minority Interest in Subsidiaries

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction.

3. Summary of Significant Accounting Policies (continued)

3.2. Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint Ventures

Entities that are controlled jointly by the Company and a limited number of other shareholders are accounted for under the equity method.

3.3. Investments

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognised initially, they are measured at fair value plus directly attributable transaction costs. The Company determines the classification of its investments upon initial recognition. All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period the Company did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the entity intends to sell immediately or in the near term, which are classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;

(b) those that the entity upon initial recognition designates as available for sale; or

(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available for sale.

Loans and receivables are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

3. Summary of Significant Accounting Policies (continued)

3.3. Investments (continued)

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of operations. Reversals of impairment losses in respect of equity instruments are not recognised in the statement of operations. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the statement of operations.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3.4. Changes in Accounting Policies, Accounting Estimates and Errors

Change in Accounting Policies

The Company changes an accounting policy only if the change is required by a Standard or an Interpretation of IFRS or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows.

The Company accounts for a change in accounting policy resulting from the initial application of a Standard or an Interpretation in accordance with the specific transitional provisions, if any, in that Standard or Interpretation.

Changes in Accounting Estimates

As a result of the uncertainties inherent in business activities, many items in financial statements cannot be measured with precision but can only be estimated. Estimation involves judgments based on the latest available, reliable information. An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.

When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate. The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

Prior Period Errors

The Company corrects material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented by restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

Prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

(in thousands of roubles)

3. Summary of Significant Accounting Policies (continued)

3.5. Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31, 2005 and 2004 were as follows:

Currency	2005	2004
Russian Roubles per US dollar	**28.78**	27.75
Russian Roubles per Euro	**34.19**	37.81
Russian Roubles per Japanese yen	**0.25**	0.27

3.6. Property, Plant and Equipment

3.6.1 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost less accumulated depreciation and any impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1. The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. Impairment losses are recognized in the statement of operations.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Expenditure for continuing repairs and maintenance are charged to the statement of operations as incurred. Social assets are expensed on acquisition.

3. Summary of Significant Accounting Policies (continued)

3.6. Property, Plant and Equipment (continued)

3.6.2 Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings	50 years
Constructions	20 years
Analogue switches	15 years
Digital switches	15 years
Other telecommunication equipment	15 years
Transportation equipment	5 years
Computers, office and other equipment	4-5 years
Land	not depreciated

The asset's residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 and the date that the asset is derecognised.

The depreciation charge for a period is usually recognized in the statement of operations. However, sometimes, the future economic benefits embodied in an asset are absorbed in producing other assets. In this case, the depreciation charge constitutes part of the cost of the other asset and is included in its carrying amount.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3.6.3 Construction in Progress

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date less any impairment in value.

3.6.4 Assets Received Free of Charge

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the statement of operations. In the case when transfers of equipment relate to the rendering of future services to the transferee the equipment is considered as deferred revenue which is recognised as income on the same basis that the equipment is depreciated.

Equipment contributions that will not generate any future economic benefit for the Company are not recognized.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets

3.7.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

3.7.2 Licenses

Cost of licenses paid to Government for permission to provide telecommunication services within identifiable period of time is recognized as intangible assets.
Following initial recognition, intangible assets are carried at historical cost less any accumulated amortisation and any accumulated impairment losses.

3.7.3 Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition.

Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

(in thousands of roubles)

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets (continued)

3.7.4 Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licenses and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licenses or the right to use the software. Useful life of other intangible assets is approximately 5 years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.8 Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.



3. Summary of Significant Accounting Policies (continued)

3.9 Leases

Leases where all the risks and rewards of ownership of the asset are transferred from lessor to leasee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases.

3.9.1 Finance Leases

At the commencement of the lease term, or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in their balance sheets at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term, the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with accounting policy of the Company applicable for depreciable assets. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.9.2 Operating Leases

Operating lease payments are recognised as an expense in the statement of operations on a straight-line basis over the lease term.

3.10 Inventories

Inventories are recorded at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventory is determined on the weighted average basis.

3.11 Advances Given

Advances given to acquire non-current assets are classified as non-current and considered non-monetary asset. Long-term advances given for operating activities are also classified as non-current assets.

3. Summary of Significant Accounting Policies (continued)

3.12 Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments.

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or non-current based on term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognised when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

3.13 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.14 Accounts Receivable and Provision for Impairment of Debt

Accounts receivable are recognized at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Company will not be able to collect the debts.

Provision for impairment of receivables is created based on the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.

3. Summary of Significant Accounting Policies (continued)

3.14 Accounts Receivable and Provision for Impairment of Debt (continued)

Provision for impairment is also created for other accounts receivable except advances given based on the assessment of the Company's ability to collect the debts.

Provision for impairment is recognized in the statement of operations.

The carrying amount of current accounts receivable is a reasonable approximation of their fair value.

The fair value of non-current accounts receivable is calculated using the effective interest method.

3.15 Non-current Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The Company measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are measured in accordance with applicable IFRSs.

The Company presents and discloses information that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets (or disposal groups).

3.16 Troubled Debt Restructurings

A troubled debt restructuring occurs when the Company grants a concession to the debtor in the forms of modification of the terms of the debt, including the extension of the maturity date, change of payment schedule or reduction of the face amount of the debt, or in the form of transfer of the assets or an equity interest in the debtor in satisfaction of the debt. The Company recognized a loss in the amount of the difference between the fair value of the assets and/or equity interest received and the recorded amount of the receivable. This loss will be recognized in full in the period the restructuring takes place.

3.17 Loans Given

Loans given are recognized at the amortized cost, using the effective interest method less provision for impairment or uncollectibility. Loans given are recorded as the non-current assets unless the repayment is expected within 12 months after the balance sheet date.

3.18 Loans and Borrowings Received

Loans and Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortised cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction

costs) and the redemption amount is recognised as an adjustment to interest expense over the period of the borrowings.

3. Summary of significant Accounting policies (continued)

3.19 Employee Benefits

3.19.1 Current Employment Benefits

Wages and salaries paid to employees are recognized as expense in current period.

3.19.2 Unified Social Tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 26% to 25%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 19% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

3.19.3 Other Pension Plans and Post-Employment Benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides benefits for its employees by using post-employment benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

The Company uses two types of pension plans: plans with defined contributions and plans with defined benefits.

Defined contribution plan limit the Company's legal or constructive obligation to the sum that it agrees to invest into the fund. In such case, the employees of the Company bear actuary and investment risks.

According to plans with defined benefits, the Company undertakes to provide the agreed benefits to its actual and former employees. In such case, the Company bears actuary and investment risks

Plans with Defined Benefits

The Company determines the present value of the defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of the defined benefit plans are valued by professionally qualified actuaries or independent appraisers.

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service costs is immediately expensed.

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3. Summary of Significant Accounting Policies (continued)

3.19 Employee Benefits (continued)

3.19.3 Other Pension Plans and Post-Employment Benefits (continued)

Defined Contribution Plans

As the employees of the Company render services, the Company accrues obligations to the fund by acknowledgement of obligations (accrued obligations) less the total of payments made as of accrual date. Should the total of payments exceed the obligations as at reporting date, the company recognizes such excess as an asset (deferred expenses) to the extent that such prepayment can be credited against upcoming payments or returned to the Company. If payments under defined contribution plans relate to the period of rendering services exceeding 12 months after the end of the period in which the employees rendered the services of the Company, the amounts relating to such period are discounted at the rate defined as the market rate of return on high-grade corporate bonds, effective at the reporting date.

3.20 Income Taxes

Tax expense (tax income) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable (recoverable).

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the

deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3. Summary of Significant Accounting Policies (continued)

3.21 Shareholders' Equity

3.21.1 Share Capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.21.2 Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared at Shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.22 Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented separately from liabilities and shareholders' equity.

3.23 Revenue Recognition

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

3.23.1 Revenue from Customers

The Company categorizes the revenue sources in fourteen major categories:

1. Long distance calls - domestic;
2. Long distance calls - international;
3. Local telephone calls;
4. Installation and connecting fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. New services;
10. Rent of telephone channels;
11. Services for national operators;

12. Services for international operators;
13. Other telecommunications services;
14. Other revenues.

3. Summary of Significant Accounting Policies (continued)

3.23 Revenue Recognition (continued)

3.23.1 Revenue from Customers (continued)

Long Distance Calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local Telephone Calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

Installation and Connection Fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized as income on the same basis that the fixed assets are depreciated.

Documentary Services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Cellular Services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV Broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.23 Revenue Recognition (continued)

3.23.1 Revenue from Customers (continued)

Data Transfer and Telematics Services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered.

New Services

Major revenues from new services include internet services, ISDN, ADSL, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of Telephone Channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for National Operators

Revenue from national service providers includes two different groups.

The first group of revenues represents services rendered to the Company's partners for termination of long-distance traffic of its operators-partners in the network of the Company.

The second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

Major revenues are recognized from the services rendered to operators for transit of local, intercity and international traffic. Further, the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

Services for International Operators

The revenues represents services rendered to interconnected international telecom operators that transfer international traffic of their customers via network of the Company.

The Company recognizes revenues from international operators in the period when the services are rendered.

Other Telecommunication Services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.23 Revenue Recognition (continued)

3.23.1 Revenue from Customers (continued)

Other Revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.24 Barter Transactions

When goods or services are exchanged or swapped for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

3.25 Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see Note 31).

3.26 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3. Summary of significant Accounting policies (continued)

3.27 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.28 Contractual Commitments

Contractual commitments comprise legally binding trading or purchase agreements with stated amount, price and date or dates in the future.

The Company discloses significant contractual commitments in the Notes to the financial statements.

The asset or liability under contractual commitments are not recognized in the financial statement until any of the parties performs in accordance with the contract and until any of the party became legally liable to pay or entitled to receive the payment under the terms of the contract.

3.29 Related Party Transactions

The Company defines the following terms to specify the related party: a party is related to the Company if:

1. directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
2. the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
3. the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
4. the party is a member of the key management personnel of the entity or its parent;
5. the party is a close member of the family of any individual referred to in 1 or 4;
6. the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
7. the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not disclosed by the Company

3. Summary of significant Accounting policies (continued)

3.30 Events after the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events that require an entity to adjust the amounts recognized in its financial statements are caused by favourable and unfavorable outcomes of conditions that existed at the balance sheet date and change in management estimates subject to uncertainties which was used for accounting of a number of business activities.

If non-adjusting events after the balance sheet date are material, their nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made for each material category of non-adjusting event after the balance sheet date.

4. Segment Information

Management believes that the Company operates in one geographical and operational segment, namely rendering services of electric connection on the territory of the Central region of the Russian Federation. Management evaluates the results of operations and takes investment and strategic decisions based on the analysis of the results at the level of the whole Company.

(in thousands of roubles)

5. Property, Plant and Equipment, net

	Land, buildings and constructions	Switches and transmission devices	Vehicles and other	Constructi progress equipmen installati
Cost				
At December 31, 2003	10,230,722	11,927,712	3,235,442	2,0
Additions	–	–	–	9,6
Additions due to acquisition of subsidiaries	–	820,559	103,710	13,1
Disposals	(59,614)	(204,803)	(76,628)	(6,3
Disposals due to sale of subsidiaries	(50,378)	(26,487)	(10,380)	(2,5
Transfers	3,370,500	3,989,711	875,728	(8,2
At December 31, 2004	13,491,230	16,506,692	4,127,872	3,4
Additions	–	(25,237)	–	5,0
Additions due to acquisition of subsidiaries	90,279	15,189	108,119	38,5
Disposals	(114,696)	(110,310)	(133,151)	(42,5
Disposals due to sale of subsidiaries	–	–	(3,173)	–
Transfers	2,469,534	3,289,824	574,196	(6,3
Reclassification	26,126	(42,382)	16,256	–
At December 31, 2005	15,962,473	19,633,776	4,690,119	2,1
Accumulated Depreciation				
At December 31, 2003	(369,586)	(1,292,725)	(1,423,401)	–
Charge for the year	(1,208,835)	(2,556,092)	(446,869)	–
Charge due to acquisition of subsidiaries	–	(582,178)	(64,191)	–
Disposals	49,099	158,021	60,964	–
Disposals due to sale of subsidiaries	48,683	26,335	9,119	–
At December 31, 2004	(1,480,639)	(4,246,639)	(1,864,378)	–
Charge for the year	(1,262,649)	(3,045,464)	(485,171)	–
Charge due to acquisition of subsidiaries	(33,326)	(14,162)	(57,200)	–
Disposals	85,420	92,662	46,494	–
Disposals due to sale of subsidiaries	–	–	–	–
Reclassification	(9,466)	11,500	(2,034)	–
At December 31, 2005	(2,700,660)	(7,202,103)	(2,362,289)	–
Net book value as of December 31, 2003	9,861,136	10,634,987	1,812,041	2,0
Net book value as of December 31, 2004	12,010,591	12,260,053	2,263,494	3,4
Net book value as of December 31, 2005	13,261,813	12,431,673	2,327,830	2,1

Banks borrowings are secured by properties with the carrying value as of December 31, 2005 of approximately 5,344,954 (2004 - 6,553,289) (see Note 19).

The total of property, plant and equipment, referred to above, includes the cost of property, plant and equipment with depreciation accrued for 100% (completely amortized), which are still in operation, with an initial cost of 4,617,784 as of December 31, 2005 (2004 – 3,964,350).

(in thousands of roubles)

5. Property, Plant and Equipment, net (continued)

The net book value of plant and equipment held under finance leases at December 31, 2005 and 2004 amounted to:

	2005	2004
Land, buildings and constructions	**1,913**	–
Switches and transmission devices	**2,443,448**	2,218,805
Construction in progress and equipment for installation	**168,906**	227,401
Vehicles and other	**933,272**	916,632
Total net book value of plant and equipment held under finance leases	**3,547,539**	3,362,838

Leased assets are pledged as security for the related finance lease obligations (see Note 20).

The net book value of property, plant and equipment, which were received on vendor financing terms, amounted as of December 31, 2005 to 214,514 (2004 – 213,319).

In 2005, the Company increased construction in progress by the amount of capitalized interest totalling 404,233 (2004 – 364,281). Capitalization rate in 2005 was 14.91% (2004 -12.55%).

(in thousands of roubles)

6. Intangible Assets

	Goodwill	Licenses	Software	Total
Cost				
At December 31, 2003	**29,319**	**14,224**	**1,041,078**	**1,084,621**
Additions	–	2,778	1,230,726	1,233,504
Additions due to acquisition of subsidiaries	1,177,744	–	454	1,178,198
At December 31, 2004	**1,207,063**	**17,002**	**2,272,258**	**3,496,323**
Additions	–	9,530	650,863	660,393
Additions due to acquisition of subsidiaries	70,863	–	54	70,917
Disposals	–	–	(452)	(452)
At December 31, 2005	**1,277,926**	**26,532**	**2,922,723**	**4,227,181**
Impairment				
At December 31, 2004	–	–	–	–
Accrued provision	(2,088)	–	–	(2,088)
At December 31, 2005	**(2,088)**	–		**(2,088)**
Accumulated amortization				
At December 31, 2003	–	(2,347)	(37,257)	(39,604)
Charge for the year	–	(3,123)	(31,278)	(34,401)
Charge due to acquisition of subsidiaries	–	–	(212)	(212)
At December 31, 2004	–	**(5,470)**	**(68,747)**	**(74,217)**
Charge for the year	–	(4,353)	(50,324)	(54,677)
Charge due to acquisition of subsidiaries	–	–	(8)	(8)
Disposals	–	–	203	203
At December 31, 2005	–	**(9,823)**	**(118,876)**	**(128,699)**
Net book value at December 31, 2003	**29,319**	**11,877**	**1,003,821**	**1,045,017**
Net book value at December 31, 2004	**1,207,063**	**11,532**	**2,203,511**	**3,422,106**
Net book value at December 31, 2005	**1,275,838**	**16,709**	**2,803,847**	**4,096,394**

Oracle E-Business Suite (OEBS)

As of December 31, 2005 software includes OEBS software with a book value of 1,549,000 (2004 – 1,193,788), including 164,888 of expenses for implementation (2004 – 180,235). In accordance with the supply contract, the Company purchased non-exclusive licenses for 18,049 users of E-business Suite 2003 Professional among other license applications.

The Company will commence amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over the useful life of the licenses. Full implementation of Oracle E-Business Suite software is expected to be completed by 2008.

Amdocs Billing Suite

As of December 31, 2005 software also includes Amdocs Billing Suite software with a book value of 1,063,411 (2004 – 884,920), including interest capitalized totalling 43,832 (2004 – 0). The capitalization rate in 2005 was 5.98%.

This software was purchased for the purpose of the implementation of unified automated settlements system.

(in thousands of roubles)

6. Intangible Assets (continued)

The project of implementation of the unified automated settlements system Amdocs Billing Suite is expected to last 4-5 years.

The Company's Board of Directors approved the purchase of Amdocs Billing Suite software on November 19, 2004.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for zero coupon 18 promissory notes for the total amount of 1,093,751.

The Company will commence amortizing this asset from the date of software implementation, proportionally to the value of implemented modules. Until then the Company annually tests this software for impairment.

In 2005 the Company increased the value of intangible assets by the amount of capitalized interest totalling 234,156.

Total expenses of the company on research and development projects amounted to 6,443 in 2005 (2004 – 239). Research and development expenses of 5,874 were written off in 2005 due to absence of positive results.

(in thousands of roubles)

7. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of the following subsidiaries:

Subsidiary	Main activity	Ownership, %		Voting shares, %	
		2005	2004	2005	2004
CJSC Vladimir Teleservice	Communication Services	100%	100%	100%	100%
LLC Mobilcom	Communication Services	100%	100%	100%	100%
LLC Teleport Ivanovo	Communication Services	100%	100%	100%	100%
LLL Telecom Terminal	Repair and maintenance services	100%	100%	100%	100%
LLC Telecom Stroi	Construction Services	100%	100%	100%	100%
OJSC RTS	Communication Services	100%	100%	100%	100%
CJSC ATS	Communication Services	100%	–	100%	–
LLC Tver Telecom	Communication Services	85%	85%	85%	85%
LLC Vladpage	Communication Services	75%	75%	75%	75%
CJSC TsentrTelecomService	Communication Services	74,9%	74,9%	74,9%	74,9%
OOO Svyaz–Service–Irga	Repair and maintenance services	70%	70%	70%	70%
LLC Vladimirskii Taksofon	Communication Services	51%	51%	51%	51%
CJSC Telecom Ryazanskoi oblasti	Communication Services	50,9%	50,9%	50,9%	50,9%
LLC Operatorski Tsentr[1]	Communication Services	100%	–	100%	–
LLC TeleNET[1]	Communication Services	100%	–	100%	–
LLC Ortes[2]	Communication Services	100%	100%	100%	100%
CJSC Rosnet International[2]	Communication Services	99%	99%	99%	99%
CJSC Restel[2]	Communication Services	100%	100%	100%	100%
LLC Rosnet Neva[2]	Communication Services	100%	100%	100%	100%
RTN (UK) Limited, Great Britain[2]	Communication Services	–	100%	–	100%
RTN–Leasing, Gibraltar[2]	Communication Services	–	100%	–	100%
Alarini Enterprises Limited, Cyprus[2]	Communication Services	–	100%	–	100%
Real Plus Construction, Cayman Islands[2]	Communication Services	–	100%	–	100%

All the above companies except for specifically mentioned otherwise are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

[1] Subsidiary is under control of CJSC ATS
[2] Subsidiary is under control of OJSC RTS

(in thousands of roubles)

7. Consolidated Subsidiaries (continued)

Acquisition of CJSC "ATS"

In November 2005 the Company acquired a 100% stake in CJSC "ATS" for 150,513. Expenses relating to acquisition of CJSC "ATS" were reflected in the price of acquisition and equalled 7,572. The Company determined December 1, 2005 to be the acquisition date. The major activity of CJSC "ATS" is telephony services, data transmission and telematic services.

The Company's allocation of the acquisition price is as follows:

Acquisition price	
Paid in cash	142,941
Transaction costs	7,572
Total paid	**150,513**
Assigned value of identifiable assets and liabilities	
Property, plant and equipment, net	110,853
Intangible assets, net	36
Long-term investments	2,808
Other Non-current Assets	31,816
Accounts receivable	17,720
Cash and cash equivalents	9,136
Other current assets	37,413
Current liabilities	(83,396)
Long-term liabilities	(46,735)
Total net assets	**79,651**
Company's share in acquired net assets	100%
Assigned value of acquired share in identifiable net assets	79,651
Goodwill	**70,862**
Impairment of goodwill from the date of acquisition to December 31, 2005	**–**
Amount of goodwill at December 31, 2005, net	**70,862**

Cash outflow on the acquisition of ZAO "ATS" is as follows:

Net cash acquired in the result of acquisition	**9,136**
Total consideration	**(150,513)**
Net cash outflow	**(141,377)**

Loss of CJSC "ATS" for 2005 from the date of acquisition was 1,999.

(in thousands of roubles)

7. Consolidated Subsidiaries (continued)

Other Acquisitions and Disposals of Subsidiaries

In January 2005 the Company increased its stake in OJSC "Aerocom" from 76% to 100% by aquiring minority interest for 7,937. Costs directly attributable to the acquisition amounted to 1,689.

In May 2005 the Company increased its stake in OJSC "Aerocom" from 99.6% to 100% by aquiring minority interest for 911.

In 2005 due to loss of control over CJSC "TeleRoss-Voronej", which was performed through the majority of votes in Board of Directors, the company reclassified investments in CJSC "TeleRoss-Voronej" from investments in subsidiary companies to investments in associate companies.

In 2005 OJSC "RTS" purchased from the Company two of its subsidiaries - CJSC "CenterTelecomService Moskovskoi oblasti" and OJSC "Aerocom" and merged with them. OJSC "RTS" issued 426,857 ordinary shares to the Company as consideration for the acquisition. Subsequent to this reorganization of its subsidiaries the Company continues to recognize assets and liabilities at the book value determined by the Company at original acquisition.

8. Investments in Associates and Joint Ventures

Investments in associates at December 31, 2005 and 2004 comprised the following:

		2005		2004	
Associate	**Activity**	**Voting shares, %**	**Carrying value**	**Voting shares, %**	**Carrying value**
CJSC TeleRossVoronej	Communication Services	50%	592	–	–
Joint venture (see Note 9)	Cellular Services	30%	14,579	30%	14,579
CJSC SK Kostars	Insurance Services	28%	4,277	28%	2,815
OJSC Telecommunications company Rinfotels	Communication Services	26%	1,225	26%	1,348
CJSC Belgorodskaya Sotovaya Svyaz	Cellular Services	30%	–	30%	–
CJSC Smolenskaya Sotovaya Svyaz	Cellular Services	40%	–	40%	–
Impairment reserve			(592)		(2,815)
Total			20,081		15,927

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same financial year as the Company.

(in thousands of roubles)

8. Investments in Associates and Joint Ventures (continued)

The Company has investments in the following associates whose net assets were negative as of December 31, 2005 and 2004:

Name	Activity	Voting share, %	Net assets as of December 31 2005	2004
CJSC Smolenskaya Sotovaya Svyaz	Cellular services	40%	**(234,071)**	(120,005)
CJSC Belgorodskaya Sotovaya Svyaz	Cellular services	30%	**(272,358)**	(132,876)

In 2005 due to loss of control over CJSC "TeleRoss-Voronej", which was exercised through the majority of votes in Board of Directors, the company reclassified investments in CJSC "TeleRoss-Voronej" from investments in subsidiary companies to investments in associates.

Due to decrease of income and operational losses the company accrued 100% impairment reserve for CJSC "TeleRoss-Voronej" in 2005. CJSC "TeleRoss-Voronej" operated on the basis of licenses, granted powers of attorney as well as technological agreements giving the right to sign contracts on behalf of LLC "SZ Sovintel". In October 2004 LLC "SZ Sovintel" called off powers of attorney for the representative functions, ceased sales through CJSC "TeleRoss-Voronej", which lead to decrease of income.

Gain/loss from sale of shares in associates is presented in Note 29.

Movement in investments in associates for the years ended December 31, 2005 and 2004 is presented below:

	2005	2004
Investments in associates as of January 1	**15,927**	30,721
Acquisition of associates	**–**	2,815
Share of income/(loss), net of income tax and of dividends received	**1,468**	(367)
Reclassification	**462**	(5,435)
Disposal of associates	**–**	(8,992)
Impairment reserve recovery	**2,816**	–
Impairment reserve	**(592)**	(2,815)
Investments in associates as of December 31	**20,081**	15,927

(in thousands of roubles)

8. Investments in Associates and Joint Ventures (continued)

The following table illustrates summarised financial information of the major associates:

Associate	Voting shares	Assets	Liabilities	Revenues	Net income (loss)
2005					
CJSC TeleRossVoronej	**50%**	**23,762**	**(2,899)**	**3,674**	**(308)**
CJSC Smolenskaya Sotovaya Svyaz	**40%**	**4,272**	**(585,357)**	**79,982**	**(114,066)**
CJSC Belgorodskaya Sotovaya Svyaz	**30%**	**351,286**	**(680,986)**	**101,928**	**(139,482)**
CJSC SK Kostars	**28%**	**5,895**	**(8,486)**	**10,976**	**3,269**
OJSC Telecommunications company Rinfotels	**26%**	**408,628**	**(1,185)**	**10,850**	**146**
2004					
CJSC TeleRossVoronej	50%	8,148	(6,614)	12,288	771
CJSC Smolenskaya Sotovaya Svyaz	40%	160,232	(280,237)	30,959	(42,395)
CJSC Belgorodskaya Sotovaya Svyaz	30%	181,723	(306,806)	40,033	(68,454)
CJSC SK Kostars	28%	26,801	(10,377)	19,366	(4,744)
OJSC Telecommunications company Rinfotels	26%	6,856	(1,669)	11,243	636

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same financial year as the Company.

9. Investments in Joint Venture.

The company owns 30% stake in a joint venture with LLC "Topsnabinvest" and LLC "Bowling-Center" established for the purpose of producing, development, and commercial use of the communal system of the radiotelephone network in CDMA standard in Ivanovo. The joint venture agreement was signed on November 29, 2002 for the period of 8 years.

(in thousands of roubles)

9. Investments in Joint Venture (continued)

The share of the Company in assets, liabilities, revenues and expenses of this joint venture are accounted for using the equity method. Additional information relating to this joint venture as of December 31, 2005 and 2004 and for the years then ended is presented below:

	2005	2004
% of ownership	30%	30%
Non-current assets	39,992	41,911
Current assets	11,400	17,039
Current liabilities	(2,796)	(10,354)
Total net assets	48,596	48,596
Share in net assets	14,579	14,579
Revenue	11,891	19,209
Operating expenses	(10,056)	(10,616)
Other income and expenses	(192)	36
Total net income	1,643	8,629
Total share in net income	493	2,589

Any net income is distributed during the financial year, therefore net assets and the Company's share of net assets are shown after distribution.

10. Long-term Investments

As of December 31, 2005 and 2004, the Company's investments comprised the following:

	2005		2004	
Company	**Ownership interest**	**Carrying value**	**Ownership interest**	**Carrying value**
OJSC Svyazintech	18%	20,603	–	–
OJSC Sanatorium Krugozor, Pyatigorsk	2.47%	2,008	2.47%	2,008
OJSC Bank Tulskii Promishlennik	0.80%	588	0.80%	588
CJSC Oskoltelecom	12.41%	474	12.41%	474
OJSC AKB Svyaz-Bank	1,28%	449	1.28%	449
Other	0.2%-6.6%	1,499	0.1%-12.41%	10,143
Total investments available-for-sale	–	25,621	–	13,662

Management believes that the carrying amount of these investments approximates their fair values.

(in thousands of roubles)

10. Long-Term Investments (continued)

Purchase of share in OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")

In accordance with the decision of the Board of Directors at 9.02.2005, the Company acquired 18% of shares in OJSC "Svyazintech" for 27. In August 2005 the Company purchased additional newly issued 2,057,652 ordinary shares of OJSC "Svyazintech" for 20,577 in order to maintain its 18% share.

OJSC "Svyazintech" was established in 2005 for the implementation of Amdocs billing software in the companies of OJSC "Svyazinvest" Group (the parent company).

11. Long-Term Accounts Receivable and Other Assets

As of December 31, 2005 and 2004 long-term accounts receivable and other assets comprised the following:

	2005	2004
Long-term VAT receivable	**199,885**	299,130
Long-term loans given to employees	**20,034**	18,279
Other assets	**1,627**	185
Total	**221,546**	317,594

As of December 31, 2005 and 2004 long-term loans given to employees are accounted at amortized cost using the effective interest of 21%.

12. Long-Term Advances Given

As of December 31, 2005 and 2004 long-term advances given to suppliers of equipment comprised the following:

	2005	2004
Advances given for capital constructions	**611,654**	1,056,074
Advances given to subcontractors (related to acquisition and implementation of Oracle E-Business Suite software (Note 6))	**339,528**	52,608
Total	**951,182**	1,108,682

13. Inventories

Inventories at December 31, 2005 and 2004 comprised the following:

	2005	2004
Cable, materials and spare parts for telecommunications equipment	**194,384**	216,737
Construction materials, fuels and instruments	**92,839**	128,840
Finished goods and goods for resale	**16,710**	26,489
Other inventories	**210,280**	205,452
Provision for inventory obsolescence	**(585)**	–
Total	**513,628**	577,518

Provision for inventory obsolescence is recorded as other operating expenses in the consolidated statement of operations.

(in thousands of roubles)

14. Accounts Receivable, net

Accounts receivable as of December 31, 2005 and 2004 comprised the following:

	2005	2004
Trade receivables – telecommunication services	3,795,294	3,909,046
Trade receivables – other	283,191	152,864
Provision for impairment of receivables	(2,201,028)	(1,993,746)
Total	1,877,457	2,068,164

Accounts receivable for telecommunication services detailed by major customer groups were as follows:

	2005	2004
Residential customers	1,232,784	1,091,593
Corporate customers	865,213	859,937
Government customers	158,223	174,882
Tariff compensation from the state budget	1,822,265	1,935,498
Total	4,078,485	4,061,910

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in roubles, in effect at the time the calls are made.

As of December 31, 2005 debt for tariff compensation from the state budget related to granting privileges to certain categories of subscribers amounted to 48,3% of total accounts receivable (2004 – 52,4%).

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2005	2004
Balance at January 1	(1,993,746)	(1,247,545)
Provision for the year	(296,524)	(831,322)
Acquisition of subsidiares	(79,873)	(11,961)
Trade receivables write-off	169,115	97,082
Balance at December 31	(2,201,028)	(1,993,746)

15. Other Current Assets

As of December 31, 2005 and 2004 other current assets comprised the following:

	2005	2004
VAT receivable	1,026,751	1,269,407
Deferred expenses	209,686	202,625
Prepayments and advance payments	162,375	206,130
Other prepaid taxes	30,226	28,941
Receivables from fixed assets' sale	23,102	12,522
Settlements with personnel	11,192	10,602
Short-term loans given	11,358	28,924
Other receivables and current assets	81,785	268,914

(in thousands of roubles)

Total	1,556,475	2,028,065

16. Cash and Cash Equivalents

As of December 31, 2005 and 2004 cash and cash equivalents comprised the following:

	2005	2004
Cash at bank and on hand	992,427	1,416,586
Short-term deposits with maturity up to three months	2,200	628
Total cash and cash equivalents	994,627	1,417,214

Interest rate on short term deposits is 9.5 % per annum.

17. Significant Non-Cash Transactions

In 2005 the Company received telecommunication equipment under leasing terms in the amount of 609,291 (in 2004 – 1,413,383).

The Company received equipment contributions in 2005 in the amount of 62,271 (2004 – 22,758).

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

18. Share Capital

The total number of outstanding shares comprises:

	Number of shares authorised (thousands)	Treasury shares (thousands)	Number of shares outstanding (thousands)	Par value	Carrying value	Treasury shares (thousands roubles)	Carrying value
As at December 31, 2003	**2,104,000**	–	**2,104,000**	**631,200**	**1,219,366**	–	**1,219,366**
Preference	525,993	–	525,993	157,798	304,840	–	304,840
Ordinary	1,578,007	–	1,578,007	473,402	914,526	–	914,526
As at December 31, 2004	**2,104,000**	–	**2,104,000**	**631,200**	**1,219,366**	–	**1,219,366**
Preference	525,993	–	525,993	1,577,979	1,725,020	–	1,725,020
Ordinary	1,578,007	(240)	1,577,767	4,733,301	5,175,145	(2,808)	5,172,337
As at December 31, 2005	**2,104,000**	**(240)**	**2,103,760**	**6,311,280**	**6,900,165**	**(2,808)**	**6,897,357**

All shares have a par value of 3 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated trough January 1, 2003.

The ordinary shareholders are entitled to one vote per share.

(in thousands of roubles)

18. Share Capital (continued)

Preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting. Owners of the preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been taken. Annual amount of dividends on preference shares may not be less than dividends on ordinary shares. The preference shareholders participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 31).

In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 31).

Distributable earnings of the Company are limited to the retained earnings, as mandated by the statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2005 and 2004 amounted to 8,623,963 and 8,123,566 respectively.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 668,504 and 397,711 in its statutory financial statements in 2005 and 2004, respectively.

Dividends were declared in 2005 in respect of 2004 to holders of ordinary shares and preference shares of rouble 0.0630084 per ordinary share (2004 – rouble 0.124867 per ordinary share) and rouble 0.0756115 per preference share (2004 –rouble 0.285662 per preference share). See also Note 32.

On April 9, 2001, the Company placed Level 1 American Depository Receipts (ADR). Each depository receipt is equal to 100 ordinary shares of the Company. At the end of 2005 the Company registered 417,494 ADR and deposited 41,749,400 ordinary shares, which amounted to 2.65% of all issued ordinary shares.

The following table represents ADR registration for 2003-2005:

	ADR (quantity)	**Ordinary Shares Equivalent (quantity)**	**Ordinary Shares %**	**Charter Capital %**
December 31, 2003	249,361	24,936,100	1.58%	1.19%
Decrease 2004	(17,433)	(1,743,300)		
December 31, 2004	231,928	23,192,800	1.47%	1.10%
Increase 2005	185,566	18,556,600		
December 31, 2005	**417,494**	**41,749,400**	**2.65%**	**1.98%**

(in thousands of roubles)

18. Share Capital (continued)

Currently ADR are traded on the following stock markets:

Stock market	CUSIP(WKN)	ADR ticker	ISIN
Over-the-counter (OTC) market (USA)	15548M108	CRMUY	US15548M1080
Frankfurt Stock Exchange (FSE)	798404	CRMUy.F	US15548M1080
Berlin Stock Exchange (BerSE)	798404	CRMUy.BE	US15548M1080

The Company's shareholding structure as of December 31, 2005 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC "Svyazinvest"	799,868	50.69%	–	–	**799,868**
Other legal entities	666,862	42.26%	432,677	82.26%	**1,099,539**
Individuals	69,288	4.39%	93,316	17.74%	**162,604**
ADR holders	41,749	2.65%	–	–	**41,749**
Treasury shares	240	0.02%	–	–	**240**
Total	**1,578,007**	**100.00%**	**525,993**	**–**	**2,104,000**

Treasury stock represents ordinary shares of the Company, held by a subsidiary of the Company.

(in thousands of roubles)

19. Borrowings

As of December 31, 2005 and 2004 borrowings comprised the following:

	Interest rate	Maturity date	2005	2004
Short-term borrowings				
Bank loans:				
Bank loans (Roubles)	11% - 15%	2006	1,593,161	1,717,165
Bank loans (US Dollars)	11.4% - 11.8%	2006	1,775	3,352
Bank loans (Euro)	8%-9%	2006	75,655	90,167
Total bank loans			**1,670,591**	**1,810,684**
Accrued interest on bonds (Roubles)	11.9% - 15.4%	2006	**428,769**	**378,504**
Vendor financing:				
Vendor financing (Roubles)	18.3%	–	–	18,967
Vendor financing (US Dollars)	9.00%	2006	44	–
Vendor financing (Euro)	6% - 6.5%	2006	501	2,478
Total vendor financing			**545**	**21,445**
Promissory notes:				
Accrued interest on promissory notes (Roubles)	9.9-15%	2006	162,039	1,393,764
Accrued interest on promissory notes (US Dollars)	6%	2006	1,820	–
Total promissory notes			**163,859**	**1,393,764**
Total short-term borrowings			2,263,764	3,604,397

(in thousands of roubles)

19. Borrowings (continued)

	Interest rate	Maturity date	2005	2004
Long-term borrowings				
Bank loans:				
Bank loans (Roubles)	12% - 14.5%	2006-2010	6,348,054	5,516,386
Bank loans (US Dollars)	7.5% - 11.8%	2006-2010	125,593	338,092
Bank loans (Euro)	5.75% - 9%	2006-2007	428,914	765,716
Bank loans (Japanese yen)	4.80%	–	–	5,830
Total bank loans			**6,902,561**	**6,626,024**
Bonds (Roubles)	9.79%	2006	**7,508,966**	**8,114,606**
Vendor financing:				
Vendor financing (Roubles)	12%	2006-2007	1,770	13,607
Vendor financing (US Dollars)	9% - 9.14%	2006-2010	25,307	30,227
Vendor financing (Euro)	6% - 9%	2006-2007	89,415	233,860
Total vendor financing			**116,492**	**277,694**
Promissory notes:				
Promissory notes (Roubles)	9.9% - 18%	2006-2007	4,404,733	669,928
Promissory notes (US Dollars)	6.00%	2006	378,751	1,068,183
Total promissory notes			**4,783,484**	**1,738,111**
Loans from related parties (OJSC "Svyazinvest", Note 35)			–	29,000
Restructured loans from customers - connection fees (Roubles)			83,364	82,382
Less: Current portion of long-term borrowings			(12,570,338)	(3,864,032)
Total long-term borrowings			**6,824,529**	**13,003,785**

As of December 31, 2005 short-term borrowings included interest payable in the amount of 683,740 (2004 – 428,766).

As of December 31, 2005 bank loans and vendor financing are secured by equipment with the carrying value of 5,334,954 (2004 - 6,553,289).

(in thousands of roubles)

19. Borrowings (continued)

As of December 31, 2005, long-term borrowings had the following maturity schedule:

Bank loans	Bonds	Vendor financing	Promissory notes	Other	Total
2,418,297	7,508,966	68,271	2,574,804	–	12,570,338
428,876	–	28,961	2,208,681	1,496	2,668,014
2,345,268	–	–	–	15,893	2,361,161
1,266,200	–	–	–	750	1,266,950
443,920	–	19,260	–	–	463,180
–	–	–	–	65,225	65,225
6,902,561	**7,508,966**	**116,492**	**4,783,485**	**83,364**	**19,394,868**

The Company's borrowings are denominated in the following currencies:

Currency	2005	2004
Russian Roubles	**20,530,856**	17,934,309
Euro	**594,485**	1,092,221
US dollars	**533,290**	1,439,854
Japanese yen	–	5,830
Total	**21,658,631**	20,472,214

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-Term Borrowings

Bank Loans

OJSC Vneshtorgbank

In 2005 the Company entered into a loan agreement with Vneshtorgbank. The loan matures in 2006. The total amount of 1,551,401 was outstanding as of December 31, 2005. The loan bears interest at 11% per annum. The loan is denominated in Roubles. The loan is not secured.

(in thousands of roubles)

19. Borrowings (continued)

Long-Term Loans and Borrowings

Bank Loans

Sberbank

Long-term borrowings from Sberbank mostly represent rouble denominated loans received in 2003-2005. The loans mature in 2006-2010. The loans bear interest of 12-15%. As of December 31, 2005, the outstanding amount was 5,207,950. The loans are secured with property, plant and equipment valued at 2,894,255.

OJSC Vnesheconombank

In 1995-1996, the Ministry of Finance of the Russian Federation provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of the Russian Federation. The loan is denominated in Euro. At December 31, 2005 the outstanding amount of principal part of loan was 382,272..The principal debt outstanding is presented as short-term portion of long-term liabilities. The interest under these agreements is accrued at a floating rate Plafond C, which in 2005 approximated 5-6 %, plus 2 % per annum. Interest payable as of December 31, 2005 is included in short-term liabilities and equalled to 75,582. The loan is not secured.

As described in Note 33 "Contingencies and operating risks" in July 2005 the Company received a claim for immediate repayment of the outstanding amount overdue to the bank. As of December 31, 2005 the outstanding amount is included in the current-portion of long-term loans and borrowings.

OJSC Vneshtorgbank

In 2002-2005 the Company entered into several loan agreements with Vneshtorgbank. The loans mature in 2006-2008. The total amount of 419,099 was outstanding as of December 31, 2005. The loans bear interest of 6-13% per annum. The loans are secured with property, plant and equipment valued at 373,578

OJSC AKB Promsvyazbank

Long-term borrowings from Promsvyazbank mostly represent rouble denominated loans received in 2004-2005. The loans mature in 2006-2010. As of December 31, 2005 the outstanding liability under these agreements amounted to 650,000. Interest is accrued at 12.5-14.5% per annum. The loans are secured by property, plant and equipment valued at 1,107,745.

OJSC Vneshtorgbank 24 (Guta-Bank)

In 2001-2004 the Company entered into long-term loan agreements with Guta-Bank. The loans mature in 2006-2007. The amounts payable under the agreements are denominated in Russian roubles and US dollars. Interest for loans denominated in Russian roubles is accrued at 14-15% per annum, for loans, denominated in dollars – LIBOR + 7%. As of December 31, 2005 the outstanding liability under these agreements amounted to 30,000 for loans, denominated in Russian roubles and 70,999 for loans, denominated in US dollars. The loans are secured by property, plant and equipment valued at 43,021.

(in thousands of roubles)

19. Borrowings (continued)

Long-Term Loans and Borrowings (continued)

Bank Loans (continued)

Russian Development Bank

Long-term borrowings from Russian Development Bank represents a rouble denominated loan for the total amount of 142,000 received in August 2005. The loan matures on July, 31 2007. The loan bears interest at 14%. As of December 31, 2005 the outstanding amount was 142,000. The loan is secured with property, plant and equipment valued at 89,562.

Bonds

In September 2003 the Company registered the issue of interest-bearing bonds 03 series with a par value of 1,000 Roubles each for the total amount of 1,959,028. Bonds have 6 coupons. Payments against the first coupon are made on the 183-rd day from the date of issue; interest per other coupons is payable every subsequent 183-rd day. The bonds attract effective interest at 15.19% per annum. The bonds mature in 1,095 days from the date of issue in September 2006.

In September 2003 the Company offered to buy back its 03 series bonds at 101.5% of par value in September – October 2004. Bonds for the total amount of 1,284,820 were repurchased and issued back in September – October 2004 for the same amount. Re-issued bonds bear effective interest rate of 13.71 % per annum. The cost of placement of these bonds was 14,702. Unredeemed bonds bear effective interest rate 11.33% per annum.

In September 2004 the Company also published an irrevocable offer to buy back 03 series bonds on September 19, 2005. None of these bonds were submitted for repurchase.
The outstanding amount of 03 series bonds as at December 31, 2005 equaled to 1,990,641 and was classified as current portion of long-term loans and borrowings.

In June 2004 the Company registered and issued interest-bearing bonds series 04 with a par value of 1,000 Rubles each for the total amount of 5,518,581. The bonds mature in 1,830 days from the date of issue. Bonds have 10 coupons. Payments against the first coupon is made on the 183-rd day from the date of issue; interest per other coupons is payable every subsequent 183-rd day. The effective interest rate is determined at 15.37% per annum.

In August 2004 the Company announced an irrevocable offer to repurchase 04 series bonds in November 2006. Accordingly, the outstanding liability of 5,518,581 was classified as a current portion of long-term debt as at December, 31 2005.

Vendor Financing

Mashpriborcom

In 1997 the Company entered into several agreements with Mashpriborcom under which it delivered telecommunication equipment to the Company. In accordance with agreements the liability matures in 2007. The amounts payable under these agreements are denominated in Euro. The agreements bear interest at 6%. The amount outstanding as of December 31, 2005 was 55,503. The agreements are secured with property, plant and equipment valued at 55,044.

(in thousands of roubles)

19. Borrowings (continued)

Vendor Financing (continued)

Iskratel

In 2003-2004 the Company entered into several agreements with Iskratel, under which it delivered telecommunication equipment to the Company. The agreements mature in 2006-2007 and their amounts are denominated in Euro. The agreements bear interest of 9%. As of December 31, 2005 the outstanding long-term liability under these agreements amounted to 28,270. The liability is not collateralized.

Promissory Notes

LLC IBM East Europe/Asia

In December, 2004 the Company purchased Amdocs Billing Suite software from IBM Eastern Europe/Asia. In this connection the Company issued US dollar denominated promissory notes in the amount of 1,093,751. The outstanding amount as at December 31, 2005 was 380,571 (2004 – 692,699). The loan bears an effective interest rate of 5.97% per annum. The liability is not collateralized.

LLC Brokerage Company "Region"

In 2005 the Company issued promissory notes to LLC "Region" to finance its working capital. The promissory notes mature in January 2007 and bear effective interest rate of 9.8% per annum. The outstanding amount as at December 31, 2005 was 1,327,033.

LLC Brokerage Company "North-West Investment Center"

In 2005 the Company entered into several promissory notes agreements with LLC "North-West Investment Center" to finance its working capital. The promissory notes mature in 2006-2007 and bear effective interest rates of 9-15.6% per annum. The outstanding amount of principal part of promissory notes as at December 31, 2005 was 2,309,202. Interest payable as of December 31, 2005 is included in short-term liabilities and equalled to 156,560.

OJSC "Vneshtorgbank"

In July 2004 the Company entered into several promissory notes agreements with OJSC "Vneshtorgbank" to finance its working capital. The promissory notes mature in 2006 and bear effective interest rate of 17-18% per annum. The outstanding amount as at December 31, 2005 was 758,793.

(in thousands of roubles)

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2005 and 2004 are as follows:

	2005		2004	
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Current portion	1,192,641	743,000	1,132,393	672,491
2 to 5 years	2,104,960	1,562,302	2,427,529	1,775,171
Total minimum lease payments	3,297,601	–	3,559,922	–
Less amounts representing finance charges	(992,299)	–	(1,112,260)	–
Present value of minimum lease payments	2,305,302	2,305,302	2,447,662	2,447,662

In 2005 and 2004, the Company's primary lessors were OJSC "RTC-Leasing" and LLC "Promsvyazleasing". In 2005, the effective interest rate on lease liabilities ranged from 19% to 42% per annum (2004 – 15% to 48% per annum).

OJSC "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC "RTC-Leasing" as of December 31, 2005 amounted to 2,219,854 (2004 – 2,275,991).

OJSC "RTC-Leasing" is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2005 and 2004 finance lease obligations denominated in foreign currency, amounted to 67,879 and 152,588, respectively, and were mainly in US dollars.

21. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2005 and 2004, the Company's accounts payable, accrued expenses and advances received comprised the following:

2005	2004

(in thousands of roubles)

Trade accounts payable and accrued expenses	**834,322**	579,048
Advances received from subscribers	**465,895**	444,857
Accounts payable for capital investments	**457,692**	1,633,963
Salaries and wages	**471,479**	305,841
Other accounts payable	**48,279**	75,953
Total	**2,277,667**	3,039,662

Accounts payable for capital investments in the amount of 225,067 and 117,527 included in trade payables as of December 31, 2005 and 2004, respectively, are denominated in foreign currency, mainly Euro and US dollars.

(in thousands of roubles)

22. Taxes Payable

As of December 31, 2005 and 2004, taxes payable comprised the following:

	2005	2004
Value-added tax	**902,858**	845,639
Property tax	**160,090**	149,203
Unified social tax	**11,058**	14,216
Other taxes	**24,852**	61,135
Total	**1,098,858**	1,070,193

Included in value added tax payable is the amount of 571,997 (2004 – 580,528), which represents deferred value added tax, that is only payable to the tax authorities when the underlying receivables are recovered or written off. Starting January 1, 2006 amendments to Tax Code relating to rules of determination of the taxable base were introduced. These are described in Note 37 "Subsequent events".

23. Long-Term Taxes Payable

Long-term taxes payable comprises overdue debt repayments for various taxes which were restructured for the period of up to 10 years in accordance with regulation #1002 of the Government of Russian Federation dated September 3,1999 "On procedure and time limits of restructuring of tax payables of legal entities" and in accordance with regulation #442 of the Administration of the Tula Region dated August 9, 2002. "On procedure of restructuring in 2002 of payables (principal debt, fines and penalties) of legal entities before regional tax budget that forms territorial road fund"; Regulation of Heads of Administration of the Vladimir region #368 dated June 26, 2001 and #168 dated July 12, 2001; Regulation of the Administration of the Voronej region #959 dated August 29, 2001, as shown below.

The following table shows book value and debt maturity:

	2005			2004		
	Federal Budget	**Regional Budgets and other non-budgetary funds**	**Total**	**Federal Budget**	**Regional Budgets and other non-budgetary funds**	**Total**
1-2 years	**3,723**	**1,108**	**4,830**	980	792	1,772
2-3 years	**4,791**	**672**	**5,464**	2,119	684	2,803
3-4 years	**6,211**	**600**	**6,811**	3,684	1,500	5,184
4-5 years	**4,492**	**607**	**5,099**	5,015	1,085	6,100
Over 5 years	**2,587**	**402**	**2,989**	6,466	2,021	8,487
Long-term taxes payable	**21,804**	**3,389**	**25,193**	18,264	6,082	24,346
Short-term portion of long-term taxes payable	**1,572**	**884**	**2,456**	648	137	785
Total taxes payable	**23,376**	**4,273**	**27,649**	18,912	6,219	25,131

(in thousands of roubles)

24. Pension Liabilities

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees.

Defined Contribution Pension Plans

For employees of certain branches, the Company provides post-employment benefits, which are classified as defined contribution pension plans. Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the plan.

During 2005 the Company made 316,460 of contributions under all of its defined contribution pension plans (2004 – 62,858) that were expensed.

Defined Benefit Pension Plans

The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement. The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund Telecom-Soyuz, which is related to the Company (Note 35), maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The Company further provides other long-term employee benefits such as a death-in-service payments and lump-sum payment upon retirement of a defined benefit nature.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

As of December 31, 2005 there were 64,893 active participants to the defined benefit pension plan of the Company (as of December 31, 2004 – 67,406).

As of December 31, 2005 and 2004 the net liabilities of defined benefit pension and other post-employment benefit plans comprised the following:

	2005	2004
Present value of defined benefit obligation	**1,928,000**	1,836,000
Fair value of plan assets	**–**	(398,000)
Present value of unfunded obligations	**1,928,000**	1,438,000
Unrecognized past service cost	**(1,397,000)**	(1,340,000)
Unrecognized actuarial (losses)/gains	**319,000**	467,000
Net pension liability in the balance sheet	**850,000**	565,000

As of December 31, 2005 management estimated employees' average remaining working life at 8 years (2004 - 12 years).

(in thousands of roubles)

24. Pension Liabilities (continued)

Defined Benefit Pension Plans (continued)

The amount of net expense for the defined benefit pension and other post-employment benefit plans recognized in 2005 and 2004 was as follows:

	2005	2004
Interest cost	**173,000**	222,000
Service cost	**86,000**	134,000
Expected return on plan assets	**(36,000)**	(34,000)
Actuarial gains	**(24,000)**	–
Amortization of past service cost	**134,000**	135,000
Past service cost recognized in current year	**(69,000)**	–
Curtailment or final settlement effect	**63,000**	–
Net expense for the defined benefit pension plan	327,000	457,000

Expenses to defined benefit pension plans were included in line "Wages, salaries, other benefits and payroll taxes" in the consolidated statement of operations.

As of December 31, 2005 and 2004 the principle actuarial assumptions of defined benefit pension plans and other post-employment benefit plans were as follows:

	2005 Per annum	2004 Per annum
Discount rate	**7.00%**	9.18%
Expected return on plan assets	**7.05%**	9.33%
Future salary increases	**8.15%**	9.18%
Relative pay increase (career progression)	**1%**	1%
Rate used for calculation of annuity value	**6%**	6%
Increase in financial support benefits	**5%**	6%
Staff turnover	**7%**	2.5%
Mortality tables (source of information)	**USSR 1985/86**	Russia 1998

Movements in the net assets of defined benefit pension plans and other post-employment benefit plans during 2005 and 2004 were as follows:

	2005	2004
Fair value of plan assets at January 1	**398,000**	353,000
Actual return on plan assets	**52,000**	16,000
Employer contributions	**42,000**	257,000
Benefits paid	**(75,000)**	(228,000)
Settlements	**(417,000)**	–
Fair value of plan assets at December 31	–	398,000

Actual return on plan assets for 2005 was 13.5 %.

(in thousands of roubles)

24. Pension Liabilities (continued)

Defined Benefit Pension Plans (continued)

The movements in the net liability for defined benefit pension plans and other post-employment benefit plans recognized in 2005 and 2004 are as follows:

	2005	2004
Net liability at January 1	**565,000**	365,000
Net expense for the year	**327,000**	457,000
Contributions	**(42,000)**	(257,000)
Net liability at December 31	**850,000**	565,000

Other payables to Telecom-Soyuz amounted to 420 and the total amount of pension liability at 31/12/2005 was 850,420.

25. Reduction of staff

Expenses of the Company in the form of compensation to former employees due to reduction of staff in 2006 are expected to be equal to 10,315.

26. Revenues

Revenues for the year ended December 31, 2005 and 2004 comprised the following:

By revenue types	2005	2004
Local telephone calls	**10,818,463**	7,906,535
Long distance calls - domestic	**8,711,225**	9,145,616
Long distance calls - international	**1,733,843**	1,782,194
Installation and connecting fees	**1,422,238**	2,037,887
New services	**1,318,353**	918,873
Services for national operators	**966,084**	730,920
Radio and TV broadcasting	**710,338**	678,310
Data transfer and telematic services	**455,895**	388,046
Cellular services	**267,128**	322,012
Rent of telephone channels	**245,747**	187,603
Documentary services	**56,255**	89,383
Other telecommunication services	**903,168**	813,837
Other revenue	**1,091,913**	1,027,864
Total	**28,700,650**	26,029,080

The Company identifies revenue by the following major customer groups:

Customer groups	2005	2004
Residential customers	**16,976,958**	15,209,039
Corporate customers	**9,583,770**	9,015,268
Government customers	**2,137,160**	1,804,773
Total	**28,697,888**	26,029,080

(in thousands of roubles)

27. Other Operating Expenses

The components of other expenses were as follows:

	2005	2004
Fire and other security services	**(436,017)**	(388,577)
Lease of premises	**(408,258)**	(373,694)
Cost of goods sold	**(258,074)**	(276,438)
Non-commercial partnership expenses (Note 33)	**(215,801)**	(296,677)
Insurance	**(214,896)**	(273,045)
Bank services fees	**(211,766)**	(269,858)
Universal service fund payments	**(204,731)**	–
Transportation services	**(188,432)**	(174,668)
Buildings maintenance	**(130,050)**	(93,710)
Agency fees	**(113,669)**	(21,783)
Audit and consulting fees	**(113,107)**	(144,438)
Advertising expenses	**(110,630)**	(134,669)
Charitable contributions	**(97,062)**	(119,584)
Education expenses	**(91,826)**	(72,204)
Telecommunication equipments maintenance	**(61,426)**	(65,959)
Business travel expenses and representation costs	**(41,463)**	(50,590)
Civil Defense	**(35,256)**	(27,299)
Post services	**(16,108)**	(15,312)
Fines and penalties	**(6,826)**	(21,893)
Payments to Gossvyaznadzor	**–**	(71,718)
Other expenses	**(569,943)**	(420,113)
Total	**(3,525,341)**	(3,312,229)

In 2005 the Company incurred an expense on payments to Universal service fund. These payments are prescribed by Federal Law on Communications and Government Decree # 243 of April 21, 2005. Payments are calculated as 1.2% of the revenues from the telecommunication services less revenues from interconnection services. Related contingency is disclosed in Note 33.

Other expenses include expenses related to social expenditures, billing and cash collection services, cost of documentary, pay phone and other telecommunication services, representation expenses and other operating expenses.

28. Interest Expense, net

Interest expense, net for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004
Interest income	**9,056**	69,216
Interest expense	**(2,110,136)**	(1,528,900)
Interest expense on finance leases	**(504,758)**	(414,816)
Interest expense on vendor financing	**(1,766)**	(5,117)
Total	**(2,607,604)**	(1,879,617)

(in thousands of roubles)

29. Gain from Investments

Gain from associates and other investments for the year ended December 31, 2005 and 2004 comprised the following:

	2005	2004
Disposal of subsidiaries and associates	–	300,197
Total gain/(loss) from disposal of investments, avalible for sale	7,042	(44)
Impairment reserve / (recovery of reserve) on investments	2,289	(2,815)
Valuation of investments	(673)	–
Dividend income	214	20
Total	8,872	297,358

30. Income Tax

Income tax charge for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004
Current income tax expense	(648,100)	(533,531)
Deferred tax benefit – origination and reversal of temporary differences	227,365	379,457
Total income tax for the year	(420,735)	(154,074)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2005	2004
Profit before income tax	(228,484)	(847,145)
Statutory income tax rate	24%	24%
Theoretical tax credit at statutory income tax rate	54,836	203,315
Increase (decrease) resulting from the effect of:		
Non-deductible expenses	(492,559)	(393,111)
Other	16,988	35,722
Total income tax charge for the year at the effective rate of 184% (2004 - 18%)	(420,735)	(154,074)

(in thousands of roubles)

30. Income Tax (continued)

The composition of deferred income tax assets and liabilities as of December 31, 2005 and 2004 was as follows:

	As at December 31, 2003	Origination and reversal of temporary differences	As at December 31, 2004	Origination and reversal of temporary differences	Acquisition of subsidiaries	As at December 31, 2005
Deferred tax assets						
Property, plant and equipment	–	–	–	–	9,209	9,209
Accounts payable and accrued liabilities	159,151	(74,060)	85,091	221,437		306,528
Accounts receivable	50,452	79,312	129,764	48,875	16,933	195,572
Effect of investments valuation	7,459	66,113	73,572	(2,625)	–	70,947
Loans		6,444	6,444	(6,444)	–	–
Other	65,600	(24,687)	40,913	(21,322)	–	19,591
Total deferred tax assets	282,662	53,122	335,784	239,921	26,142	**601,847**
Deferred tax liabilities						
Property, plant and equipment	(779,787)	366,936	(412,851)	204,521	–	**(208,330)**
Finance Lease	(30,052)	(5,407)	(35,459)	35,459	–	–
Intangible assets	–	(35,194)	(35,194)	(137,814)	–	**(173,008)**
Loans	–	–	–	(114,722)	–	**(114,722)**
Total deferred tax liabilities	(809,839)	326,335	(483,504)	(12,556)	–	**(496,060)**
Deferred Tax Assets / Liabilities, net	(527,177)	379,457	(147,720)	227,365	26,142	**105,787**

The movement in deferred tax liability and asset for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Deferred tax liability, at January 1	**(147,720)**	(527,177)
Deferred income tax benefit	**227,365**	380,419
Prior year deferred income tax adjustments		2,172
Deferred income tax assets (liability) of acquired subsidiaries	**26,142**	(3,149)
Recovery of provision for deferred income tax asset		614
Deferred income tax related to unrealized gain on available-for-sale financial assets	–	(599)
Net deferred tax asset / liability at December 31	105,787	(147,720)

In the context of the Company's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes

(in thousands of roubles)

may accrue even where there is a net consolidated tax loss. Therefore, deferred tax asset of one company of the Company is not offset against deferred tax liability of another company.

31. Loss per Share

Loss per share is calculated by dividing the net loss attributable to shareholders of the parent by the weighted average number of shares in issue during the period.

The calculation of basic and diluted loss per preferred and ordinary share is presented below (loss per share is stated in Roubles):

	2005	2004
Loss for the year attributable to equity holders of the parent	(649,862)	(1,009,223)
Weighted average number of ordinary shares outstanding (thousands) and other participating instruments (see Note 18)	2,103,980	2,104,000
Basic and diluted loss per share attributable to equity holders of the parent, Russian Roubles	(0.309)	(0.480)

The Company has no dilutive potential ordinary shares; therefore, the diluted loss per share equal basic loss per share.

32. Dividends Declared and Proposed for Distribution

Dividends declared in 2005 based on 2004 results:

Dividends on ordinary shares – 0,063008 Roubles per share	99,428
Dividends on preference shares – 0,075611 Roubles per share	39,771
Total	139,199

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

33. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariff policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

(in thousands of roubles)

33. Contingencies and Operating Risks (continued)

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review.

Tax Claims

On April 2006, the tax authorities completed their audit of the Company's taxes in 2002 and 2003 and delivered a tax assessment in the total amount of 2,353,512, including penalties of 953,419. The most significant part of the assessment relates to taxation of income on settlements between operators.

The Company disagrees with the tax assessment and believes that it has sufficient arguments to successfully defend its position in court. As such, no provision has been made for the above mentioned claim.
However, as of now court perspective of such tax claims seems to be unclear in view of court practice absence.

Insurance Coverage

Insurance business in Russia is still in a formative stage and many types of insurance available in other countries have not become common use in Russia yet. During 2005, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect if the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations.
In the nearest future the Company's activity could be subject by judicial reform factors. The Company's financials have no adjustments resulted from these uncertainties.

In July 2005 the Ministry of Finance of the Russian Federation filed a claim against the Company demanding immediate repayment of debts outstanding to Vnesheconombank as of July 12, 2005 in the amount of 457,428 (13,259 thousand euro).

(in thousands of roubles)

33. Contingencies and Operating Risks (continued)

Legal Proceeding (continued)

During the year the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings of other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2006 to 2012. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

The Company renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business.

The Government of the Russian Federation is in process of liberalization of telecommunications market for which additional licenses on providing DLD/ILD has been granted to a number of alternative operators. It is possible that the Company's future results of operations and cash flows could be materially affected by the increased competition in a particular period but the effect can not be currently determined.

The Decision of the Russian Government # 87 "On Endorsement of the list of the names of communication services entered in licenses and the lists of license terms" of February 18, 2005 (amended as at December 29, 2005 # 837) prescribed types of connection services that are to be included into licenses and list of licensing terms. Licensing terms defined in previously issued licenses are effective unless they contradict the current regulations. The Company considered significant effect of new requirements related to the interconnection settlements, traffic transmission and mobile services on current licensing terms for licenses issued prior to January 1, 2004 and in November 2005, the Company submitted to Federal Service for Communications Supervision (Rossvyaznadzor) its request for changes and amendments to the existing License for provision of local, intercity telecommunications services in order to bring the License terms in compliance with the requirements set by Governmental Decree # 87 dated February 18, 2005. All necessary amendments to the licenses were received.

Optimisation of the Number of Employees

In the framework of increase of operating performance the Company developed the program of optimization of the number of employees for 2006-2008, authorized by the Board of Directors (minutes #21 dated 31.03.2006).

The program provides for a gradual reduction of number of employees from 2006 to 2009. Within 2006 the Company plans to cut down personnel by 7,824. As of December 31, 2005 742 employees were notified about their dismissal. The company accrued contingent liabilities reserve (Note 25).

Guarantees Issued

The Company mainly guaranteed credit line facilities provided by Sberbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment, as of December 31, 2005 (Note 19). The total guarantees amounted to 2,812,210 (2004 – 3,429,572).

(in thousands of roubles)

34. Contractual Commitments

Operating Leases

As of December 31, 2005 and 2004 the contractual commitments under operating lease were 465,097 and 318,222 respectively (net of VAT).

	2005	2004
Current Portion	161,767	121,434
From 1 to 5 years	111,424	101,569
Over 5 years	191,906	95,219
Total	465,097	318,222

Capital Investments

As of December 31, 2005 and 2004 the Company had commitments for capital investments in modernization and expansion of its network in the amount of approximately 556,534 and 632,390, respectively.

As of December 31, 2005 and 2004 contractual commitments for acquisition of property, plant and equipment were 27,787 and 180,774 respectively.

35. Balances and Transactions with Related Parties.

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2005 are detailed below.

(in thousands of roubles)

35. Balances and Transactions with Related Parties (continued)

Rendering Services

During the year ended December 31, 2005 and 2004 the Company rendered services to the following related parties:

Related Party	Relationship	Type of Sales	Price determination method	2005	2004
OJSC "Rostelecom	Controlled by OJSC "Svyazinvest"	Services of traffic transmission	Calculated rates and tariffs, regulated by MAP	**1,183,894**	1,176,272
CJSC Smolenskaya Sotovaya Svyaz	Associate Company	Telecommunications Services	Arms' length terms	**28,002**	6,082
CJSC Belgorodskaya Sotovaya Svyaz	Associate Company	Telecommunications Services	Arms' length terms	**25,986**	11,831
OJSC Central Telegraph	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**23,232**	12,207
OJSC Telecommunications Company Rinfotels	Associate Company	Telecommunications Services	Arms' length terms	**4,987**	4,296
OJSC AKB Svyaz-Bank	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**2,845**	1,645
OJSC "Natsionalnaya taksophonnaya set"	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**1,628**	2,116
OJSC Smolenskaya generiruyushaya kompaniya	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**450**	325
OJSC Smolenskenergosbyt	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**307**	–
OJSC Kostromskaya gorodskaya telefonnaya set	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**227**	524
CJSC TeleRoss-Voronej	Associate Company	Telecommunications Services	Arms' length terms	**196**	466
OJSC Giprosvyaz	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**54**	–
OJSC Uralsvyazinform	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**52**	96

OJSC Smolenskaya GRES	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**30**	46
OJSC North-West Telecom	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**20**	102
OJSC VolgaTelecom	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**1**	38
CJSC Mobile Telecommunications	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**–**	50
Total:				**1,271,911**	1,216,096

(in thousands of roubles)

35. Balances and Transactions with Related Parties (continued)

Purchases

During the year ended December 31, 2005 and 2004 the following related parties rendered significant amount of services to the Company:

Related party	Relationship	Type of purchases	Price determination method	2005	2004
OJSC "Rostelecom	Controlled by OJSC "Svyazinvest"	Services of traffic transmission	Calculated rates and tariffs, regulated by MAP	**3,1[illegible]**	3,130,662
NPF Telecom Soyuz	Controlled by OJSC "Svyazinvest"	Pension plans	Arms' length terms	**283,[illegible]**	96,318
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by OJSC "Svyazinvest"	Membership fees, agent agreement	Arms' length terms	**215,[illegible]**	322,917
OJSC Giprosvyaz	Controlled by OJSC "Svyazinvest"	Design works	Arms' length terms	**32,[illegible]**	67,032
CJSC Medexpress	Controlled by OJSC "Svyazinvest"	Voluntary health insurance	Arms' length terms	**17,[illegible]**	24,675
OJSC Kostromskaya gorodskaya telefonnaya set	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**16,[illegible]**	11,811
CJSC Nauchno-tehnicheskii tsentr KOMSET	Controlled by OJSC "Svyazinvest"	Equipment supply	Arms' length terms	**14,[illegible]**	26,010
OJSC MGTS	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**11,[illegible]**	5,544
OJSC Smolenskenergosbyt	Controlled by OJSC "Svyazinvest"	Electricity	Arms' length terms	**6,[illegible]**	5,567
CJSC COSTARS	Associate Company	Medical insurance	Arms' length terms	**5,[illegible]**	2,817
OJSC Link Bank	Controlled by OJSC "Svyazinvest"	Credit organisations services	Arms' length terms	**2,[illegible]**	2,315
OJSC AKB Svyaz-Bank	Controlled by OJSC "Svyazinvest"	Credit organizations services, agent agreement	Arms' length terms	**2,[illegible]**	50,080
OJSC Investitsionnaya Kompaniya Svyazi	Associate Company	Interest on loans	Arms' length terms	**2,[illegible]**	7,731
OJSC Smolenskaya generiruyushaya kompaniya	Controlled by OJSC "Svyazinvest"	Heating	Arms' length terms	**1,[illegible]**	1,519
CJSC RusLeasingSvyaz	Controlled by OJSC	Equipment supply	Arms' length terms	**659**	29,827

(in thousands of roubles)

	"Svyazinvest"				
OJSC Moskovskaya mejdugorodnaya telefonnaya stanziya #9	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**583**	600
OJSC Central Telegraph	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**220**	310
CJSC TeleRoss-Voronej	Associate Company	Telecommunications Services	Arms' length terms	**89**	178
OJSC "Natsionalnaya taksophonnaya set"	Controlled by OJSC "Svyazinvest"	Equipment supply	Arms' length terms	**74**	17,830
CJSC Belgorodskaya Sotovaya Svyaz	Associate Company	Telecommunications Services	Arms' length terms	**18**	3
OJSC Uralsvyazinform	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**12**	27
OJSC North-West Telecom	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**9**	36
OJSC VolgaTelecom	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**2**	14
OJSC Telecommunications Company Rinfotels	Associate Company	Telecommunications Services	Arms' length terms	**–**	283
CJSC Mobile Telecommunications	Controlled by OJSC "Svyazinvest"	Telecommunications Services	Arms' length terms	**–**	281
Total				**3,[illegible]**	3,804,387

35. Balances and Transactions with Related Parties (continued)

Settlements with Related Parties

Accounts Receivable

As of December 31, 2005 and 2004 significant balances of accounts receivable with related parties were as follows:

Related party	Relationship	Type of receivables	2005	2004
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by OJSC "Svyazinvest"	Membership fees, agent agreement	**105,513**	52,608
OJSC AKB Svyaz-Bank	Controlled by OJSC "Svyazinvest"	Telecommunication services, agent agreement	**64,600**	58,207
CJSC Smolenskaya Sotovaya Svyaz	Associate Company	Telecommunication services	**4,738**	786
OJSC Central Telegraph	Controlled by OJSC "Svyazinvest"	Telecommunication services	**4,020**	5,719
OJSC Giprosvyaz	Controlled by OJSC "Svyazinvest"	Design works	**2,957**	21,042
CJSC RusLeasingSvyaz	Controlled by OJSC "Svyazinvest"	Equipment supply	**2,311**	–
CJSC Belgorodskaya Sotovaya Svyaz	Associate Company	Telecommunication services	**1,693**	2,058
OJSC "Natsionalnaya taksophonnaya set"	Controlled by OJSC "Svyazinvest"	Equipment supply	**1,035**	2,211
OJSC MGTS	Controlled by OJSC "Svyazinvest"	Telecommunication services	**529**	239
OJSC Telecommunications Company Rinfotels	Associate Company	Telecommunication services, rent of premises	**475**	437
OJSC Kostromskaya gorodskaya telefonnaya set	Controlled by OJSC "Svyazinvest"	Telecommunication services	**24**	79
OJSC North-West Telecom	Controlled by OJSC "Svyazinvest"	Telecommunication services	**1**	2
CJSC Nauchno-tehnicheskii tsentr KOMSET	Controlled by OJSC "Svyazinvest"	Equipment supply	**–**	7,936
OJSC VolgaTelecom	Controlled by OJSC "Svyazinvest"	Telecommunication services	–	350
Total:			**187,896**	151,674

35. **Balances and Transactions with Related Parties (continued)**

Accounts Payable:

As of December 31, 2005 and 2004 significant balances of accounts payable with related parties were as follows:

Related party	Relationship	Type of payables	2005	2004
OJSC Svyazinvest	Parent company	Interest on loans	–	29,622
OJSC "Rostelecom	Controlled by OJSC "Svyazinvest"	Services of traffic transmission	**190,533**	191,544
CJSC RusLeasingSvyaz	Controlled by OJSC "Svyazinvest"	Equipment supply	**20,276**	12,293
OJSC MGTS	Controlled by OJSC "Svyazinvest"	Telecommunication services	**505**	258
OJSC Link Bank	Controlled by OJSC "Svyazinvest"	Credit organisations services	**219**	193
OJSC "Natsionalnaya taksophonnaya set"	Controlled by OJSC "Svyazinvest"	Telecommunication services, agent agreement	**143**	1,399
OJSC Kostromskaya gorodskaya telefonnaya set	Controlled by OJSC "Svyazinvest"	Telecommunication services	**57**	910
OJSC Moskovskaya mejdugorodnaya telefonnaya stanziya #9	Controlled by OJSC "Svyazinvest"	Maintenance of equipment	**57**	56
OJSC Central Telegraph	Controlled by OJSC "Svyazinvest"	Telecommunication services	**33**	33
OJSC AKB Svyaz-Bank	Controlled by OJSC "Svyazinvest"	Credit organisations services	**14**	11
OJSC Smolenskenergosbyt	Controlled by OJSC "Svyazinvest"	Other services	**12**	–
OJSC Smolenskaya generiruyushaya kompaniya	Controlled by OJSC "Svyazinvest"	Other services	**7**	8
OJSC Uralsvyazinform	Controlled by OJSC "Svyazinvest"	Telecommunication services	**4**	1
NPF Telecom Soyuz	Controlled by OJSC "Svyazinvest"	Pennsion plans	**–**	33,460
OJSC Giprosvyaz	Controlled by OJSC "Svyazinvest"	Design works	**–**	14,585
CJSC Nauchno-tehnicheskii tsentr KOMSET	Controlled by OJSC "Svyazinvest"	Equipment supply	**–**	14,403
OJSC North-West Telecom	Controlled by OJSC "Svyazinvest"	Telecommunication services	**–**	2

CJSC Mobile Telecommunications	Controlled by OJSC "Svyazinvest"	Telecommunication services	–	1
Total:	-	-	**211,860**	298,779

35. **Balances and Transactions with Related Parties (continued)**

OJSC Svyazinvest

The Company's parent entity - OJSC "Svyazinvest" - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC "Svyazinvest" and its subsidiary companies.

The Government's influence is not confined to its share holdings in OJSC "Svyazinvest". It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

As of December 31, 2004 the Company had loans payable to OJSC "Svyazinvest" which were fully repaid in 2005 (ref. to Note 19).

	2005	2004
Loans from Svyazinvest as of January 1	29,622	30,361
Accrual during 2005	2,171	7,731
Repayment during 2005	(31,793)	(8,470)
Loans from Svyazinvest as of December 31	–	29,622

Loans were obtained on commercial terms. The total of interest accrued in 2005 equalled 2,171 (in 2004 – 4,640).

OJSC Rostelecom

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. The above mentioned expenses are included in expenses, relating to assurance of international and long-distance traffic transmission. Further, OJSC "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

35. **Balances and Transactions with Related Parties (continued)**

OJSC Rostelecom (continued)

Transactions undertaken by the Company with OJSC "Rostelecom" reported in the accompanying consolidated financial statements as at December 31, 2005 and 2004 and for the years then ended equalled:

	2005	2004
Expenses on traffic transmission and rent of channels of OJSC "Rostelecom"	**(3,116,236)**	(3,130,662)
Revenue from OJSC "Rostelecom"	**1,183,894**	1,176,272
Accounts payable to OJSC "Rostelecom" as of December 31	**190,533**	191,543
Accounts receivable from OJSC "Rostelecom" as of December 31	**–**	–
Expenses on accrual of bad debt reserve from OJSC "Rostelecom" for the year ended December 31	**(356)**	(362)
Bad debt reserve OJSC "Rostelecom" for the year ended December 31	**716**	362

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities generally rent network channels and are charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 49 % of gross trade accounts receivable as of December 31, 2005 (2004 – 52%). Amounts outstanding from government subscribers as of December 31, 2005 amounted to 1,980,488 (2004 – 2,110,380)

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

Non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC "Svyazinvest" controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC "Svyazinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2005 amounted to 215,801 (2004 – 296,677).

NPF Telecom-Soyuz

In 2005 the Company signed several pension agreements with NPF Telecom-Soyuz (see Note 24 "Pension Obligations"). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"). Payments from the Company to the Fund in 2005 amounted to 316,460 (2004 – 62,858).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board, the Board of Directors, and Revision Committee of the Company. Total compensation to key management personnel included in "Wages, salaries, other employee benefits and payroll taxes" in the statement of operations amounted to 51,755 and 57,124 for the years ended December 31, 2005 and 2004, respectively, and consists of remuneration for management services.

36. Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 19 and 20) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

The Central Bank of Russia set up strict rules referring to regulation of transactions in foreign currency with the purpose of stimulation of commercial use of Rouble. This regulation previews restrictions of rouble conversion into hard currency and presents guidelines for conversion of revenue in hard currency into roubles.

As a rule, the company faces foreign exchange risk in respect of liabilities stated in a foreign currency. As at December 31, 2005 Company's liabilities in foreign currency were 1,422,541 (2004 – 2,808,020), including liabilities denominated in US dollars 615,141 (2004 – 1,603,177) and Euro and other currencies 807,401 (2004 – 1,204,843).

For the period from January 1, 2005 to December 31, 2005 exchange rate of the Russian Rouble to US Dollar decreased by approximately 4% and exchange rate of the Russian Rouble to Euro increased by approximately 9%.

36. Financial Instruments (continued)

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of December 31, 2005 and 2004 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

	< 1 year	1–5 years	> 5 years	Total
As of December 31,2005:				
Fixed rate				
Short-term obligations	**2,186,531**	–	–	**2,186,531**
Long-term obligations	**12,184,047**	**6,741,600**	**73,110**	**18,998,757**
Finance lease obligations	**743,000**	**1,562,302**	–	**2,305,302**
Loans given	**11,013**	**20,034**	–	**31,047**
Short-term deposits	**2,200**	–	–	**2,200**
Floating rate	–	–	–	–
Short-term obligations	**77,233**	–	–	**77,233**
Long-term obligations	**386,292**	**9,820**	–	**396,112**
As of December 31,2004:	**< 1 year**	**1–5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	3,512,552	–	–	3,512,552
Long-term obligations	3,336,405	12,741,886	101,130	16,179,421
Finance lease obligations	672,491	1,775,171	–	2,447,662
Loans given	28,924	24,311	–	53,235
Short-term deposits	628	–	–	628
Floating rate				
Short-term obligations	91,845	–	–	91,845
Long-term obligations	527,627	160,769	–	688,396

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no other significant interest-bearing assets, except the assets stated in the table above.

36. Financial Instruments (continued)

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by state and other non-commercial organizations. Recovery of this debt is influenced by political and economic factors, however, management believes that as of December 31, 2005 there is no significant risk of loss to the Company beyond the provision already recorded.

Financial instruments that can potentially lead to concentration of credit risk are mainly presented by trade receivables and other trade receivables. Credit risk, relating to these assets, is unlimited due significance of client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. To manage credit risk the Company places cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Management believes that the carrying values of monetary assets and liabilities approximate their fair values. Balance sheet items denominated in foreign currency have been translated into Roubles using the corresponding exchange rate prevailing at the reporting date.

Carrying value of cash and cash equivalents approximate their fair value due to their short-term character and minimal credit risks.

36. **Financial Instruments (continued)**

Fair Value (continued)

Set out below is the comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

Financial instruments	2005 Carrying amount	2005 Fair value	2004 Carrying amount	2004 Fair value
Financial Assets				
Investments in associates	20,081	20,081	15,927	15,927
Long-term investments available for sale	25,621	25,621	13,662	13,662
Long-term accounts receivable	221,546	221,546	3,308	3,308
Long-term borrowings given	20,197	20,197	18,442	18,442
Accounts receivable	1,877,457	1,877,457	2,068,164	2,068,164
Cash and cash equivalents	994,627	994,627	1,417,214	1,417,214
Total	3,159,529	3,159,529	3,536,717	3,536,717
Financial Liabilities				
Long-term bank loans	4,539,723	4,539,723	4,302,010	4,302,010
Long-term bonds	20,089	20,089	7,544,187	7,544,187
Long-term promissory notes	2,208,681	2,208,681	669,928	669,928
Long-term suppliers' credits	56,036	56,036	487,659	487,659
Long-term finance lease obligations	1,562,302	1,562,302	1,775,171	1,775,171
Accounts payable	2,186,986	2,186,986	3,020,036	3,020,036
Short-term bank loans	1,670,591	1,670,591	1,810,684	1,810,684
Short-term bonds	428,769	428,769	378,504	378,504
Short-term promissory notes	163,859	163,859	1,393,764	1,393,764
Short-term suppliers' credits	545	545	21,445	21,445
Current portion of long-term bank loans	2,416,479	2,416,479	2,391,177	2,391,177

Current portion of long-term bonds	**7,516,779**	**7,516,779**	601,314	601,314
Current portion of long-term promissory notes	**2,186,348**	**2,186,348**	–	–
Current portion of long-term suppliers' credits	**450,732**	**450,732**	871,541	871,541
Current portion of long-term finance lease obligations	**743,000**	**743,000**	672,491	672,491
Total	**26,150,919**	**26,150,919**	25,939,911	25,939,911

37. Subsequent Events

New provisions of the Federal Law on Communications

The legislative framework for the reform of the Russian telecommunications industry is the Federal Law on Communications of 2004. To implement the Federal Law on Communications, the Russian Government approved new rules and regulations for the interconnection and interaction of telecommunications networks, for the provision of local, intra-regional, DLD, and ILD telephone services, and other regulations for the provision of long-distance services, including licensing requirements for telecommunications operators. The transition to the new system of interaction on January 1, 2006 stems from these new requirements under Russian legislation.

New regulations required in pursuance of the Federal Law on Communications come into force starting January 1, 2006:

1. Decision of the government of the Russian federation no. 161 of March 28, 2005 on endorsing the Rules for connecting electric communication networks and for their interaction (with Amendments and Addenda of June 30, December 29, 2005)
2. Decision of the government of the Russian federation no. 310 of May 18, 2005 on the approval of Rules for Rendering Services of Local, Intra-Zone, Inter-City and International Telephone Communication (approved by Decision of the Government of the Russian Federation No. 310 of May 18, 2005) (with the Amendments and Additions of June 30, December 29, 2005).
3. Decision of the government of the Russian federation no. 241 of April 21, 2005 on the approval of the Rules for state regulation of tariffs on universal communications services (with the amendments and additions of October 24, 2005)
4. Order of the Ministry of Communications no. 97 of August 8, 2005 on Approval of the requirements to public switched telephone networks.
5. Order of the Ministry of Communications no. 98 of August 8, 2005 on Approval of the requirements to traffic transmission in public switched telephone networks.

Changes in Settlements with Rostelecom in 2006

Prior to January 1, 2006 the Company, in accordance with the previously given Addendum #1 to License #24064 for local telecommunication services dated 24.10.2002, rendered domestic long-distance (DLD) and international long-distance (ILD) services ("long-distance services") to its customers. Revenues and receivables from rendering of the services were recognized as the Company's revenues and receivables.

Under the previous system of interaction with operators, Rostelecom provided long-distance traffic transit services to the Company. The Company independently billed for long-distance services provided to its local network subscribers through its own subscriber billing systems. The Company settled with Rostelecom for long-distance call transit and termination services, and Rostelecom, in turn, paid the Company for call termination services. The Company performed settlements for international telecommunications services with subscribers by tariffs, set by Rostelecom, and settlements for intercity telecommunications services by tariffs, set by the Federal Antimonopoly Agency.

Starting from 2006 the settlements between the Company and Rostelecom change. Domestic long-distance (DLD) and international long-distance (ILD) services will be rendered by Rostelecom. Revenues and receivables from rendering of the services will be recognized as Rostelecom revenues and receivables.

37. Subsequent Events (continued)

Changes in Settlements with Rostelecom in 2006 (continued)

The Company and Rostelecom signed an agreement for the year 2006 combining elements as of an agency agreement as well as of a service contract, according to which the Company undertakes rendering the following services to Rostelecom:

- Subscriber orders' processing services for access to intercity and international telecommunications services provided through the direct and delay operations.
- Billing processing services for intercity and international telecommunications services.
- Preparation, formation and storage of necessary data and reports;
- Agency services on collection of payments from subscribers and on call centre support in the name and on behalf of Rostelecom.
- Claims administration, documents delivery.

In addition to the above mentioned contract the parties signed the agreement on network interconnections, under which the Company provides Rostelecom the services on traffic transmission and Rostelecom provides the Company connection services.

To comply with the new regulatory requirements, the Company must fulfil a number of conditions, including:

- technical conformity of its network to requirements set for DLD and ILD communication networks, including availability of interconnection points to its network in every federal administrative region of the Russian Federation; and
- operational readiness to provide long-distance services to any local network subscriber.

Changes in settlements with interconnected operators

New legislative pronouncements effective January 1, 2006 significantly changed the scheme of settlements with interconnected operators.

Prior to January 1, 2006 settlements for interconnection services with the operators for local telephone services were of unilateral nature, and for intra-regional, DLD, and ILD telephone services interconnected operators received a part of the revenues from such services depending on the degree of their participation in the provision of a service.

Starting from January 1, 2006 settlements are of a mutual nature and consist of the following:

- point of connection set up;
- user fee for point of connection;
- fee per minute of traffic submitted through the network.

The changes will result in additional revenues from interconnection and traffic transmission as well as in additional costs related to payments to these operators for connection points set up, user fee and traffic transmission in the operators' network.

In order to meet the above mentioned requirements the Company will incur additional capital expenditure to the amount of 434,304.

As of the beginning of April, 2006 the Company signed agreements of interconnection and traffic transmission with OJSC Rostelecom and OJSC Multiregional Transit-Telecom.

37. Subsequent Events (continued)

Changes in Settlements with Interconnected Operators (continued)

Currently the Company is undertaking the necessary renegotiation procedures with interconnection operators. The Company expects to finalize these procedures in July 2006.

Interconnection services are currently included into services regulated by the Government. As a consequence the interconnection fee, including the profitability level, is to be prescribed by the regulating body.

Significant Operator

In accordance with the Order of the Federal Service for Communications Supervision (Rossvyaznadzor) no. 39 on October 21, 2005, no. 40 and 31 on October 24, 2005 and no. 52 on December 22, 2005 the Company is included into the Register of Communications services operators an important position in the general-use communications network (Significant Operator).

An operator occupying an important position in the general-use communications network, is obliged to establish, for the purposes of ensuring indiscriminate access to the market of communications services under similar circumstances, equal conditions for connecting telecommunications networks and for letting through traffic for communications operators rendering similar services, as well as to supply information and to render connection services and the services involved in letting through the traffic to these operators under the same terms and of the same standard, like for his own structural subdivisions and/or for the affiliated persons.

An operator occupying an important position in the general-use communications network on the territories of several subjects of the Russian Federation shall establish the terms for connecting telecommunications networks and for letting through traffic separately on the territory of each subject of the Russian Federation.

The refusal of an operator occupying an important position in the general-use communications network to conclude a contract for connecting telecommunications networks is seen as inadmissible, with the exception of cases when the connection of the telecommunications networks and their interaction contradict the terms of the licenses issued to communications operators, or the legal normative acts determining the construction and the functioning of the uniform telecommunications network of the Russian Federation.

Prices for connection services and for services involved in letting through traffic rendered by operators occupying an important place in the general-use communications network are subject to state regulation. The list of connection services and services for letting through the traffic, the prices for which are subject to state regulation, as well as the procedure for their regulation, are established by the Government of the Russian Federation.

Rendering of Universal Telecommunication Service

Universal communication service is the communication service whose rendering to any user of communication service on the entire territory of the Russian Federation within a fixed term, of the established standard and at a reasonable price is obligatory for operators of the universal service. This service is to be rendered by operators of universal servicing who are selected in accordance with the results of a tender or are appointed in accordance with the Federal Law for every subject of the Russian Federation.

On March 24, 2006 the Company won tenders for provision of telecommunication services by the use of payphones in all (11) lots on the territory of Tula region and in all (6) lots on the territory of Belgorod region. The tenders, along with other, were announced on March 24, 2005.

37. Subsequent Events (continued)

Rendering of Universal Telecommunication Service (continued)

The agreements "On conditions of rendering universal telecommunications services by the use of payphones" for each lot were presented to the Federal communications agency on April 12, 2006.

The Company indicated the date of start of rendering services it the tender document pack of the as January 2007, since required capital investments will be included in the business plan of the next year.

In the Tula region 2,162 coin-box telephones are to be installed in all centres of population, which will require investments at the amount of 980 mln roubles. The total amount of annual compensation of losses, in accordance with the decision of tender committee will be 221,9 mln roubles.

In the Belgorod region 1,240 coin-box telephones are to be installed, and investments are estimated to be 219,5 mln roubles. The total amount of annual compensation of losses will be 130,75 mln roubles.

Cancellation of Charges for Incoming Calls

In March 2006 an amendment to the Federal Law on Communication was approved by the President of RF. According to this amendment effective July 1, 2006 the subscriber will not pay for a telephone connection established as a result of a call by another subscriber, except for the cases specifically mentioned in the Federal Law on Communication.

This change would mainly affect the settlements between the Company and mobile network operators.

Starting from the enforcement of this amendment the Federal Service on Tariffs will set tariffs for intra-regional services between the Company as a significant operator and mobile network operators. Subsequent to that the Company would renegotiate the agreements with these operators.

The Company envisages increase in revenues from intra-regional services in the second half of 2006 and increase in costs related to calls termination on mobile networks.

Tariffs for Telecommunication Services

Under Decree of the Government of the Russian Federation # 627 dated October 19, 2005 settlement rates (including rates for call origination, termination, and transit) for operators occupying a significant position in the public communications network (significant operators) are regulated by the Federal Service for Communications Supervision (Rossvyaznadzor) under the supervision of the Federal Tariff Service (FST) in accordance with the Federal Law on Natural Monopolies.

In November 18, 2005 the Company submitted its proposed tariffs (circular #10-03-06/8252) to Rossvyaznadzor for approval. Owing to the absence of unified methodology on determination of economically justifiable costs and standard profit for the connection services and services of traffic transmission and absence of the order of addressing and consideration of requests of operators the tariffs were not approved by the supervising body.

In December 20, 2005 the Federal Service for Communications Supervision determined the amount of the compensation surcharge to be included in rates for call origination services provided by the Company as a significant operator. The surcharge is set at 0.62 Roubles per minute and is effective starting January 1, 2006. The compensation surcharge is supposed to cover the difference between an operator's income and economically justified costs in providing local and intra-regional communication services.

37. Subsequent Events (continued)

Tariffs for Telecommunication Services (continued)

The following changes of tariffs for local connection are expected to be established in 2006:

- residents - 118%
- organizations – 113%
- for intra-regional communication services – 95%.

Impact of new Rules for Rendering of Telecommunication Services on Financial Statements 2006

The Company's management expects that new rules of provision of telecommunication services will influence both revenues and expenses of the Company, however, the Company cannot reliably measure the effect of such changes on the financial position and financial results of the Company.

Value Added Tax

Federal Law No. 119-FZ dated July 22, 2005, introduced amendments to the Tax Code effective January 1, 2006. According to these amended provisions VAT taxable base on sales of goods (rendering of services) is determined at the earliest of:

- date of goods (services) shipment (rendering);
- date of payment (partial payment) for subsequent delivery of goods (services), transfer of rights of ownership.

Sale of share in CJSC "Smolenskaya sotovaya svyaz", CJSC "Belgordskaya sotovaya svyaz" and CJSC "Lipetsk Mobile"

In February 2006 the Company sold 2,349,200 ordinary shares (40 % of equity interest) of CJSC "Smolenskaya sotovaya svyaz" for 11,390 (400,000 US dollars). The sell was approved by the Board of Directors decision dated December 27, 2005.
In February 2006 the Company sold 30,000 ordinary shares (30 % of equity interest) of CJSC "Belgordskaya sotovaya svyaz" for 10,251 (360,000 US dollars). The sell was approved by the Board of Directors decision dated December 27, 2005.
In February 2006 the Company sold 102,017 ordinary shares (5.9 % of equity interest) of CJSC "Lipetsk Mobile" for 712 (25,000 US dollars). The sell was approved by the Board of Directors decision dated December 27, 2005.

Agreement with Non-Commercial Partnership

In June 2006 the Company's Board of Directors has approves membership's fees to Non-Commercial Partnership Center for Research of the Problems in Development of Telecommunications in the amount of 184,624.

37. Subsequent Events (continued)

Dividends

The Board of Directors of the Company proposed the following distribution of profits to the Annual Shareholders' meeting to be held on June 28, 2006:

Dividends for 2005 Proposed for Approval

Dividends on ordinary shares – 0.0674191 Roubles per share	66,850
Dividends on preference shares – 0.1270937 Roubles per share	106,388
Total	**173,238**

Employee Redundancy Program

In accordance with the Employee Redundancy Program for 2006-2008 approved by the Company's Board of Directors, the Company dismissed 742 employees paying compensations totalling 10,315 between December 31, 2005 and the date of the authorisation of the financial statements for the issues.

Bonds Issue

On April 20, 2006 the Board of Directors approved the issue of 3,000,000 interest-bearing bonds, series 05, with par value of 1 each. The bonds have 10 semiannually coupons. Coupon payments are made on each 182nd day starting from the date of placement. The interest rate will be determined based on tender that will be held as at the date of placement. The bonds mature as follows: 10% of par value on 1,274th day, 20% of par value on 1,456th day, 30% of par value on 1,638th day and 40% of par value on 1,820nd day starting from the date of issue..

Appendix 4

EXPLANATORY NOTE
to the Financial Statements
of OJSC "CenterTelecom" for 2005

. Table of contents

2. General

Joint-Stock Central Telecommunication Company, short name OJSC "CenterTelecom, Taxpayer identification number 5000000970, (hereinafter referred to as the Company) was registered by Order No.567-p of the Head of Moscow Region Administration dated 09.06.1994, State Registration Certificate No. 127 dated 20.06.1994.
The Company was reregistered with the Registration Chamber of the Moscow Region on 23.07.1997, Certificate on Legal Entity State Registration No. 50:10:00124.
The Company was registered with the Inspection of the Ministry of Taxation of the Russian Federation in Khimki, the Moscow Region, in the Unified State Register of Legal Entities on 01.11.2002 under basic state registration No.1025006174710 as per the Federal Law on State Registration of Legal Entities.

Certificate No. 001494534 dated 01.11.2002 on making an entry about registration of a legal entity registered before 01.07.2002 in the Unified State Register of Legal Entities.

The Company's registered office: 23, Proletarskaya St., Khimki, Moscow Region, 141400, Russian Federation.

The number of employees of the Company as of 31.12.2005 was 65,208 persons (67,432 employees as of 31.12.2004).

The Company's core activities include:

- Provision of local and interzone telephone communication services
- Provision of local, long-distance and international telephone communication services
- Leasing out of communication channels
- Provision of data transfer services
- Provision of telematics services
- Provision of telegraph communication services
- Provision of data transmission network services except of voice data transfer services
- Provision of voice data transfer services in communication networks
- Provision of sound program broadcasting services using wire broadcasting networks
- Provision of cellular radiotelephone communication services within 450 MHz range
- Provision of cellular radiotelephone communication services within 450 MHz range (as per IMT-MC technology)
- Provision of cellular radiotelephone communication services within 900 /1800 MHz range
- Provision of cellular radiotelephone communication services within 800 MHz range
- Provision of mobile radiotelephone services
- Provision of communication services for the purposes of on-air broadcasting
- Provision of television and sound program broadcasting services using cable TV networks
- Provision of over-the-air sound program broadcasting services
- Provision of over-the-air television program broadcasting services
- Provision of communication services for the purposes of cablecasting.

Information on the Registrar:

Full company name: **United Registration Company Open Joint-Stock Company**
Contracted company name: **ORK JSC**
Name: **United Registration Company Open Joint-Stock Company**
Location: **70, Pyatnitskaya St., 113095 Moscow**
Mailing address: **POB 162, 15a, Kalanchevskaya St., 107078 Moscow**
Telephone: **(495) 933-42-21** Fax: **(495) 933-42-21**
E-mail: ork@ork-reestr.ru
Registrar's License for keeping of Security Holder Register No.: **10-000-1-00314**
Issued on: **30.03.2004**
Valid till: **undefined**
Issuing authority: **Federal Securities Market Committee**
Date when the above Registrar started keeping the Register of Registered Securities of the issuer: **13.12.2005**

Information on the auditor:
Name: **Ernst and Young LLC**
Location: Bldg. 1, 77, Sadovnicheskaya nab., 115035 Moscow
Mailing address: Bldg. 1, 77, Sadovnicheskaya nab., 115035 Moscow
Telephone: 7 (495) 705-9700
Fax: 7(495) 755-9701
E-mail: moscow@ru.ey.com
Information on the Auditor's license:
License No.: E002138
Date of issue: 30.09.2002
Valid for: 5 years
Issuing authority: the Ministry of Finance of the Russian Federation

Members of the Company's Board of Directors:

Chairman of the Board of Directors:

- **Yashin Valery Nikolaevich** – Director General of OAO Svyazinvest

Members of the Board of Directors:
- **Amaryan Ruben Andronikovich** – no information
- **Antoniuk Boris Dmitrievich** – Deputy Minister of Information Technologies and Communications of the Russian Federation
- **Beskorovainy Andrey Vladimirovich** – Deputy Head of the Federal Communications Agency
- **Degtyaryov Valery Victorovich** – Director General of Professional Telecommunications CJSC
- **Gribov Alexander Pavlovich** – Deputy Director General – Director on Information Technologies of OJSC "CenterTelecom"
- **Kiselev Alexander Nikolaevich** – Assistant Minister of Information Technologies and Communications of the Russian Federation
- **Kuznetsov Sergey Ivanovich** – First Deputy of the Director General of OAO Svyazinvest
- **Mazalov Ivan Nikolaevich** – Director of Prosperity Capital Management Company
- **Milovantsev Dmitry Alexandrovich** – Deputy Minister of Information Technologies and Communications of the Russian Federation
- **Finger Grigory Moiseevich** – CEO of the Moscow representative office of NCH Advisors., Inc.

The members of the Company's Management Board were approved by the Board of Directors on 6 March 2006.

Members of the Company's Management Board:

Chairman of the Management Board:

- **Pridantsev Sergey Vladimirovich** – Director General of OJSC "CenterTelecom"

Members of the Company's Management Board:

- **Lutsky Alexander Alexandrovich** – Deputy Director General – Financial Director of OJSC "CenterTelecom"
- **Kirillov Alexander Ivanovich** – Deputy Director General – Technical Director of OJSC "CenterTelecom"
- **Nazarov Sergey Victorovich** – Deputy Director General – Commercial Director of OJSC "CenterTelecom"
- **Karmanov Dmitry Valerievich** – Deputy Director General – HR Director of OJSC "CenterTelecom"
- **Kartashov Andrey Dmitrievich** – Chief Accountant of OJSC "CenterTelecom"
- **Gribov Alexander Pavlovich** – Deputy Director General – Director on Information Technologies of OJSC "CenterTelecom"
- **Savchenko Victor Dmitrievich** – CEO – Director of the Legal Department of OAO Svyazinvest
- **Zabuzova Elena Victorovna** – Director of the Economic Planning and Budgeting Department of OAO Svyazinvest.

Members of the Company's Audit Committee:

Chairman of the Audit Committee:

- **Belyaev Konstantin Vladimirovich** – Deputy Director General of OAO Svyazinvest

Members of the Audit Committee:

- **Bocharova Svetlana Nikolaevna** – Head of the division of the Accounting Department of OAO Svyazinvest
- **Veremiyanina Valentina Fyodorovna** – Deputy Director of the Department – Head of the division of the Legal Department of OAO Svyazinvest
- **Murashkin Yaroslav Yurievich** – Senior specialist of the Economic Planning and Budgeting Department of OAO Svyazinvest
- **Petrova Oksana Valerievna** – Deputy Head of the division of the Corporate Management Department of OAO Svyazinvest
- **Ponomaryov Ilia Valdimirovich** – Head of the division of the Economic Planning and Budgeting Department of OAO Svyazinvest
- **Sinadskaya Svetlana Pavlovna** – Deputy Director General of JSC Rostelecom.

3. Accounting Policy

This Financial Statement of the Company has been prepared on the basis of the following accounting policy.

Benchmarks of Annual Financial Statement Preparation

Company accounting is based on Federal Law No.129-ФЗ dated 21.11.1996 on Accounting (as amended on 23.07.1998, 28 March, 31 December 2002, 10 January, 28 May, 30 June 2003) and Regulation on Accounting and Financial Statements in the Russian Federation approved by Order No.34н of the Ministry of Finance of the Russian Federation on 29.07.1998 (as amended on 30.12.1999 and 24.03. 2000) and current accounting regulations. The Company's financial statements for the year of 2005 were prepared in compliance with the Law and Regulations specified above.

Foreign Currency Assets and Liabilities

Accounting of foreign currency business transactions applied the official exchange rate as of the date of transaction. Monetary assets and liabilities denominated in foreign currencies are calculated in the financial statements at the official exchange rates set by the Central Bank of the Russian Federation as of the reporting dates (RUR per unit of currency):

Currency	31.12.2004	31.12.2005
USD	27.7487	28.7825
Euro	37.8104	34.1850
100 JPY	26.7509	24.5291

Exchange rate differences that originated during the year regarding transactions with assets and liabilities and while their recalculation as of the reporting date are classified as profit and loss and are included in the Profit and Loss Statement as extraordinary income and expenses.

The ruble equivalent of foreign exchange balance as of the beginning of the year and foreign currency flow during the year in the Cash Flow Statement are calculated at the official exchange rate as of 31.12.2005, and the relatively comparable data are calculated at the official exchange rate as of 31.12.2004.

Short-Term and Long-Term Assets and Liabilities

Assets (liabilities) are qualified as short-term if their maturity (period of repayment) is 12 months or less after the reporting date. All other assets and liabilities are qualified as long-term.

Intangible Assets

Intangible assets include the trademark and exclusive rights to proprietary articles: patents for invention of useful models, computer programs and databases.

Intangible assets are shown in the statements at their initial cost less depreciation accumulated during the whole period of usage.

The initial cost of intangible assets acquired for goods (valuables) other than cash is the cost of transferred assets or assets subject to transfer. The latter was determined on the basis of the price that was usually used by the Company to calculate the cost of similar goods (valuables) under comparable conditions.

The cost of intangible assets is settled by charging of depreciation using the linear method during the determined useful life. The useful life is determined by a special committee and approved subject to the established procedure on the basis of the expected useful life when the Company expects to get economic benefits (income) from its usage.

Fixed assets

Fixed assets include buildings, constructions, equipment, vehicles, computers, office equipment, land plots, machines and other facilities with service life over 12 months and that are used either for provision of services and manufacture of products or for Company's management purposes, and are able to provide economic benefits.

Fixed assets are recorded at their initial cost.

The initial cost of fixed assets acquired for value is an amount of actual cost of acquisition, construction and manufacture net of the value added tax and other refunded taxes (except as provided for by the Russian Federation legislation).

The initial cost of fixed assets acquired in exchange for goods (valuables) other than cash is the cost of transferred assets or assets subject to transfer. The latter was determined on the basis of the price that was usually used by the Company to calculate the cost of similar goods (valuables) under comparable conditions.

Fixed assets are shown in the statements at their initial cost less depreciation accumulated during the whole period of usage.

Fixed assets include real property facilities accepted for operation and actually used before state registration of the title to these facilities.

Depreciation of fixed assets is calculated using the linear method according to norms calculated on the basis of the approved useful life:

Manufacturing buildings	-	7 – 100 years
Constructions and transfer mechanisms	-	7 – 59 years
Communication equipment	-	7 – 30 years
Vehicles	-	3,5 – 10 years
Computers and office equipment	-	4 – 12 years
Other facilities	-	2 – 16 years

Land plots and housing facilities were not depreciated.

Fixed asset objects with the cost per unit of 10,000 RUR or less, as well as books, booklets and other publications were written-off as manufacturing expenses (sales expenses) as they were delivered for production or operation using account 02 (Fixed Assets Depreciation).

All repair expenses are included in operating expenses during the reporting period. The reserve for the fixed assets repair costs to be incurred was not created.

The interest on credits and loans used to finance the acquisition (construction) of fixed assets facilities accrued before taking such facilities for account are included in their initial cost. The interest accrued after such fixed assets facilities were taken for account is included in the Profit and Loss Statement as operating expenses.

Depreciation of fixed assets received under financial lease agreements and included in the fixed assets of the Company is calculated using the linear method based on the approved useful life set as equal to the term of the lease agreement.

Financial Investments

Financial investments that are not subject to current market value determination are included in the Balance Sheet at their initial cost.

The initial cost of financial investments:

- Acquired for value is determined as the amount of the Company's actual expenses for their acquisition
- Acquired under agreements that provide for execution of obligations (payment) with non-monetary assets is determined as the cost of assets transferred to the Company
- As investments in the capital of affiliated, associated and other companies is the money value agreed upon by the shareholders (members) of these companies.

Financial investments that demonstrated stable and considerable decrease in value as of the end of 2005 are included in the balance less the reserve for depreciation of financial investments. The reserve amount is classified as increase in operating expenses.

Financial investments that are used by the trade institutor on the securities market to determine the current market value subject to established procedure are shown in the statements at their current market value as of 31.12.2005 by means of adjustment of their evaluation. The adjustment amount is classified as increase in operating expenses (income).

Subject to sale or other disposal of securities that are not used to determine the current market value, disposed issued securities were evaluated according to the "first in first out" (FIFO) method, and non-monetary securities were evaluated by the actual cost of each security.

Stocks

Stocks (raw materials, materials, goods) are recorded at their book price that means:

- For stocks acquired for value – the supplier's price as per the supply contract (purchase-and-sale contract)
- When stocks are manufactured by the company itself – the amount of actual costs related to their manufacture
- When stocks are received under a deed of gift (free of charge) and left after disposition of fixed assets and other property – the current market value as of the date of taking onto the books
- When stocks are received under contracts providing for performance of obligations (payment) with non-monetary assets – the cost of assets that are transferred or subject to transfer by the Company.

Ordering and other costs related to material conditioning for them to be used are recorded on account 16 (Deviations in the cost of materials).

Goods at retail are recorded on account 41.02 and shown at their sale prices.

Stocks (except for precious metals) disposed of are evaluated using the average cost method.

Precious metals are written-off at the cost of each unit.

Deferred Expenses

Expenses incurred by the Company within the reporting year that are related to future periods of account are shown as deferred expenses. These expenses are written-off evenly according to their appropriation during the periods that they refer to.

Deferred expenses related to acquisition and implementation of software products and data bases that are subject to writing-off in more than 12 months after the reporting date are shown in the Balance Sheet as other non-current assets.

Receivables from Buyers and Customers

Receivables from buyers and customers are shown VAT included that is paid to the budget after receiving payments under accounts receivable and are determined based on prices set in the contracts between the Company and its buyers (customers) taking into account all discounts (extra charges). Bad debts were written-off the balance as soon as they were recognized as such.

Receivables from buyers for sold services, work, goods, products, fixed assets, stock and other property, outstanding and not secured with respective guarantees are shown less provision for doubtful debts.

The reserve amount is determined separately for each debt on the basis of stock-taking inventory and depending on the debtor's solvency and debt recovery probability.

As it is not possible to analyze each doubtful debt individually due to a large amount of subscribers, the reserve is generated as 100 percent of the amount of all outstanding debts for communication services, where there is a 90 or more day delay in payment as of the date of reserve generation. No reserve is generated for debts with less than 90 day delay in payment.

Provision for doubtful debts is classified as increase in operating expenses.

Additional and Reserve Capital

Additional capital is formed from the increase in value of fixed assets that is determined at revaluation.

The Company creates reserve capital to cover its losses, retire bonds and repurchase Company's shares. The reserve capital is formed from the net profit of the Company.

Dividends payable are recognized as liabilities and deducted from retained profit as of the reporting date, if they are announced before the reporting date (inclusively). Dividends payable that are announced after the reporting date are shown in the statements as events after the reporting date.

Obtained Credits and Loans

The Company transfers long-term indebtedness under the obtained credits and loans in short-term indebtedness when there are 365 days before repayment of the principal under the loan agreement.

The Company recalculates the costs of credits and loans expressed in foreign currency and/or conventional units on every reporting date. The differences as a result of recalculation are shown as extraordinary expenses.

Additional expenses related to obtaining credits or loans include expenses related to:

- Provision of legal and consultancy services to the Company
- Carrying out expert examinations
- Consumption of communication services
- Other expenses that are directly related to raising of loans in monetary form.

Additional expenses related to obtaining of loans and credits, placement of debt obligations are recognized as the expenses of the period when they were incurred.

Interests on obtained credits (loans) are accrued on a monthly basis according to the procedure established in an agreement.

The sum of discount due to the payee of bill regarding loans received in monetary form and attracted by issuing of own Company bills is qualified as deferred expenses with its further writing-off to operation expenses monthly and in equal shares during the bill maturity.

The sum of discount regarding loans received in monetary form and attracted by issuing of Company bonds in case of sales of issued bonds at the price other than their nominal value (with the discount) is qualified as deferred expenses with its further writing-off to operation expenses monthly and in equal shares during the bond maturity.

Profit Tax Settlements

The Company calculates and shows deferred profit tax assets and liabilities that are repayable during future reporting periods.

The deferred tax assets and liabilities are calculated in respect of temporary differences that correspond to income and expenses forming accounting profit (loss) within one reporting period, and the taxable base for the profit tax – within other reporting periods.

The deferred tax assets are a part of the deferred profit tax that is to decrease the profit tax due to the budget in the next reporting periods. They are determined by applying a profit tax rate set by the Russian Federation legislation on taxes and duties to the deductible temporary difference of the reporting period.

The deferred tax liabilities are a part of the deferred profit tax that is to result in increase in the profit tax due to the budget in the next reporting periods. They are determined by applying a profit tax rate set by the Russian Federation legislation on taxes and duties to the taxable temporary differences of the reporting period.

The current profit tax is the tax for the purposes of taxation calculated as per the requirements of Chapter 25 of the Tax Code of the Russian Federation and determined in the book records on the basis of the contingent profit tax amount adjusted for the amounts of permanent tax assets and liabilities as well as the deferred tax assets and liabilities of the reporting period.

The current profit tax is recognized in the statements as an obligation to the budget that is equal to unpaid profit tax amount.

Contingent expenditure (income) under the profit tax is calculated as accounting profit (loss) multiplied by the profit tax rate set by the Russian Federation legislation on taxes and duties.

Overpaid amounts of profit tax to the budgets of the Russian Federation constituent entities and local territorial budgets are included in accounts receivable.

Revenue Recognition

Company income is divided into income from ordinary activities and other income (operating, non-operating and extraordinary income).

Product and service proceeds are recognized on an accrual basis, i.e. as soon as the services are provided and are shown in the books less the value added tax and discounts granted to the buyers.

Product proceeds subject to exchange of commodities (barter) are determined by the cost of valuables received or due to the Company, that is calculated on the basis of prices used to determine the cost of similar valuables in comparable conditions.

Income from leasing of Company's property is classified as income from ordinary activities.

Dividends included in other income are recognized as announced.

Expenses Recognition

Expenses are divided into expenses on ordinary activities and other expenses (operating, non-operating and extraordinary expenses) depending on their character and types of activities.

Expenses on ordinary activities are calculated in monetary form and are equal to the payment amount in monetary form or in another form or to the amount of accounts payable.

The Company calculates the total production cost of services rendered, work executed, products sold including administrative and business expenses.

Government Assistance

Budgetary funds received on account of government assistance (subventions, donations) are recognized as soon as monetary assets and resources other than monetary assets are actually received, and included in the Balance Sheet as deferred income.

Target Financing

Target financing funds are recognized as soon as monetary assets and resources other than monetary assets are actually received, and included in the Balance Sheet as deferred income.

Reserves for Costs to Be Incurred

The Company creates a reserve for costs to be incurred as a result of payment of compensations for the annual performance.

Expenses of reserve creation are classified as ordinary activity expenses, increase of the initial cost of fixed assets facilities construction as well as non-operating expenses depending on the type of activity that the employees accounted in calculation of reserves for costs to be incurred are engaged in.

Retirement Insurance Expenses

Social deductions are made by way of payment of the unified social tax calculated by the Company at the regressive rate (from 26% to 25.01%) applied to the salary and other employee benefits. The Company distributes the amount of the unified social tax among three social funds (the State Pension Fund, the Social Insurance Fund and the Health Insurance Fund), at that deductions to the Pension Fund constitute from 20% to 19.27% depending on the annual amount a payments and remunerations regarding each employee. These contributions are classified as current expenses as soon as they are accrued.

The Company participates in the Program of one-time material assistance payments within the amounts of official salaries of Company's employees in case of their retirement. This Program covers most of the Company's employees and does not provide for any special funds. Payment amounts depend on the length of service before retirement.

The Company also participates in the Pension Program within the framework of non-state retirement insurance. Contribution amounts are determined on the annual basis and are classified as expenses as soon as they are incurred. See Section 12 of this Explanatory Note.

Inventory of property and liabilities is performed:

- Fixed assets – at least once in two years as of 31 October of the reporting year
- Intangible assets – annually as of 30 November of the reporting year
- Capital construction in progress and other capital investments – annually as of 31 October of the reporting year
- Raw materials, materials, equipment for installation, semi-finished products, goods, finished goods in stock – annually as of 31 October of the reporting year
- Precious metals – twice a year
- Work in progress – quarterly as of the end of the quarter
- Deferred income and expenses – annually as of 31 December of the reporting year
- Monetary assets on bank accounts – annually as of 31 December of the reporting year
- Cash on hand – at least once a quarter
- Long-term financial investments – annually as of 31 December of the reporting year
- Short-term financial investments, financial documents – quarterly as of the end of the quarter
- Receivables and provision for doubtful debts – quarterly as of the end of the quarter
- Accounts payable (to communication operators) – quarterly as of the end of the quarter, with other creditors – once a year as of 31 December of the reporting year
- Payment of taxes and obligatory deductions into the budget and extra-budgetary funds – at least once a year
- Target financing settlements – annually as of 31 December of the reporting year
- Intra-organizational settlements – at least once a quarter
- Settlements with employees, advance holders – annually as of 31 December of the reporting year.

Changes in the Accounting Policy in 2005

In 2005 there were no changes in the accounting policy that could have considerable influence on the financial statements.

Changes in the Accounting Policy in 2006

In 2006 there were no changes in the accounting policy that could have considerable influence on the financial statements.

4. Comparative Data

Comparative data in the Financial Statements of the Company for 2005 are formed by adjusting of final statements for 2004 for it to be brought in balance with the indicators of financial statements for 2005.

Changes of the Opening Balance Sheet as of 01.01.2005

Line Code	Value as of 31.12.2004	Value as of 01.01.2005	Deviations	Comments
145	171,699	171,703	4	**Deferred income is shown as an incoming balance**
150	3,054,998	3,095,013	40,015	**Deferred expenses are transferred from line 216 amounting to 1,126 thousand RUR, from line 232 – amounting to 25,400 thousand RUR, from line 242 – 13,489 thousand RUR.**
190	**37,089,474**	**37,129,493**	**40,019**	Section total
210	1,086,032	1,084,906	(1,126)	**Deferred expenses are transferred to line 150**
216	418,444	417,318	(1,126)	**Deferred expenses are transferred to line 150**
230	49,711	24,723	(24,988)	**Changes in the Common Chart of Accounts from 01.01.2005, acc.73.04.02**
232	25,400	0	(25,400)	**Transferred to line 150**
233	24,311	24,723	412	**Changes in the Common Plan of Accounts from 01.01.2005, acc. 73.04.02 is transferred from line 243**
240	2,843,956	2,647,747	(196,209)	Changes in the Common Plan of Accounts from 01.01.2005, acc. 73.04.02 is transferred to line 233 (-411 thousand RUR), 1,354 thousand RUR are transferred from acc. 58 to acc. 76 as per RAS 19/01, and the incoming profit tax balance is folded up (-183,663 thousand RUR)
242	211,178	197,701	(13,477)	**Changes in the Common Plan of Accounts, land lease balance is transferred to acc. 60.29.03, 12 thousand RUR are transferred from line 243 to line 242, and 13,489 thousand RUR are transferred to line 150.**
243	863,073	680,341	(182,732)	**Changes in the Common Plan of Accounts from 01.01.2005 acc. 73.04.02, land lease balance is transferred to acc. 60.29.03, transferred to line 233 and 242 (-423 thousand RUR), 1,354 thousand RUR are transferred from acc. 58 to acc. 76 as per RAS 19/01 and the incoming profit tax balance is folded up (-183,663 thousand RUR)**
250	2,678	1,324	(1,354)	**1,354 thousand RUR are transferred to**

				acc.243 (from acc.58 to acc.76) as per RAS 19/01
290	7,430,287	7,206,610	(223,677)	Section total
300	44,519,761	44,336,103	(183,658)	Total
460	7,725,851	8,123,566	397,715	profit of the year of 2004 is transferred to the retained profit of past years amounting to 397,711 thousand RUR, and deferred income is shown as incoming balance (4 thousand RUR).
470	397,711	x	(397,711)	Income of the year of 2004 is transferred to the retained profit of past years

Line Code	Value as of 31.12.2004	Value as of 01.01.2005	Deviations	Comments
490	15,113,943	15,113,947	4	**Section total**
520	3,351,447	3,351,612	165	Changes in the Common Plan of Accounts from 01.01.2005 acc. 73.04.02., transferred from line 626
590	16,170,434	16,170,599	165	**Section total**
620	6,156,059	5,972,048	(184,011)	Changes in the Common Plan of Accounts from 01.01.2005 acc.73.04.02 (165 thousand RUR), dividends, data is transferred to line 520 and 630 (183 thousand RUR), the incoming profit tax balance is folded up (183 663 thousand RUR).
621	4,169,385	4,169,401	16	Land lease balance is transferred from 68.06.00. transferred from line 625
623	14,028	13,844	(184)	Dividends are transferred to line 630
625	745,128	561,450	(183,678)	Land lease balance is transferred from 68.06.00, transferred to line 621 (15 thousand RUR), the incoming profit tax balance is folded up (183663 thousand RUR)
626	816,339	816,174	(165)	Changes in the Common Plan of Accounts from 01.01.2005 acc. 73.04.02, land lease balance is transferred to acc. 60.29.03, transferred to line 520
630	20,382	20,566	184	Dividends are transferred from line 623
690	13,235,384	13,051,557	(183,827)	**Section total**
700	44,519,761	44,336,103	(183,658)	**Total**

Increase of the balance-sheet total by 5 thousand RUR is a result of showing of incoming balance of deferred tax assets related to deferred income.

Changes of comparative information for 2004 in the Profit and Loss Statement

Comparative Data

Line code	Box 3 f. 2 for 2004	Box 3 f. 2 for 2005	Deviations	Notes
090	567,451	564,887	(2,564)	Changes due to data reduction for the purposes of comparability (cutting of the reserve for depreciation of financial investments)
100	2,202,303	2,199,738	(2,564)	Changes due to data reduction for the purposes of comparability (cutting of the reserve for depreciation of financial investments)

5. Balance Sheet Structure Analysis and Evaluation and Earning Record

Balance Sheet Structure Analysis and Evaluation

As of 31.12.2005 the balance sheet structure was as follows:

	01.01.2005	31.12.2005
Cash ratio	0.11	0.05
Working capital ratio	0.55	0.31
Own current capital ratio	-3.05	-3.87
Profitability of sales	21.08%	22.99%

Cash ratio is calculated as a ratio of cash assets (balance sheet account 260) and short-term financial investments (balance sheet account 250) to short-term liabilities (balance sheet account 690).

Working capital ratio is calculated as a ratio of current assets (balance sheet account 290) to the amount of short-term liabilities (balance sheet account 690).

Own current capital ratio is calculated as a ratio of own current capital (balance sheet account 490 less account 190) to the total current assets (balance sheet account 290).

Profitability of sales is calculated as a ratio of profit from sales (account 050 of the Profit and Loss Statement) to the sales proceeds (account 010 of the Profit and Loss Statement).

As of 31.12.2005 the Company's short-term liabilities (19,641,530 thousand RUR) overbalance its current assets (6,075,436 thousand RUR), the difference is 13,566,094 thousand RUR.

The main factors that influenced the growth of short-term liabilities in 2005 included conversion of indebtedness under bonds of series 03 and 04 from long-term liabilities to short-term liabilities, and the credit policy of the Company in 2005 financial year aimed at decreasing of the cost of the attracted credit resources and therefore attraction of a considerable part of short-term credit resources that had an adverse effect on the current Company's liquidity.

As described in Note 13 within the period following the reporting date tax authorities completed their audit of the Company's activities in 2002 and 2003. The amount of additionally charged taxes, fines and penalties constituted about 2,400,000 thousand RUR. If the claim amount remains unchanged in the final decision of tax authorities, they can oblige the Company to pay the additionally charged taxes, fines, and penalties immediately and in full.

Striving to improve its current liquidity the Company plans to abandon short-term borrowings in 2006. In 2006 the Company also plans to decrease its investment activities.

For the purpose of refinancing of obligations to be repaid in 2006 the Company plans to raise long-term credits in the form of a bond loan of 3,000,000 thousand RUR for the period of 5 years, a syndicated loan of up to 5,500,000 thousand RUR for the period of 4 years, credit facilities of up to 11,500,000 thousand RUR, and to apply its own equity. On that ground the Company Management considers that the volume of money from operating activities, executed loan agreements, and floated bond issue will be sufficient to repay the debt due in 2006 as required.

These measures will enable the Company to increase the working capital ratio to 0.71 as of the end of 2006 as compared to 0.31 as of the end of 2005.

Earning Record for 2005

Type of activity	Proceeds (Line 010 Form 2)		Production cost (Line 020 Form 2)		Profit (Line 050 Form 2)		Earning record Δ,%
	2005	2004	2005	2004	2005	2004	
Communication services	27,184,083	24,603,464	(21,068,896)	(19,502,349)	6,115,187	5,101,114	119.9%
Other	409,527	359,652	(179,607)	(199,759)	229,920	159,894	143.8%
TOTAL:	**27,593,610**	**24,963,116**	**(21,248,503)**	**(19,702,108)**	**6,345,107**	**5,261,008**	**120.6%**

According to the results of 2005 there is an increase in profit on sales, namely by 20.6 % as compared to 2004.

The main factors that influenced the increase of profit on sales include:
- Gain in earnings regarding local communications due to the growth of rates for local telephone connections
- Gain in earnings from communication services due to increase in the volume of essential local communication services, new services and services rendered to communications operators.

6. Notes to Essential Balance Sheet Accounts

6.1. Fixed Assets (Balance Sheet account 120)

Change of the cost of fixed assets:

	2005	2004
Increase in the cost of fixed assets, total	**6,409,467**	**9,225,236**
including due to:		
Acquisition of new facilities	1,093,318	2,475,928
Construction of new facilities	4,504,247	4,932,876
Upgrading and reconstruction of operating facilities (completion, installation of additional equipment)	413,870	1,328,197
Acquisition free of charge	73,643	22,767
Other receipts, total	324,389	465,468
including:		
From inventory taking	30,295	411,258
Receipt of off-balance leasing equipment	248,201	54,210
Other	45,893	0
Decrease (disposal) in the cost of fixed assets, total	**(357,144)**	**(163,857)**
including due to:		
Disposal of fixed assets	(35,133)	(43,147)
Writing-off of fixed assets	(241,289)	(86,076)
Reconstruction (partial liquidation) of fixed assets	(3,133)	(2,096)
Other disposal	(77,589)	(32,538)
Change of depreciation, total	**(3,488,060)**	**(2,718,918)**
Accumulated depreciation for the period	(3,793,829)	(2,817,728)
Depreciation of sold facilities	28,916	22,036
Depreciation of written-off facilities	219,268	75,912
Depreciation of other disposed facilities	57,585	862
Total change of the cost of fixed assets	**2,564,263**	**6,342,461**

The principal share in increase in the cost of fixed assets is acquired new facilities (property for industrial purposes) – 17.1% and new constructed facilities (communication lines, constructions) – 70.3%.

The initial cost of fixed assets with 100% accumulated depreciation (used up fixed assets) that are still in operation is 5,891,527 thousand RUR as of 31.12.2005 (5,267,834 thousand RUR as of 31.12.2004).

Fixed Assets Received under Lease Contracts

As of 31.12.2005 the Company concluded 251 financial lease contracts for the lease of switches and other communication network equipment and motor transport. The lease periods are from 26 to 60 months.

The cost of fixed assets received under lease contracts:

	As of 01.01.2005	As of 31.12.2005
Fixed assets on the Company's balance:		
- Initial cost of fixed assets	4,363,914	5,353,536
- Accumulated depreciation of fixed assets	(893,009)	(1,855,960)
- Balance-sheet value of fixed assets	3,470,905	3,497,576
Fixed assets on the lessor's balance:		
- Contract value of fixed assets	725,203	478,543

As stated in Section 3 hereof, the useful service life of fixed assets facilities received under financial lease contracts is understood as equal to term of the lease contract. This approach is determined on the basis of provisions of the regulatory documents of the Russian accounting legislation as well as legal restrictions typical for lease contracts.
In 2006 the Company Management plans to change the approach to determination of the useful service life of fixed assets reacquired under financial lease contracts. Changes in the approach suppose that the useful service life of the above fixed assets will be determined, first of all, on the basis of anticipated productivity and facility operating conditions.
The Management considers that changes in the system of criteria used for such evaluations as stated above will enable more exact determination of fixed assets useful service life.

Amounts of lease payments to be made:

Due date	Payment amount, total	including:	
		Regarding fixed assets on the Company's balance (included in liabilities under accounts 520 and 620 of the Balance Sheet)	Regarding fixed assets on the lessor's balance (not included in liabilities)
2006	1,397,786	1,374,285	23,501
2007 - 2011	2,450,274	2,440,999	9,275
TOTAL:	**3,848,060**	**3,815,284**	**32,776**

6.2. Capital Investments (Balance Sheet account 130)

	As of 01.01.2005	As of 31.12.2005
Investments in non-current assets, total:	2,523,846	1,735,278
including: Construction, upgrading and reconstruction of fixed assets facilities	2,426,991	1,657,927
Acquisition of fixed assets under lease contracts	81,976	62,425
Acquisition of separate facilities of fixed assets	10,221	9,889
Capital investments in leased fixed assets facilities	3,872	3,000
R&D in progress	239	739
Other	547	1,298
Equipment for installation	632,819	293,734

TOTAL:		3,156,665	2,029,012

The Company is constructing and reconstructing 1009 investment projects. In 2005 the volume of investments constituted 4,978,876 thousand RUR, including:
- non-current assets acquired free of charge – 62,241 thousand RUR
- acquired FA with the cost less than 10 thousand RUR – 108 090 thousand RUR

The cost of fixed assets put in operation is 6,085,078 thousand RUR, including:
- with the cost of less than 10 thousand RUR – 116 631 thousand RUR
- sold - 249 thousand RUR
- transferred free of charge – 4 757 thousand RUR
- written-off as loss – 446 thousand RUR.

6.3. Financial Investments (Balance Sheet account 140 and 250)

Section 4 of Form 5 of Appendix to the Balance Sheet gives information on the cost of financial investments by their types.

Investments in authorized capitals of affiliated, associated and other companies (Accounts 141, 142, 143 of the Balance Sheet)

Principal investments of the Company in authorized capitals of affiliated, associated and other companies:

Company	Type of activity	Cost of investments as of 31.12.2005	Share in the authorized capital, %	Voting shares, %
Affiliated Companies				
- JSC RTN	Telephony, data transfer services, telematics services, lease of communication channels, system integration	1,449,085	100	100
- CJSC ATS	Telephony, data transfer services, telematics services	150,514	100	100
- Tver-Telecom Ltd.	Provision of local telephone communication services, provision of data transfer services, telematics services	17,247	85	85
- CJSC "Vladimir Teleservice"	Internet services, IP telephony	2,948	100	100
- MobilCom Ltd.	Mobile radiotelephone service of MRT-1327, ST-11 standards	2,250	100	100
Company	**Type of activity**	**Cost of investments as of 31.12.2005**	**Share in the authorized capital, %**	**Voting shares, %**
- Telecom-Stroy Ltd.	Technical maintenance of utility systems, boiler work, civil work, cleaning	511	100	100

- CJSC "Telecom of Ryazan Region"	Switching services for subscribers of Ryazan branch of OJSC "CenterTelecom" for long-distance and international communication	486	50.9	50.9
- Telecom-Terminal Ltd.	Sale and repair of terminal devices	260	100	100
- CJSC Teleport-Ivanovo	Sale of communications facilities, services of data transfer networks, cellular communication	151	100	100
- Vladimirsky Taxophon Ltd.	Provision of local, long-distance and international communication services via multipurpose card payphones	92	51	51
- CJSC "CenterTelecomService"	Provision of local, long-distance and international communication services, data transfer services, channel lease services	75	74.9	74.9
-Vlad-Page Ltd.	Personal radio paging services	41	75	75
- Svyaz-Service-Irga Ltd.	Design and laying, installation of basic communication equipment; communication equipment commissioning; trading, intermediary and sales activities. Repair of equipment and facilities.	16	70	70
Reserve for devaluation		(19,539)		
Total	-	**1,604,137**		
Associated companies				
- CJSC IC COSTARS	Life insurance for employees of telecommunication industry	2,815	28	28
- CJSC "TeleRoss-Voronezh"	Letting of communication equipment on lease	585	50	50
- JSC "Rinfotels Telecommunication Company"	Data transfer services via X25, X28, Frame Relay, TCP/IP, Internet, telephony	25	26	26
Reserve for depreciation		(585)		
Total		**2,840**		

Company	Type of activity	Cost of investments as of 31.12.2005	Share in the authorized capital, %	Voting shares, %
Financial investments in other organizations				

- JSC Svyazintek	Billing system development	20,604	18	18
- JSC Krugozor Health Resort	Sanatorium-resort services	2,009	2.47	2.47
- OJSC "Sviaz-Bank Interregional Commercial Bank of communication and informatics development"	Bank transactions	1,797	1.28	1.28
- Tulsky Promyshlennik CB OJSC	Bank transactions	588	0.8	0.8
- Shuisk Oil Extraction Plant OJSC	Manufacture of food products	560	0.2	0.2
- CJSC Oskoltelecom	Cable television services	471	12.41	12.41
- Link-Bank CB OJSC	Bank transactions	300	4.9	4.9
- JSC Komset	Cable television services	155	5.17	5.17
- Teleservice OJSC	Cable television services	72	6.6	6.6
- NTTs KOMSET CJSC	R&D	35	11.09	11.09
- Lipetscombank Social Development and Construction Bank OJSC	Bank transactions	21	0.0072	0.0072
- CJSC STARTCOM	R&D	18	3.7	3.7
- Optimum-svyaz CJSC	Sale of accessories to mobile telephones	10	10	10
- Comincom – Chernozemie CJSC	Development and operation of dedicated telecommunication networks	5	0.06	0.06
- IC Informsvyaz Chernozemiye CJSC	Data transfer services: IP-telephony, access to Internet, digital communication channels	4	4	4
- Belgorodpromstroybank OJSC	Bank transactions	2	0.017	0.017
- Prio-Vneshtorgbank OJSC	Bank transactions	0.7	0.002	0.002
- Cellular Communications of Chermozemie CJSC	Cellular communications, NMT-450 Standard	0.051	0.076	0.076
Reserve for devaluation		(1,290)		
Total		**25,362**		
TOTAL: (total of Balance Sheet accounts 141, 142, 143)		**1,632,339**		

Income from dividends on long-term financial investments is shown in account "Income from participation in other organizations" in the Profit and Loss Statement and amounts to 6,163 thousand RUR (in 2004 - 682 thousand RUR).

As per Resolution of the Board of Directors

- No. 18 dated 24.12.2004 in January 2005 the Company purchased 3.004 % of shares of CJSC "CenterTelecomService" of the Moscow Region (3,004 ordinary shares) for 2,479 thousand RUR and in February 2005 the Company purchased 45.996 % of shares of JSC "CenterTelecomService" of the Moscow Region (45,996 ordinary shares) for 5,483 thousand RUR. Entries in the Shareholder Registers that prove the transfer of shares were made in January and February 2005

- No. 41 dated 10.06.2004 in May 2005 the Company purchased 0.381 % of shares of Aerocom OJSC (8,000 ordinary shares) for 991 thousand RUR. Entries in the Shareholder Registers that prove the transfer of shares were made in May 2005

- No. 21 dated 09.02.2005 in April 2005 the Company purchased 18.00 % shares of Svyazintek OJSC (2,700 ordinary shares) for 27 thousand RUR. Entries in the Shareholder Registers that prove the transfer of shares were made in April 2005

- No.4 dated 15.08.2005 the Company changed the amount of its shares in Svyazintek OJSC by purchasing of ordinary shares additionally issued by Svyazintek OJSC (2,057,652 ordinary shares) for 20,577 thousand RUR. Entries in the Shareholder Registers that prove the transfer of shares were made in September 2005

- No. 41 dated 10.06.2004 in November 2005 the Company purchased 100.00% of shares of ATS CJSC (840 ordinary shares) for 150,514 thousand RUR. Entry on custody account that proves the transfer of shares was made in November 2005.

In April 2005 the Company and Almera YuG Ltd. concluded a contract for purchasing of shares of Ivanovo Margarine Factory OJSC owned by the Company. The cost of disposed shares in the amount of 407 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 325 thousand RUR and is shown in account 090 of the Profit and Loss Statement.

In June 2005 the Company sold its shares of the Savings Bank of the Russian Federation, Rostelecom OJSC, Vozrozhdeniye Bank OJSC, Ryazan Oil Refinery OJSC under the Agreement with Anton Ltd.:

– The cost of disposed shares of the Savings Bank of the Russian Federation of 5,870 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 8,025 thousand RUR and is shown in account 090 of the Profit and Loss Statement
– The cost of disposed shares of Rostelecom OJSC of 106 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 119 thousand RUR and is shown in account 090 of the Profit and Loss Statement
– The cost of disposed shares of Vozrozhdeniye Bank OJSC of 2 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 1 thousand RUR and is shown in account 090 of the Profit and Loss Statement
– The cost of disposed shares of Ryazan Oil Refinery OJSC of 3 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 120 thousand RUR and is shown in account 090 of the Profit and Loss Statement.

In July 2005 the Company and CJSC "Voronezh Regional Agency for Small and Medium Business Support" concluded an agreement for selling of shares of CJSC "Voronezh Regional Agency for Small and Medium Business Support" owned by the Company. The cost of disposed shares of 5 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 7 thousand RUR and is shown in account 090 of the Profit and Loss Statement.

In October 2005 the Company and Mamzurin M.V. concluded an agreement for selling of shares of Kurskprombank OJSC owned by the Company. The cost of disposed shares of 3 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 7 thousand RUR and is shown in account 090 of the Profit and Loss Statement.

In August 2005 the Company wrote-off 25% of its share in the Authorized capital of Tranksvyaz Ltd as a result of its liquidation on the grounds of the Certificate of Making an Entry in the Unified State Register of Legal Entities. The cost of the disposed share of 25 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement.

In August 2005 the Company wrote-off its shares of Incombank Joint-Stock Bank as a result of its liquidation on the grounds of the Certificate of Making an Entry in the Unified State Register of Legal Entities. The cost of disposed shares of 88 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement.

As per Resolution of the Board of Directors No. 36 dated 29.06.2005 JSC RTN was reorganized by takeover of CJSC "CenterTelecomService of the Moscow Region" and JSC Aerocom and the Agreement of takeover of CJSC "CenterTelecomService of the Moscow Region" by JSC RTN] and the Agreement of takeover of JSC Aerocom by JSC RTN were approved.

Investments under Ordinary Partnership Agreements

Line 144 of financial investments shows Company investments in joint activities with Topsnabinvest Ltd. and Bowling-Centre Ltd. (Ivanovo) as ordinary partnership of 6,491 thousand RUR that is 30 % of interest in the ordinary partnership. Joint activities comprise provision of radiotelephone services of CDMA Standard. Agreement No. 79/98 was concluded on 29.11.2002 for the term of 8 years.

Expenses incurred by the Company in 2005 under the Agreement constituted 3,087 thousand RUR, and the revenue under the Agreement constituted 3,580 thousand RUR.

Profits under the Ordinary Partnership Agreement are distributed among the partners on a quarterly basis in proportion to their share of participation. In 2005 the Company's profit from joint activities with Topsnabinvest Ltd. and Bowling-Centre Ltd. constituted 493 thousand RUR (in 2004 – 2,589 thousand RUR) that is included in operating income /expenses of the Company.

Line 144 of financial investments shows Company investments in joint activities with Center Private Security Service Ltd. and Obereg Private Security Service Ltd. (Kostroma) as ordinary partnership of 218 thousand RUR, that is 1/3 of interest in the ordinary partnership. Joint activities comprise usage of the Central Object Monitoring Station. The Agreement was concluded on 23.06.2003 and its term is unlimited.

Other financial investments include promissory notes of Voronezh JSB of 163 thousand RUR. No reserve for devaluation of promissory notes was created as these investments are stable.

Short-term Financial Investments

As per Resolution No. 14 of the Board of Directors dated 27.12.2005 the Company ceased its participation in CJSC "Belgorod Cellular Communication", CJSC "Smolensk Cellular Networks" and CJSC "Lipetsk Mobile" by selling the shares of the above companies, therefore the balance-sheet value of the above shares of 4,200 thousand RUR is transferred from long-term financial investments to short-term financial investments and is shown in line 250 "Short-term Financial Investments" as of 31.12.2005.

Information on the Reserves for Depreciation of Financial Investments in 2005

Financial Investments	Reserve as of 01.01.2005	Reserve created in 2005	Reserve used in 2005*	Reserve reestablished in 2005**	Reserve as of 31.12.2005
Reserve, total	**5,509**	**20,083**	**(327)**	**(3,851)**	**21,414**
Including:					
Investment in Vlad-Page MC Ltd.	41				41
Shares of CJSC IC Costars	2,815			(2,815)	
Investment in Transsvyaz MC Ltd.	25		(25)		
Shares of Krugozor Health Resort OJSC	1,656			(366)	1,290
Sviaz-Bank JSB OJSC	620			(620)	
Shares of Ivanovo Margarine Factory OJSC»	214		(214)		
Shares of Incombank CB OJSC	88		(88)		
Loan of Skat-69 Ltd.	50			(50)	
Investment in MobilCom MC Ltd.		2,250			2,250
TverTelecom MC Ltd.		17,247			17,247
CJSC TeleTrans-Voronezh		585			585
Shares of Optimum-Svyaz CJSC		1			1

*Investment in Transsvyaz MC Ltd. and the cost of shares of Incombank CB OJSC were written-off on the grounds of liquidation of these organizations, the shares of Ivanovo Margarine Factory OJSC were sold.
**The Company reestablished the reserve for depreciation of shares of CJSC "Costars Insurance Company" that returned its license on the grounds of the decision of the Moscow Arbitration Court, which was revoked by the Federal Service for Insurance Supervision (FSSN) on account of insufficiency of its authorized capital. The Company reestablished the reserve for depreciation of shares of Svyaz-Bank JSCB OJSC and Krugozor Health Resort OJSC according to the assessment results (appraiser – PFK LLC). The Company also reestablished the reserve for Skat-69 Ltd. as the amount of indebtedness was included in other debtors due to the fact that the loan is interest-free.

6.4. Deferred Tax Assets (Balance Sheet account 145)

Flow of deferred tax assets in 2005:

Balance as of 01.01.2005	171,703
Created within the reporting period on the basis of deductible temporary differences	61,549
Redeemed to decrease tax payments	(8,956)
Balance as of 31.12.2005	224,296

6.5. Other Non-Current Assets (Balance Sheet account 150)

Indicator	As of 01.01.2005	As of 31.12.2005
Deferred expenses for acquisition of software products and data bases	2,091,367	2,792,553

Advances paid on account of settlements related to acquisition and creation of non-current assets	1,003,644	633,082
Other	2	
TOTAL:	**3,095,013**	**3,425,635**

Oracle E-Business Suite Software

Deferred expenses for acquisition of software products and data bases include Company's expenses to purchase and implement Enterprise management software - Oracle E-Business Suite (hereinafter referred to as OEBS):

Indicator	As of 01.01.2005	As of 31.12.2005
Cost of licenses of Oracle E-Business	919,517	919,517
Implementation costs	128,754	294,585
TOTAL:	**1,048,271**	**1,214,102**

In 2005 the Company did not write-off any expenses for purchasing and implementation of OEBS software to current expenses.

Costs of acquisition and implementation of Oracle E-Business Suite will be written-off to current expenses after the beginning of software operation during its useful service life set as 10 years.

The Company plans to complete the system implementation from 2006 to 2008.

Amdocs Billing Suite Software

Deferred expenses for acquisition of software products and data bases include Company's expenses to purchase and implement Amdocs Billing Suite Software for the purpose of implementing of a unified automated settlements system:

Indicator	As of 01.01.2005	As of 31.12.2005
Cost of licenses of Amdocs Billing Suite	934,465	942,843
Implementation costs	-	126,282
TOTAL:	**934,465**	**1,069,125**

The Project of implementation of the unified automated settlements system on Amdocs Billing Suite platform is meant for 4-5 years.

The Company plans to complete the system implementation from 2006 to 2007.

Amdocs Billing Suite Software was supplied in December 2004 by IBM Eastern Europe/Asia, and the Company transferred its own 18 promissory notes for the amount of 1,093,751 thousand RUR as a security of payment.

As of 31.12.2005 the Company's accounts payable under promissory notes issued as a security of payment was 375,022 thousand RUR. Payment of issued promissory notes is planned to be completed by 01.06.2006.

Costs of acquisition and implementation of Amdocs Billing Suite will be written-off to current expenses after the beginning of software operation in proportion to the cost of implemented modules during its useful service life set as 10 years.

6.6. Stock (Balance Sheet account 211)

The structure of raw materials, materials, and other similar valuables

Indicator	As of 01.01.2005	As of 31.12.2005
Cable	167,465	139,399
Fuel	10,596	11,113
Spare parts	80,063	70,672
Materials passed for procession to third parties	1,626	708
Construction materials	52,438	38,522
Equipment and housewares	75,571	62,297
Other materials	252,671	212,089
TOTAL:	**640,430**	**534,800**

In 2005 on the grounds of the results of the stock-taking inventory the Company created a reserve of 585 thousand RUR for decrease in value of stocks. There is no stock in pledge.

6.7. Value Added Tax on Purchased Valuables (Balance Sheet account 220)

A considerable decrease in the amount of VAT by 356,557 thousand RUR as of 31.12.2005 can be attributed to the fact that in 2005 the Company presented VAT paid to suppliers and contractors for compensation from the budget regarding capital construction projects put into operation.

6.8. Short-term Accounts Receivable from Buyers and Customers (Balance Sheet account 241)

Indicator	Total indebtedness	Provision for doubtful debts	Indebtedness less provision for doubtful debts
As of 01.01.2005			
Settlements with individuals (for communication services)	1,052,415	(70,730)	981,685
Settlements with social security bodies regarding compensation of expenses related to granting of benefits to certain subscriber categories	1,935,499	(1,731,986)	203,513
Settlements with budget organizations for communication services	171,320	(28,671)	142,649
Settlements with commercial organizations (except for communication operators)	309,314	(47,156)	262,158
Settlements with communication operators for communication services	145,774	(21,371)	124,403

Settlements with buyers and customers regarding non-core activities	51,515	(17,148)	34,367
Settlements for sold assets	15,410	(1,176)	14,234
Settlements with the civil defense client state	14,872	(8,176)	6,696
TOTAL as of 01.01.2005	**3,696,119**	**(1,926,414)**	**1,769,705**
As of 31.12.2005			
Settlements with individuals (for communication services)	1,205,974	(95,319)	1,110,655
Settlements with social security bodies regarding compensation of expenses related to granting of benefits to certain subscriber categories	1,822,265	(1,822,265)	0
Settlements with budget organizations for communication services	158,073	(18,529)	139,544
Settlements with commercial organizations (except for communication operators)	297,793	(45,308)	252,485
Settlements with communication operators for communication services	200,939	(55,497)	145,442
Settlements with buyers and customers regarding non-core activities	53,037	(16,502)	36,535
Settlements for sold assets	18,423	(944)	17,479
Settlements with the civil defense client state	14,949	(11,875)	3,074
TOTAL as of 31.12.2005	**3,771,453**	**(2,066,239)**	**1,705,214**

Article 47 of the Federal Law No.126-ФЗ on Communication took effect from January 1, 2005. The provisions of this Article have changed the existing procedure of granting benefits to individuals for using of communication services, and the operators started to bill this category of users net of the benefit amount that was further compensated from the budgets of the respective level. The new procedure provides for the obligation of such individuals who are granted benefits in payment for communication services to pay for such services in full with further compensation of such expenses directly from the budget of the respective level.

Indebtedness of social security bodies to compensate expenses related to benefits granted to certain customer categories constitute 48.3 % of the total accounts receivable as of 31.12.2005 (52.4 % as of 31.12.2004).

In 2005 as a result of claim administration 121,169 thousand RUR were collected (received to the settlement accounts of the Company) from the federal budget in order to collect receivables generated as a result of provision of services to certain categories of individuals.
As of 31.12.2005:
- the Company was issued court orders for the amount of 957,549 thousand RUR that were at the enforcement stage
- claims for the amount of 204,439 thousand RUR were considered in courts of various instances
- materials for the amount of 91,663 thousand RUR are being considered by the legal service of the Company and engaged advisors.

The Company considers the possibility of repayment of debts of social security bodies as low and has created a provision for doubtful debts of 1,822,265 thousand RUR that constitutes 100 % of the total amount of indebtedness of social security bodies as of 31.12.2005.

6.9. Other Accounts Receivable that are expected to be repaid within 12 months after the reporting date (Balance Sheet account 243)

Indicator	As of 01.01.2005	As of 31.12.2005
Settlements of taxes and duties	61,906	109,274
Settlements of social insurance and social security	13,019	14,836
Settlements with advance holders	1,134	1,912
Wage settlements	290	1,021
Settlements with personnel regarding other operations	7,129	6,700
Settlements with debtors:	596,863	242,808
- settlements of claims	11,817	9,582
- properly and personal insurance settlements	183	3,053
- settlements of outstanding income	1,412	1,660
- securities trading settlements	9,236	979
- settlements of investments	143,930	
- other	430,285	227,534
TOTAL:	**680,341**	**376,550**

Accounts receivable decreased in 2005 as compared to 2004 mainly due to acquisition of shares of CJSC "CenterTelecomService" of the Moscow Region. In 2004 the Company transferred cash assets to Anton Ltd. for acquisition of shares of CJSC "CenterTelecomService" of the Moscow Region. The acquisition was completed in 2005, the amount not applied was returned to the Company's settlement account.

6.10. Cash assets (Balance Sheet account 260)

Decrease of the amount of cash assets on Company's settlement accounts as of 31.12.2005 by 416,289 thousand RUR can be explained by repayment of accounts payable regarding operating and investment activities.

6.11. Authorized Capital (Balance Sheet account 410)

The annual General Meeting of Shareholders (Minutes No. 12 dated 11.06.2004) approved Resolution to increase the Company's authorized capital by increasing the nominal value of its ordinary and preferred shares of type A from 0.3 to 3.0 RUR each. Therefore the Company's Authorized Capital increased tenfold from 631,199,896.5 RUR to 6,311,998,965 RUR due to additional capital of 5 680 799 0685 RUR related to revaluation of fixed assets.

The Authorized Capital comprises 1,578,006,833 ordinary shares and 525,992,822 preferred shares with the nominal value of 3.0 RUR each.

(RUR)

Shareholders	Ordinary shares		Preferred shares	
	Amount (shares)	Par value	Amount (shares)	Par value
Legal entities, total:	**1,476,135,311**	**4,428,405,933**	**442,836,935**	**1,328,510,805**
Including:				

- OAO Svyazinvest	799,867,813	2,399,603,439	0	0
- Affiliated and associated companies	262,685	788,055	0	0
Including:				
- JSC TC Rinfotels	22,909	68,727	0	0
- CJSC ATS	239,776	719,328	0	0
Registered persons holding more than 1% of the Authorized Capital, total	625,434,683	1,876,304,049	410,253,759	1,230,761,277
Including:				
- Depository Clearing Company CJSC (nominee shareholder)	73,056,309	219,168,927	100,379,586	301,138,758
- Brunswick UBS Nominees CJSC (nominee shareholder)	110,596,183	331,788,549	114,847,929	344,543,787
- Citibank Commercial Bank CJSC (nominee shareholder)	106,284,794	318,854,382	152,131,654	456,394,962
-Russian Federal Property Fund	151,356,274	454,068,822	0	0
- ING Bank (Eurasia)CJSC (nominee shareholder)	110,555,761	331,667,283	32,401,142	97,203,426
- National Depository Centre Non-Profit Partnership (nominee shareholder)	46,414,516	139,243,548	9,793,448	29,380,344
- Deutsche Bank (nominee shareholder)	27,170,846	81,512,538	700,000	2,100,000
- Other legal entities	50,570,130	151,710,390	32,583,176	97,749,528
Individuals, total:	101,871,522	305,614,566	83,155,887	249,467,661
- Company's employees	42,383,533	127,150,599	36,074,273	108,222,819
- Other	59,487,989	178,463,967	47,081,614	141,244,842
TOTAL:	**1,578,006,833**	**4,734,020,499**	**525,992,822**	**1,577,978,466**

As of 31.12.2005 the Authorized capital of the Company is fully paid-in.

Holders of preferred shares of A type have the right to take part in the General Meeting of Shareholders and vote regarding issues on Company's reorganization and liquidation and regarding issues of introducing amendments to the Company's Charter. Holders of preferred shares of A type have the right to annual fixed dividends except for cases provided for by the Charter. The total amount paid as dividends on each preferred share of A type is set as 10 percent of the Company's net income according to the results of the last financial year divided by the amount of shares that constitute 25 percent of the Company's authorized capital. If dividends paid by the Company on each ordinary share in a definite year exceed the amount payable as dividends on each preferred share of A type, the amount of dividends paid on the latter is to be increased to be equal to the amount of dividends paid on ordinary shares. These payments are additional and are effected on the date of payment of dividends on ordinary shares.

6.12. Own Shares (Balance Sheet account 440)

As of 31.12.2004 and 31.12.2005 the Company had no own shares.

6.13. Distribution of Profits

The plan of distribution of profits gained in 2005 is to be approved by the Annual General Meeting of Shareholders that will be held in the second half of June 2006:

	Amount
Capital before distribution of profits of the current reporting year	
Authorized capital	6,311,999
Reserve capital	31,560
Additional capital	646,822
Profits of past years	7,955,459
Profits of the reporting year	668,504
Total capital before distribution of profits:	**15,614,344**
Areas of distribution of profits of the reporting year	
Profits to create the reserve fund	(33,425)
Profits to create a special fund for Company's employees converting to shareholders (if it is provided for by the constituent documents)	
Profits to pay dividends	(173,238)
Results of distribution of profits of the reporting year	**(206,663)**
Capital after distribution of profits	
Authorized capital	6,311,999
Reserve capital	64,985
Additional capital	646,822
Profits of past years	8,383,875
Total capital after distribution of profits:	**15,407,681**
Reduction of capital after distribution of profits of the reporting year	**(206,663)**
Increase (reduction) of capital regarding undistributed profits of the reporting year	**461,841**

6.14. Dividends

In 2005 the Resolution of the General Meeting of Shareholders declared distribution of dividends for the year that ended on 31.12.2004 amounting to 0.0630084 RUR per ordinary share and 0.0756115 RUR per preferred share. The amount of dividends payable was 139,199 thousand RUR.

Shares	Number of shares	Dividends per 1 share (RUR)	Total dividends (RUR)
Preferred shares of A type	525,992,822	0.0756115	39,770,843
Ordinary shares	1,578,006,833	0.0630084	99,427,942
TOTAL:	**2,103,999,655**		**139,198,785**

The attached financial statements for 2005 do not include any dividends. They will be shown as disposition of retained profit during the year that ends on 31.12.2006 after their approval by the General Meeting of Shareholders.

6.15. Credits and Loans (Lines 510 and 610 of the Balance Sheet)

Creditor	Long-term	Short-term

	01.01.2005	31.12.2005	01.01.2005	31.12.2005
Bank credits, total:	**3,728,372**	**3,992,576**	**4,160,134**	**3,931,458**
Including:				
Mid-Russian Bank of the Savings Bank of the Russian Federation	2,936,000	2,847,000	1,884,334	1,746,445
JSCB Promsvyazbank (CJSC)	400,000	650,000	69,989	
Vneshtorgbank OJSC	299,457	335,211	425,430	1,744,929
Russian Bank for Development		142,000	138,989	
Vnesheconombank	92,320	18,365	537,084	439,489
Chief Financial Administration of Vladimir Region	595		3,549	595
Alfa-Bank OJSC			572,823	
Trust Investment Bank OJSC			502,103	
Creditor	**Long-term**		**Short-term**	
	01.01.2005	**31.12.2005**	**01.01.2005**	**31.12.2005**
JSC IMPEXBANK			20,000	
ZAO Raiffeisenbank			5,833	
Loans granted by organizations, total:	**102,945**	**101,833**	**29,640**	**9**
Including:				
OAO Svyazinvest			29,622	
Population	102,945	10, 833	18	9
Outstanding bonds	**7,642,858**	**20,089**	**990,344**	**7,989,200**
Issued bills (RTK-Invest CJSC, Vneshtorgbank OJSC, Brokerskaya Kontora Ltd., North-West Investment Centre , Region Broker Company Ltd.)	**763,175**	**2,519,000**	**1,410,000**	**2,416,175**
TOTAL	**12,237,350**	**6,633,498**	**6,590,118**	**14,336,842**

In 2005 the Company concluded credit agreements for the total amount of 4,081,980 thousand RUR and 7,784 thousand USD.

The major agreements (with the amounts of attracted monetary funds of at least 400,000 thousand RUR) are specified below.

No.	Date of agreement	Creditor	Credit amount	Credit currency	Credit repayment date	% per annum	Security	Security amount
1.	09.02.05	JSCB Promsvyazbank (CJSC)	600,000	RUR	12.02.10	14.5	Communication equipment	1,039,854
2.	05.03.05	Savings Bank of Russia	1,020,980	RUR	01.09.06	12.0	Communication equipment	1,062,269
3.	15.06.05	Savings Bank of Russia	660,000	RUR	11.12.06	12.0	Communication equipment	538,061

4.	23.06.05	Savings Bank of Russia	109,000	RUR	23.06.10	14.0	Communication equipment	129,298
5.	28.12.05	Vneshtorgbank (OJSC)	1,550,000	RUR	28.12.06	11.0	No security available	-
6.	20.01.05	Vneshtorgbank (OJSC)	3,513	USD	20.01.08	13.0	Communication equipment	60,073
7.	20.01.05	Vneshtorgbank (OJSC)	4,271	USD	20.01.08	13.0	Communication equipment	73,226

In 1995-1996 the Ministry of Finance of the Russian Federation extended its long-term financing to the Company for the purpose of purchasing telecommunication equipment from various foreign suppliers. At that Vnesheconombank was acting as an agent, crediting the Company on behalf of the Russian Federation Government. The Agreement currency is EURO.
As of 31.12.2005 the total amount of indebtedness to Vnesheconombank was 624,996 thousand RUR (18 238 тыс. евро) that is shown in Balance Sheet Lines: 611 – 439 489 thousand RUR, 511 -18 365 thousand RUR, 626 – 167 143 thousand RUR. The overdue debt amount as of December 31, 2005 was 541,148 thousand RUR (15,785 thousand euro) and it is included as short-term liabilities of 374,005 thousand RUR in Line 611 and of 167,143 thousand RUR in Line 626. The penalty interest under these agreements is charged at Plafond C floating interest rate that varied from 6% to 8 % in 2005. In 2005 the interest rate under these agreements was 6.5 % per annum. These credits do not have any security.

Bonded Loans

In June 2002 the Company registered the issue of documentary coupon bonds of series 02 with the par value of 1,000 RUR each. The bonds had 6 coupons. The date of floatation of the bond issue was 23.07.2002. The issue volume was 600,000 thousand RUR.
Interest rates and coupon payment dates are given below.

Coupon No.	Coupon payment date	Coupon rate (%)	Income per one bond (RUR)
1	22.10.2002	20	49.86
2	22.04.2003	20	99.73
3	22.10.2003	18	90.25
4	21.04.2004	18	89.75
5	21.10.2004	16	80.22
6	21.04.2005	16	79.78

In April 2005 the Company paid its total bonded indebtedness of 600,000 thousand RUR and paid the coupon yield of 47,868 thousand RUR.

In August 2003 the Company registered the issue of documentary coupon bonds of series 03 with the par value of 1,000 RUR each. The bonds have 6 coupons. The date of floatation of the bond issue was 16.09.2003. The issue volume was 2,000,000 thousand RUR. The bonds shall be paid off on 15.09.2006.
Interest rates and coupon payment dates are given below.

Coupon No.	Coupon payment date	Coupon rate (%)	Income per one bond (RUR)
1	17.03.2004	12.35	61.92
2	16.09.2004	12.35	61.92
3	18.03.2005	12.35	61.92

4	16.09.2005	12.35	61.58
5	17.03.2006	12.35	61.58
6	15.09.2006	12.35	61.58

In 2005 the Company fulfilled its obligations for payment of 247,000 thousand RUR of coupon yield in full. The Company's liabilities as of 31.12.2005 regarding the principal and coupon yield are included in Account 612 of the Balance Sheet and constitute 2,000,000 thousand RUR and 71,740 thousand RUR respectively.

In June 2004 the Company registered the issue of documentary coupon bonds of series 04 with the par value of 1,000 RUR each. The bonds have 10 coupons. The date of floatation of the bond issue was 17.08.2004. The issue volume was 5,622,595 thousand RUR. The bonds shall be paid off on 21.08.2009.
Interest rates and coupon payment dates are given below.

Coupon No.	Coupon payment date	Coupon rate (%)	Income per one bond (RUR)
1	16.02.2005	13.8	69.19
2	18.08.2005	13.8	69.19
3	17.02.2006	13.8	69.19
4	19.08.2006	13.8	69.19
5	18.02.2007	13.8	69.19
6	20.08.2007	13.8	69.19
7	19.02.2008	13.8	69.19
8	20.08.2008	13.8	69.19
9	19.02.2009	13.8	69.19
10	21.08.2009	13.8	69.19

In 2005 the Company fulfilled its obligations for payment of 773,480.24 thousand RUR of coupon yield in full.

The Company's liabilities as of 31.12.2005 regarding the principal and coupon yield are included in Account 612 of the Balance Sheet and constitute 5,622,595 thousand RUR and 286,977 thousand RUR respectively. The fixed debt liability is classified as short-term due to the offer to be performed on 16.11.2006.

Signature Loans

In 2005 the Company issued bills for the amount of 4,172,000 thousand RUR. The sum of discount was 535,764 thousand RUR. Indebtedness under signature loans in included in Section IV (Long-term Liabilities) Line 512 (Loans) of the Balance Sheet (2,519,000 thousand RUR) and Section V (Short-term Liabilities) line 612 (Loans) (2,416,175 thousand RUR).

Long-term Credit and Loan Repayment Schedule as of 31.12.2005:

	Amount payable
In 2007	2,811,760
In 2008	2,214,292

In 2009	1,145,000
In 2010	375,108
After 2011	87,338
TOTAL:	**6,633,498**

Company's expenses related to obtaining and use of loans and credits are included in:

	2005	2004
- Operating expenses	2,359,878	1,793,964
- Cost of investment assets	213,623	213,106
TOTAL:	**2,573,501**	**2,007,070**

6.16. Deferred Tax Liabilities (Balance Sheet account 515)

The flow of deferred tax liabilities in 2005:

Balance as of 01.1.2005	(581,637)
Created within the reporting period according to taxable temporary differences	(165,520)
Discharged for increase in tax payments	5,978
Balance as of 31.12.2005	**(741,179)**

6.17. Other Long-term Liabilities (Balance Sheet account 520)

Indicator	As of 01.01.2005	As of 31.12.2005
Settlements with suppliers and contractors (commercial loans, leasing)	3,313,376	2,512,653
Long-term tax debts	38,071	35,123
Other long-term debts	165	198
TOTAL:	3,351,612	2,547,974

The amount of long-term debts decreased by 803,638 thousand RUR as compared to the previous year mainly because of conversion of long-term liabilities under lease payments to short-term liabilities.

As of 31.12.2005 the Company restructured its accounts payable before the budget regarding payment of tax fines and penalties amounting to 35,123 thousand RUR.

6.18. Accounts Payable (Balance Sheet account 621)

The major creditors are specified below (above 3 million RUR)

Creditor	Debt as of 31.12.2005
RTC-LEASING OJSC	1,334,138
IBM Eastern Europe /Asia	375,022
Creditor	**Debt as of 31.12.2005**
ROSTELECOM OJSC	190,593
ZAGORODNAYA TELECOMMUNICATION COMPANY CJSC	72,966
TELECOM MTK CJSC	56,476
ISKRATEL CJSC	45,404
SVYAZSTROY-1 OJSC	35,464
VO MASHPRIBORINTORG FSUE	34,247
SOIUZ TELEFONSTROY OJSC	31,917
SVYAZSTROY-7 OJSC	28,095
PROMSVYAZLEASING OJSC	27,895
INTRACOM S,A,	27,208
ISKRATEL	17,847
LUCENT TECHNOLOGIES CJSC	15,036
MEDIATEL CJSC	13,294
ALCATEL CJSC	13,219
LIUBERETSKY INDUSTRIAL ENGINEERING COMMUNICATIONS AGENCY CJSC	12,810
SVYAZ-BEZOPASNOST FSUE	12,758
RUSLIZINGSVYAZ CJSC	12,253
VERYSELL-PROJECTS CJSC	10,568
STROYENGINEERING LLC	9,783
TRANSTELECOM CJSC	9,204
CENTRSVYAZINFORM CJSC	9,143
PROMKABEL-SERVICE LLC	8,933
CENTRTELECOMSERVICE CJSC	7,778
TEL MTK CJSC	7,591
OSKOLTELECOM CJSC	7,085
VADO-INTERNATIONAL–CIS CJSC	6,042
REKONDA INTERCOM LLC	5,995
OPEN TECHNOLOGIES 98 Inc.	5,923
TECHNOSERV AC	5,878
GRANIT- RADIO TELEPHONE SYSTEMS LLC	5,686
RTComm RU LLC	5,614

ERNST AND YOUNG LLC	4,817
REKONDA ENGINEERING CJSC	4,770
THE INSTITUTE OF INFORMATICS PROBLEMS OF THE RUSSIAN ACADEMY OF SCIENCES	4,111
VYBOR LLC	3,906
MASHPRIBORCOM LLC	3,892
NORD WEST GROUP LLC	3,493
ATS CJSC	3,430
Creditor	**Debt as of 31.12.2005**
INEKTA-SYSTEMS LLC	3,239
AVK-COMMUNICATIONS CJSC	3,170
ISKRAURALTEL CJSC	3,043
OTHER	240,157
TOTAL	**2,739,893**

6.19. Settlements of Budgetary Payments of Taxes and Duties (Balance Sheet account 625)

Indicator	As of 01.01.2005	As of 31.12.2005
Value added tax settlements	254,937	312,550
Property tax settlements	150,701	159,040
Profit tax settlements	149,842	49,339
Transport tax settlements	1,975	2,161
Individual income tax settlements	968	765
Land tax settlements	121	579
Unified imputed income tax settlements	116	183
Other taxes and duties	2,790	2,258
TOTAL:	**561,450**	**526,875**

6.20. Other Accounts Payable (Balance Sheet account 626)

Indicator	As of 01.01.2005	As of 31.12.2005
Settlements with advance holders	284	234
Settlements with employees regarding other operations	73	93
Settlements with various creditors, total	815,817	935,737
Including:		
- settlements regarding deferred value added tax	567,815	564,212

- settlements regarding deductions to the reserve for universal maintenance	-	156,793
- settlements under property and personal insurance	6,193	1,823
- settlements of deposited sums	1,625	1,295
- settlements of claims	23	13
- other settlements	240,161	211,601
TOTAL:	**816,174**	**936,064**

The accounts payable increased by 119,890 thousand RUR as compared to 2004 that can be mainly explained by creation of the reserve for universal maintenance in 2005.

In 2005 the Company arranged for obligatory deductions to be made to the universal maintenance reserve as per the Law on Communications and subject to Regulation No. 243 of the Russian Federation Government dated 21.04.2005.

The amount of deductions is set as 1.2% of the difference between income from rendered communication services in the public network and income from connection services and traffic in the communications network in general use. It was charged in full and constituted 204,168 thousand RUR (in 2004 no similar deductions were charged).

In May-June 2005 deductions charged to the universal maintenance reserve constituted 47,376 thousand RUR. Payments for the 3Q and 4Q of 2005 have not been arranged for yet.

In 2005 there was no detailed procedure of deduction calculations set in any industry regulatory documents, therefore determination of the payment base can be ambiguous and result in the risk of wrong calculation of the amounts charged to the universal maintenance reserve.

Overdue debt in the total accounts payable shown in Line 620 of the Balance Sheet as of the end of the financial period is 235,400 thousand RUR, it includes outstanding penalty interest of 144,795 thousand RUR, outstanding commissions of the Ministry of Finance of the Russian Federation of 22,348 thousand RUR that is shown in Line 626 (Other creditors) of Form 1 of the Balance Sheet. Expenses related to charging penalty interest and commissions are shown in Line 130 (Non-operating expenses) of Form 2 of the Profit and Loss Statement. In July 2005 the Ministry of Finance of the Russian Federation made a claim against the Company for immediate redemption of overdue debts to Vnesheconombank (see Notes 13 and 6, p. 6.18 of the Explanatory Note).

6.21. Deferred Income (Balance Sheet account 640)

Indicator	As of 01.01.2005	As of 31.12.2005
Budgetary funds for target financing	4,094	3,838
Deferred income, total	456,827	495,600
including		
- uncompensated receipts	281,426	321,351
- target financing funds (except for budgetary funds)	172,504	172,567
- other deferred income	2,897	1,682
TOTAL:	**460,921**	**499,438**

6.22. Reserve for Costs to be Incurred (Balance Sheet account 650)

Increase in the reserve for costs to be incurred by 142,662 thousand RUR in 2005 as compared to 2004 was due to charge of remuneration to the members of the Board of Directors and the Company's Management

Board according to the results of their work in the 3Q and 4Q of 2005, and due to creation of the reserve for payment of bonuses to Company employees for the 4Q (December) of 2005 and bonuses to the Heads of the Company branches according to the results of additional assignment performance. These payments will be effected in 2006.

6.23. Leased Fixed Assets (Balance Sheet account 901)

The cost of leased fixed assets increased by 1,248,086 thousand RUR as compared to 2004 that was mainly because of receiving equipment in sublease from CJSC "Kontur-S Specialized Bureau" for 1,348,890 thousand RUR. In 2005 the Company concluded agreements with CJSC "Kontur-S Specialized Bureau" for equipment sublease. The total amount of sublease payments within the validity period of the agreements (36 months, 33 months) will constitute 2,236,635 thousand RUR.

6.24. Obligation and Payment Securities Received (Line 905 of the Balance Sheet)

Line 905 of the Balance Sheet includes guarantees of third parties for 8,004,566 thousand RUR, including those under bonded loans (series 03, 04) of 7,981,312 thousand RUR, and bills of CJSC "Kaluga Cellular Communications" for 1,948 thousand RUR.

6.25. Obligation and Payment Securities Given (Line 906 of the Balance Sheet)

Indicator	As of 01.01.2005	As of 31.12.2005
Property in pledge	8,032,259	7,976,087
including: Fixed assets	8,032,259	7,976,087
Bills	2,040,000	7,038,635
Guarantees of third parties	3,429,572	2,812,210
Other	91,244	54,997
TOTAL:	**13,593,075**	**17,881,929**

Increase by 4,288,854 thousand RUR as compared to 2004 was mainly because of bills issued for 2,236,635 thousand RUR to CJSC "Kontur-S Specialized Bureau" as a security of payment under the sublease agreement; bills issued for 1,471,000 thousand RUR to Region Broker's Company Ltd. as a loan security and bills issued for 2,701,000 thousand RUR to North-West Investment Centre Broker's Company Ltd. as a loan security.

7. Notes to Essential Accounts of the Profit and Loss Statement

7.1. Income from Ordinary Activities

Proceeds from sales of products, goods, services, work (exclusive of VAT, excise duties and similar compulsory payments):

Indicator	2005	2004
Urban and rural telephone communication	12,963,018	10,601,704
Long-distance and international communication	9,226,148	9,606,563
Income from communication operators	2,375,872	2,164,836
Income from new telecommunication services	1,296,258	895,941
Wire broadcasting	663,300	644,731
Documentary telecommunication	315,848	296,510
Wireless communication	261,291	315,998
Radiocommunication, broadcasting, television, satellite communication	53,470	40,346
Other communication services (core activities)	28,878	36,835
Income from other sales (non-core activities)	409,527	359,652
TOTAL:	**27,593,610**	**24,963,116**

Gain in earnings from communication services is 2,580,619 thousand RUR mainly due to the following activities:

Urban and rural telephone communications 2,361,314
Income from new telecommunication services 400,318
Income from communication operators 211,037

One of the earnings gain factors regarding local communication services is the growth of rates for local telephone connections.

The average growth of Company's rates for local communication services in general constituted 20% for individuals and 15% for legal entities from 01.09.2005.

Earnings gain from communication services was a result of increasing the volumes of core local communication services, new services and services rendered to communication operators.

The number of main stations increased by 190,333, including 158,191 in the urban telephone network and 32,142 in the rural telephone network.

The volume of services rendered to legal entities has also increased regarding provision of ports, channels, hot lines and local lines for alternative operators.

The volume of traffic from subscribers of associated operators has also increased.

In 2005 the volume of information transferred by the Company via dedicated lines increased 2.4 times (in 2004 - doubled), via dial access –1.4 times (in 2004 год –1.5 times), IP telephony traffic increased more than twice in 2005 (in 2004 – 4.1 times).

Settlements with Non-monetary Assets

In 2005 part of Company's revenues from provision of services, work, sales of goods and products was received under contracts providing for settlements with non-monetary assets:

Indicator	2005	2004
Total amount of legal-entities that used non-monetary assets for settlements	2,510	3,403
Proceeds from such transactions – total Including:	**1,352,094**	**1,412,038**
Rostelccom OJSC	1,177,181	1,170,947
Rostelegraph CJSC	41,050	41,362
Post of Russia FSUE	24,942	14,526
Construction companies	11,765	21,374
Energy companies and heating networks	9,281	6,057
Housing and public utilities organizations	6,815	
CJSC "CenterTelecomService" of the Moscow Region	6,302	10,401
OJSC "MegaFon", North-West Branch	3,280	5,471
Rekom Ltd.	2,702	2,470
Vladimirsky Taxophon Ltd.	2,607	2,593
KOMKOR Moscow Telecommunications Corporation OJSC	2,394	13,097
Individuals	1,965	
Yaroslavl GSM CJSC	1,773	4,905
Setoff with employees for communication services from their salaries	1,551	3,024
Communication and Automation Centre State Institution	1,548	
CJSC "Bryansk Cellular Networks"	1,400	1,347
Istok Ltd.	1,324	
Orbis Ltd.	1,244	3,001
Open Communications CJSC	1,057	1,034
Tulgorelektrotrans Municipal Unitary Enterprise	940	
TSI Service CJSC	893	
Urban Telephone Network, Municipal Unitary Enterprise, Odintsovo	829	
Gk NIPAS FKP, Ramensky District of the Moscow Region	817	
CJSC "Regional Communications Company"	604	
Kostroma Telephone Urban Set OJSC	555	
Elikson OJSC	553	
Vimpel-Communications OJSC	502	

Indicator	2005	2004
Laitrim LLC		4,501
Property Management Committee of Krasnogorsk		4,077
Centrosvyaz CJSC		1,931
Bryansk Utility Systems SUE	85	578
Other companies	46,135	99,342
Proceeds under agreements providing for non-monetary settlements – total in % to the total proceeds	4.90 %	5.66%
Proceeds under agreements providing for non-monetary settlements with affiliates – total in % to the total proceeds for the reporting year	4.30%	4.75%

The cost of provided services, performed work, sold goods was determined by the Company based on usual commercial terms.

7.2. Core Activity Expenses

Expenses incurred while selling goods, products, provision of services and execution of work:

Indicator	2005	2004
Labour costs	6,941,320	6,387,314
Social insurance deductions	1,731,863	2,046,042
Depredation of fixed assets	3,363,844	2,555,221
Material expenses	1,219,049	1,291,366
Electric power	414,491	358,877
Expenses related to services rendered to operators (except for the Group companies)	469,698	474,734
Expenses related to services rendered to operators (except for Rostelecom OJSC)	120,062	71,271
Expenses related to services rendered to Rostelecom OJSC	3,116,236	3,119,074
Services of outside organizations	1,877,329	1,667,566
Deductions to the universal maintenance reserve	204,168	
Taxes and duties included in core activity expenses	82,538	76,353
Property insurance expenses	214,535	272,417
Other expenses	1,493,370	1,381,873
TOTAL:	**21,248,503**	**19,702,108**

Increase in labor expenses is a result of growth of the minimum base salary form 1,700 RUR to 2,000 RUR as per the Collective Bargaining Agreement.

Increase in depreciation is a result of active investment policy of the Company including at the expense of equipment acquired under lease agreements.

Reduction of material expenses at the account of "Spare Parts" and "Other Materials" lines due to their use control tightening.

Increase in electric power expenses results from growth of rates and electric power consumption.

Increase in costs associated with communication operators results from growth of the volume of provided services.

The costs of services of outside organizations increased as a result of growth of the costs for security, agency fees and expanding of post-warranty services.

Other costs in 2005 as compared to 2004 increased mainly as a result of lease payments.

7.3 Operating Income and Expenses

Operating income includes:

Indicator	2005	2004
Income from sale and other disposal of other assets	296389	508,731
Income from sale and other disposal of fixed assets	146870	46,133
Income from joint activities	493	5,778
Other operating income	887	4,244
Including:		
- adjustment of financial investment value up to their market value		2,514
- other	887	1,730
TOTAL:	**456639**	**564,886**

Operating income decreased by 519,247 thousand RUR as compared to 2004 as a result of financial investment disposal, i.e. in 2004 the Company repaid the bill to SB Gubernsky (225 million RUR), sold shares of Gazenergobank, CJSC "Ryazan Cellular Communications", CJSC "Cellular Communications of Chernozemie", CJSC "Tver Cellular Communications", CJSC "Kaluga Cellular Communications", CJSC "Bryansk Cellular Networks" (256 million RUR) and as a result of decreasing income from selling and disposal of fixed assets.

Operating expenses include:

Indicator	2005	2004
Costs related to taxes and duties	677,373	537,397
Provision for reserves for doubtful debts	354,424	977,918
Costs related to payment of credit institution services	151,202	183,524

Costs of selling and other disposal of fixed assets	49,220	51,715
Costs of selling and other disposal of assets	48,854	270,743
Provision for reserves for depreciation of financial investments	15,905	2,023
Costs of joint activities		3,190
Other operating expenses	67,479	173,228
including:		
- advisory and financial services	33,330	20,687
- property assessment expenses	15,059	17,146
- securities value assessment expenses	3,900	10,628
- memorandum preparation, bonded loan issue	326	97,512
- other	14,864	27,255
TOTAL:	**1,364,457**	**2,199,738**

Operating expenses decreased in 2005 as compared to 2004 mainly as a result of writing-off of the balance-sheet value of disposed financial investments and their sales expenses and as a result of decreasing expenses related to creating a reserve for doubtful debts almost 4 times due to Article 47 of the Federal Law on Communications No.126-ФЗ dated 07.07.2003 that came into force in 2005 and changed the procedure of granting payment privileges to individuals (in 2005 these expenses amounted to 213,483 thousand RUR as compared to 957,447 thousand RUR in 2004).

7.4. Non-Operating Income and Expenses

Non-operating income includes:

Indicator	2005	2004
Exchange rate differences	100,690	192,629
Profit of past years revealed in the reporting year	43,204	215,155
Sum differences	39,090	22,311
Writing off of deferred income	34,342	29,023
Value of property revealed during inventory taking	31,279	415,312
Fines, penalties and forfeits for violation of contract terms, receipt of indemnity for losses	25,316	23,367
Income from writing-off of accounts payable with expired limitation period	12,391	4,744
Other	9,076	31,823
including:		
Income from writing-off of accounts payable on the grounds of a court decision	-	13,579
Reimbursement of expenses incurred during ADR placement	-	6,516
Other	9,076	11,728

TOTAL:	295,388	934,364

Non-operating income decreased in 2005 as compared to 2004 as a result of revealing property amounting to 415 million RUR during an inventory taking performed in 2004.

Non-operating expenses include:

Indicator	2005	2004
Salary payments not included in core activity expenses	542,288	518,415
Membership fees to associations, non-profit partnerships	218,334	296,014
Expenses related to charitable activity and sponsored programs, cultural and other similar events	70,561	94,682
Losses of past years revealed in the reporting year	61,275	136,218
Exchange rate differences	33,412	178,769
Fines, penalties and forfeits for violation of contract terms, indemnification for losses	30,729	41,696
Writing-off of accounts receivable	27,061	6,588
Sum differences	25,264	254,005
Fines and penalties related to taxes and duties	3,688	4,627
Cost of missing property revealed during inventory taking	865	961
Other	564,217	371,846
including:		
Non-state pension fund, fringe benefit expenses and payments to the trade union committee	338,606	181,150
Expenses of mobilization and civil defense training	42,485	28,909
Advisory services and training	29,009	37,980
remuneration to the members of the Board of Directors and the Management Board	20,843	7,512
Business expenses not related to production activities	19,179	16,924
Expenses related to services provided to the veterans of the Great Patriotic War and unveiling of the monument to the deceased veterans of the Great Patriotic War	17,476	10,261
Writing-off of capital investments in construction-in-progress as a result of inventory taking	13,553	
Expenses related to writing-off of non-production stock	13,166	39,978
Real estate registration expenses	9,719	4,175
State duties	7,867	3,237
Maintenance of non-production property	4,658	3,879
VAT not accepted for credit	3,307	8,610
Other	44,349	29,231
TOTAL:	**1,577,694**	**1,903,821**

7.5. Extraordinary Income and Expenses

Extraordinary income includes:

Indicator	2005	2004
Insurance indemnity	2,516	1,290
Other receipts as a result of extraordinary events	26	61
TOTAL:	**2,543**	**1,351**

Extraordinary expenses include:

Indicator	2005	2004
Expenses related to disaster and other emergency situation control	847	240
Losses as a result of fixed assets writing-off	369	9
Cost of lost material valuables	75	48
TOTAL:	**1,291**	**297**

7.6. Profit Tax Expenses

In 2005 the Company determined the following profit tax components:

Indicator	Amount	Tax rate	Amount	Profit tax component
Accounting income	**1,404,412**	**24%**	**337,059**	**Notional expenses (income) regarding the profit tax**
Taxable temporary differences:	**(665,034)**	**24%**	**(159,608)**	**Deferred tax liabilities**
including:				including:
- incurred differences	(689,665).	24%	(165,520)	- deferred tax obligations are assumed
- discharged differences	24,631	24%	5,912	- deferred tax obligations are discharged
Deductible temporary differences:	**219,138**	**24%**	**52,593**	**Deferred tax assets**
including:				including:
- incurred differences	256,455	24%	61,549	- deferred tax assets are assumed
- discharged differences	(37,317)	24%	(8,956)	- deferred tax assets are discharged
Permanent temporary differences	**1,661,871**	**24%**	**398,849**	**Permanent tax liability**

Tax base as per the tax return	2,620,387	24%	628,893	Current tax

Company's profit tax expenses in 2005:

Total	**(735,908)**
including	
- notional profit tax expenses	(337,059)
- permanent tax liabilities	(398,849)

Company's profit tax expenses in 2005 are shown in the Profit and Loss Statement as a total of:

Total	**(735,908)**
including	
- current tax	(628,893)
- deferred tax liabilities	(159,608)
- deferred tax assets	52,593

Permanent taxable differences that resulted in adjustment of the notional profit tax, total	**1,719,071**
Including:	
Salary payments not included in core activity expenses	542,288
Other non-operating expenses	444,624
Non-profit partnership expenses	215,801
Reserve for doubtful debts	61,590
Charitable activities, membership contributions to non-profit organizations	45,944
Taxes not accounted for the purposes of taxation	44,093
Other operating expenses	36,697
Expenses for social purposes not related to salary payments	31,911
Expenses for cultural events	27,150
Writing-off of accounts receivable	27,061
Losses of past years revealed in the reporting period	26,307
Interest accrued by the tax payer – borrower to the creditor above amounts recognized as expenses for the purposes of taxation as per Article 269 of the Tax Code	25,020
Expenses forming production costs but not accounted for the purposes of taxation	24,712
Funds transferred to trade union organizations	23,695
Loss of the reporting period as a result of activities using the service sector (as per Article. 275.1 of the Tax Code of the Russian Federation)	23,131
Reserve for depreciation of financial investments	20,083
Loses associated with transfer of property without compensation and such transfer expenses	17,987

Accumulated depreciation of fixed assets acquired for budgetary funds of target financing, and of fixed assets transferred for free use	17,204
Depreciation charges regarding fixed assets revaluation performed on 01.01.2002 that is not accounted for the purposes of taxation	10,532
Tangible assets book value (writing off for the reason of functional depreciation, etc.)	10,054
Mobilization training expenses	9,958
Difference between the depreciation value of fixed assets for the purpose of business and fiscal accounting upon fixed assets disposal	6,832
Proceeds of fiscal accounting	6,181
Surplus business trip expenses (daily allowance)	5,532
Losses as a result of compensation-free transfer of construction-in-progress	4,936
Fees and penalties for violation of fiscal legislation	3,689
Employee voluntary insurance expenses, except for contributions specified in p. 16 of Article 255.	1,102
Other taxable permanent differences	4,957
Permanent deductible differences that resulted in adjustment of the notional profit tax, total	**57,200**
including:	
Income from recovery of the reserve for doubtful debts regarding accounts receivable that were included in the transition period	34,208
Income equal to accumulated depreciation of property received without compensation not accounted for profit tax at the moment of receipt	17,201
Income as dividends paid on share participation in other organizations	6,164
Income of past years as adjustment of tax depreciation for the previous taxable periods	(3,153)
Income of past years revealed in the reporting period	1,366
Non-repayable services (official traffic of regional broadcasting centres)	(2,002)
Income from recovery of the reserve for depreciation of financial investments	4,178
Other deductible permanent differences	(762)
TOTAL permanent differences	**1,585,322**
Temporary taxable differences (taking into account of their paying-off) that resulted in adjustment of the notional profit tax, total	**665,034**
including:	
Differences in methods of depreciation calculation and definition of fixed assets initial costs in business and fiscal accounting	666,981

Differences in methods of deferred income presentation in business and fiscal accounting	(1,947)
Temporary deductible differences (taking into account of their paying-off) that resulted in adjustment of the notional profit tax, total:	**219,138**
including:	
Provisions for the universal maintenance reserve	156,793
Provisions for the bonus payment reserve	130,790
Uncompensated receipts that are subject to taxation at the moment of their receipt, but are accounted as deferred income as per accounting rules	55,878
Losses regarding the transition period base	(10,761)
Recalculation of loan and credit indebtedness as of the reporting date	(45,896)
Differences between expenses related to the reserve for doubtful debts for the purposes of business and fiscal accounting (except for accounts receivable written-off to the transition period base)	(70,691)
Losses from selling fixed assets facilities	2,404
Other	621

7.7. Net Profit of the Reporting Period

In 2005 the net profit (loss) of the reporting year was determined on the basis of business accounting on the principle that profit tax expenses deducted from the profit before taxes are calculated as notional profit tax expenses adjusted for permanent tax liabilities and assets.

The net profit (loss) of the reporting year in the Profit and Loss Statement for the year of 2005 is determined on the principle that income tax expenses deductible from the income before taxes is calculated as the total of amounts specified as Deferred Tax Assets, Deferred Tax Liabilities and Current Profit Tax.

7.8. Earnings per Share

Basic earnings per share reflect a part of the reporting year profit due to the shareholders – holders of ordinary shares. It is calculated as a ratio of the basic profit of the reporting year to the weighted average number of ordinary shares in circulation during the reporting year.

The basic profit for the reporting year is equal to the net profit (Account 190 of the Profit and Loss Statement) less dividends on preferred shares for 2005 in the amount offered by the Company Management to the Board of Directors for consideration and not approved as of the date of signing the Financial Statements for the year of 2005.

Company shares repurchased from the shareholders were not included in the weighted average number of ordinary shares in circulation during the reporting year.

	2005	2004
Basic profit of the reporting year, thousand RUR	601,654	357,940

Weighted average number of ordinary shares in circulation during the reporting year, thousand shares	1,578,007	1,578,007
Basic earnings per share, RUR	0.38127	0.22683

The Company did not issue any additional ordinary shares in 2005. The Company neither had securities providing for their conversion to an additional number of ordinary shares nor any events resulting in increasing of the number of ordinary shares. Therefore the Company did not calculate any diluted earnings per share.

8. Affiliates

The Company discloses the most essential information about its affiliates in the Explanatory Note. The complete list of the Company's affiliates is given below.

- OJSC of Communications and Informatics of the Republic of Dagestan;
- CJSC Mobile Telecommunications;
- CJSC "Komset Scientific and Technical Center";
- CJSC RusLeasingSvyaz;
- CJSC Startcom;
- CJSC FC-Svyaz;
- CJSC Football Club Zenit;
- Telecom-Soyuz Non-Governmental Pension Fund;
- Non-profit Partnership "Center for Telecommunications Development Research";
- OJSC Giprosvyaz;
- JSCB Link-Bank (OJSC);
- JSCB Svyaz-Bank (OJSC);
- OJSC VolgaTelecom;
- OJSC "Far East Telecommunications Company";
- OJSC "Kostroma City Telephone Network";
- OJSC "Moscow City Telephone Network";
- OJSC Polymerbyt;
- OJSC North-West Telecom;
- OJSC Sibirtelecom;
- OJSC Uralsviazinform;
- OJSC "Central Telegraph";

- OJSC "South Telecommunications Company";
- OJSC of Long-distance and International Telecommunications Rostelecom;
- Medexpress Closed Joint-Stock Insurance Company;
- Russian Foundation for the History of Telecommunications;
- OJSC "Telecommunications Investment Company";
- CJSC "CenterTelecomService;
- CJSC "Belgorod Cellular Communications";
- CJSC Vladimir Teleservice;
- CJSC "Smolensk Cellular Communications";
- CJSC "Telecom of Ryazan Region";
- CJSC TeleRoss-Voronezh;
- Vlad-Page Ltd.;
- Telecom-Stroy Ltd.;
- Vladimirsky Taxophon Ltd.;
- MobilCom Ltd.;
- Tver-Telecom Ltd.;
- Telecom-Terminal Ltd.;
- Teleport-Ivanovo (TPI) Ltd.;
- CJSC "Saint-Petersburg Payphones";
- OJSC "National Payphone Network";
- OJSC Telecominvest;
- Svyaz-Service-Irga Production and Implementation Company, Ltd.;
- OJSC "Russian Telecommunications Network";
- JSC "Rinfotels" Telecommunication Company;
- CJSC IC COSTARS;
- OJSC Moscow Long-distance Telephone Station No9;
- OJSC Smolensk Generating Company;
- OJSC Smolenskenergosbyt;
- OJSC Smolensk GRES (state-owned regional energy plant);
- CJSC Radiotel;
- CJSC "Professional Telecommunications";
- OJSC Tetrasvyaz;
- CJSC ATS.

Parent company

The Company is controlled by the joint-stock company OAO Svyazinvest, which owns 38.02% of the Authorized Capital of the Company, which makes up 50.69 % of the ordinary shares. The other 49.31 % of the ordinary shares are held by numerous shareholders. OAO Svyazinvest is the main parent company of the Group of interrelated organizations, to which the Company belongs.

Income from sales of goods, services to the affiliates

The Company provided services and sold its products to the following affiliates in the reporting year:

Affiliate name	Type of relationships	Sales types	Pricing method used for the operations	2005	2004
OJSC Rostelecom	Member of the same group, of which the	Traffic transmission	Calculated rates and	1,183,894	1,176,272

Affiliate name	Type of relationships	Sales types	Pricing method used for the operations	2005	2004
	Company is a member	services	tariffs regulated by the Anti-Monopoly Service of Russia		
Tver-Telecom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	30,781	5,024
CJSC "Smolensk Cellular Communications"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	28,002	6,082
CJSC "Belgorod Cellular Communications"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	25,986	11,831
OJSC Central Telegraph	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	23,232	12,207
OJSC "Russian Telecommunications Network"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	16,016	19,310
CJSC CenterTelecomService	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	11,435	6,257
OJSC "Rinfotels Telecommunication Company"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	4,987	4,296
CJSC ATS	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	3,255	2,911
JSCB Svyaz-Bank (OJSC)	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services	Negotiated price	2,845	1,645
Vladimirsky Taxophon Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	2,029	2,661
Telecom-Stroy Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	1,921	1,297

Affiliate name	Type of relationships	Sales types	Pricing method used for the operations	2005	2004
CJSC Vladimir Teleservice	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	1,658	988
OJSC "National Payphone Network"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services	Negotiated price	1,628	2,116
CJSC "Telecom of Ryazan Region"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	1,294	1,015
OJSC "Smolensk Generating Company"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services	Negotiated price	450	325
MobilCom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	395	879
Teleport-Ivanovo Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	348	379
OJSC Smolenskenergosbyt	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services	Negotiated price	307	0
OJSC "Kostroma City Telephone Network"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	227	524
CJSC TeleRoss-Voronezh	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	196	466
Telecom-Terminal Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	106	222
Svyaz-Service-Irga Production and	The Company owns over 20% of the voting	Telecommunication services	Negotiated price	60	45

Implementation Company, Ltd.	stock				
OJSC Giprosvyaz	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	54	0
OJSC Uralsvizinform	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	52	96
Smolensk GRES (state-owned regional energy plant), OJSC	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services	Negotiated price	30	46
OJSC "North-West Telecom"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	20	102
OJSC "Volga Telecom"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	1	38
CJSC Mobile Telecommunications	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	0	50
Vlad-Page Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	0	5
TOTAL:				**1,341,209**	**1,257,089**

Purchases from affiliates

The following affiliates provided services to the Company in the reporting year:

Affiliate name	Type of relationships	Types of purchases	Pricing method used for the operations	2005	2004
OJSC Rostelecom	Member of the same group, of which the Company is a member	Traffic transmission services	Calculated rates and tariffs regulated by the Anti-Monopoly Service of Russia	3,123,138	3,128,087
NPF Telecom-Soyuz	Member of the same group, of which the	Pension contributions	Negotiated price	283,000	96,318

Affiliate name	Type of relationships	Types of purchases	Pricing method used for the operations	2005	2004
	Company is a member (affiliation via the members of management bodies)				
NP "Center for Telecommunications Development Research"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Membership fees, agency services	Negotiated price	215,706	322,917
CJSC CenterTelecomService	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	34,484	562
CJSC ATS	The Company owns over 20% of the voting stock	Traffic transmission	Negotiated price	32,552	24,472
OJSC Giprosvyaz	Member of the same group, of which the Company is a member	Design work	Negotiated price	32,178	67,031
CJSC "Telecom of Ryazan Region"	The Company owns over 20% of the voting stock	Lease of equipment, traffic transmission	Negotiated price	22,575	22,848
Telecom-Stroy Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	21,684	15,176
CJSC Medexpress	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Voluntary health insurance	Negotiated price	17,773	24,674
OJSC "Russian Telecommunications Network"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	17,498	22,379
Affiliate name	**Type of relationships**	**Types of purchases**	**Pricing method used for the operations**	**2005**	**2004**
OJSC "Kostroma City Telephone Network"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	16,686	11,810
CJSC "KOMSET Scientific and Technical Center"	Member of the same group, of which the Company is a member	Supply of equipment	Negotiated price	14,600	26,010

	(affiliation via the members of management bodies)				
OJSC MGTS	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	11,027	5,544
OJSC Smolenskenergosbyt	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Electric power supply	Negotiated price	6,523	5,567
CJSC IC Costars\	The Company owns over 20% of the voting stock	Medical insurance	Negotiated price	5,383	2,816
OJSC LINK-Bank	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Services of credit institutions	Negotiated price	2,672	2,315
JSCB Svyaz-Bank (OJSC)	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Services of credit institutions, agency services	Negotiated price	2,444	50,080
OJSC "Telecommunication Investment Company"	Owns more than 20% of the voting stock of the Company	Interest on the loans granted	Negotiated price	2,171	7,731
OJSC "Smolensk Generating Company"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Heat supply	Negotiated price	1,353	1,519
Svyaz-Service-Irga Production and Implementation Company, Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	1,349	8,024

Affiliate name	**Type of relationships**	**Types of purchases**	**Pricing method used on the operations**	**2005**	**2004**
Vladimirsky Taxophon Ltd.	The Company owns over 20% of the voting	Telecommunication services	Negotiated price	838	127

Affiliate name	Type of relationships	Types of purchases	Pricing method used	2005	2004
	stock				
CJSC RusLeasingSvyaz	Member of the same group, of which the Company is a member (affiliation via members of management bodies)	Supply of equipment	Negotiated price	659	29,827
OJSC "Moscow Long-Distance Telephone Station No. 9"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services	Negotiated price	583	600
Teleport-Ivanovo Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	361	353
MobilCom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	258	489
OJSC Central Telegraph	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	220	310
CJSC TeleRoss-Voronezh	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	89	178
OJSC "National Payphone Network"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Supply of equipment	Negotiated price	74	17,830
CJSC "Belgorod Cellular Communications »	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	18	3
OJSC Uralsviazinform	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	12	27
OJSC North-West Telecom	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	9	36
Telecom-Terminal Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	2	23

			for the operations		
OJSC VolgaTelecom	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	2	14
OJSC "Rinfotels Telecommunication Company"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	0	283
CJSC "Mobile Telecommunications"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	0	281
Vlad-Page Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	0	166
TOTAL				**3,867,921**	**3,896,427**

Settlements with affiliates

The debt of the affiliates to the Company and of the Company to the affiliates as of 31.12.2005 amounted to:

Name	Type of relationships	Type of debt	As of 31.12.2005	As of 31.12.2004
Accounts receivable				
NP "Center for Telecommunications Development Research"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Membership fees, agency services	105,513	52,608
JSCB Svyaz-Bank (OJSC)	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services, agency services	64,600	58,207
Tver-Telecom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services, lease of premises	37,084	4,290
OJSC "Russian Telecommunication Network"	The Company owns over 20% of the voting stock	Telecommunication services, supply of equipment	20,990	2,258
Mobilcom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	13,721	13,602
Name	**Type of relationships**	**Type of debt**	**31.12.2005**	**31.12.2004**

Accounts receivable				
CJSC "Smolensk Cellular Communications"	The Company owns over 20% of the voting stock	Telecommunication services	4,738	786
Telecom-Stroy Ltd.	The Company owns over 20% of the voting stock	Lease, other services	4,730	3,874
OJSC Central Telegraph	Member of the same group, of which the Company is a member	Telecommunication services	4,020	5,719
OJSC Giprosvyaz	Member of the same group, of which the Company is a member	Design work	2,957	21,042
CJSC RusLeasingSvyaz	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Supply of equipment	2,311	0
CJSC "Belgorod Cellular Communications"	The Company owns over 20% of the voting stock	Telecommunication services	1,693	2,058
CJSC CenterTelecomService	The Company owns over 20% of the voting stock	Telecommunication services	1,281	1,241
OJSC Rostelecom	Member of the same group, of which the Company is a member	Traffic transmission services	1,178	912
CJSC ATS	The Company owns over 20% of the voting stock	Telecommunication services	1,165	1,535
Vladimisky Taxophon Ltd.	The Company owns over 20% of the voting stock	Sale of fixed assets	1,079	2,118
OJSC "National Payphone Network"	Member of the same group, of which the Company is a member	Supply of equipment	1,035	2,211
OJSC MGTS	Member of the same group, of which the Company is a member	Telecommunication services	529	239
OJSC "Rinfotels Telecommunication Company"	The Company owns over 20% of the voting stock	Telecommunication services, lease of premises	475	437
CJSC Vladimir	The Company owns	Lease of assets	174	75

Name	Type of relationships	Type of debt	As of 31.12.2005	As of 31.12.2004
Teleservice	over 20% of the voting stock			
Accounts receivable				
Vlad-Page Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	47	47
Telecom-Terminal Ltd.	The Company owns over 20% of the voting stock	Telecommunication services, agency services	34	29
OJSC "Kostroma City Telephone Network"	Member of the same group, of which the Company is a member	Telecommunication services	24	79
Teleport-Ivanovo Ltd.	The Company owns over 20% of the voting stock	Agency services	6	79
OJSC North-West Telecom	Member of the same group, of which the Company is a member	Telecommunication services	1	2
Svyaz-Service-Irga Production and Implementation Company, Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	1	154
CJSC "KOMSET Scientific and Technical Center"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Supply of equipment	0	7,936
OJSC VolgaTelecom	Member of the same group, of which the Company is a member	Telecommunication services	0	350
CJSC "Telecom of Ryazan Region"	The Company owns over 20% of the voting stock	Telecommunication services	0	100
TOTAL			**269,386**	**181,988**
Accounts payable				
OJSC Rostelecom	Member of the same group, of which the Company is a member	Traffic transmission services	190,593	191,718
CJSC RusLeasingSvyaz	Member of the same group, of which the Company is a member	Supply of equipment	20,276	12,293

	(affiliation via the members of management bodies)			
CJSC CenterTelecomService	The Company owns over 20% of the voting stock	Telecommunication services	7,778	663
Name	**Type of relationships**	**Type of debt**	**As of 31.12.2005**	**As of 31.12.2004**
Accounts payable				
CJSC ATS	The Company owns over 20% of the voting stock	Traffic transmission	3,440	419
OJSC "Russian Telecommunication Network"	The Company owns over 20% of the voting stock	Telecommunication services	2,821	2,184
Telecom-Stroy Ltd.	The Company owns over 20% of the voting stock	Repair of buildings, supply of equipment, other services	1,753	1,184
CJSC " Telecom of Ryazan Region"	The Company owns over 20% of the voting stock	Telecommunication services, lease	1,003	873
OJSC MGTS	Member of the same group, of which the Company is a member	Telecommunication services	505	258
Vladimirsky Taxophon Ltd.	The Company owns over 20% of the voting stock	Agency services	495	156
OJSC LINK-Bank	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Services of credit institutions	219	193
OJSC "National Payphone Network"	Member of the same group, of which the Company is a member (affiliation via members of management bodies)	Telecommunication services, agency services	143	1,399
OJSC "Kostroma City Telephone Network"	Member of the same group, of which the Company is a member	Telecommunication services	57	910
OJSC "Moscow Long-Distance Telephone Staton No. 9"	Member of the same group, of which the Company is a member	Maintenance of equipment	57	56

	(affiliation via members of management bodies)			
Tver-Telecom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	52	68

Name	**Type of relationships**	**Type of debt**	**As of 31.12.2005**	**As of 31.12.2004**
Accounts payable				
OJSC Central Telegraph	Member of the same group, of which the Company is a member	Telecommunication services	33	33
OJSC Vladimir Teleservice	The Company owns over 20% of the voting stock	Lease	17	1
JSCB Svyaz-Bank (OJSC)	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Services of credit institutions	14	11
OJSC Smolenskenergosbyt	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Other services	12	0
Teleport-Ivanovo Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	8	123
OJSC "Smolensk Generating Company"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Other services	7	8
OJSC Uralsviazinform	Member of the same group, of which the Company is a member	Telecommunication services	4	1
Mobilcom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	1	5
NPF Telecom-Soyuz	Member of the same group, of which the	Pension contrubutions	0	33,460

Name	Type of relationships	Type of debt	As of 31.12.2005	As of 31.12.2004
	Company is a member (affiliation via the members of management bodies)			
OJSC "Telecommunication Investment Company"	Owns over 20 % of the Company's voting stock	Expenses for payment of interests on the loans granted	0	29,622
Accounts payable				
OJSC Giprosvyaz	Member of the same group, of which the Company is a member	Design work	0	14,585
CJSC "KOMSET Scientific and Technical Center"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Supply of equipment	0	14,403
Svyaz-Service-Irga Production and Implementation Company, Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	0	2,714
North-West Telecom	Member of the same group, of which the Company is a member	Telecommunication services	0	2
CJSC Mobile Telecommunications	Member of the same group, of which the Company is a member	Telecommunication services	0	1
TOTAL:	-	-	**229,288**	**307,343**

Loans granted to the Company by its affiliates:

Investment Telecommunications Company (Svyazinvest), OJSC

	2005	2004
Indebtedness as of 1 January of the reporting year	29,622	30,361
Loans received	2,171	7,731
Returned in the reporting year	(31,793)	(8,470)

Indebtedness as of 31 December of the reporting year	0	29,622

The loans were received on commercial terms. The interest amount accrued on the loans amounted to 2,171 thousand RUR in 2005 (4,640 thousand RUR in 2004).

9. Remunerations to Directors

The remunerations to members of the Board of Directors, members of the Management Board of the Company and members of the Audit Commission of the Company paid by the Company in 2005 totaled to 51,755 thousand RUR (in 2004 – to 57,124 thousand RUR). The list of the members of the Board of Directors, members of the Management Board of the Company and the members of the Audit Commission is given in the "General" section of this Explanatory Note.

(unless otherwise provided, all amounts are given in thousand RUR)

10. Government assistance

Government assistance type	Amount
Funds for financing of the capital expenditures connected with telephone penetration to distant localities	1,727
TOTAL	**1,727**

11. Net assets of the Company

The amount of net assets of the Company exceeds the amount of the Authorized Capital of the Company, which is in compliance with p. 4 of art. 35 of the Federal Law No208-FZ dated 26.12.1995 on Joint-Stock Companies.

12. Non-governmental pension insurance

The centralized contract with Telecom-Soyuz Non-Governmental Pension Fund (contract No 10/04-VYu/5036/04/DO dated 23.12.2004) was in force in the Company in 2005. According to the Contract, the Contributor's pension contribution includes, apart from allotments for formation of the basic part of the non-governmental pension, an amount for formation of the joint part, and this is the reason why the sum of contributions under the above-specified contract exceeds the sum of contributions under the contracts concluded in earlier periods. According to this Contract, the Company is liable to pay the fixed contributions amounting to 283,000 thousand RUR per year.

The accounts payable of 33,000 thousand RUR under contract No9/04-VYu/5170/04 dated 23.12.2004 and of 460 thousand RUR under contract No37r/99 dated 31.08.1999 were also redeemed in 2005.

The sum of contributions to Telecom-Soyuz Non-Governmental Pension Fund in 2004 amounted to 62,858 thousand RUR.

The sum of contributions for 2006 will be determined after signing of a supplementary agreement to contract No10/04-VYu/5036/04/DO.

13. Contingent Liabilities

Liabilities connected with the staff reduction plan

In accordance with the resolution adopted by the Board of Directors of OJSC "CenterTelecom" (minutes No.15 dated 25.01.2006), the 2006-2008 staff reduction program has been developed for the Company.

The program provides for gradual staff reduction for the period from 2006 to 2008. The Company plans to reduce the number of personnel by 7,824 employees during 2006, of which 742 employees had been informed about the upcoming reduction as of December 31, 2005.

Operational Environment of the Company

Despite the market-based type of the Russian economy, it is still demonstrating certain features more typical of the transitional period economy. Such features typical for the transitional period include relatively high inflation rates, currency control preventing the national currency from becoming a liquid payment instrument outside the Russian Federation, and other features. Stability of the Russian economy largely depends on the policy and activities of the government aimed at reforming of the administrative and legal systems.

Taxation

The Russian tax, currency and customs laws allow various interpretations and are subject to frequent modifications. The recent events in the Russian Federation have shown that taxation authorities can take a tougher line when interpreting the tax law and tax calculations. The respective federal authorities can dispute the interpretation of this law made by the management of the Company in respect of the Company's operations and activity. Therefore, tax authorities can make claims about those contracts and accounting methods, about which no claims have been made before. As a result, considerable additional taxes, fines and penalties can be accrued. It is not possible to evaluate claim amounts on the actions, which are possible but have not been brought. Tax audits can cover three calendar years of activity preceding the year of the tax audit. In some cases, earlier periods can also be subject to audit.

In the management's opinion, in general, it correctly interprets the respective provisions of law as of 31.12.2005, and it is highly probable that the Company will preserve the position, in which it finds itself from the point of view of compliance with tax, currency and customs laws. Meanwhile, it is equally possible that state fiscal authorities can consider the position of the Company's management in respect of certain issues of interpretation of legal requirements and calculation of the respective tax liabilities not sufficiently justified. The Company's intention is to defend its position on such issues. The financial statements as of 31.12.2005 do not contain any adjustments, which may be needed as a result of these uncertainties and positions adopted by the Company.

Claims of tax authorities

Tax audit of the Company's business in 2002 and 2003 was carried out in 2005-2006; as a result of the audit, the Company received the certificate of audit containing considerable tax claims related, in particular, to financial settlements with other communication operators under internetworking agreements. The total amount of claims made by tax authorities may reach 2.4 billion RUR. The Company did not agree with the conclusions made by the tax authority, presented its objections, and is planning to file a suit to annul the decision of the tax authority about additional accrual of taxes, penalties, fines, should such decision be made.

In the opinion of the Company's management, the Company has arguments, which are sufficient for successful contestation of the claims in court, and therefore does not acknowledge the contingent loss from possible claims of tax authorities in the 2005 financial statements. However, the prospects of solution of tax disputes on these claims remain vague due to absence of the established judicial practice.

Guarantees issued

The Company acted as a guarantor for third parties for the total amount of 2,812,210 thousand RUR (3,429,572 thousand RUR in 2004). The directors do not expect any significant liabilities to arise in connection with these guarantees.

Carry-over vacations

The Company has contingent liabilities related to carry-over vacations towards its employees for the periods of 2003, 2004, 2005 amounting to 301,509 thousand RUR (283,638 thousand RUR in 2004) as of 31.12.2005.

Litigations

During 2005, **45 suits** were brought **against the Company by legal entities** for the total amount of **476,844 thousand RUR,** including:

- 2 suits totaling 101 thousand RUR on the disputes about recovery of losses resulting from telecommunication service contracts;
- 6 suits resulting from pre-contractual disputes;
- 1 suit totaling 517 thousand RUR resulting from legal relationship with tax, antimonopoly and other authorities;
- 5 suits totaling 458,886 thousand RUR resulting from economic contracts, including those with Vnesheconombank amounting to 458,638 thousand RUR;
- 11 suits totaling 12,971 thousand RUR resulting from disputes with communication operators;
- 3 suits totaling 1,560 thousand RUR resulting from privatization or title disputes;
- 17 suits totaling 2,809 thousand RUR resulting from other categories of disputes.

In 2005, courts sustained 13 suits totaling 13,506 thousand RUR, proceedings on 1 suit for 10 thousand RUR were terminated as a result of voluntary debt redemption by the Company before the judgement was delivered, proceedings on 42 suits totaling 10,306 thousand RUR were terminated on other grounds. 32 suits brought against the Company by legal entities and totaling 468,092 thousand RUR were still in court as of 31.12.2005.

During 2005, **302 suits** were brought **against the Company by individuals** for the total amount of **45, 535 thousand RUR,** including 140 suits totaling 42,836 thousand RUR about recovery of moral damage, including:

- 45 suits totaling 31,756 thousand RUR about failure to provide, low-quality or late provision of telecommunication services, including 27 suits totaling 30,399 thousand RUR about recovery of moral damage;
- 76 suits totaling 4,516 thousand RUR about application of the current rates (including those for the categories of people entitled to exemptions), including 30 suits totaling 4,196 thousand RUR about recovery of moral damage;
- 57 suits totaling 3,915 thousand RUR on other disputes about application of Regulations for Provision of Telecommunication Services (including pre-contractual disputes), including 26 suits totaling 3,849 thousand RUR about recovery of moral damage;
- 12 claims totaling 95 thousand RUR about illegal actions of officials, including 6 claims totaling 88 thousand RUR about recovery of moral damage;
- 112 suits totaling 5,253 thousand RUR were brought on other dispute categories, including 51 suits, on which moral damage claims totaling 4,304 thousand RUR were made.

In 2005 courts sustained 71 suits totaling 726 thousand RUR brought against the Company by individuals (including 16 claims about recovery of 204 thousand RUR of moral damage), proceedings on 1 suit were terminated as a result of voluntary satisfaction by the Company of the stated claims before the judgement was delivered, 300 suits totaling 45,445 thousand RUR (including 142 claims about recovery of 42,410 thousand RUR of moral damage) were dismissed. 115 suits totaling 1,968 thousand RUR brought against the Company by individuals, including 69 suits totaling 1,402 thousand RUR about recovery of moral damage were still in court as of 31.12.2005.

During 2005, **the Company** brought **2,067 suits totaling 161,695 thousand RUR against legal entities,** including:

- 1,920 suits totaling 57,493 thousand RUR about recovery of accounts receivable in payment for telecommunication services;

2 suits resulting from pre-contractual disputes;
54 suits totaling 3,776 thousand RUR resulting from the damage caused to the Company's lines, structures, means of telecommunication;
3 suits totaling 78 thousand RUR resulting from the damage caused to other property of the Company;
23 suits totaling 1,166 thousand RUR resulting from legal relations with tax, antimonopoly and other authorities;
27 suits totaling 92,266 thousand RUR resulting from economic contracts;
5 suits totaling 5,052 thousand RUR on disputes with other communication operators;
14 suits on disputes about privatization results or property rights;
19 suits totaling 1,864 thousand RUR on other dispute categories.
In 2005, courts sustained 904 suits totaling 99,256 thousand RUR of the principle debt and 57 thousand RUR of penalties for breach of liabilities, proceedings on 968 suits totaling 21,493 thousand rubles were terminated as a result of voluntary debt redemption by the debtor before the judgement was delivered, proceedings on 71 suits totaling 29,147 thousand RUR were terminated on other grounds. 612 suits totaling 31,848 thousand RUR brought by the Company against legal entities were still in court as of 31.12.2005.
During 2005, **15,769 suits totaling 23,895 thousand RUR** were brought by **the Company against individuals**, including:
- 15,254 suits totaling 21,882 thousand RUR about recovery of the accounts receivable in payment for telecommunication services;
411 suits resulting from pre-contractual disputes;
83 suits totaling 1,288 thousand RUR resulting from the damage caused to the Company's lines, structures, means of telecommunication;
13 suits totaling 610 thousand RUR resulting from the damage caused to other property of the Company;
8 suits totaling 115 thousand RUR on other dispute categories.
In 2005, courts sustained 11,304 suits totaling 17 074 thousand RUR of the principle debt and 475 thousand RUR of penalties for breach of liabilities, proceedings on 4,144 suits totaling 4,525 thousand RUR were terminated as a result of voluntary debt redemption by the debtor before the judgement was delivered, proceedings on 200 suits totaling 528 thousand RUR were terminated on other grounds. 4,594 suits brought by the Company against individuals totaling 9,589 thousand RUR were still in court as of 31.12.2005.
During 2005, **192 suits** totaling **948,713 thousand RUR** about recovery of losses incurred by the Company as a result of provision of exemptions in payment for telecommunication services to certain categories of individuals were brought by the Company against **the Russian Federation**.
Courts sustained 130 suits totaling 1 billion 089 million 598 thousand RUR, proceedings on 9 suits totaling 565 thousand RUR were terminated as a result of voluntary debt redemption by the debtor before the judgement was delivered, proceedings on 36 suits brought totaling 123,933 thousand RUR were terminated on other grounds. 107 suits of this category totaling 204,439 thousand RUR were still in court as of 31.12.2005.
In total the Company took part in 18,194 litigations during 2005, with the amount of stated claims totaling 1 billion 456 million 644 thousand RUR.

About discharge of liabilities of the Company to Vnesheconombank

In July 2005, the Ministry of Finance of the Russian Federation brought a suit in the Arbitration Court of the Moscow Region against the Company about recovery of **13.259.270,2 EURO** (458,638,156 RUR 22 kopecks) (as of 21.07.2005) to the federal budget under a credit facility debt liability.
The Company signed a contract No. 5933/05-DO dated 15.08.2005 with "Financial and Accounting Consultants" LLC and "Moscow Auditing Bureau Audit Company" for representation of the Company in the arbitration court.
The Company hopes for the dispute to be settled by the amicable agreement, which is presently being considered by the arbitration court. The amicable agreement provides for debt restructuring by way of consolidation, with the accrued fines payable being written-off and the payment of debt in equal installments until 01.01.2012 being provided at the same time.

Licenses

The decree of the Government of the Russian Federation dated 18.02.2005 No. 87 "On approval of the list of telecommunication services to be specified in licenses and of lists of license provisions" (in the version of the decree of the Government dated 29.12.2005 No. 837) established the list of telecommunication services to be specified in licenses and the lists of license provisions.

The license provisions specified in the licenses, which had been issued earlier, are valid to the extent not contradicting the current regulatory legal acts.

Taking into account the fact that the new requirements to connection of telecommunication networks and construction of the public telephone network, traffic transmission and provision of local, intrazone, long-distance (intercity and international), and wireless telephony services will significantly influence the application of certain license provisions specified in the licenses issued before 01.01.2004, the Company submitted an application to Rossvyaznadzor in November 2005 on making amendments and additions to the licenses, including those to the license provisions.

Amendments had been introduced to license provisions of the following licenses as of the date of signing the financial statements:

- dated 24.10.2002 No. 24064 – Provision of local and intrazone telecommunication – Supplement No. 3 dated 02.12.2005;
- dated 14.11.2002 No. 23250 – Provision of local and long-distance telecommunication – Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 23247 – Lease of telecommunication channels – Supplement No. 1 dated 02.12.2005;
- dated 14.11.2002 No. 23248 – Provision of data transmission services - Supplement No. 1 dated 02.12.2005;
- dated 14.11.2002 No. 23249 – Provision of telematics services - Supplement No. 1 dated 02.12.2005;
- dated 30.12.2003 No. 30244 - Provision of cellular radiotelephony services within the 450 MHz range (IMT-MC-based) - Supplement No. 1 dated 16.02.2005, No. 3 dated 02.12.2005, No. 4 dated 27.01.2006;
- dated 30.12.2003 No. 30245 - Provision of cellular radiotelephony services within the 450 MHz range (IMT-MC-based) Supplement No. 1 dated 16.02.2005, No. 3 dated 02.12.2005, No. 4 dated 27.01.2006;
- dated 14.11.2002 No. 24069 Provision of cellular radiotelephony services within the 900 MHz range - Supplement No. 1 No 3 dated 02.12.2005;
- dated 28.11.2002 No. 24070 - Provision of cellular radiotelephony services within the 800 MHz range - Supplement No. 2 dated 02.12.2005;
- dated 30.12.2003 No. 30246 - Provision of cellular radiotelephony services within the 450 MHz range (IMT-MC-based) - Supplement No. 1 dated 16.02.2005, No. 3 dated 02.12.2005;
- dated 14.11.2002 No. 24325 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24326 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24327 - Provision of mobile radiotelephony services – Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24328 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 30.12.2002 No. 24695 - Provision of radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24329 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24330 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24331 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24332 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24333 - Provision of mobile radiotelephony services – Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24334 - Provision of mobile radiotelephony services – Supplement No. 2 dated 02.12.2005;

- dated 14.11.2002 No. 24335 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24336 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24337 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24338 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005.

14. Events after the reporting date

Dividends

The amount of the annual dividend per share will be approved by the General meeting of shareholders of the Company in the second half of June 2006. The management of the Company suggested that the Board of Directors recommends the General meeting of shareholders to approve the dividend of 0.0674190 RUR per ordinary share and 0.1270937 per preferred share in 2005 (in 2004 –0.0630084 RUR and 0,0756115 RUR respectively) that would amount to 173,238 thousand RUR (in 2004 – 139,199 thousand RUR). After their approval by the General meeting of shareholders, the annual dividends payable will be recorded in the financial statements for 2006.

Staff Dismissal

As a part of the Staff Reduction Program approved by the Board of Directors (minutes dated 31.03.2006 No. 21), 742 employees were dismissed (under staff reduction) in the period from December 31, 2005 to the date of signing the financial statements for 2005, to whom compensations totaling 10,315.3 thousand RUR were paid

Enactment of new regulations to the Federal law On Communication

From January 1, 2006, a number of regulations provided for by the Federal law No.126 On Communication come into force:

- Decree of the Government of the Russian Federation dated 28.03.2005 No. 161, which approved "Rules of connection of telecommunication networks and their internetworking";
- Decree of the Government of the Russian Federation dated 18.05.2005 No. 310, which approved "Rules of provision of local, intrazone, long-distance and international telephony services";
- Decree of the Government of the Russian Federation dated 21.04.2005 No. 241 "On the measures to organize provision of universal telecommunication services";
- Order of the Ministry of Information Technologies and Communications of the Russian Federation dated 08.08.2005 No. 97 "Requirements to the public telephony network architecture";
- Order of the Ministry of Information Technologies and Communications of the Russian Federation dated 08.08.2005 No. 98 "Requirements to the order of traffic transmission in the public telephony network".

Significant Operator Status

In accordance with orders of the Federal Supervision Service for Communications No. 39 dated 21.10.05, No. 40 and 31 dated 24.10.05, No. 52 dated 22.12.05, the Company has been included into the Register of operators with the significant status in the public network.

A communication operator with the significant status in the public telecommunication network must provide connection services and traffic transmission services to any communication operator, which would address it for this purpose; at this, no preference can be given to any communication operator. An operator with the significant status in the public telecommunication network is not allowed to refuse to sign a contract for connection of telecommunication networks, except for the cases when connection of telecommunication networks and their interaction contradicts the provisions of the licenses issued to communication operators or to the regulations governing architecture and functioning of the unified telecommunication network of the Russian Federation.

The prices for the connection and traffic transmission services are to be established at the same level for all communication operators, except for the cases when the law and other legal instruments allow to provide exemptions to certain categories of users.

Modification of the scheme of interaction with OJSC Rostelecom in 2006

Until January 1, 2006, in accordance with the earlier issued Supplement No.1 to the License for provision of local and intrazonal telephony services No. 24064 dated 24.10.2002, the Company provided long-distance telephony services to users in its own name. The money transferred to the Company's accounts for the services provided was the Company's income.

The long-distance (intercity and international) telephony services were provided using the Company's equipment via public telecommunication network under the internetworking agreement with OJSC Rostelecom, according to which OJSC Rostelecom and the Company provided mutual services of long-distance telephony traffic transmission.

The Company effected settlements for international telephony services with users at the rates established by OJSC Rostelecom, and settlements for intercity telephony services at the rates established by the Ministry of Antimonopoly Policy of Russia.

The relationships between the Company and OJSC Roselecom change in 2006. OJSC Rostelecom will provide long-distance telephony services. The users' payments for the long-distance telephony services used will be the income of OJSC Rostelecom.

The Company will effect settlements with users for long-distance telephony services provided to them for and on behalf of OJSC Rostelecom.

Therefore the Company signed a mixed type contract (including elements of an agency contract and a service contract) with OJSC Rostelecom for 2006, under which it undertakes to provide to OJSC Rostelecom:

- order processing services in the cases when subscribers get access to long-distance communication services provided under instant and by-request servicing system;
- long-distance communication billing services;
- services of preparation, forming and keeping of necessary documents and reporting forms;
- agency services on collection of payments from subscribers and information servicing for and on behalf of OJSC Rostelecom;
- the following services: claim administration, delivery of documents.

Besides, amendments were introduced to the contract for connection of telecommunication networks between the Company and OJSC Rostelecom, under which the Company will provide the traffic transmission services to OJSC Rostelecom and receive the network connection service from OJSC Rostelecom that will enable long-distance connectivity and information transmission between users of internetworking telecommunication networks.

In this case, the traffic transmission services will jointly mean:

- the service of zonal call termination to the associated operator's network;
- the service of zonal call termination to the Company's network;
- the service of zonal call origination from the Company's network;
- the service of zonal call origination from the associated operator's network.

The prices for connection and transmission services are regulated by the state.

As a zonal telephony network operator, the Company must solve the following tasks in 2006:

- modify the existing communications scheme and re-connect all operating networks of associated operators in accordance with the current status ("long-distance telephony network operator", "zonal telephony network operator", "local telephony network operator", "data transmission network operator");
- provide users with the opportunity to choose the long-distance telephony network;
- ensure billing of the transmitted traffic of the associated operators from the first second of connection;
- regulate the pricing for connection and traffic transmission services;
- make modifications in contractual relationships with subscribers.

Modification of the scheme of interaction with associated operators in 2006

In accordance with the regulations put into force as of 01.01.2006, the procedure of settlements with associated operators was also considerably modified.

Until 01.01.2006, the settlements for connection and traffic transmission services as a part of local telephony services were unilateral; as a part of long-distance and intrazone telephony services, the associated operators received their share of incomes from provision of these services depending on the extent of their participation in the technical procedure of their provision.

After 01.01.2006, the settlements for connection and traffic transmission services in provision of all kinds of paid telephony services have become mutual and consist of three kinds of payments: payment for organization of the connection point; payment for the connection point use; payment per minute of transmitted traffic.

Thus, alongside with incomes from connection and traffic transmission services, the Company incurs additional expenses connected with payments effected to operators for organization of connection points, for connection point use, and traffic transmission through the operator's network.

Besides, prices for connection and traffic transmission services are now regulated by the state. Accordingly, the pricing procedure, including determination of the profit taken into account in such prices, is determined by the respective regulatory authority.

In connection with the modification of the scheme of interaction with OJSC Rostelecom and the associated operators, the communication operators will have to bring their services into compliance with regulation requirements to telecommunication networks architecture and traffic transmission, that will require considerable additional capital investments from the Company.

Projects with investment volume of 417,304 thousand RUR have been included into the investment plan to fulfill the schedule of transition of the Company's networks to the new market regulation model.

Provision of universal telecommunications services

On 24.03.2006 the Company was announced to be the winner of the contest for provision of universal telephony services via payphones in all (11) lots in the Tula Region and in all (6) lots in the Belgorod Region. These contests, among others, were announced on 24.03.2005.

The contracts "On the conditions of provision of universal telephony services via payphones" for each lot were presented to the Federal Communications Agency on 12.04.2006.

January 2007 is specified as the starting date of service provision in the Company's bids and in annexes to the contracts, as the necessary investments will be included into the business plan for the next year.

2,162 payphones are to be installed in all settlements of the Tula Region that will require 980 million RUR of capital investments. In accordance with the decision made by the tender committee, the total amount of annual compensation of losses from the universal servicing reserve will amount to 221.9 million RUR.

1,240 payphones are to be installed in the Belgorod Region, with the evaluated capital investments of 219.5 million RUR. The total amount of annual compensation of losses from the universal servicing reserve will amount to 130.75 million RUR.

Rates for telecommunication services

In accordance with the Decree of the Government of the Russian Federation dated 19.10.2005 No. 627, the prices for connection and traffic transition services provided by the operators with significant status in the public telecommunication network have been subject to state regulation since 01.01.2006. The state control over the prices for connection and traffic transmission services is carried out by the Federal Supervision Service for Communications (hereinafter Rossyvaznadzor) by way of establishing of the limit prices for this kind of services.

The Company submitted to Rossvyaznadzor application dated 18.11.2005 No. 10-03-06/8252 with suggested rate levels for approval. Rossvyaznadzor did not approve the submitted rates because of the absence of the Method of calculation of the economically feasible expenditures and the standard profit from connection services and traffic transmission service and the procedure of submission and examination of operators' applications.

At the same time, before the Federal Supervision Service for Communications established the limit prices for connection and traffic transmission services, Rossvyaznadzor had entitled the Company to establish rates for these services independently. The rates for connection and traffic transmission services were approved by the order of the Director General and are applied in re-concluding contracts for connection and interaction with communication operators.

The Federal Tariff Service of Russia established the compensational surcharge of 0.62 RUR per minute applied to the price of the service of zonal call origination made in order to establish of an intercity or international telephone connection by its order dated 20.12.2005 No. 729-c/3. The compensational surcharge has been applied since 01.01.2006 and allows to minimize losses of local and intrazonal operators, which have until recently received cross-subsidies of local telecommunications from incomes obtained from intercity telecommunications, caused by the market liberalization.

Cancellation of incoming call charges

With enactment on 01.01.2006 of the Rules of provision of local, intrazone and long-distance telecommunication, the telephone connections between a subscriber of a terrestrial telecommunication network and user (terminating) equipment connected to a mobile telecommunication network, which forms part of the resource (attached to the same constituent entity of the Russian Federation) of geographically non-determinable numeration zone, are deemed to be intrazone telephone connections. The connections originating from subscribers of terrestrial networks of administrative centers of the constituent entities of the Russian Federation to subscribers of federal mobile cellular networks, which use numeration in codes of non-geographic telephone numeration zones, such numeration being allocated to the mobile cellular switching centers located in these cities, are rated on the basis of the current rates for local telephone communications, in the case there is a system of time-based rating of local telephone connections. In the case of a subscription system, such connections are not rated.

Amendments to the Federal law No. 126 On Communications canceling payments for incoming calls to any telephone were approved by the State Duma in the third reading in February 2006. The draft law is under consideration by the Federation Council and the President and, provided the respective approval is given, can be enacted from 01.07.2006.
From the moment of enactment of the amendment specified above, the Federal Tariff Service of Russia will establish rates for intrazonal connections of subscribers with subscribers of mobile radiotelephony networks for the communication operators whose service rates are subject to state regulation. After this the Company will sign supplementary agreements to contracts with mobile radiotelephony operators about payment for the services of call termination in their networks.
Thus, while the Company's incomes from intrazonal telephony will grow in the second half of 2006, it will incur additional expenses to pay for termination of calls in mobile operator networks.

Influence of the new service provision rules on the financial statements for 2006 and subsequent periods

According to the Company's management, the transition to the new rules of provision of telecommunication services will influence the amount of incomes and expenses of the Company, however the Company cannot yet assess the effect that these changes will have on its financial situation and performance.

Overdue Accounts Payable

As of 31.03.2006, the overdue accounts payable related to the principle debt, interest payable, commissions of the Ministry of Finance of the Russian Federation and Vnesheconombank penalty rate amount to 568,345 thousand RUR (16,923 thousand Euro), including those on the principle debt and interest payable – 393,246 thousand RUR (11,748 thousand Euro), commissions of the Ministry of Finance of the Russian Federation – 28,285 thousand RUR (845 thousand Euro) and penalty rate – 146,814 thousand RUR (4,330 thousand Euro).

Apart from the debt to Vnesheconombank as of 31.03.2006, the overdue accounts payable amount to 289,976 thousand RUR, including the largest amounts (over 5 mln. RUR):

No	Creditor name	Amount of the overdue debt, thousand RUR
1.	CJSC MTK-Telecom	39,136
2.	OJSC Svyazstroi-1	26,998
3.	Post of Russia, FSUE	19,841
4.	OJSC Svyazstroi-7	16,998
5.	OJSC Soyuz-Telephonstroi	15,871
6.	Stroiengineering Ltd.	9,783
7.	Promkabel-Service Ltd.	9,329
8.	CJSC Lucent Technologies	7,831
9.	Inekta Systems Ltd.	6,099

Value-Added Tax

The Federal Law dated 22.07.2005 No. 119-FZ introduced amendments into the Chapter 21 of the Tax Code of the Russian Federation, which enter into force since 01.01.2006 and determine the tax assessment date for the value-added tax for sales (transfer) of goods (work, services) as the earliest of the two dates:

- day of dispatch (transfer) of goods (work, services),
- day of payment, partial payment in consideration for future deliveries of goods (performance of work, provision of services), transfer of property rights.

"Sales of shares of CJSC "Smolensk Cellular Communications" (40%), CJSC "Belgorod Cellular Communications" (30%), CJSC "Lipetsk-Mobile" (5.9%)".

In accordance with the resolution of the Board of Directors (minutes No.14 dated 27.12.2005), the Company ceased its participation in CJSC "Smolensk Cellular Communications" (40% of the authorized capital) by sale of 2,349,200 shares owned by the Company with the nominal value of 1 ruble each at the price of 400,000 USD, and in CJSC "Belgorod Cellular Communications" (30% of the authorized capital) by sale of 30,000 shares owned by the Company with the nominal value of 58 rubles 30 kopecks each at the price of 360,000 USD.
On 06.02.2006 the Company ceased its participation in CJSC "Lipetsk-Mobile" (5.9% of the authorized capital) by sale of 102,017 shares with the nominal value of 1 ruble at the price of 25,000 USD.

Issue of Bonds

On 23.12.2005 the Board of Directors adopted a resolution (minutes No.13 dated 23.12.2005) to place interest-bearing documentary non-convertible bearer bonds of 05 series for the total nominal value of 3 billion RUR.

It is planned to place interest-bearing documentary non-convertible bearer bonds of 05 series in 2006 with compulsory centralized storage in the amount of 3,000,000 (three million) bonds with the nominal value of 1,000 (one thousand) RUR each with the nominal value of 3,000,000,000 (three billion) RUR (hereinafter "the Bond") on the following conditions:
1. Method of placement – public offering.

2. Offering price:
- the offering price of one Bond is established equal to its nominal value – 1000 (one thousand) RUR;
- form of payment – cashless in the currency of the Russian Federation.
3. Term, form, procedure of redemption:
The Bonds shall be redeemed successively in parts on the following dates:
- on the 1274th (one thousand two hundred seventy-fourth) day from the date of beginning of placement, each Bond is redeemed partially for 10% of the nominal value of the issue,
- on the 1456th (one thousand four hundred fifty-sixth) day from the date of beginning of placement, each Bond is redeemed partially for 20% of the nominal value of the issue,
- on the 1638th (one thousand six hundred thirty-eighth) day from the date of beginning of placement, each Bond is redeemed partially for 30% of the nominal value of the issue,
- on the 1820th (one thousand eight hundred twentieth) day from the date of beginning of placement, each Bond is redeemed partially for 40% of the nominal value of the issue.
Early redemption of the bonds is not allowed.

Head ________________ /S.V.Pridantsev/

Chief Accountant ________________ /A.D.Kartashov/

Appendix 5

OJSC "CenterTelecom"

Audit report on the financial statements for 2005

April 2006

CONTENTS	PAGE

AUDIT REPORT ON THE FINANCIAL STATEMENTS OF OJSC "CENTERTELECOM" BY AN INDEPENDENT AUDITING COMPANY

To the shareholders of OJSC "CenterTelecom"

INFORMATION ON THE AUDITOR

Name: ERNST AND YOUNG LLC

Location: Bldg. 1, 77, Sadovnicheskaya nab., Moscow, 115035

The certificate of the entry made in the Unified State Register of Legal Entities about a legal entity registered before July 1, 2002, date of entry: December 5, 2002, series 77 No. 007367150, registered by the State Institution "Moscow Registration Chamber" on June 20, 2002 No. 108.877 under the basic state registration number 1027739707203.

The auditing license No. E002138 was approved by order of the Ministry of Finance of the Russian Federation dated September 30, 2002 No. 223, and was issued for the five-year period.

Membership in the accredited professional auditors' association: ERNST AND YOUNG LLC is a member of Non-Commercial Partnership "Institute of Professional Accountants of Russia" (NP IPAR of Russia).

INFORMATION ON THE AUDITED ENTITY

Name: OJSC "CenterTelecom"

Location: 23, Proletarskaya Str., Khimki, 141400, Moscow region

State registration: No. 1025006174710 as of November 1, 2002 of the Moscow Regional Registration Chamber.

We have audited the annexed financial statements of OJSC "CenterTelecom" for the period from January 1 through December 31, 2005 inclusively, consisting of the balance sheet, profit and loss statement, statement of changes in capital, cash flow statement, balance sheet supplement and explanatory note, clauses 3, 4, 6.1 – 6.12, 6.14 – 14. Management of OJSC "CenterTelecom" is responsible for accounting, preparation and delivery of these financial statements. Out duty is to express opinion about integrity of these financial statements in all material aspects and compliance of the accounting procedure followed in preparation of the financial statements with the laws of the Russian Federation on the basis of the held audit. The audit of the financial statements of OJSC "CenterTelecom" for 2004 was carried out by Ernst and Young Vneshaudit CJSC, which issued a qualified audit report dated May 6, 2005. This report contained a clause that, as of December 31, 2004, the amount of long-term liabilities recorded in line 510 "Long-term credits and loans" of the balance sheet was overstated by 2,000,000 thousand RUR, and the amount of short-term liabilities recorded in line 610 "Short-term credits and loans" was understated by 2,000,000 thousand RUR.

We carried out the audit in accordance with the Federal Law On Auditing, the Federal Auditing Regulations (Standards), Auditing Regulations (Standards) approved by the Commission on Auditing under the President of the Russian Federation, and the International Auditing Standards.

The audit was planned and held to become reasonably sure that the financial statements do not contain any material misstatements. The audit was held on a sample basis and included study, on a test basis, of the proof of indicators and disclosure of information about financial and economic activity in financial statements, evaluation of compliance with accounting principles and rules observed in preparation of financial statements, study of the relevant estimated figures obtained by the management of the audited entity, and evaluation of the general presentation of financial statements. We think that the effected audit gives enough ground to express our opinion about reliability in all material aspects of the financial statements and compliance of the accounting procedure in terms of preparation of financial statements to the laws of the Russian Federation.

In our opinion, the accounting procedure in terms of preparation of financial statements of OJSC "CenterTelecom" for 2005 was in compliance with all requirements of the Federal law On Accounting No. 129-FZ dated November 21, 1996 in all material aspects, and the above-stated financial statements prepared in compliance with the same Law truly represent in all material aspects the financial position of OJSC "CenterTelecom" as of December 31, 2005, and the results of its financial and economic activity for the period from January 1 to December 31, 2005 in accordance with the laws of the Russian Federation relating to preparation of financial statements.

It is not the purpose of the annexed financial statements to present the financial position and business results in accordance with any accounting principles or methods accepted in countries and other administrative and territorial units other than the Russian Federation. Therefore, the annexed financial statements are not intended for those, who are not familiar with accounting principles, procedures, and methods used in the Russian Federation.

April 20, 2006

Denis Slepov,
Partner

Vadim Balashov,
Partner
Qualification Certificate for General Auditing
No. K 003303, for an indefinite period

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ОАО "ЦентрТелеком"

"14" ноября 2006г.
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ОАО "ЦентрТелеком"

С.В.Приданцев
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